As filed with the Securities and Exchange Commission on June 23, 2011

Registration No. 333-173022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUNCOKE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	3312	90-0640593
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1011 Warrenville Road, 6th Floor

Lisle, IL 60532

(630) 824-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Denise R. Cade, Esq.

Senior Vice President, General Counsel and Corporate Secretary

SunCoke Energy, Inc.

1011 Warrenville Road, 6th Floor

Lisle, IL 60532

(630) 824-1000

(630) 824-1001 (facsimile)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Stacy L. Fox, Esq.

Senior Vice President, General Counsel and Corporate Secretary

Sunoco, Inc.

1818 Market Street – Suite 1500

Philadelphia, Pennsylvania 19103

(215) 977-3000

(215) 977-3409 (facsimile)

David A. Katz, Esq. David K. Lam, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000 (212) 403-2000 (facsimile)	Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800 (212) 446-4900 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2011

         Shares

SunCoke Energy, Inc.

Common Stock

This is an initial public offering of our common stock. All of our shares of common stock are currently held by Sunoco, Inc. In connection with this offering, Sunoco will exchange some of these shares of our common stock for indebtedness of Sunoco held by a third-party bank, which we refer to as the “debt exchange party.” The debt exchange party will then sell these shares pursuant to this offering. As a result, the debt exchange party, and not Sunoco or SunCoke, will receive the net proceeds from the sale of the shares in this offering. However, for purposes of the U.S. federal securities laws, Sunoco will be deemed to be the selling stockholder and an underwriter of any shares of our common stock sold in this offering, and the debt exchange party will be deemed to be an underwriter of any shares of our common stock sold in this offering. We expect that the debt exchange party will be Credit Suisse AG, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, which is one of the underwriters in this offering.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $          and $          per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “SXC.”

The underwriters have an option to acquire a maximum of          additional shares from the selling stockholder as described in “Underwriting” to cover over-allotments of shares. We will not receive any of the proceeds from the shares of common stock sold pursuant to the over-allotment option.

Investing in our common stock involves risks. See “Risk Factors ” on page 16.

	Price to Public	Underwriting Discounts and Commissions	Proceeds
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus is                     , 2011.

You should rely only on the information contained in this prospectus, or any free writing prospectus prepared by or on behalf of us, or to which we have referred you. None of Sunoco, Inc., SunCoke Energy, Inc., the debt exchange party or the underwriters has authorized anyone to provide you with information different from, or inconsistent with, the information contained in this prospectus. None of Sunoco, Inc., SunCoke Energy, Inc., the debt exchange party or the underwriters is making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Dealer Prospectus Delivery Obligation

Until             , 2011 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary highlights significant aspects of our business and this offering, but it is not complete and does not contain all of the information that you should consider before making your investment decision. In addition to this summary, you should read the entire prospectus carefully, including the risks of investing in our common stock and the other information discussed under “Risk Factors,” and the financial statements and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

We describe in this prospectus the businesses contributed to us by Sunoco, Inc. as part of our separation from Sunoco, Inc. as if they were our businesses for all historical periods described. Please see “Our Separation from Sunoco” for a description of this separation. Our historical financial results as part of Sunoco, Inc. contained in this prospectus may not reflect our financial results in the future as a stand-alone company or what our financial results would have been had we been a stand-alone company during the periods presented.

As used in this prospectus, references to “our company,” “SunCoke,” “we,” “our” or “us” refer to SunCoke Energy, Inc., and its consolidated subsidiaries, after giving effect to the transfer to us by Sunoco, Inc. of the assets and liabilities that comprise our business. As used in this prospectus, references to “Sunoco” refer to Sunoco, Inc. and its consolidated subsidiaries, other than SunCoke. Certain industry and other technical terms used throughout this prospectus relating primarily to our business, including terms related to the coke and coal industries are defined in the “Glossary of Selected Terms” included elsewhere in this prospectus.

Our Company

We are the largest independent producer of high-quality metallurgical coke in the Americas, as measured by tons of coke produced each year, and have over 45 years of coke production experience. Metallurgical coke is a principal raw material in the integrated steelmaking process. We have designed, developed and built, and currently own and operate four metallurgical cokemaking facilities in the United States and designed and operate one cokemaking facility in Brazil under licensing and operating agreements on behalf of our customer. We are currently constructing a fifth U.S. facility that we also will own and operate and that is expected to be completed in the fourth quarter of 2011. Upon its completion, we expect that our total cokemaking capacity will increase to approximately 4.2 million tons of coke per year in the United States. The cokemaking facility that we operate in Brazil has cokemaking capacity of approximately 1.7 million tons of coke per year. We also have a preferred stock investment in the project company that owns the Brazil facility. We own and operate coal mining operations in Virginia and West Virginia that have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years.

We are a technological leader in cokemaking. Our advanced heat recovery cokemaking process has numerous advantages over by-product cokemaking, including producing higher quality coke, using waste heat to generate derivative energy for resale and reducing environmental impact. The Clean Air Act Amendments of 1990 specifically directed the U.S. Environmental Protection Agency, or EPA, to evaluate our heat recovery coke oven technology as a basis for establishing Maximum Achievable Control Technology, or MACT, standards for new cokemaking facilities. In addition, each of the three cokemaking facilities that we have built since 1990 has either met or exceeded the applicable Best Available Control Technology, or BACT, or Lowest Achievable Emission Rate, or LAER, standards, as applicable, set forth by the EPA for cokemaking facilities. In conducting our cokemaking operations, we direct our marketing efforts principally towards steelmaking facilities that require high quality metallurgical coke for their blast furnaces. We currently sell approximately 3.6 million tons of metallurgical coke per year to our three primary customers in the United States: ArcelorMittal, United States Steel Corporation, or U.S. Steel, and AK Steel Corporation, or AK Steel. Substantially all of our coke sales are made pursuant to long-term take-or-pay agreements which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. These coke sales agreements have an average remaining term of approximately 9 years. For the year ended December 31, 2010, ArcelorMittal, our largest customer, accounted for approximately 69 percent of our total revenues.

Our underground metallurgical coal mining operations near our Jewell cokemaking facility had at least 85 million tons of proven and probable coal reserves as of December 31, 2010. In January 2011, we acquired Harold Keene Coal Co., Inc. and its affiliated companies, or the HKCC Companies, for approximately $52 million, consisting of a net cash payment of $36 million and contingent consideration totaling $16 million. This acquisition adds between 250 thousand and 300 thousand tons of coal production annually, with the potential to expand production in the future, and 21 million tons of proven and probable coal reserves located in Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining operations.

All of our expected 2011 coal production volumes, including production from the HKCC Companies, are contracted for sale. An expansion plan is underway that we expect will increase our coal production from our underground mines. Reflecting existing tightness in the Appalachian labor market and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for this project, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation Energy, LLC, or Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

Including the HKCC Companies, our mining operations now consist of 13 active underground mines, one active surface mine and one active highwall mine in Russell and Buchanan Counties, Virginia and McDowell County, West Virginia. Our coal mining operations have historically produced coal that we believe possesses highly desirable coking properties: mid-volatility and low sulfur and ash content. Substantially all of our mined coal has been used internally at our nearby Jewell cokemaking facility or at our other domestic cokemaking facilities. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our existing coal mining operations, and high quality steam coal.

For the year ended December 31, 2010, our total revenues, net income and Adjusted EBITDA were approximately $1.3 billion, $146.3 million and $227.3 million, respectively. For the three months ended March 31, 2011, our total revenues, net income and Adjusted EBITDA were approximately $333.3 million, $5.7 million and $26.6 million, respectively. For the definition of Adjusted EBITDA and a presentation of net income (loss) calculated in accordance with generally accepted accounting principles, or GAAP, and reconciliation to our Adjusted EBITDA, see “—Summary Historical and Pro Forma Financial and Operating Data.”

Competitive Strengths

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Largest independent metallurgical coke producer in the Americas. We are the largest independent metallurgical coke producer in the Americas as measured by tons of coke produced each year. By the end of 2011, we expect to be operating facilities with total cokemaking capacity of approximately 6 million tons, including a facility in Brazil that we operate on behalf of one of our customers. We believe that our operating scale and cokemaking facilities provide strong name recognition throughout the industry and serve as an effective marketing platform to help grow our business. The scale of our operations allows us to leverage company-wide best practices and systems for the continuous improvement of our facilities. In addition, because our facilities, equipment and operational practices are highly standardized, we expect to be able to leverage our experience with our existing facilities in the start up and establishment of projects in new markets.

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Highly efficient, commercially proven cokemaking technology and valuable proprietary know-how. Our cokemaking technology has been developed over five decades through our operational experience and research and development efforts. We operate over one thousand ovens, some of which have been in service for more than 20 years, and have built a record of reliable operations with our customers. Over the last 20 years, we have also made significant advances in the design of our facilities and have been granted numerous patents for certain proprietary features. As a result of our design improvements and extensive operational know-how, we believe that we possess the most advanced and environmentally sound cokemaking technology in the industry. For example, our oven design and operational practices allow us to produce more electricity from our heat recovery process than any competing heat recovery technology. Our facilities can generate approximately nine megawatts of electric power each hour per 110 thousand tons of cokemaking capacity (e.g., a 550 thousand ton per year facility can produce approximately 45 megawatts per hour) whereas competing heat recovery designs can produce seven or less megawatts of electric power each hour per 110 thousand tons of cokemaking capacity. The Clean Air Act Amendments of 1990 specifically directed the EPA to evaluate our heat recovery coke oven technology as a basis for establishing MACT standards for new cokemaking facilities. In addition, each of the three cokemaking facilities that we have built since 1990 has either met or exceeded the applicable BACT or LAER standards, as applicable, set forth by the EPA for cokemaking facilities. The negative pressure operation of our ovens contains and virtually eliminates emissions of hazardous pollutants that by-product ovens can emit.

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Secure, long-term agreements with leading steelmakers. We make substantially all of our metallurgical coke sales pursuant to long-term coke sales agreements with ArcelorMittal, U.S. Steel and AK Steel, which are three of the largest integrated steelmakers in North America. These coke sales agreements have an average remaining term of approximately 9 years and contain take-or-pay provisions, which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. To date, our customers have always satisfied their obligations under these agreements. With the exception of our Jewell cokemaking facility, where we mine our own coal, all of our coke sales agreements also effectively provide for the pass-through of coal costs, subject to meeting contractual coal-to-coke yields. The coal component of the Jewell coke price is fixed annually for each calendar year based on the weighted-average contract price of third-party coal purchases at our Haverhill facility applicable to ArcelorMittal coke sales. These features of our coke sales agreements reduce our exposure to coal price changes over the remaining terms of the agreements. In addition, we designed and currently operate one cokemaking facility in Brazil under long-term licensing and operating agreements with affiliates of ArcelorMittal that will run through 2023, subject, in the case of the licensing agreement, to the issuance prior to 2014 of certain patents in Brazil that have been granted in the United States.

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Proven ability to develop, permit, construct and start up new facilities. We have executed the development, permitting, construction and start up of three projects in the United States with approximately 1.75 million tons of cokemaking capacity in the last six years. We have received permits and have begun construction of a facility in Middletown, Ohio that we expect will become operational in the fourth quarter of 2011, and we are the only company to complete a greenfield cokemaking facility in the United States in the last 25 years. We believe our demonstrated capability to develop, permit, construct and start up new facilities provides us with an advantage in pursuing growth opportunities in the United States and internationally.

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Demonstrated international operating experience. The Vitória, Brazil cokemaking facility is the largest facility that we operate. Prior to the start up of the facility, we did not have a presence outside of the United States. Using our technology and operating expertise, we provided technical advice during construction, and we completed start up and initiated operation of this facility, including the development and training of the local management team. We believe that our standardized plant design, well-developed operating practices and systems, and experience from our existing operations facilitated the successful execution of this international project and can be replicated for projects in new markets.

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Availability of high-quality metallurgical coal reserves. Including the acquisition of the HKCC Companies in January 2011, we control at least 106 million tons of proven and probable coal reserves. We have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years. In addition, the HKCC Companies sell between 250 thousand and 300 thousand tons of coal annually and have the potential to expand production in the future. Our coal mining operations have historically produced metallurgical coal that we believe possesses highly desirable coking properties and, as such, it can be used as a single-coal blend for making high-quality coke or as a high-quality supplement to nearly any coal blend. We have also used our coal production to supplement coal purchases at our other domestic cokemaking facilities and have the ability to sell coal to third parties, including those in international markets. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our existing coal mining operations, and high quality steam coal. Since 2003, prices for metallurgical coal have risen by 320 percent. We expect demand for high quality metallurgical coal to continue to grow.

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Excellent safety record in coal mining and cokemaking operations. The health and safety of our employees is of paramount importance to us. We believe that we employ best practices and conduct continual training programs in compliance with regulatory requirements to ensure that all of our employees are focused on safety. We have consistently operated our metallurgical coke operations within or near the top quartile for the U.S. Occupational Safety and Health Administration’s recordable injury rates as measured and reported by the American Coke and Coal Chemicals Institute. Our coal mining operations are among the safest in the United States, consistently operating in the top quartile for the U.S. Department of Labor’s Mine Safety and Health Administration, or MSHA, recordable injury rates for underground bituminous coal mining. We have also won the Sentinels of Safety award for 2008 from the MSHA for having the mine with the most employee hours worked without experiencing a lost-time injury.

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Highly experienced management team. Our senior operating management team averages 26 years of experience in global industrial manufacturing and infrastructure development, including in the coal, coke and steel-related industries. In September 2010, we hired a new chief executive officer, Frederick A. Henderson, who served as chief executive officer, chief operating officer and chief financial officer of one of the largest global automakers and has extensive global operations and manufacturing experience as well as extensive expertise in dealing with the steel industry. We believe that our management team’s combination of industry knowledge, experience in major manufacturing operations and experience in developing large global fixed asset projects provides a strong leadership foundation for our future growth.

Business and Growth Strategies

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Maintain our consistent focus on operational excellence, safety and environmental stewardship. Operating our cokemaking facilities reliably and at low cost while producing consistently high quality coke is critical to maintaining the satisfaction of our existing customers and our ability to secure new customers and projects. We have developed and instituted a management program to drive the reliable and cost-efficient operation of our facilities through standardized processes, procedures and management systems incorporating best practices that we refer to as the “SunCoke Way.” We believe that the SunCoke

Way provides the foundation to achieve operational excellence at our facilities and represents a key component of the future growth of our business. Our expertise at developing, constructing and operating our facilities will enable us to continue growing with our customers, and others, as they construct new blast furnaces and their existing cokemaking facilities require replacement. We are also currently implementing operational improvements in our coal mining business. These initiatives focus on improving the productivity and safety of our operations and include the upgrading or replacement of mining equipment, the implementation of improved operating practices, and the use of enhanced reporting metrics. We are also committed to maintaining a safe work environment and ensuring strict compliance with applicable laws and regulations at both our cokemaking and coal mining operations. To support these objectives, we are in the process of implementing a structured safety and environmental process that provides a robust framework for managing and monitoring safety and environmental performance. We also seek to foster good relationships with regulators, policymakers, state and local officials and the communities in which we operate.

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Grow our international footprint with a focus on key growth markets. We believe that international markets and, in particular, emerging economies will drive the vast majority of coke demand growth in the coming decade and as such will require significant new cokemaking capacity. CRU International, Ltd. estimates that global crude steel production will grow by nearly 4 percent per year to 2,244 million tons by 2020, and that global coke demand will increase by approximately 196 million tons by 2020, representing a 30 percent increase in coke demand from estimated 2010 levels. We have targeted Brazil, China, Eastern Europe and India as key markets that we believe offer us attractive growth opportunities and where we expect to focus our development efforts. We believe our track record as a technological pioneer in cokemaking and our growing portfolio of cokemaking facilities provide strong name recognition throughout the global steel industry and serve as an effective marketing platform. The Vitória, Brazil facility that we designed and operate for a subsidiary of ArcelorMittal represents the successful completion and operation of an international facility in a market where we previously had no presence. Our existing relationships with world-class steelmakers also provide potential customers with a tangible and successfully-demonstrated framework for outsourcing a critical component of their manufacturing process. Our relationships demonstrate that we have the commercial and technical capability and experience to reliably and consistently meet our customers’ needs on a long-term basis. In late May 2011, we signed a memorandum of understanding to make a minority equity investment of approximately $30 million in Global Coke Limited, one of the leading metallurgical coke producers in India. In conjunction with the investment, we would provide operations, engineering and technology support to Global Coke. We are currently conducting due diligence in connection with the proposed transaction. Consummation of the transaction is subject to the satisfaction of customary closing conditions, including the execution of definitive agreements and the approval of management of the respective parties.

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Continue to grow our North American cokemaking businesses. Integrated steelmakers in the United States and Canada have historically imported and are currently importing coke to fill a structural deficit in the market. This deficit has ranged between two and four million tons of coke per year from 2005 to 2009. These coke volumes have been and continue to be sourced in the international market, largely from Chinese suppliers, and as such are subject to significant price volatility. In addition to this capacity deficit, more than 25 percent of the cokemaking capacity in the United States and Canada, representing 5.7 million tons per year of capacity, is older than 40 years. We believe that a significant proportion of this aging capacity will require replacement in the coming decade to address facility conditions or meet more stringent environmental standards. We believe the combination of these factors—a structural domestic capacity deficit and aging capacity—present an attractive opportunity for our continued growth in North America. To facilitate the development of these opportunities, we plan to leverage our deep knowledge of the market and our relationships with all of the largest integrated steelmakers in North America. In support of this initiative, we are currently in the early stages of permitting a potential new U.S. cokemaking facility in Kentucky that we believe, if constructed, would produce up to 1.1 million tons of coke per year. We are also assessing alternative sites in other states for this project. We believe this potential project could serve multiple customers and also provide an opportunity to sell a portion of the production in open market sales. In addition to new growth opportunities, the completion of our Middletown facility that is currently under construction is also an important component of our plan to increase the profitability and cash generation of our North American business. Once online, the facility will not only generate incremental earnings and cash flow but also will significantly diversify our earnings base. We anticipate that once our Middletown facility is in full production, none of our coke sales agreements will constitute more than approximately 20 percent of our overall operating income excluding corporate overhead costs, whereas our Jewell coke sales agreement accounted for nearly 80 percent of such income in 2010.

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Reserve a portion of our cokemaking capacity in future projects for opportunistic market sales. All of our current cokemaking capacity, including from the Middletown facility under construction, is committed under long-term take-or-pay agreements. For our future projects we may seek to reserve a portion of the facility’s overall cokemaking capacity for sales on the open market. We believe that, when combined with a base of long-term commitments, uncommitted capacity reserved for open market sales will provide an attractive opportunity to capture significant value during market up-cycles. We anticipate targeting approximately 5 to 10 percent of our overall coke sales volumes for sales in the open market. In particular, if we are successful in developing a new U.S. cokemaking facility, we may reserve a portion of the annual capacity at such facility for open market sales.

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Maintain our technological advantage through the development or acquisition of new technologies. Our active engineering and technology development program is focused on maintaining our technological edge. This program is focused on adapting and improving our current cokemaking technology to meet the varying needs of customers in different regions and identifying new or adjacent technologies that could be developed or acquired to augment our offering and create additional growth opportunities. This program also provides a basis for continuous improvement in our current cokemaking operations.

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Expand our domestic coal production and pursue selective reserve acquisitions. In January 2011, we acquired the HKCC Companies for approximately $52 million including working capital and contingent consideration. This acquisition adds 21 million tons of proven and probable coal reserves located in Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining operations. An expansion plan is underway that we expect will increase our coal production from our underground mines. Reflecting existing tightness in the Appalachian labor market and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for this project, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern. In addition to organic growth of our coal production, we will also evaluate selective, opportunistic acquisitions of additional coal reserves that can complement our portfolio and grow our annual production.

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Maintain liquidity and financial flexibility to facilitate growth. Our core business model is predicated on providing alternatives for steelmakers to investing capital in captive coke production facilities.

Consequently, our ability to grow requires significant capital investment for most projects and in turn requires a solid financial profile to support such investments. Our aim is to maintain liquidity and capital resources at levels that will permit us to continue to finance additional growth projects that are likely to require significant capital investment. Where appropriate, we also will pursue opportunities for attractive strategic partnerships and other project financing and structuring options, to maximize value for our stockholders and our customers.

Recent Developments

Concurrently with the consummation of this offering, we expect to enter into a $                 million senior secured revolving credit facility and a $                 million senior secured term loan credit facility (collectively, the “credit facilities”). The gross proceeds from the credit facilities will be used to repay certain intercompany indebtedness to Sunoco, to pay related fees and expenses and for general corporate purposes. We expect to consummate the credit facilities simultaneously with the completion of this offering. See “Description of Certain Indebtedness—Senior Secured Credit Facilities.”

Also concurrently with this offering, under a separate offering memorandum, we are offering approximately $                 million aggregate principal amount of         % Senior Notes due          (the “senior notes offering”), in a private placement. The gross proceeds from the senior notes offering will be used to repay certain intercompany indebtedness to Sunoco, to pay related fees and expenses and for general corporate purposes. We expect to consummate the senior notes offering simultaneously with the completion of this offering. The description and other information in this prospectus regarding the senior notes offering is included in this prospectus solely for informational purposes. Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any senior notes. See “Description of Certain Indebtedness—Senior Notes.”

The consummation of the credit facilities and the senior notes offering, on the one hand, and the consummation of this offering, on the other hand, are conditioned on each other. In addition, this offering is conditioned on Sunoco’s receipt from us of $575 million from the proceeds of such debt financing in satisfaction of certain intercompany indebtedness owed by our company to Sunoco.

In January 2011, we amended our Jewell and Haverhill coke sales agreements with ArcelorMittal to, among other things, extend their respective take-or-pay provisions through 2020. We entered into these amendments as part of our settlement with ArcelorMittal to resolve the lawsuit concerning coke pricing for our Jewell cokemaking facility. If these amendments had been in place during 2010, our pretax earnings would have been reduced by approximately $60 million. In February 2011, we entered into a settlement agreement with ArcelorMittal to resolve arbitration claims at our Indiana Harbor cokemaking facility. We do not expect this settlement to significantly impact our future income. For more information on the settlement, the amendments to the coke sales agreements and their impact on our business, see “Management’s Discussion and Analysis of Financial Position and Results of Operations—Outlook—Resolution of Contract Disputes with ArcelorMittal” and “Business—Legal Proceedings.”

Relationship with Sunoco

We are currently a wholly owned subsidiary of Sunoco. After completion of this offering, Sunoco will have the ownership interests described below under “The Offering,” and we will no longer be its wholly owned subsidiary. We had no material assets or activities as a separate corporate entity until the contribution to us by Sunoco of the businesses described in this prospectus.

After completion of this offering, Sunoco plans to distribute all of the shares of our common stock it then owns to Sunoco’s shareholders before              by means of a spin-off, which is a pro rata distribution by Sunoco of the shares of our common stock it owns to holders of Sunoco’s common stock. Sunoco’s agreement to complete the distribution is contingent on the satisfaction or waiver of a variety of conditions. In addition,

Sunoco has the right to terminate its obligations to complete the distribution if, at any time, Sunoco’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of Sunoco or its shareholders. As a result, the distribution may not occur by the contemplated time or at all. For a discussion of the conditions to the distribution, Sunoco’s rights to terminate its obligation to complete the distribution and restrictions in Sunoco’s indebtedness that may prohibit the distribution, see “Arrangements Between Sunoco and Our Company” and “Risk Factors.”

Prior to the completion of this offering, we will enter into agreements with Sunoco that will govern the separation of our businesses from Sunoco and various interim and ongoing relationships. These agreements will be in effect as of the completion of this offering. They will provide for, among other things, the transfer from Sunoco to us of assets and the assumption by us of liabilities comprising our businesses. For more information regarding the assets and liabilities to be transferred to us, see our combined pro forma and historical financial statements and accompanying notes included elsewhere in this prospectus. See “Arrangements Between Sunoco and Our Company” for a more detailed discussion of these agreements. All of the agreements relating to our separation from Sunoco will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Sunoco. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Related to Our Ongoing Relationship with Sunoco.”

The Underwriting and Exchange

Instead of selling shares of our common stock directly to the underwriters for cash, Sunoco will first exchange the shares of our common stock to be sold in this offering with the debt exchange party for outstanding debt obligations of Sunoco held by the debt exchange party. We expect that the debt exchange party will hold indebtedness of Sunoco having an aggregate principal amount of at least $         million based on a maximum assumed initial public offering price of $         per share, which is the high point of the price range set forth on the cover of this prospectus. The amount of indebtedness of Sunoco held by the debt exchange party is expected to be sufficient to acquire all of the shares of our common stock to be sold in this offering, inclusive of the shares of our common stock that may be sold pursuant to the over-allotment option. We expect that Credit Suisse AG, Cayman Islands Branch, an affiliate of one of the underwriters, will be the debt exchange party. The debt exchange party will then sell our shares to the underwriters. Upon completion of the debt for equity exchange, the Sunoco debt obligations exchanged in the debt for equity exchange will be retired. We do not guarantee or have any other obligations in respect of these Sunoco debt obligations. See “Underwriting—The Exchange.”

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to:

•	Risks related to our operations generally, such as:

•	Unfavorable economic conditions could cause our customers to reduce their demand for our products, default on the debts they owe to us or defer contracted shipments of coke or coal.

•	Extensive laws and regulations, including those related to permits, environmental matters and health and safety, may increase our costs of conducting our cokemaking and coal mining businesses.

•	Equipment upgrades, equipment failures and depreciation of assets may lead to production curtailments, shutdowns or additional expenditures.

•	Risks related to our cokemaking business, such as:

•

Our customers operate in a competitive and cyclical industry, which may result in their default on, or failure to comply with, their contractual obligations to purchase coke, failure to extend their existing contracts with us, or enter into new long-term contracts with us that are less advantageous than our existing contracts with them.

•	Our current customer base is concentrated among three customers, with one customer, ArcelorMittal, accounting for approximately 69 percent of our total revenues in 2010.

•	Our domestic or international growth strategies to develop, design, construct, start up and operate new cokemaking facilities domestically or internationally may not be successfully implemented.

•	Risks related to our coal mining business, such as:

•	Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our profitability and the value of our coal reserves.

•

Extensive environmental and safety regulations impose significant costs on our coal mining operations, and future regulations could materially increase those costs, impose new or increased liabilities, limit our ability to produce and sell coal, or require us to change our operations significantly.

•	Operating risks related to our coal mining operations that are beyond our control could result in a material increase in operating expenses and a decrease in production levels.

Conflicts of Interest

Immediately prior to the completion of this offering, Sunoco will own all of our outstanding common stock. Immediately following completion of this offering, we expect Sunoco will own approximately              percent of our shares of common stock, assuming the underwriters do not exercise their over-allotment option. Prior to this offering, we have had, and, after this offering, we will continue to have, certain commercial and contractual arrangements with Sunoco and its affiliates. Sunoco intends to consummate a debt exchange pursuant to which it will exchange a portion of our outstanding common stock for outstanding indebtedness of Sunoco pursuant to an exchange agreement with the debt exchange party. We expect that Credit Suisse AG, Cayman Islands Branch, an affiliate of one of the underwriters, will be the debt exchange party. The debt exchange party will receive all of the net proceeds of this offering if the exchange described in “Underwriting” takes place. Certain of the underwriters may be deemed to have a “conflict of interest” under Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA. See “Risk Factors—Risks Related to Our Relationship with Sunoco,” “Use of Proceeds,” and “Underwriting.”

Corporate and Other Information

We were incorporated as SunCoke Energy, Inc. in December 2010 under the laws of the State of Delaware. Our principal executive offices are located at 1011 Warrenville Road, 6th Floor, Lisle, IL 60532. Our telephone number is +1 (630) 824-1000. Our website is www.suncoke.com. The information and other content contained on our website is not incorporated by reference in this prospectus. You should not consider information and other content contained on our website to be a part of this prospectus.

About Sunoco, Inc.

Sunoco, Inc., headquartered in Philadelphia, Pennsylvania, is a leading transportation fuel provider, with operations located mainly in the East Coast and Midwest regions of the United States. In addition to its ownership interest in us, Sunoco sells transportation fuels through more than 4,900 branded retail locations in 23 states. APlus convenience stores are operated by Sunoco or independent dealers in more than 600 of its retail locations. The retail network in the Northeast is principally supplied by Sunoco-owned refineries with a combined crude oil processing capacity of 505 thousand barrels per day. Sunoco is also the general partner and has a 31 percent interest in Sunoco Logistics Partners, L.P., a publicly traded master limited partnership which owns and operates 7,600 miles of refined product and crude oil pipelines and approximately 40 active product terminals. Many of Sunoco Logistics’ pipelines and terminals and storage facilities are integrated with Sunoco’s retail network and refineries.

The Offering

Common stock to be sold in this offering	shares ( percent of shares outstanding)

Total common stock to be issued and outstanding immediately after this offering	shares

Common stock to be held by Sunoco immediately after this offering	shares ( percent of shares outstanding)

Over-allotment option	The underwriters have an option to acquire a maximum of additional shares from the selling stockholder as described in “Underwriting” to cover over-allotments of shares. We will not receive any of the proceeds from the shares of common stock sold pursuant to the over-allotment option.

Selling stockholder	Sunoco, as selling stockholder, will grant the debt exchange party the right to purchase up to shares of our common stock, in connection with this offering, if and to the extent Sunoco completes the exchange of certain of its indebtedness with the debt exchange party for our shares prior to the completion of the offering. Although, under U.S. federal securities laws, Sunoco is the selling stockholder of any shares of our common stock, the debt exchange party, not Sunoco, will receive the cash proceeds from the sale of the shares of our common stock in this offering.

Use of proceeds	We will not receive any proceeds from the sale of our common stock in this offering. All of the net proceeds from this offering will be received by the debt exchange party, which will acquire our common stock being sold in this offering from Sunoco in exchange for outstanding Sunoco indebtedness held by the debt exchange party.

Conditions to this offering	The consummation of this offering is subject to the satisfaction (or waiver by Sunoco in its sole discretion) of the following material conditions:

•	the completion of the separation and the related transactions;

•

our entry into the credit facilities, our issuance of the senior notes and Sunoco’s receipt from us of $575 million from the proceeds of such financing in satisfaction of certain intercompany indebtedness owed by our company to Sunoco;

•	the completion of the debt-for-equity exchange; and

•	Sunoco’s satisfaction that the subsequent distribution will qualify as a tax-free distribution to Sunoco, us and Sunoco’s shareholders.

For a list of all conditions to this offering, see “Arrangements Between Sunoco and Our Company—Separation and Distribution

Agreement—Initial Public Offering,” and for a discussion of the conditions precedent to the senior notes offering and the credit facilities, the consummation of which are conditions to this offering, see “Description of Certain Indebtedness.”

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings for use in the operation and expansion of our business. Our board of directors is free to change our dividend practices at any time, including to increase, decrease or eliminate our dividend. See “Dividend Policy.”

New York Stock Exchange symbol	We have applied to have the shares of our common stock listed on the New York Stock Exchange, or NYSE, under the symbol “SXC.”

Unless otherwise indicated, all references to the number and percentage of shares of common stock outstanding and percentage ownership information are based on our “pro forma shares of common stock,” in each case following this offering and the separation and assuming the following:

•	There is no exercise of the underwriters’ option to purchase up to additional shares of our common stock to cover over-allotments, if any; and

•	The number of pro forma shares of common stock excludes approximately shares of our common stock reserved for issuance under benefit plans for our employees and directors.

Summary Historical and Pro Forma Financial and Operating Data

The following table sets forth certain of our summary historical and pro forma financial and operating data. We derived our summary historical financial data as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008 from our audited combined financial statements, included elsewhere in this prospectus. We derived our summary historical financial data as of March 31, 2011 and 2010 and for the three months ended March 31, 2011 and 2010 from our unaudited combined financial statements included elsewhere in this prospectus.

Our financial statements include allocations of costs from certain corporate and shared services functions provided to us by Sunoco, as well as costs associated with participation by certain of our executives in Sunoco’s benefit and management incentive plans. The allocation methods for corporate and shared services costs vary by function but generally consist of one of the following: level of support required, usage, headcount or historical costs of assets. The employee benefit costs are allocated as a percentage of the executives’ actual pay while the incentive plan costs represented the actual costs associated the executives.

The financial statements included in this prospectus may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during the periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

The summary unaudited pro forma financial data is derived from our pro forma financial statements as of March 31, 2011 and for the three months then ended as well as our pro forma statement of income for the year ended December 31, 2010, included elsewhere in this prospectus. We derived our summary pro forma financial statements by application of pro forma adjustments to our historical financial statements included elsewhere in this prospectus. The unaudited pro forma statements of income give effect to the transactions described elsewhere in this prospectus as if they had occurred as of January 1, 2010. The unaudited pro forma combined balance sheet gives effect to such transactions as if they had occurred as of March 31, 2011.

Our summary unaudited pro forma financial statements have been prepared to reflect adjustments to our historical financial information that are attributable to our separation activities from Sunoco and to this offering, described in more detail elsewhere in this prospectus. The adjustments attributable to our separation activities reflect changes that will take place to enable us to operate separately from Sunoco, including changes in our capital structure.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma financial data are for illustrative and informational purposes only and do not purport to represent what the financial position or results of operations would have been if we had operated as a stand-alone public company during the periods presented or if the transactions described above had actually occurred as of the dates indicated, nor does it project the financial position at any future date or the results of operations or cash flows for any future period.

The following table includes one financial measure, Adjusted EBITDA, which we use in our business and is not calculated or presented in accordance with GAAP, but we believe such measure is useful to help investors understand our results of operations. We explain this measure and reconcile it to our net income, which is its most directly comparable financial measure calculated and presented in accordance with GAAP in note (3) to the following table.

The information below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Financial and Operating Data,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Arrangements Between Sunoco and Our Company,” our audited financial statements and related notes and our unaudited interim combined financial statements and related notes included elsewhere in this prospectus.

	Historical					Pro Forma
	Years Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2010	Three Months Ended March 31, 2011
	2010	2009	2008	2011	2010
				(unaudited)		(unaudited)
	(Dollars in thousands, except per share data)
Income Statement Data:
Revenues
Sales and other operating revenue	$1,316,547	$1,124,016	$838,936	$332,967	$328,224	$1,316,547	$332,967
Other income, net(1)	10,046	20,970	1,315	351	199	10,046	351

Total revenues	1,326,593	1,144,986	840,251	333,318	328,423	1,326,593	333,318

Costs and operating expenses
Cost of products sold and operating expenses	1,036,944	860,830	630,771	281,329	252,183	1,036,944	281,329
Loss on firm purchase commitments	—	—	—	18,544	—	—	18,544
Selling, general and administrative expenses	67,232	40,205	34,244	16,160	13,255	67,232	16,160
Depreciation, depletion and amortization	48,157	32,323	24,554	13,020	10,712	48,157	13,020

Total costs and operating expenses	1,152,333	933,358	689,569	329,053	276,150	1,152,333	329,053

Operating income	174,260	211,628	150,682	4,265	52,273	174,260	4,265

Interest income—affiliate	23,687	24,063	27,351	5,682	5,744	—	—
Interest income	35	447	218	35	27	35	35
Interest cost—affiliate	(5,435)	(5,663)	(11,187)	(1,500)	(1,391)	—	—
Interest cost	—	—	—	—	—	(44,263)	(11,066)
Capitalized interest	701	1,493	3,999	312	88	6,703	3,750

Total financing income (expense), net	18,988	20,340	20,381	4,529	4,468	(37,525)	(7,281)

Income (loss) before income tax expense	193,248	231,968	171,063	8,794	56,741	136,735	(3,016)
Income tax expense	46,942	20,732	38,131	3,139	14,002	27,728	379

Net income (loss)	146,306	211,236	132,932	5,655	42,739	109,007	(3,395)
Less: Net income (loss) attributable to noncontrolling interests(2)	7,107	21,552	19,028	(6,171)	3,716	7,107	(6,171)

Net income attributable to net parent investment/SunCoke Energy, Inc. stockholders	$139,199	$189,684	$113,904	$11,826	$39,023	$101,900	$2,776

Pro forma net income attributable to SunCoke Energy, Inc. stockholders per share:
Basic
Diluted
Pro forma weighted-average shares of common stock outstanding:
Basic
Diluted

	Historical					Pro Forma
	Years Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2010	Three Months Ended March 31, 2011
	2010	2009	2008	2011	2010
	(Dollars in thousands, except per share data)
Other Financial Data
Adjusted EBITDA(3)	$227,293	$230,205	$157,256	$26,581	$61,799	$227,293	$26,581

Cash Flows Data:
Net cash provided by operating activities	$296,603	$187,246	$171,330	$7,354	$88,749
Net cash used in investing activities	$(213,921)	$(215,106)	$(304,469)	$(95,196)	$(9,744)
Net cash provided by (used in) financing activities	$(45,331)	$7,619	$133,703	$58,706	$(36,606)
Capital expenditures:
Ongoing(4)	$45,943	$28,218	$15,545	$7,142	$7,589
Expansion(5)	169,714	186,976	288,928	52,338	2,155

Total	$215,657	$215,194	$304,473	$59,480	$9,744

Balance Sheet Data (at period end):
Properties, plants and equipment, net(6)	$1,180,208	$1,012,771	$826,072	$1,291,581	$1,011,804		$1,291,581
Total assets	$1,718,466	$1,546,686	$1,312,905	$1,860,110	$1,568,851		$1,694,302
Total debt, including current portion and amounts due to affiliates	$944,325	$434,269	$408,039	$1,006,532	$401,904		$700,000
Net parent investment/SunCoke Energy, Inc. stockholders’ equity	$369,541	$741,994	$552,412	$380,977	$799,221		$401,459

Coke Operating Data:
Owned and Operated Capacity Utilization (%)	97	90	95	95	92
Domestic coke sales volumes—owned and operated plants (thousands of tons)	3,638	2,813	2,628	872	833
International coke production—operated plant (thousands of tons)	1,636	1,263	1,581	364	413

Coal Operating Data(7):
Coal sales (thousands of tons):
Internal use	1,275	1,189	1,170	300	327
Third parties	2	25	63	86	—

Total	1,277	1,214	1,233	386	327

Coal production (thousands of tons)	1,104	1,134	1,179	335	311

(1)

Includes preferred dividend income from our investment in the company which owns the coke facility we operate in Brazil of $9.5 and $19.0 million for the years ended December 31, 2010 and 2009, respectively.

(2)	Represents amounts attributable to third-party investors in our Indiana Harbor cokemaking operations.

(3)

EBITDA represents earnings before interest, taxes, depreciation, depletion and amortization. Our EBITDA for all periods presented reflects sales discounts included as a reduction in sales and other operating revenue in our combined statements of income. These sales discounts represent the sharing with our customers of a portion of nonconventional fuels tax credits, which reduce our income tax expense. However, we believe that our Adjusted EBITDA would be inappropriately penalized if these discounts were treated as a reduction of EBITDA since they represent sharing of a tax benefit which is not included in EBITDA. Accordingly, in computing our Adjusted EBITDA, we have added back these sales discounts. Our Adjusted EBITDA also reflects the deduction of income attributable to noncontrolling interests in our Indiana Harbor cokemaking operations. As a result of these adjustments, our Adjusted EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do. Adjusted EBITDA does not represent and should not be considered an alternative to net income under GAAP. The following table (unaudited) reconciles Net Income to EBITDA and Adjusted EBITDA:

	Historical					Pro Forma
	Years Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2010	Three Months Ended March 31, 2011
	2010	2009	2008	2011	2010
	(Dollars in thousands, except per share data)
Net income (loss)	$146,306	$211,236	$132,932	$5,655	$42,739	$109,007	$(3,395)
Add: Depreciation, depletion and amortization	48,157	32,323	24,554	13,020	10,712	48,157	13,020
Subtract: Interest income (primarily from affiliates)	(23,722)	(24,510)	(27,569)	(5,717)	(5,771)	(35)	(35)
Add: Interest cost—affiliates	5,435	5,663	11,187	1,500	1,391	—	—
Add: Interest cost	—	—	—	—	—	44,263	11,066
Subtract: Capitalized interest	(701)	(1,493)	(3,999)	(312)	(88)	(6,703)	(3,750)
Add: Income tax expense	46,942	20,732	38,131	3,139	14,002	27,728	379

EBITDA	222,417	243,951	175,236	17,285	62,985	222,417	17,285
Add: Sales discounts provided to customers due to sharing of nonconventional fuels tax credits	11,983	7,806	1,048	3,125	2,530	11,983	3,125
Add (Subtract): Net (income) loss attributable to noncontrolling interests	(7,107)	(21,552)	(19,028)	6,171	(3,716)	(7,107)	6,171

Adjusted EBITDA	$227,293	$230,205	$157,256	$26,581	$61,799	$227,293	$26,581

(4)

Ongoing capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and/or to extend their useful lives. Ongoing capital expenditures also include new equipment which improves the efficiency, reliability or effectiveness of existing assets. Ongoing capital expenditures do not include normal repairs and maintenance expenses which are expensed as incurred.

(5)	Expansion capital expenditures are capital expenditures made to construct new facilities as well as spending to acquire new facilities or assets which are complementary to our existing assets.
(6)	Includes lease and mineral rights and other intangibles.
(7)	Includes production from company and contractor operated mines.

RISK FACTORS

Investing in our common stock involves substantial risks. You should carefully consider each of the following risks and all of the other information set forth in this prospectus before making an investment decision regarding our common stock. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Operations

Unfavorable economic conditions may cause our customers to reduce their demand for our products or default on their obligations to us, both of which could adversely affect our cash flows, financial position or results of operations.

Economic conditions in the United States and throughout much of the world experienced a sudden, sharp downturn in 2008 and 2009. If such unfavorable economic conditions were to occur again, certain of our metallurgical coke customers may reduce their demand for our coke and coal, seek to delay shipments, or may struggle or fail to meet their obligations to us, especially if they experience defaults on receivables due from their customers. Our steel industry customers experience significant fluctuations in demand for steel products because of economic conditions, consumer demand, raw material and energy costs, and decisions by the U.S. federal and state governments to fund or not fund infrastructure projects, such as highways, bridges, schools, energy plants, railroads and transportation facilities. Unfavorable economic conditions, including the reduced availability of credit, may cause a reduction in the demand for steel products, which, in turn, could adversely affect our customers’ demand for our products. During periods of weak demand for steel or coal, our customers may seek to renegotiate or cancel their existing coke and coal purchase commitments to us, or decline to renew existing agreements with us when such agreements expire. As a result, we may not be able to sell all the coke and coal that we produce.

Future disruptions of the credit markets may result in financial instability of some of our customers and, in some cases, lead to their insolvency and/or bankruptcy. Such instability could cause our customers to default on their obligations to us. In addition, competition with other suppliers of coke or coal could force us to extend credit to customers and on terms that could increase the risk of payment default. Any of these events ultimately could have an adverse effect on our cash flows, financial position or results of operations.

We are subject to extensive laws and regulations, which may increase our cost of doing business and have an adverse effect on our cash flows, financial position or results of operations.

Environmental, Health and Safety Laws

Our operations are subject to increasingly strict regulation by federal, state and local authorities with respect to protection of the environment and health and safety matters, including those legal requirements pursuant to the Clean Air Act and other laws that govern discharges of substances into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, the protection of groundwater quality and availability, plant and wildlife protection, reclamation and restoration of properties after mining or drilling is completed, the installation of various safety equipment in our facilities, control of surface subsidence from underground mining protection of employee health and safety. Complying with these requirements, including the terms of our permits, can be costly and time-consuming, and may delay commencement or continuation of exploration or production operations.

Failure to comply with these regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could limit our operations. We may not have been, or may not be, at all times, in complete compliance with all of these requirements, and we may incur material costs or liabilities in connection with these requirements, or in connection with remediation at sites we own, or third-party sites where it has been alleged that we have liability, in excess of the amounts we have accrued. In addition, these requirements are complex, change frequently and have tended to become more stringent over time. These requirements may change in the future in a manner that could have a material adverse effect on our business. For a description of certain environmental laws and matters applicable to us, see “Business—Legal and Regulatory Requirements.”

In addition, greenhouse gas emissions may be subject to future federal regulation. The EPA has begun to implement greenhouse gas-related reporting and permitting rules, and the U.S. Congress has considered “cap and trade” legislation that would establish an economy-wide cap on emissions of greenhouse gases and require most sources of greenhouse gas emissions to obtain greenhouse gas emission “allowances” corresponding to their annual emissions of greenhouse gases. Federal or state regulations requiring us, or our customers, to employ expensive technology to capture and sequester carbon dioxide could adversely affect our future revenues, or profitability.

Healthcare Laws

In March 2010, the Patient Protection and Affordable Care Act, or PPACA, was enacted, potentially affecting our costs to provide healthcare benefits to our eligible active and retired employees and certain black lung benefits. The PPACA has both short-term and long-term implications on benefit plan standards. Implementation of this legislation is planned to occur in phases, with plan standard changes taking effect beginning in 2010, but to a greater extent with the 2011 benefit plan year and extending through 2018. In the short term, our healthcare costs may rise, due to an increase in the maximum age for covered dependents to receive benefits, changes to benefits for occupational disease related illnesses, the elimination of lifetime dollar limits per covered individual and restrictions of annual dollar limits per covered individual, among other standard requirements. In the long term, our healthcare costs could increase due to a tax on “high cost” plans and the elimination of annual dollar limits per covered individual, among other standard requirements. Changes that make it easier to qualify for black lung benefits also may result in increased costs. We currently are analyzing this legislation to determine the full extent of the impact of the required changes to comply with this legislation and the resulting costs. A substantial increase in costs as a result of this legislation, and the related regulations, could have a potentially adverse effect on our financial condition or results of operations.

Equipment upgrades, equipment failures and deterioration of assets may lead to production curtailments, shutdowns or additional expenditures.

Our cokemaking and coal mining operations depend upon critical pieces of equipment that occasionally may be out of service for scheduled upgrades or maintenance or as a result of unanticipated failures. Our facilities are subject to equipment failures and the risk of catastrophic loss due to unanticipated events such as fires, accidents or violent weather conditions. As a result, we may experience interruptions in our processing and production capabilities, which could have a material adverse effect on our results of operations and financial condition.

In addition, assets critical to the operations of our cokemaking and coal mining operations, including our cokemaking facilities and equipment and our coal mines, may deteriorate or become depleted materially sooner than we currently estimate. Such deterioration of assets may result in additional maintenance spending or additional capital expenditures. If these assets do not generate the amount of future cash flows that we expect, and we are not able to procure replacement assets in an economically feasible manner, our future results of operations may be materially and adversely affected.

We are also required to perform impairment tests on our assets whenever events or changes in circumstances lead to a reduction of the estimated useful life or estimated future cash flows that would indicate that the carrying amount may not be recoverable or whenever management’s plans change with respect to those assets. For example, at our Indiana Harbor cokemaking facility some ovens and associated equipment are heaving and settling differentially as a result of the instability of the ground on which it was constructed. This differential movement has reduced production and required corrective action to certain ovens, ancillary equipment and structures. A preliminary engineering assessment has determined that a total investment of approximately $50 to $100 million may be required in the 2011 through 2013 timeframe to refurbish the facility. The majority of the spending to complete this refurbishment will take place in 2012 and 2013 and will be contingent on reaching commercially agreeable terms for a long-term contract extension with our customer and the third-party investors in the Indiana Harbor operations. In the interim, an oven repair and maintenance program that is consistent with the refurbishment program and that limits further deterioration of the ovens has been implemented. Higher maintenance costs are forecasted to continue until the refurbishment program is completed. If we are required to incur impairment charges in the future, our results of operations in the period taken could be materially and adversely affected.

We may be unable to obtain, maintain or renew permits or leases necessary for our operations, which could materially reduce our production, cash flow or profitability.

Our cokemaking facilities and coal mining operations require us to obtain a number of permits that impose strict regulations on various environmental and operational matters in connection with cokemaking and coal mining. These include permits used by various federal, state and local agencies and regulatory bodies. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by our regulators, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing operations or the development of future cokemaking facilities or coal mines. The public, including non-governmental organizations, environmental groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements prepared in connection with applicable regulatory processes, and otherwise engage in the permitting process, including bringing citizen’s lawsuits to challenge the issuance of permits, the validity of environmental impact statements or performance of cokemaking or coal mining activities. For example, environmental groups have challenged our permit-to-install, or PTI, for our Middletown, Ohio facility on the basis that the facility fails to satisfactorily meet the requirements of the Clean Air Act. If this challenge succeeds, or any permits or leases are not issued or renewed in a timely fashion or at all, or if permits issued or renewed are conditioned in a manner that restricts our ability to efficiently and economically conduct our cokemaking or coal mining operations, our cash flows or profitability could be materially and adversely affected.

Our businesses are subject to inherent risks, some for which we maintain third-party insurance and some for which we self-insure. We may incur losses and be subject to liability claims that could have a material adverse effect on our financial condition, results of operations or cash flows.

We currently maintain insurance policies through Sunoco that provide limited coverage for some, but not all, of the potential risks and liabilities associated with our businesses. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. In addition, certain environmental and pollution risks generally are not fully insurable. Even where insurance coverage applies, insurers may contest their obligations to make payments. Our insurance costs may increase and certain coverages may be unavailable if we are no longer participating in Sunoco’s insurance plans or programs. Our financial condition, results of operations and cash flows could be materially and adversely affected by losses and liabilities from un-insured or under-insured events, as well as by delays in the payment of insurance proceeds, or the failure by insurers to make payments.

We also may incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. We must compensate employees for work-related injuries. If we do not make adequate provision for our workers’ compensation liabilities, it could harm our future operating results. If we are pursued for these sanctions, costs and liabilities, our operations and our profitability could be adversely affected.

Our operating results have been and may continue to be affected by fluctuations in our costs of production, and, if we cannot pass increases in our costs of production to our customers, our financial condition, results of operations and cash flows may be negatively affected.

Over the course of the last two to three years, many of the components of our cost of produced coke and coal revenues, including cost of supplies, equipment and labor, have experienced significant price inflation, and such price inflation may continue in the future. Our coal mining operations, for example, require a reliable supply of mining and industrial equipment, replacement parts, fuel and steel-related products, including roof control and lubricants. The supplier base providing such mining materials and equipment has been relatively consistent in recent years, although there continues to be consolidation, resulting in a situation where purchases of certain underground mining equipment are concentrated in single suppliers. The price of such components is also highly volatile. Our profit margins may be reduced and our financial condition, results of operations and cash flows may be adversely affected if the costs of production increase significantly and we cannot pass such increases in our costs of production to our customers.

If we fail to maintain satisfactory labor relations, we may be adversely affected. Union represented labor creates an increased risk of work stoppages and higher labor costs.

If some, or all, of our non-union operations become unionized, we may be subject to an increased risk of work stoppages, other labor disputes and higher labor costs, which may adversely affect the stability of production and reduce our future revenues, or profitability. Legislation has been proposed to the U.S. Congress to enact a law allowing for workers to choose union representation solely by signing election cards, which would eliminate the use of secret ballots to elect union representation. While the impact is uncertain, if such legislation is enacted into law, it will be administratively easier for labor unions to organize into collective bargaining units and may lead to more of our operations becoming unionized.

We have obligations for long-term employee plan benefits that may involve expenses that are greater than we have assumed.

We are required to provide various long-term employee benefits to retired employees and current employees who will retire in the future. At December 31, 2010, these obligations included:

•	pension benefits of $30.9 million; and

•	post retirement medical and life insurance of $46.8 million.

We have estimated certain of these unfunded obligations based on actuarial assumptions described in the notes to our financial statements. However, if our assumptions are inaccurate, we could be required to expend materially greater amounts than anticipated. Approximately 98 percent of the pension benefits were funded on an accounting basis at December 31, 2010, while the post-retirement medical and life insurance obligations are unfunded. If we are required to expend materially greater amounts than anticipated, it could have a material and adverse effect on our financial condition, results of operations and cash flows.

We currently are, and likely will be, subject to litigation, the disposition of which could have a material adverse effect on our cash flows, financial position or results of operations.

The nature of our operations exposes us to possible litigation claims in the future, including disputes relating to our operations and commercial and contractual arrangements. Although we make every effort to avoid litigation, these matters are not totally within our control. We will contest these matters vigorously and have made insurance claims where appropriate, but because of the uncertain nature of litigation and coverage decisions, we cannot predict the outcome of these matters. We recently settled a significant litigation matter with certain operating subsidiaries of ArcelorMittal USA, the customer purchasing coke from our Jewell cokemaking facility. Litigation is very costly, and the costs associated with prosecuting and defending litigation matters could have a material adverse effect on our financial condition and profitability. In addition, our profitability or cash flow in a particular period could be affected by an adverse ruling in any litigation currently pending in the courts or by litigation that may be filed against us in the future. We are also subject to significant environmental and other government regulation, which sometimes results in various administrative proceedings.

Risks Related to Our Cokemaking Business

Our customers operate in a competitive and cyclical industry, and their default or non-compliance on their contractual obligations to purchase coke from us, or the failure of our customers to continue to purchase coke from us at similar prices under similar arrangements, may have a material and adverse effect on our financial position, results of operations and cash flows.

All of our coke sales agreements currently contain take-or-pay provisions, pursuant to which our customers are required to either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. During periods of weak demand for steel, our steel industry customers may experience significant reductions in their operations, or substantial declines in the prices of the steel they sell. These and other factors may lead some customers to seek renegotiation or cancellation of their existing long-term coke purchase commitments to us. We have, and will continue to, work constructively with our customers to resolve issues, and, where appropriate, we will actively pursue legal process to protect our rights. Customer defaults on existing contractual obligations to purchase our coke may have a material and adverse effect on our financial position, results of operations and cash flows.

If a substantial portion of our agreements to supply metallurgical coke are modified or terminated or if force majeure is exercised, we may be adversely affected if we are not able to replace such agreements, or if we are not able to enter into new agreements at the same level of profitability. The profitability of our long-term coke sales agreements depends on a variety of factors that vary from agreement to agreement and fluctuate during the agreement term. We may not be able to obtain long-term agreements at favorable prices, compared either to market conditions or to our cost structure. Price changes provided in long-term supply agreements may not reflect actual increases in production costs. As a result, such cost increases may reduce profit margins on our long-term coke sales agreements. In addition, contractual provisions for adjustment or renegotiation of prices and other provisions may increase our exposure to short-term price volatility.

From time to time, we discuss the extension of existing agreements and enter into new long-term agreements for the supply of metallurgical coke to our customers, but these negotiations may not be successful and these customers may not continue to purchase coke from us under long-term coke sales agreements. If any one or more of these customers were to significantly reduce their purchases of coke from us, or if we were unable to sell coke to them on terms as favorable to us as the terms under our current agreements, our cash flows, financial position and results of operations may be materially and adversely affected.

Further, because of certain technological design constraints, which are discussed in more detail in “Business—Our Cokemaking Technology,” we do not have the ability to shut down our cokemaking operations if we do not have adequate customer demand. If a customer refuses to take or pay for our coke, we must continuously operate our coke ovens even though we may not be able to sell our coke immediately and may incur significant additional costs for natural gas to maintain the temperature inside our coke oven batteries, which may have a material and adverse effect on our financial position, results of operations and cash flows.

The financial performance of our cokemaking business is substantially dependent upon three customers in the steel industry, and any failure by them to perform under their contracts with us could adversely affect our financial condition, results of operations and cash flows.

Substantially all of our domestic coke sales are currently made under long-term contracts with ArcelorMittal, U.S. Steel and AK Steel. For the year ended December 31, 2010, ArcelorMittal accounted for approximately 69 percent of our total revenues. We expect these three customers to continue to account for a significant portion of our revenues for the foreseeable future. If any one or more of these customers were to significantly reduce its purchases of coke from us, or default on their agreements with us, or fail to renew or terminate its agreements with us, or if we were unable to sell coke to any one or more of these customers on terms as favorable to us as the terms under our current agreements, our cash flows, financial position and results of operations could be materially and adversely affected.

We may not be able to successfully implement our North American growth strategy and develop, design, construct, start up, or operate new cokemaking facilities in North America.

We may not be able to complete construction of, or efficiently operate, cokemaking facilities that we develop in the future, including our Middletown, Ohio cokemaking facility, which is currently under construction. Further development of future cokemaking facilities may not be within the expected time line or budget. We cannot predict the effect that any failed expansion may have on our core business. Regardless of whether we are successful in constructing and/or operating additional cokemaking facilities, the negotiations for development of such facilities could disrupt our ongoing business, distract management and increase our expenses. If we are not able to successfully execute our plans for the development and expansion of our North American cokemaking operations, whether as a result of unfavorable market conditions in the steel industry or otherwise, our future revenues and profitability could be materially and adversely affected.

We may not be able to successfully implement our international growth strategy and develop, design, construct, start up and operate new cokemaking facilities outside of North America.

A central element of our growth strategy involves the international expansion of our business. We expanded our cokemaking business internationally in 2007 through our development and operation of our customer’s cokemaking facility in Vitória, Brazil. We are currently exploring opportunities with steel companies for developing new cokemaking facilities in foreign countries, which could be either wholly owned or developed through other business structures.

Our ability to expand internationally and enter into additional arrangements in non-U.S. markets is subject to a variety of risks, including, but not limited to:

•	the possibility of negative developments in the demand for steel in non-U.S. markets;

•	the difficulty or costs associated with complying with industry guidelines or laws or regulations of non-U.S. markets;

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the possibility that language and other cultural differences may inhibit our development and operations efforts and create internal communication problems among our U.S. and non-U.S. teams, increasing the difficulty of managing multiple, remote locations performing various development and quality assurance projects;

•	compliance with non-U.S. laws that may be unfamiliar to our management and employees;

•	currency risk due to the fact that our revenues and/or expenses for our international operations may be denominated in different currencies; and

•	economic, political instability or legal restrictions could affect our ability to efficiently invest and repatriate our capital from the local country.

If we are not able to successfully execute our plans for international development and expansion of our cokemaking operations, as a result of unfavorable market conditions in the steel industry or otherwise, our future revenues and profitability could be materially and adversely affected.

Excess capacity in the global steel industry, including in China, may weaken demand for steel produced by our U.S. steel industry customers, which, in turn, may reduce demand for our coke.

In some countries, such as China, steelmaking capacity exceeds demand for steel products. Rather than reducing employment by matching production capacity to consumption, steel manufacturers in these countries (often with local government assistance or subsidies in various forms) may export steel at prices that are significantly below their home market prices and that may not reflect their costs of production or capital. The availability of this steel at such prices may negatively affect our steelmaking customers, who may not be able to increase the prices that they charge for steel as supply of steel increases. As a result, the profitability and financial position of our steelmaking customers may be adversely affected, which in turn, could adversely affect the certainty of our long-term relationships with those customers and our own financial position, results of operations and cash flows.

We face increasing competition both from alternative steelmaking and cokemaking technologies that have the potential to reduce or completely eliminate the use of metallurgical coke, may reduce the demand for the coke we produce and which could have an adverse effect on our results of operations.

Historically, metallurgical coke has been used as a main input in the production of steel in blast furnaces, and nearly all integrated steel mills still use blast furnace technology. However, many steelmakers also are exploring alternatives to blast furnace technology that require less or no use of metallurgical coke. For example EAF technology is a commercially proven process widely used in the United States. As these alternative processes for production of steel become more widespread, the demand for metallurgical coke, including the coke we produce, may be significantly reduced, and this reduction could have a material and adverse effect on our financial position, results of operations and cash flows.

We also face competition from alternative cokemaking technologies, including both by-product and non-recovery technologies. As these technologies improve and as new technologies are developed, we anticipate that competition among non-conventional coke producers will intensify. Such increased competition may adversely affect our future revenues and profitability.

Certain provisions in our long-term coke sales agreements, resulting in suspension of the performance due to force majeure, or imposition of economic penalties for failure to meet minimum volume requirements or other required specifications, may have an adverse effect on our future revenues, or profitability.

All of our coke sales agreements contain provisions requiring us to supply minimum volumes of coke to our customers. To the extent we do not meet these minimum volumes, we are generally required under the terms of our coke sales agreements to procure replacement coke supply to our customers at the applicable contract price or potentially be subject to cover damages for any shortfall. For example, in 2010, we did not meet our contractual volume minimums at our Indiana Harbor cokemaking facility. Because our customer did not require the additional coke, we were not required to replace the shortfall nor did we incur financial penalties. In 2011, we again expect production volumes at our Indiana Harbor cokemaking facility to be below the contractual minimum levels and as such, have contracted for third party coke supply to meet the expected shortfall for 2011 at a cost that will exceed our contract selling price. Additionally, production volumes in 2012 and 2013 may also be below the contractual minimums. If future shortfalls occur, we will work with our customer to identify possible other supply sources while we implement operating improvements at this facility, but we may not be successful in identifying alternative supplies and may be subject to paying the contract price for any shortfall or for cover damages, either of which could adversely affect our future revenues and profitability. Most of our coke sales agreements also contain provisions requiring us to deliver coke that meet certain quality thresholds. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of our agreements, any or all of which could adversely affect our future revenues and profitability.

Our coke sales agreements contain force majeure provisions allowing temporary suspension of performance by our customers during the duration of specified events beyond the control of our customers. Declaration of force majeure, coupled with a lengthy suspension of performance under one or more coke sales agreements, may seriously and adversely affect our cash flows, financial position and results of operations.

Income from operation of the Vitória, Brazil cokemaking facility may be affected by global and regional economic and political factors and the policies and actions of the Brazilian government.

The Vitória cokemaking facility is owned by a project company controlled by a Brazilian affiliate of ArcelorMittal. We earn income from the Vitória, Brazil operations through licensing and operating fees earned at the Brazilian cokemaking facility payable to us under long-term agreements with the project company and an annual preferred dividend from the project company guaranteed by the Brazilian affiliate of ArcelorMittal. These revenues depend on continuing operations and, in some cases, certain minimum production levels being achieved at the Vitória cokemaking facility. In the past, the Brazilian economy was characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has changed in the past, and may change monetary, taxation, credit, tariff and other policies to influence Brazil’s economy in the future. If the operations at Vitória cokemaking facility are interrupted or if certain minimum production levels are not achieved, we will not be able to earn the same licensing and operating fees as we are currently earning which could have an adverse affect on our financial position, results of operations and cash flows.

To the extent we do not meet coal-to-coke yield standards in our coke sales agreements, we are responsible for the cost of the excess coal used in the cokemaking process, which could adversely impact our results of operations and profitability.

Our ability to pass through our coal costs to our customers under our coke sales agreements is generally subject to our ability to meet some form of coal-to-coke yield standard. To the extent that we do not meet the yield standard in the contract, we are responsible for the cost of the excess coal used in the cokemaking process. We may not be able to meet the yield standards at all times, and as a result we may suffer lower margins on our coke sales and our results of operations and profitability could be adversely affected.

Disruptions to our supply of coal and coal blending services may reduce the amount of coke we produce and deliver and, if we are not able to cover the shortfall in coal supply or obtain replacement blending services from other providers, our results of operations and profitability could be adversely affected.

Most of the metallurgical coal used to produce coke at our cokemaking facilities, other than our Jewell facility, is purchased from third parties under one- to two-year contracts. While we believe there is an ample supply of metallurgical coal available and we have been able to supply these facilities without any significant disruption in coke production in the past, economic, environmental, and other conditions outside of our control may reduce our ability to source sufficient amounts of coal for our forecasted operational needs. The failure of our coal suppliers to meet their supply commitments could materially and adversely impact our results of operations if we are not able to make up the shortfalls resulting from such supply failures through purchases of coal from other sources.

Other than at our Jewell cokemaking facility, we rely on third parties to blend coals that we have purchased into coal blends that we use to produce coke. We have entered into long-term agreements with coal blending service providers that are co-terminous with our coke sales agreements. Generally, we store an inventory of blended coal at or near our cokemaking facilities to cover approximately 15 to 30 days of coke production. There are limited alternative providers of coal blending services and disruptions from our current service providers could materially and adversely impact our results of operations.

Limitations on the availability and reliability of transportation, and increases in transportation costs, particularly rail systems, could materially and adversely affect our ability to obtain a supply of coal and deliver coke to our customers.

Our ability to obtain coal depends primarily on third-party rail systems and to a lesser extent river barges. If we are unable to obtain rail or other transportation services, or are unable to do so on a cost-effective basis, our results of operations could be adversely affected. Alternative transportation and delivery systems are generally inadequate and not suitable to handle the quantity of our shipments or to ensure timely delivery. The loss of access to rail capacity could create temporary disruption until the access is restored, significantly impairing our ability to receive coal and resulting in materially decreased revenues. Our ability to open new cokemaking facilities may also be affected by the availability and cost of rail or other transportation systems available for servicing these facilities.

Our coke production obligations at our Jewell cokemaking facility and one half of our Haverhill cokemaking facility require us to deliver coke to certain customers via railcar. We have entered into long-term rail transportation agreements to meet these obligations. Disruption of these transportation services because of weather-related problems, mechanical difficulties, train derailments, infrastructure damage, strikes, lock-outs, lack of fuel or maintenance items, fuel costs, transportation delays, accidents, terrorism, domestic catastrophe or other events could temporarily or over the long term impair our ability to produce coke, and therefore, could materially and adversely affect our business and results of operations.

The Brazilian licensing agreement for certain of our Brazilian patents used at the Vitória cokemaking facility may terminate if we are not able to maintain or supplement the patents subject to the licensing agreement, which may have an adverse effect on our future revenues and profitability.

We currently collect certain fees in connection with the licensing of certain of our Brazilian patents at the Vitória cokemaking facility pursuant to a Brazilian licensing agreement with a term that runs through 2023. The validity of these patents is being challenged in Brazil, and the patents will otherwise expire by May 2014. We have two patent applications (one of which has been opposed by the party challenging our existing Brazilian patents) awaiting examination that, if approved, we expect will permit the Brazilian licensing agreement to continue through at least 2023. If the challenge to our existing Brazilian patents is successful, or if such Brazilian patents expire prior to a new Brazilian patent becoming subject to the Brazilian licensing agreement, and we no longer have any technology licensed under any applicable licensing agreement, we will no longer receive any licensing fees. The loss of these licensing fees would adversely affect our results of operations.

Labor disputes with the unionized portion of our workforce could affect us adversely.

As of April 30, 2011, we have approximately 980 employees in the United States. Approximately 320, or 33 percent, of our domestic employees, principally at our cokemaking operations, are currently represented by the United Steelworkers under various contracts. As of April 30, 2011, we have approximately 200 employees at the cokemaking facility in Vitória, Brazil all of whom are represented by a union. When these agreements expire or terminate, we may not be able to negotiate the agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. A prolonged labor dispute, which could include a work stoppage, could adversely affect our ability to satisfy our customers’ orders and, as a result, adversely affect our production and profitability.

Risks Related to Our Coal Mining Business

Coal prices are volatile, and a substantial or extended decline in prices could adversely affect our profitability and the value of our coal reserves.

Our profitability and the value of our coal reserves depend upon the prices we receive for our coal. The contract prices we may receive for coal in the future depend upon factors beyond our control, including:

•	the domestic and foreign demand for metallurgical coal;

•	the quantity and quality of coal available from domestic and foreign competitors;

•	the demand for steel, which may lead to price fluctuations in the re-pricing of our metallurgical coal contracts;

•	competition within our industry;

•	adverse weather, climatic or other natural conditions, including natural disasters;

•	domestic and foreign economic conditions, including economic slowdowns;

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legislative, regulatory and judicial developments, environmental regulatory changes or changes in energy policy and energy conservation measures that would adversely affect the coal industry, such as legislation limiting carbon emissions; and

•	the proximity, capacity and cost of transportation facilities.

A substantial or extended decline in the prices we receive for our future coal sales could adversely affect our profitability and the value of our coal reserves.

Extensive governmental regulations pertaining to employee health and safety and mandated benefits for retired coal miners impose significant costs on our mining operations, which could materially and adversely affect our results of operations.

The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to matters such as employee health and safety and mandated benefits for retired coal miners. Compliance with these requirements imposes significant costs on us and can result in reduced productivity. Moreover, the possibility exists that new health and safety legislation and/or regulations and orders may be adopted that may materially and adversely affect our mining operations. We must compensate employees for work-related injuries. If we do not make adequate provisions for our workers’ compensation liabilities, it could harm our future operating results. In addition, the erosion through tort liability of the protections we are currently provided by workers’ compensation laws could increase our liability for work-related injuries and materially and adversely affect our operating results.

Under federal law, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and contribute to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry before January 1, 1970. The trust fund is funded by an excise tax on coal production. If this tax increases, or if we could no longer pass it on to the purchasers of our coal under our coal sales agreements, our operating costs could be increased and our results could be materially and adversely harmed. At December 31, 2010, our liabilities for coal workers’ black lung benefits totaled $26.6 million. If new laws or regulations increase the number and award size of claims, it could materially and adversely harm our business. See “Business—Legal and Regulatory Requirements—Other Regulatory Requirements.”

Federal or state regulatory agencies have the authority to order our mines to be temporarily or permanently closed under certain circumstances, which could materially and adversely affect our ability to meet our customers’ demands.

Federal or state regulatory agencies have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re-open the mine and may incur fines. In the event that these agencies order the closing of our mines, our coal sales contracts generally permit us to issue force majeure notices which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of force majeure notices. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to re-open the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery or terminate customers’ contracts. Our coal operations also provide substantially all of the coal used at our Jewell cokemaking facility. The inability to deliver the required coal to this facility could significantly impact operations at the facility. Any of these actions could have a material adverse effect on our business and results of operations.

Extensive environmental regulations impose significant costs on our mining operations, and future regulations could materially increase those costs, impose new or increased liabilities, limit our ability to produce and sell coal, or require us to change our operations significantly, any one or more of which could materially and adversely affect our financial position and/or results of operations.

Our coal mining operations are subject to increasingly strict regulation by federal, state and local authorities with respect to environmental matters such as:

•	limitations on land use;

•	mine permitting and licensing requirements;

•	reclamation and restoration of mining properties after mining is completed;

•	management of materials generated by mining operations;

•	the storage, treatment and disposal of wastes;

•	remediation of contaminated soil and groundwater, including with respect to past or legacy mining operations;

•	air quality standards;

•	water pollution;

•	protection of human health, plant-life and wildlife, including endangered or threatened species;

•	protection of wetlands;

•	the discharge of materials into the environment;

•	the effects of mining on surface water and groundwater quality and availability; and

•	the management of electrical equipment containing polychlorinated biphenyls.

The costs, liabilities and requirements associated with the laws and regulations related to these and other environmental matters can be costly and time-consuming, and could delay commencement or continuation of expansion or production operations. We may not have been, or may not be, at all times in compliance with the applicable laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our profitability could be materially and adversely affected.

New legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations, including proposals related to the protection of the environment that would further regulate and tax the coal industry, also may require us to change operations significantly, or incur increased costs. Such changes could have a material adverse effect on our financial condition and results of operations. You should see the section entitled “Business—Legal and Regulatory Requirements” for further information about the various governmental regulations affecting us.

Our coal mining operations are subject to operating risks, some of which are beyond our control, that could result in a material increase in our operating expenses and a decrease in our production levels.

Factors beyond our control could disrupt our coal mining operations, adversely affect production and shipments and increase our operating costs, all of which could have a material adverse effect on our results of operations. Such factors could include:

•	poor mining conditions resulting from geological, hydrologic or other conditions that may cause damage to nearby infrastructure or mine personnel;

•	variations in the thickness and quality of coal seams, and variations in the amounts of rock and other natural materials overlying the coal being mined;

•	a major incident at a mine site that causes all or part of the operations of the mine to cease for some period of time;

•	mining, processing and plant equipment failures and unexpected maintenance problems;

•	adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers;

•	unexpected or accidental surface subsidence from underground mining;

•	accidental mine water discharges, fires, explosions or similar mining accidents; and

•	competition and/or conflicts with other natural resource extraction activities and production within our operating areas, such as coalbed methane extraction.

If any of these conditions or events occur, our coal mining operations may be disrupted, we could experience a delay or halt of production or shipments, operating costs could increase significantly, and we could incur substantial losses. In particular, our Jewell cokemaking facility currently obtains essentially all of its metallurgical coal requirements from our existing coal mining operations. Disruptions in our coal mining operations, resulting in decreased production of metallurgical coal, could seriously and adversely affect production at our Jewell cokemaking facility.

If transportation for our coal becomes unavailable or uneconomic for our customers, it may impair our ability to sell coal, and our results of operations may be adversely affected.

Transportation costs represent a significant portion of the total cost of coal and the cost of transportation is a critical factor in a customer’s purchasing decision. Increases in transportation costs and the lack of sufficient rail and port capacity could lead to reduced coal sales. For example, all of our coal mining operations are substantially dependent on, and only have access to, a single rail provider. A substantial amount of the metallurgical coal produced from our coal mining operations is used in our adjacent Jewell cokemaking facility. However, future disruption of transportation services (due to weather-related problems, infrastructure damage, strikes, lock-outs, lack of fuel or maintenance items, underperformance of port and rail infrastructure, congestion and balancing systems used to manage vessel queuing and demurrage, transportation delays or other reasons) may temporarily impair our ability to supply coal to other customers and adversely affect our results of operations.

We face numerous uncertainties in estimating economically recoverable coal reserves, and inaccuracies in estimates may result in lower than expected revenues, higher than expected costs and decreased profitability.

Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. We base our estimates of reserves on engineering, economic and geological data assembled, analyzed and reviewed by internal and third-party engineers and consultants. We update our estimates of the quantity and quality of proven and probable coal reserves as needed to reflect production of coal from the reserves, updated geological models and mining recovery data, tonnage contained in newly acquired lease areas and estimated costs of production and sale prices.

There are numerous factors and assumptions that affect economically recoverable reserve estimates, including:

•	quality of the coal;

•	historical production from the area compared with production from other producing areas;

•	geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;

•	the percentage of coal ultimately recoverable;

•	the assumed effects of regulation, including the issuance of required permits, taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;

•	assumptions concerning the timing for the development of the reserves; and

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assumptions concerning equipment and productivity, future coal prices, operating costs, including costs for critical supplies such as fuel and tires, capital expenditures and development and reclamation costs.

Each of these factors may vary considerably. As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties as prepared by different engineers, or by the same engineers at different times, may vary materially due to changes in the foregoing factors and assumptions. Therefore, our estimates may not accurately reflect our actual reserves. Actual production, revenues and expenditures with respect to reserves will likely vary from estimates, and these variances may be material. In late 2009, we engaged Marshall Miller & Associates, Inc., a leading mining engineering firm, to conduct a new and comprehensive study to determine our proven and probable reserves for our existing coal mines. The firm confirmed that as of December 31, 2010, our proven and probable coal reserves totaled at least 85 million tons. The firm is continuing its work on additional coal seams and is expected to provide us with its evaluation of our proven and probable reserves for those additional seams during the third quarter of 2011. Our acquisition of the HKCC Companies added an additional 21 million tons of proven and probable coal reserves, increasing our total proven and probable reserves to at least 106 million tons. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues and/or higher than expected costs.

Our inability to develop coal reserves in an economically feasible manner could materially and adversely affect our business.

Our future success depends upon our ability to continue developing economically recoverable coal reserves. If we fail to develop additional coal reserves, our existing reserves eventually will be depleted. We may not be able to obtain replacement reserves when we require them. Replacement reserves may not be available or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. Our ability to develop coal reserves in the future also may be limited by the availability of cash we generate from our operations or available financing, restrictions under our existing or future financing arrangements, the lack of suitable opportunities or the inability to acquire coal properties or leases on commercially reasonable terms. If we are unable to develop replacement reserves, our future production may decrease significantly and this may have a material and adverse impact on our cash flows, financial position and results of operations.

Mining in Central Appalachia is more complex and involves more regulatory constraints than mining in other areas of the United States, which could affect our mining operations and cost structures in these areas.

Our coal mines are located in Virginia and West Virginia, in what is known as the Central Appalachian region. The geological characteristics of Central Appalachian coal reserves, such as coal seam thickness, make them complex and costly to mine. As compared to mines in other regions, permitting, licensing and other environmental and regulatory requirements are more costly and time consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of coal produced at our mines in Central Appalachia.

A defect in title or the loss of a leasehold interest in certain property could limit our ability to mine our coal reserves or result in significant unanticipated costs.

We conduct a significant part of our coal mining operations on properties that we lease. A title defect or the loss of a lease could adversely affect our ability to mine the associated coal reserves. We may not verify title to our leased properties or associated coal reserves until we have committed to developing those properties or coal reserves. In some cases, the seller or lessor warrants property title. In other cases, separate title confirmation may not be required for leasing reserves where mining has occurred previously. Our right to mine some of our reserves may be adversely affected if defects in title or boundaries exist, or if our leasehold interests are subject to superior property rights of third parties. In order to conduct our mining operations on properties where such defects exist, we may incur unanticipated costs. In addition, some leases require us to produce a minimum quantity of coal and require us to pay minimum production royalties. Our inability to satisfy those requirements may cause the leasehold interest to terminate. In addition, we may not be able to successfully negotiate new leases for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease.

Disruptions in the quantities of coal produced by our contract mine operators could impair our ability to fill customer orders or increase our operating costs.

We use independent contractors to mine coal at certain of our mining operations. Some of our contract miners may experience adverse geologic mining conditions, operational difficulties, escalated costs, financial difficulties, or other factors beyond our control that could affect the availability, pricing, and quality of coal produced for us. In addition, market volatility and price increases for coal or freight could result in non-performance by third-party suppliers under existing contracts with us, in order to take advantage of the higher prices in the current market. Disruptions in the quantities of coal produced by independent contractors for us could impair our ability to supply our cokemaking facilities and to fill our customer orders. Our profitability or exposure to loss on transactions or relationships such as these depends upon the reliability of the supply or the ability to substitute, when economical, third-party coal sources, with internal production or coal purchased in the market and other factors. Non-performance by contract miners may adversely affect our ability to fulfill deliveries under our coal supply agreements. If we are unable to fill a customer order, or if we are required to purchase coal from other sources in order to satisfy a customer order, we could lose existing customers and our operating costs could increase.

We require a skilled workforce to run our coal mining business. If we or our contractors cannot hire qualified people to meet replacement or expansion needs, our labor costs may increase and we may not be able to achieve planned results.

Efficient coal mining using modern techniques and equipment requires skilled workers in multiple disciplines, including experienced foremen, electricians, equipment operators, engineers and welders, among others. Our future success depends greatly on our continued ability to attract and retain highly skilled and qualified personnel. We have an aging workforce, and an extended effort to recruit new employees to replace those who retire or a sustained shortage of skilled labor in the areas in which we operate could make it difficult to meet our staffing needs or result in higher labor rates. We also may be forced to hire novice miners, who are required to be accompanied by experienced workers as a safety precaution. These measures could adversely affect our productivity and operating costs. A lack of qualified people also may affect companies that we use to perform certain specialized work. If we or our contractors cannot find enough qualified workers, it may delay completion of projects and increase our costs.

We have reclamation and mine closure obligations. If the assumptions underlying our accruals are inaccurate, we may be required to expend significantly greater amounts than anticipated.

The Surface Mining Control and Reclamation Act established operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. We accrue for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary. The amounts recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates. Furthermore, our reclamation and mine-closing liabilities are unfunded. If these accruals are insufficient, or our cash requirements in a particular year are greater than currently anticipated, our future operating results and cash flows could be adversely affected.

Our failure to obtain or renew surety bonds on acceptable terms could materially and adversely affect our ability to secure reclamation and coal lease obligations and, therefore, our ability to mine or lease coal.

Our reclamation and mine-closing liabilities are unfunded. Federal and state laws require us to obtain surety bonds to secure performance or payment of certain long-term obligations, such as mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other obligations. These bonds are typically renewable annually. Surety bond issuers and holders may not continue to renew the bonds or may demand higher fees, additional collateral, including letters of credit or other terms less favorable to us upon those renewals. We are also subject to increases in the amount of surety bonds required by federal and state laws as these laws, or interpretations of these laws, change. Because we are required by state and federal law to have these bonds in place before mining can commence or continue, our failure to maintain (or inability to acquire) these bonds would have a material and adverse impact on us. That failure could result from a variety of factors including the following: lack of availability, higher expense or unfavorable market terms of new bonds; restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of future indebtedness; our inability to meet certain financial tests with respect to a portion of the post-mining reclamation bonds; and the exercise by third-party surety bond issuers of their right to refuse to renew or issue new bonds.

Risks Related to this Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations among Sunoco and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. We cannot predict the prices at which shares of our common stock may trade after this offering. Similarly, we cannot predict the effect of this offering on the trading prices of our common stock or whether the combined market value of the shares of our common stock and the common stock of Sunoco will be less than, equal to or greater than the market value of the common stock of Sunoco prior to this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to motivate our employees and sales representatives through equity incentive awards and our ability to acquire other companies, products or technologies by using our common stock as consideration.

The market price of our common stock may fluctuate significantly.

The market price of our common stock could fluctuate significantly due to a number of factors, including:

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the public reaction to our press releases, our other public announcements and our filings with the U.S. Securities and Exchange Commission, or SEC;

•	announcements by us or our competitors of significant acquisitions, dispositions, innovations, or new programs and services;

•	changes in financial estimates and recommendations by securities analysts following our stock, or the failure of securities analysts to cover our common stock after this offering;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	general economic conditions and overall market fluctuations;

•	the trading volume of our common stock; and

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changes in business, legal or regulatory conditions, or other developments affecting participants in, and publicity regarding, the coal mining business, the cokemaking business, the domestic steel industry or any of our significant customers.

In particular, the realization of any of the risks described in these “Risk Factors” could have a material and adverse impact on the market price of our common stock in the future and cause the value of your investment to decline. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual performance.

The securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies’ operating performance. If the market price of our common stock reaches an elevated level following this offering, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted securities class action litigation against the company. If we were to be involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, have a material adverse effect on our business, results of operations and financial condition.

If securities or industry analysts adversely change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock could be influenced by the research and reports that industry or securities analysts may publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

We currently expect that our financial results for the fiscal year 2011 will be near the bottom of, or moderately below, the range of the 2011 guidance previously provided by Sunoco with respect to its SunCoke business.

Sunoco has historically provided yearly earnings guidance with respect to its SunCoke business. As part of this historical practice, Sunoco provided, in connection with its fourth-quarter 2010 earnings conference call held on February 3, 2011, an estimated range of net income and earnings before interest, taxes, depreciation and amortization for its SunCoke business for 2011. Sunoco’s estimates were based on management’s beliefs and assumptions at that time.

As of the date of this document, Sunoco and our management expect that our net income and earnings before interest, taxes, depreciation and amortization for the year ending December 31, 2011 will be near the bottom of, or moderately below, this range of guidance previously provided by Sunoco. Accordingly, Sunoco and SunCoke withdraw any guidance that Sunoco previously provided in connection with its SunCoke business and

Sunoco and SunCoke caution investors that they should no longer rely on any such guidance. Once SunCoke’s common stock is publicly traded, if SunCoke’s financial results fall below the expectations of investors or securities analysts, the price of our common stock could decline.

Sunoco and our management’s expectations regarding our net income and earnings before interest, taxes, depreciation and amortization are based on Sunoco’s and our management’s current beliefs and assumptions and are based on information currently available to such persons. These expectations involve significant elements of subjective judgment and analysis as well as risks, uncertainties and assumptions. No assurances can be given that the assumptions made in arriving at these judgments will accurately reflect future conditions. As such, no representation is made by Sunoco or us or by any other person as to the attainability of any forecasts or projections. Neither Sunoco nor we intend to update or otherwise revise any forecasts or projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, except as may be required by law. Investors are cautioned that any such forecasts or projections have not been audited and have not been prepared in conformance with generally accepted accounting principles. For a discussion of certain risks and other factors that could affect our ability to attain any projections or forecasts, see “Cautionary Note Regarding Forward-Looking Statements” and the other risks described in this section.

As a public company, we will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy and may divert management’s attention from our business.

As a public company, we will be required to file annual and quarterly reports and other information pursuant to the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, with the SEC. We will be required to ensure that we have the ability to prepare financial statements that comply with SEC reporting requirements on a timely basis. We will also be subject to other reporting and corporate governance requirements, including the NYSE listing standards and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which impose significant compliance obligations upon us. Specifically, we will be required to:

•	prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

•	create or expand the roles and duties of our board of directors and committees of the board;

•	institute compliance and internal audit functions that are more comprehensive;

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evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	involve and retain outside legal counsel and accountants in connection with the activities listed above;

•	enhance our investor relations function; and

•	maintain internal policies, including those relating to disclosure controls and procedures.

As a public company we will be required to commit significant resources and management oversight to the above-listed requirements, which will cause us to incur significant costs and which will place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements.

We have not yet tested our internal control over financial reporting in accordance with Section 404. If we are unable to implement the requirements of Section 404 in a timely manner or with adequate compliance, we and our independent registered public accounting firm may not be able to report on the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis and may suffer adverse regulatory consequences or violations of NYSE listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

We will be subject to the same material weakness in internal control over financial reporting for income taxes that Sunoco has reported. Until the material weakness is remediated or we have established our own tax accounting process, we may not be able to accurately report our financial results, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of our securities.

In its annual report on Form 10-K for the year ended December 31, 2010, Sunoco reported that its internal control over financial reporting was not effective as a result of a material weakness in internal control over financial reporting related to the accounting for income taxes. Sunoco’s management identified the following control deficiencies that, in the aggregate, represent a material weakness in the design and operation of its internal controls over the computation of the income tax provision and determination of the appropriate classification of income taxes payable and deferred income taxes: (i) Sunoco’s management relied on spreadsheets that were extremely complex and difficult to prepare and review; (ii) a lack of readily available data to facilitate the accounting for complex, non-routine transactions resulted in a reasonable possibility that adjustments to balances would not be detected on a timely basis; and (iii) inexperience with Sunoco’s income tax accounting processes, procedures and controls due to recent employee turnover resulted in insufficient review of the income tax accounts.

The amounts reflected in our financial statements for income tax expense and deferred income taxes have been prepared by Sunoco’s income tax department using processes similar to those used in the preparation of Sunoco’s consolidated financial statements. While we intend to establish our own tax accounting process after the separation, it is expected that some or all of Sunoco’s processes will continue to be used at least through the date of Sunoco’s planned distribution of our shares of common stock to its shareholders. As a result, it is possible that errors in the computation of income tax expense, taxes payable or deferred income taxes could occur and be included in our financial statements if such errors were not detected.

Sunoco has begun to implement a number of remediation steps to address the material weakness discussed above and to improve its internal control over income tax accounting. Specifically, the following have been, are being or are planned to be implemented: hiring experienced tax personnel; tax organizational structure changes which better integrate the tax compliance and accounting functions; enhancement of processes and procedures, including implementing new systems and software, for determining, documenting and calculating income tax provision; and increasing the level of certain tax review activities during the financial close process.

Sunoco believes that the measures described above should remediate the material weakness identified and strengthen its internal controls over income tax accounting. As Sunoco continues to evaluate and improve its internal control over income tax accounting, additional measures to address the material weakness or modifications to certain of the remediation procedures described above may be identified. Sunoco expects to complete the required remedial actions during 2011. Accordingly, we will be subject to the same material weakness in internal control over financial reporting for income taxes that Sunoco has reported until it has been remediated or we have established our own tax accounting process. Until that time, we may not be able to accurately report our financial results, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of our securities.

The market price of our common stock could decline as a result of the sale or distribution of a large number of shares of our common stock in the market after this offering or the perception that a sale or distribution could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock.

Sales of substantial amounts of our common stock in the public market, or the perception that those sales might occur, could materially adversely affect the market price of our common stock. Upon completion of this offering, Sunoco will beneficially own              shares of our common stock, or approximately              percent of our outstanding common stock. Sunoco has announced that, following this offering and the expiration of the lock-up period with the underwriters described under “Underwriting—Lock Up Agreements,” it intends to distribute its remaining equity interest in us to its shareholders by means of a spin-off. Substantially all of these shares would be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of our common stock will be sold in the open market in anticipation of, or following, a spin-off. We also are unable to predict whether these potential sales will have a negative effect on the price of our common stock. A portion of Sunoco’s common stock is held by index funds tied to the Standard & Poor’s 500 Index or other stock indices. If we are not included in these indices at the time of Sunoco’s distribution of our common stock to its shareholders, these index funds will be required to sell any of our common stock that they receive in the distribution. Although we have no actual knowledge of any plan or intention on the part of any Sunoco shareholder to sell our common stock following this distribution, it is possible that some Sunoco shareholders, including possibly some of its largest shareholders, may sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as a separate, publicly-traded company does not fit their investment objectives. Any disposition by Sunoco, or any significant Sunoco shareholder, of our common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

Even if Sunoco does not distribute its remaining equity interest in us by means of a spin-off, Sunoco may sell all or a portion of its remaining equity interest in us, to the public or one or more private persons, after the expiration of a 180-day lock-up period as described below. We have entered into a registration rights agreement with Sunoco that grants it registration rights to facilitate its sale of shares of our common stock in the market. Any sale or distribution, or expectations in the market of a possible sale or distribution, by Sunoco of all or a portion of our shares of common stock through the spin-off, in a registered offering, pursuant to Rule 144 or otherwise could depress or reduce the market price for our common stock or cause our shares to trade below the prices at which they would otherwise trade.

Moreover, the shares of our common stock sold in this offering will be freely tradable without restriction, except for any shares acquired by an affiliate of our company which can be sold under Rule 144 under the U.S. Securities Act of 1933, as amended, which we refer to as the Securities Act, subject to various volume and other limitations. Subject to certain limited exceptions, we, our executive officers and directors and Sunoco have agreed with the underwriters, not to sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, without the prior written consent of Credit Suisse Securities (USA) LLC, for the period ending 180 days after the date of this prospectus, except that after 120 days after the date of this prospectus, Sunoco may dispose of our common stock that it owns by means of a distribution to its shareholders, and if (1) any of our executive officers or directors cease to be an executive officer and/or a director of our company and (2) Sunoco disposes of our common stock that it owns by means of a distribution, such executive officer or director shall cease to be restricted by the lock-up agreement. After the expiration of the 180-day period, our executive officers and directors and Sunoco could dispose of all or any part of its shares of our common stock through a public offering, sales under Rule 144, or other transaction.

In the future, we may also issue additional common stock for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, or to provide incentives pursuant to certain executive compensation arrangements. Such future issuances of equity securities, or the expectation that they will occur, could cause the market price for our common stock to decline. The price of our common stock also could be affected by hedging or arbitrage trading activity that may exist or develop involving our common stock.

Your percentage ownership in us may be diluted by future issuances of capital stock or securities or instruments that are convertible into our capital stock, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under our incentive plans, shares of our authorized but unissued preferred stock and securities and instruments that are convertible into our common stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

We have no plans to pay dividends on our common stock, so you may not receive funds without selling your common stock.

We do not anticipate paying any dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants of our debt agreements, and will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant.

Further, we may not have sufficient surplus under Delaware law to be able to pay any dividends in the future. The absence of sufficient surplus may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures, or increases in reserves.

Provisions of our certificate of incorporation, bylaws, the Delaware General Corporation Law, or DGCL, and the separation and distribution agreement, could discourage potential acquisition proposals and could deter or prevent a change in control.

Our amended and restated certificate of incorporation and bylaws will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions will include:

•	a board of directors that is divided into three classes with staggered terms;

•	after Sunoco ceases to own a majority of our voting stock, action by written consent of stockholders may only be taken unanimously by holders of all our shares of common stock;

•	rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our board of directors to issue preferred stock without stockholder approval;

•	after Sunoco ceases to own a majority of our voting stock, limitations on the right of stockholders to remove directors; and

•	limitations on our ability to be acquired.

The DGCL also imposes some restrictions on mergers and other business combinations between us and any holder of 15 percent or more of our outstanding common stock. For more information, see “Description of Our Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws, and of Delaware Law.”

We believe that these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is in our best interests and that of our stockholders.

Any or all of the foregoing provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the senior notes and the credit facilities.

We have, and after the offering will continue to have, a significant amount of indebtedness. As of March 31, 2011, after giving pro forma effect to this offering, the offering of senior notes, the consummation of the credit facilities and the use of proceeds therefrom, our total debt would have been approximately $700 million.

Subject to the limits contained in the credit agreement that will govern the credit facilities, the indenture that will govern the senior notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences, including:

•	making it more difficult for us to satisfy our obligations with respect to the senior notes, the credit facilities and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior credit facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a competitive disadvantage to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the indenture that will govern the senior notes and the credit agreement that will govern the credit facilities contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement that will govern the credit facilities and the indenture that will govern the senior notes will restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, we conduct our operations through our subsidiaries, certain of which will not be guarantors of the senior notes, the credit facilities or our other indebtedness. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the senior notes, the credit facilities or our other indebtedness, our subsidiaries do not have any obligation to pay amounts due on the senior notes, the credit facilities or our other indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture that will govern the senior notes, the credit agreement that will govern the credit facilities and the agreements governing certain of our other existing indebtedness will limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the credit facilities and the senior notes.

If we cannot make scheduled payments on our debt, we will be in default and holders of the senior notes could declare all outstanding principal and interest to be due and payable, the lenders under the credit facilities could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the indenture that will govern the senior notes and the credit agreement that will govern the credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, as of March 31, 2011, the credit facilities would have provided for unused commitments of $         million, which could increase by $         million, subject to certain conditions. All of those borrowings would be secured indebtedness. If new debt is added to our current debt levels, the related risks that we and the guarantors now face could intensify.

Risks Related to Our Separation from Sunoco

We have no operating history as a separate public company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

Our historical and pro forma financial information included in this prospectus is derived from the consolidated financial statements and accounting records of Sunoco. Accordingly, the historical and pro forma financial information included here do not necessarily reflect the results of operations, financial position and cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

•

Prior to the separation, our business was operated by Sunoco as part of its broader corporate organization, rather than as an independent company. Sunoco or one of its affiliates performed various corporate functions for us, including, but not limited to, legal services, treasury, accounting, auditing, risk management, information technology, human resources, corporate affairs, tax administration, certain governance functions (including internal audit and compliance with the Sarbanes-Oxley Act of 2002) and external reporting. Our historical and pro forma financial results reflect allocations of corporate expenses from Sunoco for these and similar functions. These allocations are likely less than the comparable expenses we believe we would have incurred had we operated as a separate public company.

•

Currently, our business is integrated with the other businesses of Sunoco. Historically, we have shared economies of scale in costs, employees, vendor relationships and customer relationships. While we will enter into transition agreements that will govern certain commercial and other relationships between Sunoco and us after the separation, those transitional arrangements may not fully capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Sunoco. The loss of these benefits could have an adverse effect on our cash flows, financial position and results of operations following the completion of the separation.

•

Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions, research and development and capital expenditures, have historically been satisfied as part of the enterprise-wide cash management policies of Sunoco. Following the completion of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	Subsequent to the completion of the separation, the cost of capital for our business may be higher than Sunoco’s cost of capital prior to the separation.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a public company separate from Sunoco. The adjustments and allocations we have made in preparing our historical and pro forma combined financial statements may not appropriately reflect our operations during those periods as if we had in fact operated as a stand-alone entity, or what the actual effect of our separation from Sunoco will be.

We may experience increased costs resulting from a decrease in the purchasing power as a result of our separation from Sunoco.

Historically, we have been able to take advantage of Sunoco’s size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. As a separate public company, we will be a smaller and less diversified company than Sunoco, and we may not have access to financial and other resources comparable to those available to Sunoco prior to this offering. As a separate, stand-alone company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to this offering, which could have a material adverse effect on our business, financial condition and results of operations.

The assets and resources that we acquire from Sunoco in the separation may not be sufficient for us to operate as a stand-alone company, and we may experience difficulty in separating our assets and resources from Sunoco.

Because we have not operated as an independent company in the past, we will need to acquire assets in addition to those contributed by Sunoco and its subsidiaries to our company and our subsidiaries in connection with our separation from Sunoco. We may also face difficulty in separating our assets from Sunoco’s assets and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be harmed if we fail to acquire assets that prove to be important to our operations or if we incur unexpected costs in separating our assets from Sunoco’s assets or integrating newly acquired assets.

The separation may adversely affect our business, and we may not achieve some or all of the expected benefits of the separation.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. These benefits include the following:

•

improving strategic planning, increasing management focus and streamlining decision-making by providing the flexibility to implement our strategic plan and to respond more effectively to different customer needs and the changing economic environment;

•

allowing us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs, as well as resolving the current competition for capital among Sunoco’s businesses;

•	creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our common stock; and

•

facilitating incentive compensation arrangements for employees more directly tied to the performance of our business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

We may not achieve the anticipated benefits for a variety of reasons. There also can be no assurance that the separation will not adversely affect our business.

If, following the completion of the distribution, there is a determination that the distribution is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the IRS private letter ruling or tax opinion are incorrect or for any other reason, then Sunoco and its shareholders could incur significant U.S. federal income tax liabilities and we could incur significant liabilities.

Sunoco has received a private letter ruling from the Internal Revenue Service, or the IRS, substantially to the effect that, among other things, the contribution and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. Completion by Sunoco of the distribution of our common stock to Sunoco’s shareholders is conditioned on the private letter ruling continuing in effect. In addition, it is a condition to the distribution that Sunoco receive an opinion of Wachtell, Lipton, Rosen & Katz, counsel to Sunoco, to the effect that the contribution and the distribution will qualify as a transaction that is described in Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. The ruling relies and the opinions will rely on certain facts, assumptions, representations and undertakings from Sunoco and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Sunoco and its shareholders may not be able to rely on the ruling or the opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding the private letter ruling and opinion of tax counsel, the IRS could determine on audit that the separation is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Sunoco or us after the separation. If the separation is determined to be taxable for U.S. federal income tax purposes, Sunoco and its shareholders could incur significant U.S. federal income tax liabilities and we could incur significant liabilities. For a description of the sharing of such liabilities between Sunoco and us, see “Arrangements Between with Sunoco and Our Company—The Separation Agreement” and “—Tax Sharing Agreement.”

Risks Related to Our Ongoing Relationship with Sunoco

We will be controlled by Sunoco as long as it owns a majority of our common stock, and other stockholders will be unable to affect the outcome of stockholder voting during that time.

Upon completion of this offering, Sunoco will beneficially own              shares of our common stock, or approximately              percent of our outstanding common stock. So long as Sunoco beneficially owns a majority of our outstanding common stock, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors. Even if Sunoco were to own less than a majority of our outstanding common stock, it may be able to influence the outcome of such corporate actions so long as it owns a significant portion of our common stock. Following this offering, Sunoco intends to distribute its remaining equity interest in us to its shareholders by means of a spin-off, with such distribution to occur no earlier than 120 days after this offering as a result of the expiration of a lock-up period with the underwriters described under “Underwriting—Lock Up Agreements.” However, there is no assurance that Sunoco will effect the distribution, and, if Sunoco abandons the distribution, it could remain our controlling stockholder for an extended period of time or indefinitely.

Sunoco’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Investors in this offering will not be able to affect the outcome of any stockholder vote prior to the distribution of our stock to the Sunoco shareholders. As a result, Sunoco will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers, business combinations or disposition of assets;

•	our financing;

•	compensation and benefit programs and other human resources policy decisions;

•	changes to the agreements relating to our separation from Sunoco;

•	changes to any other agreements that may adversely affect us;

•	the payment of dividends on our common stock; and

•	determinations with respect to our tax returns.

Because Sunoco’s interests may differ from ours, actions that Sunoco takes with respect to us, as our controlling stockholder, may not be favorable to us.

There is no assurance that the distribution will occur. If the distribution does not occur, our business and stock may suffer.

Sunoco intends to distribute to its shareholders all of our common stock it then owns, through a spin-off, by no later than             . The distribution is subject to a number of conditions, and Sunoco has the right to terminate the distribution if the Sunoco board of directors determines, in its sole discretion, that the distribution is not in the best interest of Sunoco or its shareholders. Accordingly, the distribution may not occur on the expected timeframe, or at all.

If the distribution does not occur, we may not be able to obtain some of the benefits we expect as a result of the separation, including greater strategic focus, increased agility and speed and the other benefits. Furthermore, if the distribution does not occur, the risks relating to Sunoco’s control of us and the potential business conflicts of interest between Sunoco and us will continue to be relevant to our stockholders. If the distribution is delayed or not completed at all, the liquidity of shares of our common stock in the market may be constrained for as long as Sunoco continues to hold a significant position in our stock. A lack of liquidity in our common stock may adversely affect our stock price.

Sunoco is free to sell a controlling interest in us to a third party, and, if it does so, you may not realize any change-of-control premium on shares of our common stock, and we may become subject to the control of a presently unknown third party.

Following this offering and the expiration of its 120-day lock-up period with the underwriters described under “Underwriting—Lock Up Agreements,” Sunoco intends to distribute its remaining equity interest in us to its shareholders by means of a spin-off. Sunoco may not effect the distribution within 120 days of the date of this prospectus. The distribution is contingent on the satisfaction or waiver of a variety of conditions. In addition, Sunoco has the right to terminate its obligation to complete the distribution if, at any time, Sunoco’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of Sunoco or its shareholders. As a result, the distribution may not occur by the contemplated time or at all.

If Sunoco were to abandon the distribution, it could, among other things, sell a controlling interest in us to a third party following the expiration of its 180-day lock-up period with the underwriters. We have agreed with Sunoco to exempt Sunoco, as well as any transferee that receives at least 10 percent of our outstanding common stock from Sunoco, from the anti-takeover provisions of Section 203 of the DGCL, to the extent of our ability to do so. We also have agreed not to institute a stockholder rights plan that limits the ability of Sunoco, or any such transferee, from acquiring additional shares of our common stock. The ability of Sunoco to sell its shares of our common stock to a third party, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to Sunoco, upon its private sale of our common stock. In addition, if Sunoco were to sell its equity interest in our company in a private transaction, we may become subject to the control of a presently unknown third party. Such a third party may have conflicts of interest with those of other stockholders. Prior to the distribution of Sunoco’s equity interest in us to its shareholders, if such distribution occurs at all, Sunoco’s voting control may discourage transactions involving a change of control of our company, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares over the then-current market price.

We may have potential business conflicts of interest with Sunoco with respect to our past and ongoing relationships and, because of Sunoco’s controlling ownership, the resolution of these conflicts may not be on the most favorable terms to us.

Prior to the distribution, a resolution of any potential conflicts of interest between Sunoco and us may be less favorable to us than if we were dealing with an unaffiliated party. Conflicts of interest may arise between Sunoco and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Sunoco;

•	employee recruiting and retention;

•	sales or distributions by Sunoco of all or any portion of its ownership interest in us, which could be to one of our competitors;

•	the nature, quantity, quality, time of delivery and pricing of products and services we supply to each other; and

•	business opportunities that may be attractive to both Sunoco and us.

In addition, nothing restricts Sunoco from competing with us in any area. In particular, Sunoco could choose to reestablish a cokemaking or coal mining business, do business with any of our customers, employ or otherwise engage any of our officers or employees.

In addition, under our amended and restated certificate of incorporation, neither Sunoco nor any officer or director of Sunoco, except as described in “Description of our Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and of Delaware Law—Certificate of Incorporation Provision Relating to Corporate Opportunities and Interested Directors,” will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. Our amended and restated certificate of incorporation will provide that Sunoco is not under any duty to present any corporate opportunity to us which may be a corporate opportunity for Sunoco and us, and Sunoco will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that Sunoco pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

Prior to the completion of this offering, we and Sunoco intend to enter into several agreements in connection with our separation. During the time that we are controlled by Sunoco, it is possible for Sunoco to cause us to amend these agreements on terms that may be less favorable to us than the current terms of the agreements. We will be bound by any such amendments until the agreements expire or the parties agree to further amend the terms. Any of those amendments may not be favorable to us.

Following the offering, we will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the completion of this offering, and prior to the distribution, Sunoco will continue to control a majority of our voting common stock. As a result, we will be a “controlled company” within the meaning of the

NYSE corporate governance standards. Under the NYSE listing standards, a company of which more than 50 percent of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including:

•	the requirement that a majority of the board of directors consists of independent directors;

•	the requirement that we have a nominating/governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/governance and compensation committees.

Following this offering, we intend to utilize the exemptions from the corporate governance requirements of the NYSE listing standards, including the foregoing. As a result, we will not have a majority of independent directors nor will our nominating/governance and compensation committees consist entirely of independent directors and we will not be required to have an annual performance evaluation of the nominating/governance and compensation committees. See “Management.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Prior to the completion of our separation from Sunoco, certain of our officers and directors may have actual or potential conflicts of interest because of their positions with Sunoco.

Following this offering and prior to the distribution, certain of our directors and officers may have positions with Sunoco. In addition, such directors and officers may own Sunoco common stock, options to purchase Sunoco common stock or other Sunoco equity awards. The individual holdings of Sunoco common stock, options to purchase common stock of Sunoco or other equity awards may be significant for some of these persons compared to these persons’ total assets. Their position at Sunoco and the ownership of any Sunoco equity or equity awards creates, or may create the appearance of, conflicts of interest when these expected directors and officers are faced with decisions that could have different implications for Sunoco than the decisions have for us.

Sunoco and its directors and officers will have limited liability to us or you for breach of fiduciary duty.

Our amended and restated certificate of incorporation will provide that, subject to any contractual provision to the contrary, Sunoco will have no obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as we do;

•	doing business with any of our customers; or

•	employing or otherwise engaging any of our officers or employees.

Under our amended and restated certificate of incorporation, neither Sunoco nor any officer or director of Sunoco, except as provided in our amended and restated certificate of incorporation, will be liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities. See “Description of Our Capital Stock—Certificate of Incorporation Provision Relating to Corporate Opportunities and Interested Directors.”

To preserve the tax-free treatment to Sunoco of the contribution and the planned distribution, we may not be able to engage in certain transactions.

To preserve the tax-free treatment to Sunoco of the contribution and the planned distribution, under the tax sharing agreement, we are restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions, including use of our common stock to make acquisitions and equity capital market transactions, that might increase the value of our business. For more information, see the sections entitled “Arrangements Between Sunoco and Our Company—Tax Sharing Agreement.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including, among others, in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Such forward-looking statements are based on management’s beliefs and assumptions and on information currently available. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from Sunoco, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and may be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions. In particular, statements in this prospectus concerning future dividend declarations are subject to approval by our board of directors and will be based upon circumstances then existing.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update any forward-looking statement (or its associated cautionary language), whether as a result of new information or future events, after the date of this prospectus, except as required by applicable law.

The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may also be other risks that we are unable to predict at this time. Such risks and uncertainties include, without limitation:

•	changes in levels of production, production capacity, pricing and/or margins for metallurgical coal and coke;

•	variation in availability, quality and supply of metallurgical coal used in the cokemaking process, including as a result of non-performance by our suppliers;

•	effects of railroad, barge, truck and other transportation performance and costs, including any transportation disruptions;

•	changes in the marketplace that may affect supply and demand for our metallurgical coal and/or coke products;

•	our relationships with, and other conditions affecting, our customers;

•	the deferral of contracted shipments of coal, or coke, by our customers;

•	severe financial hardship or bankruptcy of one of more of our major customers, or the occurrence of other events affecting our ability to collect payments from our customers;

•	volatility and cyclical downturns in the carbon steel industry and other industries in which our customers operate;

•	our ability to secure new coal supply agreements or to renew existing coal supply agreements;

•	our ability to enter into new long-term agreements, upon favorable terms, for the supply of metallurgical coke to domestic and/or foreign steel producers;

•	our ability to acquire or develop coal reserves in an economically feasible manner;

•	defects in title or the loss of one or more mineral leasehold interests;

•

effects of geologic conditions, weather, natural disasters and other inherent risks beyond our control, on both our coal mining operations and/or cokemaking facilities; and the supply and demand for our coal and coke production;

•

age of, and changes in the reliability, efficiency and capacity of the various equipment and operating facilities used in our coal mining and/or cokemaking operations, and in the operations of our major customers and/or suppliers;

•	changes in the expected operating levels of our assets;

•	our ability to meet minimum volume requirements, coal-to-coke yield standards and coke quality requirements in our coke sales agreements;

•	disruptions in the quantities of coal produced by our contract mine operators;

•	our ability to obtain and renew mining permits, and the availability and cost of surety bonds needed in our coal mining operations;

•	availability of skilled employees for our coal mining and/or cokemaking operations, and other workplace factors;

•	changes in the level of capital expenditures or operating expenses, including any changes in the level of environmental capital, operating or remediation expenditures;

•

effects of adverse events relating to the operation of our facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions);

•	changes in product specifications for either the coals or coke that we produce;

•	ability to identify acquisitions, execute them under favorable terms and integrate them into our existing businesses and have them perform at anticipated levels;

•	ability to enter into joint ventures and other similar arrangements under favorable terms;

•	changes in the availability and cost of equity and debt financing;

•	our ability to service our outstanding indebtedness;

•	our ability to comply with the restrictions imposed by our financing arrangements;

•	impact on our liquidity and ability to raise capital as a result of changes in the credit ratings assigned to our indebtedness;

•	changes in credit terms required by our suppliers;

•	changes in insurance markets impacting costs and the level and types of coverage available, and the financial ability of our insurers to meet their obligations;

•	changes in accounting rules and/or tax laws or their interpretations, including the method of accounting for inventories, leases and/or pensions;

•	changes in financial markets impacting pension expense and funding requirements;

•	risks related to labor relations and workplace safety;

•	nonperformance or force majeure by, or disputes with or changes in contract terms with, major customers, suppliers, dealers, distributors or other business partners;

•	changes in, or new, statutes, regulations, governmental policies and taxes, or their interpretations, including those elating to the environment and global warming;

•	the accuracy of our estimates of reclamation and other mine closure obligations;

•	the existence of hazardous substances or other environmental contamination on property owned or used by us;

•	the availability of future permits authorizing the disposition of certain mining waste;

•	claims of our noncompliance with any statutory and regulatory requirements;

•	changes in the status of, or initiation of new litigation, arbitration, or other proceedings to which we are a party or liability resulting from such litigation, arbitration, or other proceedings;

•	the possibility that Sunoco may not effect its currently intended distribution of its remaining equity stake in our company;

•	conflicts of interests due to Sunoco’s controlling interest in us and the limited liability of our directors and officers for breach of fiduciary duty;

•	historical combined and pro forma financial data may not be reliable indicator of future results;

•	incremental costs as a stand-alone public company;

•	our substantial indebtedness;

•	certain covenants in our debt documents; and

•

substantial fluctuation in the price of our common stock, the absence of an active trading market for our common stock or the future sale of our common stock or the perception that such a sale could occur.

The factors identified above are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by us. Other factors not discussed herein could also have material adverse effects on us. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock will be approximately $             million based upon an assumed initial public offering price of $            , the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of our common stock in this offering. All of the net proceeds from this offering will be received by the debt exchange party, who will acquire our common stock being sold in this offering from Sunoco in exchange for outstanding Sunoco indebtedness held by the debt exchange party. See “Underwriting.”

DIVIDEND POLICY

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings for use in the operation and expansion of our business. As a result, you will need to sell your shares of common stock to receive any income or realize a return on your investment. You may not be able to sell your shares at or above the price you paid for them. Any future determination to pay dividends will be at the discretion of our board of directors. If we do commence the payment of dividends in the future, there can be no assurance that we will continue to pay any dividend. Our board of directors is free to change our dividend policy at any time, including to increase, decrease or eliminate our dividend. The board will base its decisions on, among other things, general business conditions, our results of operations, financial condition, cash requirements, prospects, contractual, legal and regulatory restrictions regarding dividend payments by our subsidiaries and any other factors the board may consider relevant. We are a holding company and have no direct operations. As a result, we will be able to pay dividends on our common stock only from our available cash on hand and distributions received from our subsidiaries.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2011 on a historical basis, and on a pro forma basis, adjusted to reflect:

•	incurrence of new debt financing arrangements and related issuance costs to be entered into prior to, or concurrently with, this offering;

•	the corporate separation transactions described in “Arrangements between Sunoco and Our Company;” and

•

this offering of our common stock at an assumed initial offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus). As the proceeds of this offering are received by the debt exchange party, this offering has no impact on our pro forma capitalization.

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the separation, distribution and related financing transactions been completed as of March 31, 2011. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table is derived from and is qualified in its entirety by reference to, our historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited pro forma condensed financial statements and notes to our unaudited pro forma condensed financial statements and our combined financial statements and notes to our combined financial statements included elsewhere in this prospectus.

	March 31, 2011
	Actual	Pro Forma
	(unaudited)
	(Dollars in thousands)
Cash and cash equivalents	$10,956	$120,456

Debt:
Advances from affiliates	$953,034	$—
Payable to affiliate	53,498	—
Long-term debt, including current portion	—	700,000

Total debt	$1,006,532	$700,000

Equity:
Common stock, par value $0.01 per share ( authorized; issued and outstanding) and additional paid-in capital	$—	$398,430
Accumulated other comprehensive income	—	3,029
Net parent investment	380,977	—
Noncontrolling interests	52,443	52,443

Total equity	433,420	453,902

Total capitalization	$1,439,952	$1,153,902

Our ability to issue additional equity is constrained because our issuance of additional common stock may cause the distribution to be taxable to Sunoco under Section 355(e) of the Internal Revenue Code or be taxable to both Sunoco and its shareholders because of a failure of Sunoco to distribute “control” of us as defined in Section 368(c) of the Internal Revenue Code, and under the tax sharing agreement we would be required to indemnify Sunoco against that tax. On a historical basis, the amount of Sunoco’s investment in us was recorded as net parent investment in our combined financial statements.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following selected historical combined financial data as of December 31, 2010, 2009 and 2008, and for the years then ended have been derived from our audited combined financial statements. We derived our selected historical combined financial data as of December 31, 2007 and 2006 and for the years then ended and as of March 31, 2011 and 2010 and for the three month periods then ended from our unaudited combined financial statements.

Our financial statements include allocations of costs from certain corporate and shared services functions provided to us by Sunoco, as well as costs associated with participation by certain of our executives in Sunoco’s benefit and management incentive plans. The allocation methods for corporate and shared services costs vary by function but generally consist of one of the following: level of support required, usage, headcount or historical costs of assets. The employee benefit costs are allocated as a percentage of the executives’ actual pay while the incentive plan costs represented the actual costs associated the executives.

The financial statements included in this prospectus may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

The information below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited financial statements and related notes, which are included elsewhere in this prospectus.

	Years Ended December 31					Three Months Ended March 31
	2010	2009	2008	2007	2006	2011	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(Dollars in thousands)
Income Statement Data:
Revenues
Sales and other operating revenue	$1,316,547	$1,124,016	$838,936	$515,162	$484,770	$332,967	$328,224
Other income, net(1,2)	10,046	20,970	1,315	4,547	43,226	351	199

Total revenues	1,326,593	1,144,986	840,251	519,709	527,996	333,318	328,423

Costs and operating expenses
Cost of products sold and operating expenses	1,036,944	860,830	630,771	456,967	439,094	281,329	252,183
Loss on firm purchase commitments	—	—	—	—	—	18,544	—
Selling, general and administrative expenses	67,232	40,205	34,244	27,676	23,523	16,160	13,255
Depreciation, depletion, and amortization	48,157	32,323	24,554	20,181	17,216	13,020	10,712

Total costs and operating expenses	1,152,333	933,358	689,569	504,824	479,833	329,053	276,150

Operating income	174,260	211,628	150,682	14,885	48,163	4,265	52,273

Interest income (primarily from affiliate)	23,722	24,510	27,569	34,236	34,643	5,717	5,771
Interest cost—affiliate	(5,435)	(5,663)	(11,187)	(16,569)	(7,706)	(1,500)	(1,391)
Capitalized interest	701	1,493	3,999	4,280	—	312	88

Total financing income, net	18,988	20,340	20,381	21,947	26,937	4,529	4,468

Income before income tax expense	193,248	231,968	171,063	36,832	75,100	8,794	56,741
Income tax expense (benefit)	46,942	20,732	38,131	(13,501)	443	3,139	14,002

Net income	146,306	211,236	132,932	50,333	74,657	5,655	42,739
Less: Net income (loss) attributable to noncontrolling interests(3)	7,107	21,552	19,028	19,883	37,864	(6,171)	3,716

Net income attributable to net parent investment	$139,199	$189,684	$113,904	$30,450	$36,793	$11,826	$39,023

	Years Ended December 31					Three Months Ended March 31
	2010	2009	2008	2007	2006	2011	2010
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(Dollars in thousands)
Other Financial Data
Adjusted EBITDA(4)	$227,293	$230,205	$157,256	$26,687	$5,612	$26,581	$61,799

Cash Flows Data:
Net cash provided by operating activities	$296,603	$187,246	$171,330	$73,035	$54,902	$7,354	$88,749
Net cash used in investing activities	$(213,921)	$(215,106)	$(304,469)	$(220,247)	$(13,919)	(95,196)	(9,744)
Net cash provided by (used in) financing activities(5)	$(45,331)	$7,619	$133,703	$156,726	$(165,780)	58,706	(36,606)
Capital expenditures:
Ongoing(6)	$45,943	$28,218	$15,545	$15,645	$13,459	$7,142	$7,589
Expansion(7)	169,714	186,976	288,928	165,439	—	52,338	2,155

Total	$215,657	$215,194	$304,473	$181,084	$13,459	$59,480	$9,744

Balance Sheet Data (at period end):
Properties, plants and equipment, net(8)	$1,180,208	$1,012,771	$826,072	$545,314	$383,781	$1,291,581	$1,011,804
Total assets	$1,718,466	$1,546,686	$1,312,905	$992,489	$767,224	$1,860,110	$1,568,851
Total amounts due to affiliates	$944,325	$434,269	$408,039	$244,052	$51,685	$1,006,532	$401,904
Net parent investment	$369,541	$741,994	$552,412	$445,938	$412,149	$380,977	$799,221

Coke Operating Data:
Owned and Operated Capacity Utilization (%)	97	90	95	99	101	95	92
Domestic coke sales volumes—owned and operated plants (thousands of tons)	3,638	2,813	2,628	2,460	2,534	872	833
International coke production—operated plant (thousands of tons)	1,636	1,263	1,581	1,091	—	364	413
Coal Operating Data(9):
Coal sales (thousands of tons):
Internal use	1,275	1,189	1,170	1,209	1,164	300	327
Third parties	2	25	63	66	100	86	—

Total	1,277	1,214	1,233	1,275	1,264	386	327

Coal production (thousands of tons)	1,104	1,134	1,179	1,220	1,179	335	311

(1)	Includes preferred dividend income from our investment in the company which owns the coke facility we operate in Brazil of $9.5 and $19.0 million for the years ended December 31, 2010 and 2009, respectively.
(2)	Includes nonconventional fuel tax credits and other tax benefits allocated to third-party investors in our Indiana Harbor cokemaking operations for the year ended December 31, 2007 and our Indiana Harbor and Jewell cokemaking operations for the year ended December 31, 2006 totaling $3.6 and $47.0 million, respectively.
(3)	Represents amounts attributable to third-party investors in our Indiana Harbor cokemaking operations for all years presented. The amount for the year ended December 31, 2006 also includes amounts attributable to a third-party investor in our Jewell cokemaking operations. We repurchased the interest of the third-party investors in our Jewell cokemaking operations in December 2006 for $155.3 million.
(4)

EBITDA represents earnings before interest, taxes, depreciation, depletion, and amortization. Our EBITDA for all periods presented reflects sales discounts included as a reduction in sales and other operating revenue in our combined statements of income. These sales discounts represent the sharing with our customers of a portion of the benefits of nonconventional fuels tax credits, which reduce our income tax expense. However, we believe that our Adjusted EBITDA would be inappropriately penalized if these discounts were treated as a reduction of EBITDA since they represent sharing of a tax benefit which is not included in EBITDA. Accordingly, in computing our Adjusted EBITDA, we have added back these sales discounts. Our EBITDA for the years ended December 31, 2007 and 2006 also includes nonconventional fuel tax credits and other tax benefits allocated to third-party investors in our Indiana Harbor and Jewell cokemaking operations which are included in other income, net in our combined statements of income. As such amounts are attributable to sharing of income tax items, we believe that they should be excluded from our Adjusted EBITDA. Our Adjusted EBITDA also reflects the deduction of income attributable to noncontrolling interests in our Indiana Harbor cokemaking operations. As a result of these adjustments, our Adjusted EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do. Adjusted EBITDA does not represent and should not be considered an alternative to net income under GAAP. The following table (unaudited) reconciles Net Income to EBITDA and Adjusted EBITDA:

	Years Ended December 31					Three Months Ended March 31,
	2010	2009	2008	2007	2006	2011	2010
	(Dollars in thousands)
Net income	$146,306	$211,236	$132,932	$50,333	74,657	$5,655	$42,739
Add: Depreciation, depletion and amortization	48,157	32,323	24,554	20,181	17,216	13,020	10,712
Subtract: interest income (primarily from affiliates)	(23,722)	(24,510)	(27,569)	(34,236)	(34,643)	(5,717)	(5,771)
Add: interest cost—affiliate	5,435	5,663	11,187	16,569	7,706	1,500	1,391
Subtract: capitalized interest	(701)	(1,493)	(3,999)	(4,280)	—	(312)	(88)
Add (Subtract): income tax expense (benefit)	46,942	20,732	38,131	(13,501)	443	3,139	14,002

EBITDA	222,417	243,951	175,236	35,066	65,379	17,285	62,985
Add: Sales discounts provided to customers due to sharing of nonconventional fuels tax credits	11,983	7,806	1,048	15,087	25,065	3,125	2,530
Subtract: Nonconventional fuel tax credits and other tax benefits allocated to third-party investors in our Indiana Harbor and Jewell cokemaking operations	—	—	—	(3,583)	(46,968)	—	—
Add (Subtract): Net (income) loss attributable to noncontrolling interests	(7,107)	(21,552)	(19,028)	(19,883)	(37,864)	6,171	(3,716)

Adjusted EBITDA	$227,293	$230,205	$157,256	$26,687	$5,612	$26,581	$61,799

(5)	Includes $155.3 million use of cash for repurchase of the interest of a third-party investor in our Jewell cokemaking operations in December 2006.
(6)	Ongoing capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and/or to extend their useful lives. Ongoing capital expenditures also include new equipment which improves the efficiency, reliability or effectiveness of existing assets. Ongoing capital expenditures do not include normal repairs and maintenance expenses which are expensed as incurred.
(7)	Expansion capital expenditures are capital expenditures made to construct new facilities as well as spending to acquire new facilities or assets which are complementary to our existing assets.
(8)	Includes lease and mineral rights.
(9)	Includes production from company and contractor-operated mines.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements of SunCoke Energy, Inc. consist of an unaudited pro forma combined balance sheet as of March 31, 2011 and unaudited pro forma combined statements of income for the fiscal year ended December 31, 2010 and the three months ended March 31, 2011. The unaudited pro forma combined financial statements should be read in conjunction with the sections of this prospectus entitled “Use of Proceeds,” “Arrangements Between Sunoco and Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited combined financial statements and the corresponding notes for the year ended December 31, 2010 and our unaudited combined financial statements as of and for the three months ended March 31, 2011 and the corresponding notes included elsewhere in this prospectus.

The unaudited pro forma combined financial statements included in this prospectus have been derived from our historical combined financial statements included elsewhere in this prospectus and do not necessarily reflect what our financial position and results of operations would have been if we had operated as an independent, publicly-traded company during the periods shown. In addition, they are not necessarily indicative of our future results of operations or financial condition. The assumptions and estimates used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma combined financial statements give effect to the following transactions as if each had occurred on March 31, 2011 for the unaudited pro forma combined balance sheet and on January 1, 2010 for the unaudited pro forma combined statements of income:

•	The contribution of certain assets and liabilities of SunCoke to SunCoke Energy, Inc.

•	The issuance by SunCoke Energy, Inc. of $700 million aggregate value of long-term debt;

•	The payment of estimated debt financing fees of $15.5 million;

•

The contribution of The Claymont Investment Company LLC, a wholly owned subsidiary of Sunoco, to SunCoke Energy, Inc. concurrent with the separation of our business from Sunoco prior to this offering primarily to transfer certain intercompany receivables from and intercompany notes payable to our Jewell, Indiana Harbor, and other subsidiaries.

•	The repayment of intercompany debt payable to Sunoco of $575 million from a portion of the net proceeds of the long-term debt;

•

The completion of this offering of          shares of common stock to the public at an assumed initial public offering price of $         per share, the midpoint of the range shown on the cover of this prospectus. As the aggregate gross proceeds of this offering of $                 million are received by the debt exchange party, this offering has no impact on pro forma financial statements;

Upon completion of the offering, SunCoke Energy, Inc. anticipates incurring incremental general and administrative costs (e.g., cost of tax return preparation, annual and quarterly reports to shareholders, investor relations and registrar and transfer agent fees) at an annual rate of approximately $15 million to $20 million, including incremental insurance costs. We estimate the nonrecurring operating costs that we will incur during transition to being a stand-alone public company to be approximately $10 million. The pro forma financial statements do not reflect any adjustment for these estimated incremental costs or adjustments to the general and administrative costs allocated to SunCoke Energy, Inc. by Sunoco, Inc. as described above.

SunCoke Energy, Inc.

Pro Forma Combined Balance Sheet (Unaudited)

March 31, 2011

(Dollars in thousands, except per share amounts)

	Historical	Financing Transactions		Separation Transactions			Pro Forma
Assets
Cash and cash equivalents	$10,956	$700,000 (15,500)	(A) (B)	$(575,000)		(C)	$120,456
Accounts receivable	65,646	—		—			65,646
Inventories	116,338	—		—			116,338
Prepaid firm purchase commitment for coke inventory	17,021	—		—			17,021
Interest receivable from affiliate	1,808	—		(1,808)		(D)	—
Deferred income taxes	552	—		—			552

Total current assets	212,321	684,500		(576,808)			320,013

Notes receivable from affiliate	289,000	—		(289,000)		(D)	—
Investment in Brazilian cokemaking operations	40,976	—		—			40,976
Properties, plants, and equipment, net	1,236,780	—		—			1,236,780
Mineral rights, net	54,801	—		—			54,801
Goodwill	9,388	—		—			9,388
Deferred charges and other assets	16,844	15,500	(B)	—			32,344

Total assets	$1,860,110	$700,000		$(865,808)			$1,694,302

Liabilities and Equity
Advances from affiliate	$953,034	—		$(575,000 (290,808 (87,226	) ) )	(C) (D) (E)	$—
Accounts payable	137,457	—		—			137,457
Accrued liabilities	54,280	—		—			54,280
Current portion of long-term debt	—	3,000	(A)	—			3,000
Taxes payable	10,297	—		—			10,297

Total current liabilities	1,155,068	3,000		(953,034)			205,034

Payable to affiliate	53,498	—		(53,498)		(E)	—
Long-term debt	—	697,000	(A)	—			697,000
Accrual for black lung benefits	26,863	—		—			26,863
Retirement benefit liabilities	43,687	—		—			43,687
Deferred income taxes	112,749	—		120,242		(F)	232,991
Asset retirement obligations	13,282	—		—			13,282
Other deferred credits and liabilities	21,543	—		—			21,543
Commitments and contingent liabilities

Total liabilities	1,426,690	700,000		(886,290)			1,240,400

Equity
Common stock, par value $0.01 per share ( authorized; issued and outstanding) and additional paid in capital	—	—		398,430		(G)	398,430
Accumulated other comprehensive income	—	—		3,029		(G)	3,029
Net parent investment	380,977	—		140,724 (120,242 (401,459	) )	(E) (F) (G)	—

Total net parent investment/SunCoke Energy, Inc. stockholders’ equity	380,977	—		20,482			401,459
Noncontrolling interests	52,443	—		—			52,443

Total equity	433,420	—		20,482			453,902

Total liabilities and equity	$1,860,110	$700,000		$(865,808)			$1,694,302

SunCoke Energy, Inc.

Pro Forma Combined Statement of Income (Unaudited)

Year Ended December 31, 2010

(Dollars in thousands, except per share amounts)

	Historical	Financing Transactions			Separation Transactions		Pro Forma
Revenues
Sales and other operating revenue	$1,316,547	$—			$—		$1,316,547
Other income, net	10,046	—			—		10,046

Total revenues	1,326,593	—			—		1,326,593

Costs and operating expenses
Cost of products sold and operating expenses	1,036,944	—			—		1,036,944
Selling, general and administrative expenses	67,232	—			—		67,232
Depreciation, depletion, and amortization	48,157	—			—		48,157

Total costs and operating expenses	1,152,333	—			—		1,152,333

Operating income	174,260	—			—		174,260

Interest income—affiliate	23,687				(23,687)	(L)	—
Interest income	35	—			—		35
Interest cost—affiliate	(5,435)				5,435	(L)	—
Interest cost	—	(41,500 (563 (2,200	) ) )	(H) (I) (J)	— — —		(44,263)
Capitalized interest	701	6,703		(K)	(701)	(L)	6,703

Total financing income (expense), net	18,988	(37,560)			(18,953)		(37,525)

Income before income tax expense	193,248	(37,560)			(18,953)		136,735
Income tax expense (benefit)	46,942	(12,770)		(M)	(6,444)	(M)	27,728

Net income	146,306	(24,790)			(12,509)		109,007
Less: Net income attributable to noncontrolling interests	7,107	—			—		7,107

Net income attributable to net parent investment/SunCoke Energy, Inc. stockholders	$139,199	(24,790)			$(12,509)		$101,900

Pro forma net income attributable to SunCoke Energy, Inc. stockholders per share:
Basic
Diluted
Pro forma weighted-average shares of common stock outstanding:
Basic
Diluted

SunCoke Energy, Inc.

Pro Forma Combined Statement of Income (Unaudited)

Three Months Ended March 31, 2011

(Dollars in thousands, except per share amounts)

	Historical	Financing Transactions			Separation Transactions		Pro Forma
Revenues
Sales and other operating revenue	$332,967	$—			$—		$332,967
Other income, net	351	—			—		351

Total revenues	333,318	—			—		333,318

Costs and operating expenses
Cost of products sold and operating expenses	281,329	—			—		281,329
Loss on firm purchase commitment	18,544	—			—		18,544
Selling, general and administrative expenses	16,160	—			—		16,160
Depreciation, depletion, and amortization	13,020	—			—		13,020

Total costs and operating expenses	329,053	—			—		329,053

Operating income	4,265	—			—		4,265

Interest income—affiliate	5,682	—			(5,682)	(L)	—
Interest income	35	—					35
Interest cost—affiliate	(1,500)				1,500	(L)	—
Interest cost	—	(10,375 (141 (550	) ) )	(H) (I) (J)			(11,066)
Capitalized interest	312	3,750		(K)	(312)	(L)	3,750

Total financing income (expense), net	4,529	(7,316)			(4,494)		(7,281)

Income (loss) before income tax expense	8,794	(7,316)			(4,494)		(3,016)
Income tax expense (benefit)	3,139	(1,710)		(N)	(1,050)	(N)	379

Net income (loss)	5,655	(5,606)			(3,444)		(3,395)
Less: Net loss attributable to noncontrolling interests	(6,171)	—			—		(6,171)

Net income attributable to net parent investment/SunCoke Energy, Inc. stockholders	$11,826	$(5,606)			$(3,444)		$2,776

Pro forma net income attributable to SunCoke Energy, Inc. stockholders per share:
Basic
Diluted
Pro forma weighted-average shares of common stock outstanding:
Basic
Diluted

SunCoke Energy, Inc.

Notes to the Unaudited Pro Forma Combined Financial Statements

1.	Pro Forma Adjustments and Assumptions

(A)	Represents the issuance of $700 million aggregate of long-term debt, consisting of $ million aggregate principal amount of percent senior notes due and a $ million secured term loan credit facility which bears interest at LIBOR plus percent and is due in .

(B)	Reflects the payment of debt financing fees in connection with the issuance of the long-term debt and an arrangement fee for the establishment of a $150 million five-year, secured revolving credit agreement totaling $15.5 million. The debt financing fees and the revolving credit agreement fee will be capitalized and amortized over the life of the long-term debt and the revolving credit agreement, respectively.

(C)	Represents the repayment of intercompany debt totaling $575 million to Sunoco.

(D)	Reflects the contribution by Sunoco to SunCoke Energy, Inc. (“SunCoke Energy”) of The Claymont Investment Company LLC (“Claymont”) which contains assets and liabilities consisting of amounts due from SunCoke Energy and its subsidiaries and notes payable to the Jewell and Indiana Harbor partnerships. Prior to the contribution of Claymont, Sunoco will contribute to Claymont amounts due from SunCoke Energy to Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco (which are reflected in advances from affiliates in the SunCoke historical financial statements).

(E)	Reflects the elimination of intercompany payables from SunCoke Energy to Sunoco, which has been treated as a capital contribution.

(F)	Represents the elimination of deferred income tax assets related to tax credit carryforwards which have been recognized in connection with preparation of historical income tax provisions on a separate-return basis. These deferred income tax benefits have been previously realized or will be realized by Sunoco on its consolidated income tax returns and therefore will not be retained by SunCoke Energy.

(G)	Represents the reclassification of Sunoco’s remaining net parent investment after the separation transactions (see Notes (C)-(F) above) to common stock, $0.01 par value per share ( million shares issued and outstanding), additional paid-in capital and accumulated other comprehensive income that was previously included in net parent investment. There is no impact on SunCoke Energy’s common stock and additional paid-in capital accounts as a result of this offering since all of the proceeds of this offering will be received by the debt exchange party.

(H)	Reflects a change to interest cost as if the long-term debt was issued on January 1, 2010 (see Note A above). The interest adjustments were computed using the assumed weighted-average interest rate for the long-term debt of 5.93 percent. A 0.125 percent increase in LIBOR would result in a $ million increase in annual interest expense on the $ million floating-rate secured term loan credit facility. A 0.125 percent variance in the assumed interest rate on the aggregate long-term debt would change annual interest expense by $0.9 million.

(I)	Reflects a change to interest cost for the expense attributable to an annual availability fee on the $150 million secured revolving credit facility, which is assumed to be 0.375 percent per year.

(J)	Reflects a change to interest cost for the amortization of debt financing fees over years for the senior notes, years for the secured term loan credit facility and five years for the revolving credit agreement, respectively (see Note B above).

(K)	Reflects the capitalization of external interest costs to reflect borrowing costs associated with the issuance of long-term debt (see Notes H and I above). The adjustment was computed by applying the assumed weighted-average interest rate for the long-term debt of 5.93 percent to the average cumulative capital construction costs of the respective projects during the applicable period.

(L)	Reflects the elimination of: (1) interest income-affiliate primarily due to the contribution of Claymont to SunCoke Energy, (2) the interest cost-affiliate related to balances that will be settled as a result of these transactions and (3) the capitalization of interest cost-affiliate attributable to construction projects (see Notes D, E and K above).

(M)	Tax effect at 34 percent of pro forma adjustments to pretax income, SunCoke Energy’s effective statutory tax rate excluding tax credits.

(N)	Tax effect of 23 percent includes the impact of the pro forma adjustments as well as their projected impact on the estimated annual effective statutory tax rate used to compute the first quarter historical tax provision.

2.	Pro Forma Net Income Attributable to SunCoke Energy, Inc. Stockholders Per Share

Pro forma net income attributable to SunCoke Energy, Inc. stockholders per share is determined by dividing the pro forma net income attributable to SunCoke Energy, Inc. stockholders by the number of shares of common stock expected to be outstanding at the closing of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with “Selected Historical Financial and Operating Data” and our combined financial statements and related notes included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the financial data included in the following discussion. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our future results and financial condition may differ materially from those we currently anticipate as a result of the factors we describe under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

Overview

We are a Delaware corporation, formed in December 2010, to acquire, own, and operate the cokemaking and coal mining operations of Sunoco. We currently are a wholly owned subsidiary of Sunoco.

We are the largest independent producer of high-quality metallurgical coke in the Americas, as measured by tons of coke produced each year, and have over 45 years of coke production experience. Metallurgical coke is a principal raw material in the integrated steelmaking process. We have designed, developed and built, and currently own and operate four metallurgical cokemaking facilities in the United States, and we designed and operate one cokemaking facility in Brazil on behalf of our customer under licensing and operating agreements. We are currently constructing a fifth U.S. cokemaking facility that we also will own and operate and that is expected to be completed in the fourth quarter of 2011. Upon its completion, we expect that our total U.S. cokemaking capacity will increase to approximately 4.2 million tons of coke per year. The cokemaking facility that we operate in Brazil on behalf of our customer has cokemaking capacity of approximately 1.7 million tons of coke per year.

We also own and operate coal mining operations in Virginia and West Virginia that have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years. In January 2011, we acquired metallurgical coal mining assets contiguous to our existing mining operations that will increase our annual coal production by an additional 250 thousand to 300 thousand tons per year with the potential for future production expansion. An expansion plan is underway that we expect will increase our coal production from our underground mines. Reflecting existing tightness in the Appalachian labor market and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for this project, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern. We plan to fund the coal expansion project outlays through our operating cash flow and advances from Sunoco or its subsidiaries until a debt offering is completed.

The following table sets forth information concerning the cokemaking facilities we own and/or operate:

Facility	Location	Year of Start Up	Number of Coke Ovens	Cokemaking Capacity (thousands of tons)	Use of Waste Heat
Owned and Operated:
Jewell	Vansant, Virginia	1962	142	720	Partially used for thermal coal drying

Indiana Harbor	East Chicago, Indiana	1998	268	1,220	Heat for power generation

Haverhill Phase I	Franklin	2005	100	550	Process steam
Phase II	Furnace, Ohio	2008	100	550	Power generation

Granite City	Granite City, Illinois	2009	120	650	Steam for power generation

Middletown	Middletown, Ohio	2011 (expected)	100	550	Power generation

Total			830	4,240

Operated:
Vitória	Vitória, Brazil	2007	320	1,700	Steam for power generation

Total			1,150	5,940

In our cokemaking operations, we direct our marketing effort towards steelmaking customers who require high quality metallurgical coke for their blast furnaces. We currently sell approximately 3.6 million tons of metallurgical coke per year to our three primary customers in the United States: ArcelorMittal, U.S. Steel, and AK Steel. Our current coke sales are made pursuant to long-term agreements with an average remaining term of approximately 9 years. All of these coke sales agreements contain take-or-pay provisions, which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. When our Middletown cokemaking facility commences operations in the fourth quarter of 2011, its coke production will also be sold pursuant to a take-or-pay agreement with a term of 20 years.

We also operate a cokemaking facility in Brazil on behalf of a Brazilian subsidiary of ArcelorMittal. The Brazilian facility is the largest cokemaking facility that we operate, producing approximately 1.7 million tons of coke per year. We earn income from the Brazilian facility through (1) licensing and operating fees payable to us under long-term contracts with the local project company that will run through 2023, subject, in the case of the licensing agreement, to the issuance prior to 2014 of certain patents in Brazil that have been granted in the United States and (2) an annual preferred dividend on our preferred stock investment from the project company guaranteed by the Brazilian subsidiary of ArcelorMittal.

Our underground metallurgical coal mining operations near our Jewell cokemaking facility had at least 85 million tons of proven and probable coal reserves at December 31, 2010. In January 2011, we acquired the HKCC Companies for approximately $52 million, including working capital and contingent consideration. The contingent consideration arrangement requires the company to pay the former owners of HKCC $2.00 per ton of coal for each ton produced from the real property or leased property acquired from HKCC if production levels exceed 150,000 tons in a calendar year for a period of 20 years or until full exhaustion, whichever comes sooner. Proven and probable coal reserve estimates for the assets of the HKCC Companies total approximately 21 million tons. The HKCC Companies have two active underground mines and one active surface mine and one active highwall mine that are contiguous to our existing mines. Collectively, these mines are producing between 250 thousand and 300 thousand tons of coal annually and have the potential to expand production in the future.

Our mining area now consists of 13 active underground mines, one active surface mine and one active highwall mine in Russell and Buchanan Counties in Virginia and McDowell County, West Virginia. Our mining operations have historically produced coal that we believe possesses highly desirable coking properties, mid-volatility and average sulfur and ash content. Substantially all of our mined coal has been used internally at our nearby Jewell cokemaking facility or at our other domestic cokemaking facilities. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our existing coal mining operations, and high quality steam coal. All of the expected 2011 production volumes, including production of the HKCC Companies, are contracted for sale. Coal produced from the mining operations of the HKCC Companies and the expansion will likely be sold to third parties or may be blended with our other coal production for subsequent sale to third parties or for use at our Jewell and other domestic cokemaking operations.

Outlook

The key factors affecting our near-term outlook are the following:

•

Coke Production and Sales Volumes. The provisions of our coke sales agreements require that our customers take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. These provisions also require us to meet minimum production levels and, if we do not meet the contractual minimums, generally require us to secure replacement coke at the prevailing contract price. Accordingly, our ability to produce and ship all of our coke production capacity and to meet our contractual minimum volumes affects our results. We expect all of our cokemaking facilities, with the exception of our Indiana Harbor facility, to operate at or near their cokemaking capacity in 2011 and meet or exceed contractual minimum volume requirements.

•

Metallurgical Coal Prices. We have historically sold the coal produced from our mining operations primarily to our Jewell cokemaking facility based on the prices that our coke customers have agreed to pay for coal used at our other domestic cokemaking facilities, which generally are set at fixed annual prices based on prevailing market prices at the time the contracts are finalized. We generally sell coal produced from our coal mining operations that we do not use at our Jewell cokemaking facility to our other domestic cokemaking facilities or to third parties. Coal produced from the mining operations of the HKCC Companies is currently fully contracted in 2011, including limited tonnage to another Jewell affiliate which is blended with our existing coal production for use at our Jewell and other domestic cokemaking facilities. In the future it will likely be sold to third parties at fixed annual prices based on the prevailing market or may continue to be blended in limited quantities with our other coal production for subsequent sale to third parties or for use at our Jewell and other domestic cokemaking operations.

Including the impact of the coal mining expansion discussed below and our acquisition of the HKCC Companies, in general, every $10 per ton increase or decrease in year-to-year coal pricing will increase or decrease our pretax income by approximately $17 to $20 million, depending on the level of coal prices and the mix of coal mined from our leaseholds, which have varying royalty rates. For 2011, substantially all of our coal sales have been committed at fixed prices and consequently our sensitivity to coal price changes should be limited. These metallurgical coal prices—which include: (1) 2011 contract prices for sales of our existing coal production to third parties and our Other Domestic Coke facilities and (2) the 2011 contract prices for Haverhill coal purchases that determine the coke sales prices from our Jewell Coke facility to ArcelorMittal—are approximately $165 per ton on average. The comparable average coal contract price for 2010 was approximately $130 per ton. Due to increasing global demand and supply disruptions in Australia as a result of flooding, recent comparable spot prices have approached $250 per ton. For the balance of 2011 and beyond, we expect metallurgical coal prices to remain at attractive levels due to favorable global supply and demand fundamentals.

•

Increased coal production. We expect that the acquisition of the HKCC Companies will add between 250 thousand and 300 thousand tons of annual coal production beginning in 2011. An expansion plan is underway that we expect will increase our coal production from our underground mines. Reflecting existing tightness in the Appalachian labor market and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for this project, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

•

Resolution of Contract Disputes with ArcelorMittal. Beginning in July 2009, ArcelorMittal initiated legal proceedings challenging the prices charged to ArcelorMittal under the Jewell coke sales agreement. In January 2011, we participated in court ordered mediation with ArcelorMittal which resulted in a commercial resolution of the litigation. The parties agreed to amend the Jewell and Haverhill coke sales agreements effective January 1, 2011 to eliminate the fixed coal cost adjustment factor in the Jewell agreement and increase the operating cost and fixed fee components of the coke price under both agreements. The parties also agreed that the take-or-pay provisions of these coke sales agreements would remain in effect through the end of the terms of these agreements in December 2020. Prior to the settlement, these take-or-pay provisions were scheduled to change in the second half of 2012 into annually adjusted provisions that would have only required ArcelorMittal to purchase coke from us for its projected requirements above certain fixed thresholds. This extension provides us a guaranteed outlet for coke production through 2020. We also expect that the settlement will significantly reduce the concentration of our profitability in the Jewell coke sales agreement. For example, once our Middletown facility is in full production, we anticipate that none of our coke sales agreements will constitute more than approximately 20 percent of our overall operating income excluding corporate overhead costs, whereas the Jewell coke sales agreement accounted for nearly 80 percent of such income in 2010. If the amendments to the coke supply agreements had been in place during 2010, 2009 and 2008, the pretax earnings of the Jewell Coke segment would have been reduced by approximately $78 million, $84 million and $56 million, respectively, and the pretax earnings of Haverhill facility included in the Other Domestic Coke segment would have been increased by approximately $18 million, $13 million and $16 million, respectively. In February 2011, we also entered into a settlement agreement with ArcelorMittal to resolve the Indiana Harbor arbitration claims. This settlement will not significantly impact our future income from our Indiana Harbor operations.

•	Indiana Harbor Production Levels and Contract Renewals.

•

In 2010, we did not meet contractual volume minimums at our Indiana Harbor cokemaking facility. However, as our customer did not require the additional coke, we did not incur any economic penalty to compensate our customer for the shortfall. In 2011, we again expect production volumes at this facility to be below the contractual minimum and as such, have contracted for third party coke supply to meet the expected shortfall for 2011 at a cost that will exceed our contract selling price.

•

The initial term of our Indiana Harbor coke sales agreement ends in October 2013. In preparation for negotiation of a new long-term contract, we are currently conducting an engineering study at our Indiana Harbor facility. Some ovens and associated equipment are heaving and settling differentially as a result of the instability of the ground on which it was constructed. This differential movement has reduced production and required corrective action to certain ovens, ancillary equipment and structures. The preliminary result of the engineering study has determined that a total investment of approximately $50 to $100 million may be required in the 2011 through 2013 timeframe to refurbish the facility. The majority of the spending to complete this refurbishment will take place in 2012 and 2013 and will be contingent on reaching commercially agreeable terms for a long-term contract extension with our customer and the third-party investors in the Indiana Harbor operations. In the interim, an oven repair and maintenance program that is consistent with the refurbishment program and that limits further deterioration of the ovens has been implemented. Higher maintenance costs are forecasted to continue until the refurbishment program is completed. Additionally, production volumes in 2012 and 2013 may be below the contractual minimums. While we believe that there is a reasonable likelihood that we will reach agreement with our customer for a new long-term contract, such an agreement may not be reached.

•

Middletown Project Execution. We expect to begin operating our new Middletown cokemaking facility during the fourth quarter of 2011. Once fully operational, we expect this facility to produce 550 thousand tons of coke per year and provide, on average, 44 megawatts of electricity per hour. Project construction is currently on schedule, with the facility approximately 66 percent complete as of the date of this prospectus. We expect the total cost of the project to be approximately $410 million, of which $294.5 million has been spent as of March 31, 2011.

•

Ongoing Capital Expenditures. Following completion of the coal mining expansion and the start up of our Middletown cokemaking facility, we expect our ongoing capital to be approximately $45 million to $50 million per year. In addition, we have undertaken capital projects to improve reliability of the energy recovery systems and enhance environmental performance at our Haverhill and Granite City cokemaking facilities. We expect these projects to be completed from 2011 to 2013 at a total cost of approximately $65 million. The final cost of the projects will be dependent upon discussions with regulators concerning compliance with the applicable environmental permits.

•

Federal Income Tax Credits. We are currently receiving federal income tax credits for coke production from the second phase of our Haverhill cokemaking facility and our Granite City cokemaking facility. These tax credits are earned for each ton of coke produced and sold and expire four years after the initial coke production at the facility. The tax credit eligibility for coke production from the second phase of the Haverhill facility and the Granite City facility will expire in June 2012 and September 2013, respectively. In 2009, the value of these credits was approximately $14.55 per ton. For the year ended December 31, 2010, we expect to claim approximately $19 million in total of qualifying credits. We share with our customers a portion of the value of these credits through discounts to their respective coke prices. During 2010, we gave our customers $12.0 million in sales discounts. The possibility exists that new legislation may be adopted to extend the eligibility period for these tax credits for facilities that start up after 2010. If such legislation is enacted, it could apply to production from our Middletown facility, which we expect will commence operations during the fourth quarter of 2011, or other future domestic cokemaking facilities we may construct.

Corporate Separation Transactions

We have been operating cokemaking facilities and coal mines for over 45 years. Since the acquisition of our cokemaking and coal mining businesses by Sunoco in 1979, we have conducted our operations through one or more subsidiaries of Sunoco, and our assets, liabilities and operating results have been included in the consolidated financial statements of Sunoco. As part of our separation from Sunoco, Sunoco expects to contribute to us the subsidiaries, assets and liabilities that are primarily related to our cokemaking and coal mining businesses. See “Arrangements Between Sunoco and Our Company.”

Historically, our operating expenses have included allocations of certain general and administrative costs of Sunoco for services provided to us by Sunoco. We will incur additional recurring costs related to being a stand-alone public company, including costs for financial reporting, tax, regulatory compliance, corporate governance, treasury, legal, internal audit and investor relations activities.

We are currently in the process of developing and implementing plans to replace services provided by Sunoco and develop the internal functions that we will need to operate effectively and fulfill our responsibilities as a stand-alone public company. Our plans reflect anticipated recurring activities that are incremental to our current activities, as well as certain nonrecurring activities that we expect will be required during our transition to a stand-alone public company. We estimate the incremental recurring operating costs related to being a stand-alone public company to be approximately $15 million to $20 million per year. The significant assumptions involved in determining the estimates of incremental recurring operating costs include, but are not limited to:

•	additional personnel required to operate as a public company;

•	changes in compensation with respect to new and existing positions, particularly with respect to equity-based incentive compensation;

•	the level of additional assistance we will require from professional service providers;

•	the increase in insurance premiums and bonding costs as a stand-alone public company; and

•	the costs of operating and maintaining new information technology infrastructure investments associated with being a stand-alone entity.

We estimate the nonrecurring operating costs that we will incur during our transition to being a stand-alone public company to be approximately $10 million. We anticipate that substantially all of these costs will be incurred during 2011. These costs include, but are not limited to, the following:

•	nonrecurring compensation, such as accelerated vesting of certain long-term incentive awards, upon completion of the separation and this offering;

•	office relocation costs;

•	recruiting and relocation costs associated with hiring key senior management personnel new to our company; and

•	costs to separate and develop new information systems.

As of the date of this prospectus, we have entered into a lease for our new corporate headquarters office location in Lisle, Illinois, but have not finalized all elements of our transition plan and have not entered into specific arrangements for certain significant elements of our cost structure as a stand-alone public company. Although we believe our estimates of incremental recurring costs and nonrecurring transition costs are reasonable based on the information we have to date, certain significant components of our estimates are preliminary and subject to change. See “Cautionary Statement Concerning Forward-Looking Statements.”

The audited combined financial statements of SunCoke included elsewhere in this prospectus, which are discussed below, reflect the historical financial position, results of operations and cash flows of the SunCoke business that will be transferred to us from Sunoco pursuant to the separation. The financial information included in this prospectus, however, does not reflect what our financial position, results of operations and cash flows will be in the future or what our financial position, results of operations and cash flows would have been in the past had we been a public, stand-alone company during the periods presented.

Results of Operations

We report our business results through four segments:

•	Jewell Coke, which consists of our cokemaking operations located in Vansant, Virginia;

•

Other Domestic Coke, which consists of our Indiana Harbor, Haverhill and Granite City cokemaking and heat recovery operations located in East Chicago, Indiana, Franklin Furnace, Ohio and Granite City, Illinois, respectively;

•	International Coke, which consists of our operations in Vitória, Brazil, where we operate a cokemaking facility for a Brazilian subsidiary of ArcelorMittal; and

•

Coal Mining, which consists of our metallurgical coal mining activities conducted in Virginia and West Virginia. In addition, we will include the results of the HKCC Companies that we acquired in January 2011 in this segment from the date of acquisition.

Each of our coke sales agreements in our Jewell Coke and Other Domestic Coke segments contain highly similar contract provisions. Specifically, each agreement includes:

•

Take-or-Pay Provisions. We make substantially all of our current coke sales under take-or-pay contracts that require us to produce the contracted volumes of coke and require the customer to purchase such volumes of coke up to a specified tonnage maximum or pay the contract price for any tonnage they elect not to take. As a result, our ability to produce the contracted coke volume and performance by our customers are key determinants of our profitability. We do not have any significant spot coke sales. Accordingly, spot coke prices do not generally affect our revenues.

•

Coal Cost Component with Pass-Through Provisions. The largest component of the price of our metallurgical coke is the cost of purchased coal, including any transportation or handling costs. Under the contracts at our cokemaking facilities in the Other Domestic Coke segment, coal costs are a pass-through component of the coke price, provided that we are able to realize certain targeted coal-to-coke yields. As such, when targeted coal-to-coke yields are achieved, the price of coal is not a significant determining factor in the profitability of these facilities, although it does affect our revenue and cost of sales for these facilities in approximately equal amounts. However, to the extent that the actual coal-to-coke yields are less than the contractual standard, we are responsible for the cost of the excess coal used in the cokemaking process. Conversely, to the extent our actual coal-to-coke yields are higher than the contractual standard, we realize gains.

Under the Jewell coke sales agreement, prior to January 1, 2011, the component of the coke price attributable to coal was equal to the delivered cost of coal applicable to our sales to ArcelorMittal from our Haverhill facility increased by the application of a fixed adjustment factor. As a result of this pricing formula, as coal prices increased, the profitability of our Jewell facility increased, and as coal prices decreased, the profitability of our Jewell cokemaking facility decreased. The coal supply for our Haverhill cokemaking facility has generally been purchased under contracts with terms of one to two years. Accordingly, these coal costs have been most impacted by market prices at the time these agreements were entered into and were generally not responsive to changes in coal prices during the year. The impact of coal prices on Jewell Coke profitability has therefore lagged the market for spot coal prices.

Beginning January 1, 2011, as a result of the settlement agreement with ArcelorMittal discussed above, the coal component of the price of coke under the Jewell coke sales agreement was amended. The coal component of the Jewell coke price will now be fixed annually for each calendar year based on the weighted-average contract price of third-party coal purchases at our Haverhill facility applicable to ArcelorMittal coke sales. To the extent that contracts for third-party coal purchases at our Haverhill facility convert to pricing mechanisms of less than a year, the Jewell coke price will be adjusted accordingly during that year. The fixed adjustment factor has been eliminated, and as a result, coal prices will no longer significantly affect the financial results of the Jewell Coke segment. The transfer price for coal supplied from our coal mining operations for use at our Jewell cokemaking operations is based on the prices of our annual third-party coal sales agreements if such sales volumes exceed a minimum threshold. If third-party sales volumes do not exceed this threshold, the transfer price is based on annual prices for internal sales to our affiliates. As a result of the different coal pricing mechanisms in the Jewell coke sales agreement and the transfer agreement between Jewell cokemaking and our coal mining operations, the financial results of the Jewell Coke segment may be impacted by annual coal pricing differentials between the two mechanisms. However, because both our coal purchases for Haverhill, which establish the annual coal component for the Jewell coke price, and our third-party coal sales are generally concluded on an annual basis and at similar times of the year, we expect fluctuations to be limited.

•

Operating Cost Component with Pass-Through or Inflation Adjustment Provisions. Our coke prices include an operating cost component. Operating costs under three of our coke sales agreements are passed through to the respective customers subject to an annually negotiated budget in some cases subject to a cap annually adjusted for inflation, and we share any difference in costs from the budgeted amounts with our customers. Under our other two coke sales agreements, the operating cost component for our coke sales are fixed subject to an annual adjustment based on an inflation index. Accordingly, actual operating costs can have a significant impact on the profitability of all our domestic cokemaking facilities.

•

Fixed Fee Component. Our coke prices also include a fixed fee component. The fixed fee component is an amount received for each ton of coke sold to the customer and is determined at the time the coke sales agreement is signed.

•

Tax Component. Our coke sales agreements also contain provisions that generally permit the pass-through of all applicable taxes (excluding income taxes) related to the production of coke at our facilities.

•

Coke Transportation Cost Component. Where we deliver coke to our customers via rail, our coke sales agreements also contain provisions that permit the pass-through of all applicable transportation costs related to the transportation of coke to our customers.

Our domestic coke facilities have also realized, and some continue to realize, certain federal income tax credits. Specifically, energy policy legislation enacted in August 2005 created nonconventional fuel tax credits for U.S. federal income tax purposes pertaining to a portion of the coke production at our Jewell cokemaking facility, all of the production at our Haverhill cokemaking facility and all future domestic cokemaking facilities placed into service by January 1, 2010. The credits cover a four-year period, effective the later of January 1, 2006 or the date any new facility is placed into service prior to January 1, 2010. Accordingly, the credits attributable to a portion of production from our Jewell cokemaking facility and all production from the first phase of our Haverhill facility expired on December 31, 2009. The credits attributable to production from the second phase of our Haverhill and our Granite City facility will expire June 2012 and September 2013, respectively. Most of the coke production at our Jewell cokemaking facility and all of the coke production at our Indiana Harbor cokemaking facility were eligible for similar nonconventional fuel tax credits through December 31, 2007 under a previous tax law. We currently “share” a portion of the tax credits with AK Steel and U.S. Steel for sales from the second phase of our Haverhill facility and our Granite City facility, respectively, through discounts to the sales price of coke when we realize the benefits of these tax credits on Sunoco’s consolidated federal income tax return. We had similar arrangements with ArcelorMittal at our Indiana Harbor facility and the first phase of our Haverhill facility prior to the expiration of such credits. As a result of these discounts, our pretax results for these facilities reflect the impact of these sales discounts, while the actual tax benefits are reflected as a reduction of income tax expense. Accordingly, when the tax credits expire, the results of our Other Domestic Coke segment will increase, but this increase will be more than offset by the increase in our income tax expense.

Revenues from our International Coke segment are derived from licensing and operating fees based upon the level of production from a Brazilian subsidiary of ArcelorMittal. Our revenues also include the full pass-through of the operating costs of the facility. We also receive an annual preferred dividend on our preferred stock investment in the Brazilian project company that owns the facility. In general, the facility must achieve certain minimum production levels for us to receive the preferred dividend.

Revenues from our Coal Mining segment are currently generated largely from sales of coal to the Jewell cokemaking facility for conversion into metallurgical coke. Some coal is also sold to our other domestic cokemaking facilities. Coal sales to third parties are limited at this time, but are expected to increase as a result of the HKCC acquisition and our expansion project which is expected to be completed by mid-2013. Intersegment coal revenues for sales to the Jewell Coke and Other Domestic Coke segments are based on prices that third parties or coke customers of the Other Domestic Coke segment have agreed to pay for our coal and which approximate the market price for this quality of metallurgical coal. Most of the coal sales to these third parties and facilities are under contracts with one- to two-year terms, and, as a result, coal revenues lag the market for spot coal prices. Accordingly, the revenues from Coal Mining are most affected by the timing of the execution of coal sales agreements with third parties or the customers of our Other Domestic Coke segment. Coal production costs are the other critical factor in the financial results of the Coal Mining segment.

Overhead expenses that can be identified with a segment have been included as deductions in determining income of our business segments, and the remaining expenses have been included in Corporate and Other. Net financing income, which consists principally of interest income and expense from affiliates and capitalized interest, is also excluded from segment results.

Our segment results reflect income attributable to our parent, Sunoco. Income attributable to noncontrolling investors in the Indiana Harbor partnership has been subtracted from the income of the Other Domestic Coke segment and also from the net financing income.

The following tables set forth the sales and other operating revenues and the operating income (loss) attributable to net parent investment, or segment earnings, of our segments and other financial and operating data for the years ended December 31, 2010, 2009 and 2008:

	Years ended December 31
	2010	2009	2008

	(Dollars in thousands)
Sales and other operating revenues:
Jewell Coke	$298,020	$324,630	$250,394
Jewell Coke intersegment sales	5,784	—	—
Other Domestic Coke	979,542	755,946	523,883
International Coke	38,411	40,442	58,388
Coal Mining	574	2,998	6,271
Coal Mining intersegment sales	132,278	119,505	107,658
Elimination of intersegment sales	(138,062)	(119,505)	(107,658)

Total	$1,316,547	$1,124,016	$838,936

Earnings:
Jewell Coke	$147,082	$177,803	$114,145
Other Domestic Coke(1)	35,612	(2,482)	20,373
International Coke	14,856	23,198	5,299
Coal Mining	(11,291)	5,247	9,612
Corporate and Other:
Corporate expenses	(15,026)	(9,465)	(13,469)
Net financing(1)	14,908	16,115	16,075

Pretax income attributable to net parent investment	186,141	210,416	152,035
Income tax expense	46,942	20,732	38,131

Net income attributable to net parent investment	$139,199	$189,684	$113,904

Coke Operating Data:
Capacity Utilization (%)
Jewell Coke	99	99	100
Other Domestic Coke	97	87	93
Total	97	90	95
Coke sales volumes (thousands of tons):
Jewell Coke(2)	721	694	727
Other Domestic Coke	2,917	2,119	1,901

Total	3,638	2,813	2,628

International Coke production—operated facility (thousands of tons)	1,636	1,263	1,581

Coal Operating Data(3):
Coal sales volumes (thousands of tons):
Internal use	1,275	1,189	1,170
Third parties	2	25	63

Total	1,277	1,214	1,233

Coal production (thousands of tons)	1,104	1,134	1,179
Purchased coal (thousands of tons)	149	73	54
Coal sales price per ton (excludes transportation costs)(4)	$103.76	$100.45	$92.00
Coal cash production cost per ton(5)	$105.92	$92.07	$80.44
Purchased coal cost per ton(6)	$87.74	$43.10	$41.16
Total coal production cost per ton(7)	$108.67	$93.35	$82.23

(1)	Excludes income attributable to noncontrolling investors in our Indiana Harbor cokemaking operations.
(2)	Excludes 17 thousand tons of internal coke sales to our Indiana Harbor cokemaking operations during 2010.
(3)	Includes production from company and contract-operated mines.

(4)

Includes sales to affiliates, including sales to Jewell Coke established via a transfer pricing agreement. The transfer price per ton to Jewell Coke was $103.74, $100.19 and $89.96 for 2010, 2009 and 2008, respectively.

(5)	Mining and preparation costs, excluding depreciation, depletion and amortization, divided by coal production volume.
(6)	Costs of purchased raw coal divided by purchased coal volume.
(7)

Cost of mining and preparation costs, purchased raw coal costs, and depreciation, depletion and amortization divided by coal sales volume. Depreciation, depletion and amortization per ton were $6.04, $4.77 and $3.54 for 2010, 2009 and 2008, respectively.

Analysis of Segment Earnings

Year Ended December 31, 2010 compared to Year Ended December 31, 2009

Net income attributable to net parent investment decreased $50.5 million, or 27 percent, to $139.2 million for the year ended December 31, 2010 compared to $189.7 million for the corresponding period of 2009. The decrease was primarily due to the absence of a one-time $41 million investment tax credit associated with the start up of the Granite City cokemaking facility in the fourth quarter of 2009 and lower results from the Jewell and Indiana Harbor cokemaking operations and our Coal Mining segment. Higher results from the Haverhill and Granite City operations, which were driven by higher margins and volumes, partially offset these negative factors.

Jewell Coke

        Sales and Other Operating Revenue

Sales and other operating revenue decreased $26.6 million, or 8 percent, to $298.0 million in 2010 compared to $324.6 million in 2009. This decrease was mainly attributable to lower pricing, which contributed $37.2 million of the decrease, offset partially by a $10.6 million increase due to higher sales volumes. In 2010 and 2009, the component of the coke price attributable to coal was equal to the delivered cost of coal applicable to our sales to ArcelorMittal from our Haverhill facility, increased by the application of a fixed adjustment factor. As a result of this pricing formula, as coal prices increased, the sales and profitability of our Jewell facility increased, and as coal prices decreased, the sales and profitability of our Jewell cokemaking facility decreased. In 2010, Jewell pricing and sales were adversely impacted by lower average coal costs at our Haverhill facility, which were $217.37 per ton of coke in 2010 compared to $251.55 per ton of coke in the 2009 period. Jewell Coke also had intercompany sales of approximately 17 thousand tons to Indiana Harbor during 2010.

        Segment Earnings

Segment earnings from our Jewell Coke segment decreased $30.7 million, or 17 percent, to $147.1 million in 2010 compared to $177.8 million in 2009. The decrease in segment earnings was largely driven by a $33.1 million decrease in operating margins due to lower sales pricing and higher internal coal transfer pricing, partially offset by the favorable impact of volume increases. Selling, general and administrative costs increased $3.6 million due to higher legal fees associated with the ArcelorMittal litigation and also contributed to the decrease in segment earnings. As described above, the sales price at Jewel Coke was adversely impacted by lower average coal costs at our Haverhill facility and was the primary driver for the decrease in segment earnings in 2010. Margins were also adversely impacted by higher internal coal transfer pricing, which increased 2.9 percent on a per ton basis in 2010. Higher sales volumes had a $6.0 million favorable offset to the decrease in segment earnings and were largely due to the timing of shipments for December 2009 production.

Other Domestic Coke

        Sales and Other Operating Revenue

Sales and other operating revenue increased $223.6 million, or 30 percent, to $979.5 million in 2010 compared to $755.9 million in 2009. The increase was mainly attributable to the incremental impact of a full year of sales at our Granite City operations, higher pass through costs and volume increases. Granite City commenced operations in the fourth quarter of 2009 and contributed $185.2 million to this increase.

The largest component of our sales price is the cost of purchased coal, which is passed through to our customers, subject to contractual coal-to-coke yield standards, and includes transportation and handling costs. Where we deliver coke via rail to our customers, we also pass through the costs of such services. Accordingly, these costs are a pass through to our customers and affect our sales and cost of sales in approximately equal amounts and are generally not a significant factor in our results when contractual coal-to-coke yields are achieved. Pass through costs increased $16.3 million in 2010 mainly due to volume increases.

Coke sales volumes, excluding Granite City operations, increased 11.0 percent in 2010 compared to 2009 and contributed $21.2 million to the increase in sales and other operating revenue. Operational improvements at Haverhill increased capacity utilization from 84 percent in 2009 to 100 percent in 2010, which favorably impacted volume and sales, including higher energy sales volumes. This favorable variance was offset by lower volume at Indiana Harbor. Sales and other operating revenue at the Indiana Harbor operations was unfavorably impacted by lower capacity utilization, which decreased from 95 percent in 2009 to 93 percent in 2010. In 2010, capacity utilization at this facility was adversely impacted by operational and force majeure issues and as a result, we did not meet our contractual production minimums. Because our customer did not require the additional coke, we did not incur any contractual penalty for the shortfall. The estimated impact to sales and other operating revenue in 2010 was approximately $13.5 million and is included in the variance above.

        Segment Earnings

Other Domestic Coke segment earnings increased $38.1 million to $35.6 million for 2010 compared to a loss of $2.5 million in 2009. The increase in segment earnings was mainly attributable to the incremental impact of a full year of operations at Granite City, which contributed $10.7 million, volume increases and favorable operating margins at Haverhill. This increase was offset partially by higher selling, general and administrative costs, which increased $12.7 million largely due to higher legal and related costs incurred in connection with the resolution of the Indiana Harbor arbitration, and lower operating margins at Indiana Harbor. The change in operating income attributable to noncontrolling interests increased segment earnings by $14.3 million in 2010 based on the results of Indiana Harbor.

Volume, excluding the impact of Granite City, contributed $14.0 million to the increase in segment earnings. Haverhill volume increased largely due to the resolution of operating difficulties experienced in 2009. Indiana Harbor volume decreased slightly in 2010 compared with 2009 due to operational issues and lower utilization and force majeure events, which impacted segment earnings by $2.9 million.

Operating margins were favorable to the prior year and contributed $11.7 million to the increase in segment earnings. Higher recovery of coal and operating costs at Haverhill was offset partially by a lower recovery at Indiana Harbor. In August 2009, we terminated our coke sales agreement with OAO Severstal and entered into a coke sales agreement with AK Steel. Under the new agreement with AK Steel, certain coal costs related to existing purchase contracts could not be recovered, which adversely impacted segment margins at Haverhill in 2009. Higher coal costs were recovered in 2010, which favorably impacted coal margin at Haverhill. This favorable variance was partially offset by a decline in coal-to-coke yield results at Indiana Harbor. Indiana Harbor coal-to-coke yield results decreased from an $18.1 million benefit in 2009 to a loss of $1.5 million in 2010 due primarily to the adjustment of the contractual coal-to-coke yield standard. Operating margins were also impacted by the absence of $1.5 million in payments received in 2009 at Indiana Harbor for customer-requested reductions in production levels that occurred in the 2009 period.

International Coke

        Sales and Other Operating Revenue

Sales and other operating revenue decreased $2.0 million, or 5 percent, to $38.4 million in 2010 compared to $40.4 million in 2009. Sales and other operating revenue decreased due to lower pass-through operating costs offset partially by higher operating and license fees driven by a 30 percent increase in coke production.

        Segment Earnings

Segment earnings in the International Coke segment decreased $8.3 million, or 36 percent, to $14.9 million in 2010 compared to $23.2 million in 2009. This decrease was primarily attributable to the recognition of preferred dividend income in 2009 related to 2008. We receive an annual preferred dividend on our preferred stock investments in the company that owns the Brazilian facility. In 2009, we recognized both the 2009 and 2008 dividends; $9.5 million of which was attributable to 2008 and was recognized in the second quarter after we determined the preferred dividend to be realizable. In 2009, we completed a restructuring of our operating agreement with ArcelorMittal and now recognize preferred dividend income in the fourth quarter of each year. Offsetting this decline were higher licensing and operating fees in 2010 due to an increase in coke production.

Coal Mining

        Sales and Other Operating Revenue

Sales and other operating revenue is generated largely from sales of coal to the Jewell cokemaking facility and our other domestic cokemaking facilities. Intersegment sales increased $12.8 million to $132.3 million in 2010 compared to $119.5 million in 2009 due mainly to a 7.2 percent increase in volume. Sales prices increased from $100.45 per ton in 2009 to $103.76 per ton in 2010 and contributed $3.9 million to the increase in sales and other operating revenue. Sales prices for intercompany sales are based on prices that third parties or coke customers of the Other Domestic Coke segment have agreed to pay and approximate market at the time of contract execution. Sales to third parties are limited at this time and decreased $2.4 million in 2010 due to lower volume.

        Segment Earnings

Segment earnings decreased $16.5 million in 2010 to a loss of $11.3 million compared to earnings of $5.2 million in 2009. This decrease was primarily driven by lower operating margins and a $2.5 million increase in selling, general and administrative costs. Operating margins were unfavorable to the prior year and contributed $14.0 million to the decrease in segment earnings. Production costs increased $15.32 per ton which was largely attributable to higher spending for materials and supplies, fuel and raw coal purchases. Increased labor costs, in part due to staffing in anticipation of the mine expansion, also contributed to the higher production costs. Slightly higher coal sales prices and volumes partially offset these negative factors.

Corporate and Other

Corporate expenses increased $5.5 million to $15.0 million for the year ended December 31, 2010 compared to $9.5 million for the corresponding period of 2009. The increased expenses were largely attributable to higher business development and corporate staffing costs. Net financing income decreased $1.2 million to $14.9 million for the year ended December 31, 2010 compared to $16.1 million for the corresponding period of 2009. The decrease in net financing income was primarily due to a reduction in capitalized interest and lower interest income.

Income Taxes

Income tax expense increased $26.2 million to $46.9 million for the year ended December 31, 2010 compared to $20.7 million for the corresponding period of 2009. Our effective tax rate after deducting income attributable to noncontrolling interests and excluding tax credits was 35.4 percent for the year ended December 31, 2010 compared to 38.3 percent for the corresponding period of 2009. The decrease in the effective tax rate was partially attributable to the recognition of the manufacturing deduction for federal income tax purposes in 2010. We did not realize this benefit in the 2009 period because we had a net operating loss for tax purposes due primarily to bonus depreciation from the Granite City cokemaking facility that was placed in service in the fourth quarter of 2009. The state income tax rate was also lower due to increased income from the Haverhill cokemaking facility, which has a lower effective tax rate. Tax expense increased due to the absence of a one-time $40.7 million gasification investment tax credit associated with the commencement of operations at our Granite City facility in the fourth quarter of 2009. Nonconventional fuels tax credits were essentially unchanged at $19.0 million for the 2010 period as higher tax credits associated with sales from our Granite City cokemaking facility and the second phase of the Haverhill cokemaking facility were partially offset by the absence of credits from sales at the Jewell facility and the first phase of the Haverhill facility, as eligibility for credits from these facilities expired on December 31, 2009. Sales price discounts provided to our customers in connection with sharing of nonconventional fuels tax credits, which are reflected in the operating results of the Other Domestic Coke segment, totaled $12.0 million and $7.8 million in 2010 and 2009 periods, respectively.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Net income attributable to net parent investment increased $75.8 million, or 67 percent, to $189.7 million for the year ended December 31, 2009 compared to $113.9 million for the corresponding period of 2008. The increase was primarily due to an increase in income from our Jewell Coke facility, which was largely attributable to higher coal prices and recognition of a one-time gasification investment tax credit associated with the start up of our Granite City cokemaking facility.

Jewell Coke

        Sales and Other Operating Revenue

Sales and other operating revenue increased $74.2 million, or 30 percent, to $324.6 million in 2009 compared to $250.4 million in 2008. This increase was mainly attributable to higher pricing, which contributed $88.8 million of this increase, partially offset by a $14.6 million decrease due to a decrease in sales volume. In 2009, Jewell pricing was favorably impacted by higher average coal costs at our Haverhill facility, which were $251.55 per ton of coke in 2009 compared to $172.63 per ton of coke in the 2008 period. Sales volumes declined in 2009 due in part to the timing of shipments for the December 2009 production volumes.

        Segment Earnings

Segment earnings from our Jewell Coke segment increased $63.7 million, or 56 percent, to $177.8 million in 2009 compared to $114.1 million in 2008. The increase in segment earnings was largely driven by a $74.1 million increase in operating margins due to higher sales pricing, partially offset by higher internal coal transfer pricing, an increase in operating costs, and the impact of volume decreases. As described above, the sales price at Jewell Coke was favorably impacted by higher average coal costs at our Haverhill facility and was the primary driver for the increase in segment earnings in 2009. Sales volume declines reduced segment earnings by $8.9 million.

Other Domestic Coke

        Sales and Other Operating Revenue

Sales and other operating revenue increased $232.0 million, or 44 percent, to $755.9 million in 2009 compared to $523.9 million in 2008. Granite City commenced operations in the fourth quarter of 2009 and contributed $18.5 million to this increase. Coal pass through costs increased due to higher coal prices and volume increases and contributed $186.4 million to the increase in sales and other operating revenues. The remaining increase is due to higher volumes and operating fees.

        Segment Earnings

Our Other Domestic Coke segment incurred losses of $2.5 million in 2009 compared to segment earnings of $20.4 million in 2008. The decrease was driven by lower volume and lower operating margins at our Haverhill operations, offset partially by higher margins at our Indiana Harbor operations. Also contributing to the decrease was a $3.9 million loss at our Granite City cokemaking facility which commenced operations in the fourth quarter of 2009. The change in operating income attributable to noncontrolling interests decreased segment earnings by $2.6 million in 2009 based on the results of Indiana Harbor.

Volume, excluding the impact of Granite City, contributed $8.7 million to the decrease in segment earnings driven by volume decreases at Indiana Harbor.

Operating margins were unfavorable to the prior year and contributed $7.3 million to the decrease in segment earnings. Operating margins at Haverhill were unfavorable in 2009 as compared to 2008 due to a lower recovery of coal and operating costs and higher depreciation expense. In August 2009, we terminated our coke sales agreement with OAO Severstal and entered into a coke sales agreement with AK Steel. Under the new agreement with AK Steel, certain coal costs related to existing purchase contracts could not be recovered, which adversely impacted operating margins in 2009. Conversely, coal cost recovery was higher in 2008, which favorably impacted coal margins at Haverhill during that period. Additionally, operational difficulties associated with the start up of the second phase increased operating costs, a portion of which could not be recovered. Haverhill coal-to-coke results were $(1.0) million and $(3.1) million in 2009 and 2008, respectively. Operating margins for Indiana Harbor were higher in 2009 as compared to 2008 due to a favorable $4.7 million increase in coal-to-coke yield results and a $1.5 million payment received in 2009 for customer-requested reductions in production levels that occurred in the 2009 period.

International Coke

Sales and Other Operating Revenue

Sales and other operating revenue decreased $18.0 million, or 31 percent, to $40.4 million in 2009 compared to $58.4 million in 2008. Sales and other operating revenue decreased due to lower pass-through operating costs.

Segment Earnings

Segment earnings in our International Coke segment increased $17.9 million to $23.2 million in 2009 compared to $5.3 million in 2008. This increase was primarily attributable to the recognition of preferred dividend income in 2009. In 2009, we recognized both the 2009 and 2008 dividends; $9.5 million attributable to 2008 was recognized in the second quarter after we determined the preferred dividend to be realizable. Higher administrative costs partially offset the preferred dividend income.

Coal Mining

Sales and Other Operating Revenue

Sales and other operating revenue is generated largely from sales of coal to the Jewell cokemaking facility and other domestic cokemaking facilities. Intersegment sales increased $11.8 million, or 11 percent, to $119.5 million in 2009 compared to $107.7 million in 2008 due primarily to an increase in pricing. Average sales prices per ton increased from $92.00 per ton in 2008 to $100.45 per ton in 2009 and are based on prices that third parties or coke customers of the Other Domestic Coke segment have agreed to pay and approximate market. Sales to third parties decreased $3.3 million in 2009 due to lower volume.

Segment Earnings

Segment earnings decreased $4.4 million in 2009 to $5.2 million in 2009 compared to $9.6 million in 2008. This decrease was primarily driven by lower operating margins, which contributed $3.5 million to the decrease. Operating margins were impacted by higher production costs, which increased $11.12 per ton, largely driven by higher costs for labor, materials and supplies, fuel and the purchases of raw coal. Labor costs increased due to new mining safety regulations and the hiring of apprentice miners. Offsetting these increases were lower costs associated with mine shutdowns. Higher selling, general and administrative costs in 2009 contributed $0.9 million to the decrease.

Corporate and Other

Corporate expenses decreased $4.0 million to $9.5 million for the year ended December 31, 2009 compared to $13.5 million for the corresponding period of 2008. This decrease was primarily due to a $2.4 million reduction in charges for retained black lung benefit liabilities attributable to legacy nonmetallurgical coal mining sites that were previously sold and the absence of $2.7 million of expenses attributable to obtaining the permits for our Granite City cokemaking facility in 2008. Net financing income was $16.1 million in both 2009 and 2008.

Income Taxes

Income tax expense decreased $17.4 million to $20.7 million for the year ended December 31, 2009 compared to $38.1 million for the corresponding period of 2008. Our effective tax rate after deducting income attributable to noncontrolling interests and excluding nonconventional fuel and investment tax credits was 38.3 percent for 2009 compared to 35.4 percent for 2008. The increase in the effective tax rate was largely attributable to the absence of a manufacturing deduction for federal income tax purposes as we had a net operating loss for tax purposes due primarily to bonus depreciation from the Granite City cokemaking facility which was placed in service in the fourth quarter of 2009. During 2009, we recognized a one-time $40.7 million gasification investment tax credit associated with the start up of the Granite City facility. Nonconventional fuels tax credits increased $3.6 million to $19.3 million in 2009 primarily due to credits attributable to a full year of coke sales from our Haverhill expansion and the start up of our Granite City facility. Sales price discounts provided to our customers, in connection with sharing of nonconventional fuels tax credits which are reflected in the operating results of the Other Domestic Coke segment, totaled $7.8 million and $1.0 million in 2009 and 2008, respectively.

The following tables set forth the unaudited sales and other operating revenues and the operating income (loss) attributable to net parent investment, or segment earnings, of our segments and other financial and operating data for the three months ended March 31, 2011 and 2010:

	Three months ended March 31
	2011	2010
	(Dollars in thousands)
Sales and other operating revenues:
Jewell Coke	$64,012	$85,728
Other Domestic Coke	247,445	232,256
International Coke	9,693	10,076
Coal Mining	11,817	164
Coal Mining intersegment sales	38,807	33,847
Elimination of intersegment sales	(38,807)	(33,847)

Total	$332,967	$328,224

Earnings:
Jewell Coke	$17,953	$49,598
Other Domestic Coke(1)	(2,322)	397
International Coke	935	558
Coal Mining	1,577	2,989
Corporate and Other:
Corporate expenses	(6,728)	(3,965)
Net financing(1)	3,550	3,448

Pretax income attributable to net parent investment	14,965	53,025
Income tax expense	3,139	14,002

Net income attributable to net parent investment	$11,826	$39,023

Coke Operating Data:
Capacity Utilization (%)
Jewell Coke	98	100
Other Domestic Coke	94	91
Total	95	92
Coke sales volumes (thousands of tons):
Jewell Coke	175	172
Other Domestic Coke	697	661

Total	872	833

International Coke production—operated facility (thousands of tons)	364	413

Coal Operating Data(2):
Coal sales volumes (thousands of tons):
Internal use	300	327
Third parties	86	—

Total	386	327

Coal production (thousands of tons)	335	311
Purchased coal (thousands of tons)	51	18
Coal sales price per ton (excludes transportation costs)(3)	$131.01	$103.56
Coal cash production cost per ton(4)	$114.42	$86.54
Purchased coal cost per ton(5)	$133.24	$42.99
Total coal production cost per ton(6)	$123.95	$90.17

(1)	Excludes income (loss) attributable to noncontrolling investors in our Indiana Harbor cokemaking operations.
(2)	Includes production from company and contractor-operated mines.
(3)

Includes sales to affiliates, including sales to Jewell Coke established via a transfer pricing agreement. The transfer price per ton to Jewell Coke was $133.57 and $103.56 for the three months ended March 31, 2011 and 2010, respectively.

(4)	Mining and preparation costs, excluding depreciation, depletion and amortization, divided by coal production volume.
(5)	Costs of purchased raw coal divided by purchased coal volume.
(6)

Cost of mining and preparation costs, purchased raw coal costs, and depreciation, depletion and amortization divided by coal sales volume. Depreciation, depletion and amortization per ton were $7.05 and $5.46 for the three months ended March 31, 2011 and 2010, respectively.

Three Months Ended March 31, 2011 compared to Three Months Ended March 31, 2010

Jewell Coke

Sales and Other Operating Revenue

Sales and other operating revenue decreased $21.7 million, or 25 percent, to $64.0 million in the first quarter of 2011 compared to $85.7 million in first quarter of 2010. This decrease was mainly attributable to lower pricing, which contributed $22.6 million of the decrease, offset partially by slightly higher volumes. Effective January 1, 2011, our contract with ArcelorMittal was amended to eliminate the fixed adjustment factor in the coke pricing formula and increase the operating cost and fixed fee components. This amendment was the primary driver in the decrease in sales and other operating revenue.

Prior to January 1, 2011, the component of the coke price attributable to coal was equal to the delivered cost of coal applicable to our sales to ArcelorMittal from our Haverhill facility, increased by the application of a fixed adjustment factor. As a result of this pricing formula, as coal prices increased, the sales and profitability of our Jewell facility increased, and as coal prices decreased, the sales and profitability of our Jewell cokemaking facility decreased.

Segment Earnings

Segment earnings from our Jewell Coke segment decreased $31.6 million, or 64 percent, to $18.0 million in the first quarter of 2011 compared to $49.6 million in the first quarter of 2010. The decrease in segment earnings was largely driven by a $31.3 million decrease in operating margins, which were adversely impacted by lower sales pricing and higher internal coal transfer pricing. Comparability between periods is impacted by the contract amendment discussed above. The amendment eliminated the fixed adjustment factor, and as a result, beginning in 2011 the impact of coal sales prices on the financial results of the Jewell Coke segment have been significantly reduced. As a result of the contract change, the component of the coke sales price attributable to coal decreased 66 percent and resulted in a $29.5 million decrease in segment earnings. This decrease was partially offset by a $7.1 million combined increase in operating fees and fixed fee revenue also attributable to the contract amendment. Internal coal transfer pricing increased from $103.56 per ton in the first quarter of 2010 to $133.57 per ton in the first quarter of 2011 and decreased Jewell Coke segment earnings by $8.3 million with a corresponding increase in the earnings of the Coal Mining segment.

Other Domestic Coke

Sales and Other Operating Revenue

Sales and other operating revenue increased $15.1 million, or 6 percent, to $247.4 million in the first quarter of 2011 compared to $232.3 million in the first quarter of 2010. The increase was mainly attributable to increased volumes at Haverhill and Granite City as well as the impact of contract changes at Haverhill. These favorable factors were partially offset by volume decreases at Indiana Harbor.

Coke sales volumes increased 5 percent in the first three months of 2011 compared to the first three months of 2010. Operational improvements at Haverhill increased capacity utilization from 92 percent in the first three months of 2010 to 98 percent in the first three months of 2011, which favorably impacted volume and sales, including higher energy sales volumes. Also contributing to the increase in volume and sales was increased capacity utilization at Granite City from 84 percent in the first three months of 2010 to 100 percent in the first three months of 2011. Granite City also had steam sales of $5.2 million in the first three months of 2011 compared to no steam sales during the first three months of 2010. These favorable variances were offset by lower volume at Indiana Harbor, where operational issues continue to impact capacity utilization at this facility which was 93 percent in the first three months of 2010 compared to 85 percent in the first three months of 2011.

Segment Earnings

Other Domestic Coke segment earnings decreased $2.7 million to a loss of $2.3 million in the first three months of 2011 compared to earnings of $0.4 million in the first three months of 2010. The decrease in segment earnings is mainly attributable to a loss on firm purchase commitments of $18.5 million and volume decreases and unfavorable operating margins at Indiana Harbor partially offset by volume increases and favorable operating margins at Haverhill and Granite City. The change in operating income attributable to noncontrolling interests increased segment earnings by $9.8 million in the first three months of 2011 based on the results of Indiana Harbor, primarily due to the purchase commitment loss.

During the first three months of 2011, the Company determined that Indiana Harbor would fall short of its 2011 annual minimum coke production requirements by approximately 122,000 tons. The Company has entered into contracts to procure the coke from third parties to meet the entire volume shortfall. However, the coke prices in the purchase agreements exceed the sales price in the Company’s contract with ArcelorMittal. This pricing difference resulted in an estimated loss on firm purchase commitments of $18.5 million ($12.2 million attributable to net parent investment and $6.3 million attributable to noncontrolling interest), all of which was recorded during the first three months of 2011.

Excluding the loss on firm purchase contract for Indiana Harbor, operating margins decreased $3.1 million. This decrease was primarily attributable to a $15.0 million decrease in operating margins at Indiana Harbor due to operational issues and the adjustment of the contractual coal-to-coke yield standard. Additionally, Indiana Harbor incurred higher maintenance and repair costs to address oven reliability issues, a portion of which were not recoverable from our customer. Indiana Harbor coal-to-coke yield results decreased from a $1.1 million benefit in the first three months of 2010 to a loss of $6.0 million in the first three months of 2011 due primarily to the adjustment of the contractual coal–to-coke yield standard. These decreases were partially offset by higher recovery of both coal and operating costs at Haverhill and Granite City. Segment earnings at Haverhill increased $4.2 million as a result of contract changes.

Volume increases partially offset the unfavorable operating margins and contributed $9.9 million to segment earnings in the first three months of 2011 compared to the first three months of 2010. Haverhill volume increased due to higher productivity and improved equipment reliability. Granite City volume increased in the first three months of 2011 due to the resolution of startup issues experienced in the first three months of 2010. Indiana Harbor partially offset these volume increases with lower volumes in the first three months of 2011 compared with the first three months of 2010 due to operational issues and fewer production days caused by adverse weather conditions. We anticipate volume trends at Indiana Harbor to improve in future quarters as a result of increased stability in operational performance that is attributable to recent maintenance and repairs at this facility.

International Coke

Sales and Other Operating Revenue

Sales and other operating revenue decreased $0.4 million, or 4 percent, to $9.7 million in the first quarter of 2011 compared to $10.1 million in the first quarter of 2010. Sales and other operating revenue decreased due to lower operating and license fees driven by a decrease in coke production. Coke production was lower due to a weather related interruption in coal supply that was resolved in the first quarter.

Segment Earnings

Segment earnings in the International Coke segment increased $0.3 million, or 68 percent, to $0.9 million in the first quarter of 2011 compared to $0.6 million in the first quarter of 2010 due primarily to lower selling, general and administrative costs.

Coal Mining

Sales and Other Operating Revenue

Sales and other operating revenue is historically generated largely by sales of coal to the Jewell cokemaking facility and our other domestic cokemaking facilities. Intersegment sales increased $5.0 million, or 15 percent, to $38.8 million in the first quarter of 2011 compared to $33.8 million in the first quarter of 2010 due mainly to an increase in sales price from $103.56 per ton in the first three months of 2010 to $131.01 per ton in the first three months of 2011. The increase in price was partially offset by an 8 percent decrease in internal sales volume.

Third party sales in the first three months of 2011 increased $11.6 million from $0.2 million in the first three months of 2010 to $11.8 million in the first three months of 2011. Existing operations contributed sales of $6.2 million to the increase and the acquisition of HKCC contributed $5.5 million of third party sales during the first three months of 2011.

Segment Earnings

Segment earnings decreased $1.4 million, or 47 percent, from $3.0 million in the first three months of 2010 compared to $1.6 million in the first three months of 2011. Higher intersegment sales to the Jewell Coke segment, driven by an increase in transfer pricing, and higher third party sales were more than offset by an increase in operating costs. Lower operating margins in the first three months of 2011 contributed $1.7 million to the decrease in segment earnings which was partially offset by a $0.3 million decrease in selling, general and administrative costs. The decrease in operating margins was mostly driven by operational disruptions from interference with a gas well, lower productivity due to labor shortages, and variations in the thickness and quality of coal seams that reduced Jewell production volumes. We increased raw coal purchases to maintain sales volumes. The combination of these factors were the primary drivers of the increase in our coal production cost per ton from $90.17 to $123.95.

Corporate and Other

Corporate expenses increased $2.7 million to $6.7 million for the three months ended March 31, 2011 compared to $4.0 million for the corresponding period of 2010. The increase in corporate expenses was driven by additional headcount required to operate as a public company. Corporate expenses increased due higher employee-related costs, including severance costs. Net financing income was $3.6 million and $3.4 million in 2011 and 2010, respectively.

Income Taxes

Income tax expense decreased $10.9 million to $3.1 million for the three months ended March 31, 2011 compared to $14.0 million for the corresponding period of 2010. Our effective tax after deducting income attributable to noncontrolling interests and excluding nonconventional fuel tax credits was 35.5 percent for 2011 compared to 36.7 percent for 2010. The decrease in the effective tax rate was largely attributable to the expected benefit for a depletion allowance partially offset by the loss of prior year manufacturers’ deduction due to the expected carryforward of a 2011 projected tax loss. Nonconventional fuel tax credits declined to $2.2 million in for the three months ended March 31, 2011 from $5.5 million in same period of 2010. The decline is primarily a result of timing, as recognition of such credits in interim tax provisions is based upon the proportion of projected full year income realized, rather than when the actual coke sales occur. In 2011, we recognized a lower percentage of our projected full year income than we did in the corresponding period of 2010.

Analysis of Combined Statements of Income

The following table sets forth amounts from the combined statements of income for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Revenues
Sales and other operating revenue	$1,316,547	$1,124,016	$838,936
Other income, net	10,046	20,970	1,315

Total revenues	1,326,593	1,144,986	840,251

Costs and Operating Expenses
Cost of products sold and operating expenses	1,036,944	860,830	630,771
Selling, general and administrative expenses	67,232	40,205	34,244
Depreciation, depletion and amortization	48,157	32,323	24,554

Total costs and operating expenses	1,152,333	933,358	689,569

Operating income	174,260	211,628	150,682

Interest income (primarily from affiliate)	23,722	24,510	27,569
Interest cost—affiliate	(5,435)	(5,663)	(11,187)
Capitalized interest	701	1,493	3,999

Total financing income, net	18,988	20,340	20,381

Income before income tax expense	193,248	231,968	171,063
Income tax expense	46,942	20,732	38,131

Net income	146,306	211,236	132,932
Less: net income attributable to noncontrolling interests	7,107	21,552	19,028

Net income attributable to net parent investment	$139,199	$189,684	$113,904

Year Ended December 31, 2010 compared to Year Ended December 31, 2009

Revenues. Our total revenues were $1,326.6 million for the year ended December 31, 2010 compared to $1,145.0 million for the corresponding period of 2009. The 16 percent increase was primarily due to sales from our Granite City cokemaking facility which commenced operations in the fourth quarter of 2009.

Costs and Operating Expenses. Total operating expenses were $1,152.3 million for the year ended December 31, 2010 compared to $933.4 million for the corresponding period of 2009. The 23 percent increase was primarily attributable to expenses at our Granite City facility. Higher purchased coal costs due to higher coke sales volumes at our Haverhill facility also contributed to the increase.

Net Financing Income and Income Taxes. See the “Analysis of Segment Earnings” discussion above.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Revenues. Our total revenues were $1,145.0 million for the year ended December 31, 2009 compared to $840.3 million for the corresponding period of 2008. The 36 percent increase was due to higher coke sales prices attributable to increases in coal prices, a full year of coke production from the expansion of our Haverhill cokemaking facility which commenced operations in July 2008 and the commencement of operations at our Granite City cokemaking facility in the fourth quarter of 2009.

Costs and Operating Expenses. Our total operating expenses were $933.4 million for the year ended December 31, 2009 compared to $689.6 million for the corresponding period of 2008. The 35 percent increase was primarily attributable to increased purchased coal and operating costs resulting from a full year of production at the Haverhill expansion and the start up of operations at our Granite City facility. Higher coal prices also contributed to the increase.

Net Financing Income and Income Taxes. See the “Analysis of Segment Earnings” discussion above.

Analysis of Combined Statements of Income

The following table sets forth amounts from the combined statements of income for the three months ended March 31, 2011 and 2010:

	Three Months Ended March 31
	2011	2010
	(Dollars in thousands)
Revenues
Sales and other operating revenue	$332,967	$328,224
Other income, net	351	199

Total revenues	333,318	328,423

Costs and Operating Expenses
Cost of products sold and operating expenses	281,329	252,183
Loss on firm purchase commitment	18,544	—
Selling, general and administrative expenses	16,160	13,255
Depreciation, depletion and amortization	13,020	10,712

Total costs and operating expenses	329,053	276,150

Operating income	4,265	52,273

Interest income (primarily from affiliate)	5,717	5,771
Interest cost—affiliate	(1,500)	(1,391)
Capitalized interest	312	88

Total financing income, net	4,529	4,468

Income before income tax expense	8,794	56,741
Income tax expense	3,139	14,002

Net income	5,655	42,739
Less: net (loss) income attributable to noncontrolling interests	(6,171)	3,716

Net income attributable to net parent investment	$11,826	$39,023

Three Months Ended March 31, 2011 compared to Three Months Ended March 31, 2010

Revenues. Total revenues were $333.3 million for the three months ended March 31, 2011 compared to $328.4 million for the corresponding period of 2010. The 1 percent increase was primarily due to higher third party coal sales at our coal mining operations, the contribution from HKCC Companies, which was acquired in the January 2011 and higher coke sales volumes. These factors were partially offset by a lower sales price at Jewell due to the ArcelorMittal contract amendment.

Costs and Operating Expenses. Total costs and operating expenses were $329.1 million for the three months ended March 31, 2011 compared to $276.2 million for the corresponding period of 2010. The 19 percent increase was primarily attributable to $18.5 million loss on firm purchase commitments for coke at our Indiana Harbor facility, higher coal production costs, increased volumes at our Other Domestic Coke segment, and the acquisition of HKCC.

Net Financing Income and Income Taxes. See the “Analysis of Segment Earnings” discussion above.

Liquidity and Capital Resources

Historically, our primary source of liquidity has been cash from operations and borrowings from Sunoco. We expect Sunoco to continue to fund our cash needs through the date of this offering. Cash and cash equivalents as of March 31, 2011 and December 31, 2010 were $11.0 million and $40.1 million, respectively. Our funding from Sunoco has been through floating-rate borrowings from Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco. At March 31, 2011 and December 31, 2010, we had advances from affiliates totaling $953.0 million and $888.5 million, respectively. These borrowings are due upon demand and had a weighted-average interest rate of 1.6 percent at March 31, 2011 and December 31, 2010. These borrowings do not contain any covenants. Any existing agreements between Sunoco and our company related to these borrowings will terminate in connection with this offering.

Sources of liquidity include Jewell’s $10.0 million revolving credit agreement with Sunoco, Inc. (R&M) (the “Jewell Revolver”), which expires on March 1, 2012. Borrowings under the Jewell Revolver bear interest at a rate based on the ninety-day commercial paper rate as reported in the Wall Street Journal plus 0.5 percent. There were no borrowings under the Jewell Revolver at March 31, 2011 or December 31, 2010.

Jewell is also a party to an agreement with Sunoco, Inc. (R&M) under which Sunoco, Inc. (R&M) finances any deficits of the Jewell cokemaking operations in excess of $10.0 million (the “Deficit Funding Agreement”). The agreement will expire on June 30, 2015. Borrowings under the Deficit Funding Agreement bear interest at a rate equal to the prime rate plus 1 percent. There were no borrowings under the Deficit Funding Agreement at March 31, 2011 or December 31, 2010.

Indiana Harbor has a revolving credit agreement with Sunoco, Inc. (R&M) (the “Indiana Harbor Revolver”), which expires on December 31, 2011. The amount available under the agreement through June 30, 2011 is $30.0 million and from July 1, 2011 through December 31, 2011, the amount available is reduced to $20.0 million. There were no borrowings under the Indiana Harbor Revolver at March 31, 2011, whereas borrowings amounted to $24.2 million at December 31, 2010. The interest rates for advances under the Indiana Harbor Revolver are based on the one-month London Inter-Bank Offered Rate, as quoted by Bloomberg, L.P., plus 1 percent (1.26 percent at December 31, 2010).

Sunoco also provides us advances that are not subject to the credit arrangements above. These advances are not subject to limitation.

After the completion of this offering, we expect our primary source of liquidity will be cash on hand, cash from operations and borrowings under the debt financing arrangements we intend to enter into in connection with this offering. We believe these sources will be sufficient to fund our planned operations, including capital expenditures.

The following table sets forth a summary of the net cash provided by (used in) operating, investing and financing activities for the years ended December 31, 2010, 2009 and 2008 and for the three months ended March 31, 2011 and 2010:

	Years Ended December 31			Three Months Ended March 31
	2010	2009	2008	2011	2010
	(Dollars in thousands)
Net cash provided by operating activities	$296,603	$187,246	$171,330	$7,354	$88,749
Net cash used in investing activities	(213,921)	(215,106)	(304,469)	(95,196)	(9,744)
Net cash provided by (used in) financing activities	(45,331)	7,619	133,703	58,706	(36,606)

Net increase (decrease) in cash and cash equivalents	$37,351	$(20,241)	$564	$(29,136)	$42,399

Cash Provided by Operating Activities

Net cash provided by operating activities increased by $109.4 million for the year ended December 31, 2010 as compared to the corresponding period in 2009. The increase was primarily attributable to reductions in working capital in 2010 largely due to collection of a payment deferred by one customer in December 2009 and an increase in accounts payable and accrued liabilities which was primarily attributable to the timing of coal payments. Lower net income in 2010 partially offset the cash generated by working capital reductions.

Net cash provided by operating activities decreased $81.4 million for the three months ended March 31, 2011 as compared to the corresponding period in 2010. The decrease was primarily attributable to increases in working capital in 2011, including a $17.0 million prepayment for coke purchased to meet the projected shortfall at Indiana Harbor, the absence of collection in 2010 of a payment deferred by a customer in December 2009 and lower net income.

Cash Used in Investing Activities

Cash used in investing activities decreased by $1.2 million for the year ended December 31, 2010 compared to the corresponding period of 2009. The decrease was largely due to lower expansion capital expenditures partially offset by higher maintenance capital expenditures.

Cash used in investing activities decreased by $89.4 million for the year ended December 31, 2009 compared to the corresponding period of 2008. The decrease was primarily attributable to a decrease in expansion capital expenditures partially offset by higher maintenance capital expenditures.

Cash used in investing activities increased $85.5 million for the three months ended March 31, 2011 compared to the corresponding period of 2010. The increase was due to the acquisition of the HKCC Companies in January 2011 and capital expenditures associated with the construction of the Middletown facility.

For a more detailed discussion of our capital expenditures for the years ended December 31, 2010, 2009 and 2008, see “Capital Requirements and Expenditures” below.

Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities decreased by $53.0 million for the year ended December 31, 2010 compared to the corresponding period in 2009. The decrease in cash provided by financing activities was primarily a result of reduced borrowings from an affiliate of Sunoco partially offset by an increase in the payable to affiliates.

Net cash provided by financing activities decreased by $126.1 million for the year ended December 31, 2009 compared to the corresponding period in 2008. The decrease in cash provided by financing activities was a result of reduced borrowings from an affiliate of Sunoco due to the lower level of capital expenditures in 2009. The reduced borrowings were partially offset by the absence of repayments to affiliates of Sunoco of revolving credit and deficit funding arrangements during 2008.

Net cash provided by financing activities was $58.7 million for the three months ended March 31, 2011 compared to net cash used of $36.6 million for the three months ended March 31, 2010. The increase in cash provided by financing activities was primarily a result of increased borrowings from a Sunoco affiliate during 2010 while the prior period included repayments to the affiliate.

Capital Requirements and Expenditures

Our cokemaking and coal mining operations are capital intensive, requiring significant investment to upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted, and are expected to continue to consist, primarily of:

•	ongoing capital expenditures, such as those required to maintain equipment reliability, the integrity and safety of our coke ovens and coal mines and to comply with environmental regulations; and

•

expansion capital expenditures to acquire and/or construct complementary assets to grow our business and to expand existing facilities, such as projects that increase coal production from existing mines or that increase metallurgical coke production from existing oven batteries, etc.

The following table summarizes ongoing and expansion capital expenditures for the years ended December 31, 2010, 2009 and 2008 and for the three months ended March 31, 2011 and 2010:

	Years Ended December 31			Three Months Ended March 31
	2010	2009	2008	2011	2010
	(Dollars in thousands)
Ongoing capital	$45,943	$28,218	$15,545	$7,142	$7,589
Expansion capital(1)
Middletown	169,714	25,374	47,158	52,338	2,155
Granite City	—	146,195	160,891	—	—
Haverhill	—	15,407	80,879	—	—

	169,714	186,976	288,928	52,338	2,155

Total	$215,657	$215,194	$304,473	$59,480	$9,744

(1)	Excludes the acquisition of the HKCC Companies.

Our capital expenditures for 2011 are expected to include $50 million for ongoing capital and $181 million for expansion capital. Our projected ongoing capital expenditures include $48 million of spending at our cokemaking facilities and coal mining operations primarily for new equipment, including continuous miners, and $2 million to improve reliability of the energy recovery systems and enhance environmental performance at our Haverhill and Granite City cokemaking facilities. Ongoing capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and/or to extend their useful lives. Ongoing capital expenditures also include new equipment which improves the efficiency, reliability or effectiveness of existing assets. Ongoing capital expenditures do not include normal repairs and maintenance expenses which are expensed as incurred. Our projected expansion capital includes $165 million for completion of the Middletown cokemaking facility and $16 million attributable to our coal expansion projects. We anticipate spending an additional $29 million on our coal expansion projects during the 2012 to 2014 time period.

The Company’s business is capital intensive, requiring capital to fund the construction or acquisition of assets and to maintain such assets. The level of future capital expenditures will depend on various factors, including market conditions and customer requirements, and may differ from current or anticipated levels. Material changes in capital expenditures levels may impact financial results, including but not limited to, the amount of depreciation, interest expense and repair and maintenance expense.

Management plans to continue to provide for its capital needs through its operating cash flows and advances from Sunoco or its subsidiaries until a debt offering is completed. Upon completion of this offering, we believe our operating cash flows, the net proceeds of this debt offering and a new credit facility that we intend to enter into should provide sufficient funds to satisfy our capital expenditure needs.

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2010:

		Payment Due Dates
	Total	2011	2012-2013	2014-2015	Thereafter
	(Dollars in thousands)
Operating leases(1)	$13,472	$1,702	$4,339	$4,087	$3,344
Purchase obligations:
Coal	790,737	739,737	51,000	—	—
Transportation and coal handling(2)	786,488	96,121	104,378	100,881	485,108
Obligations supporting financing arrangements(3)	11,748	4,699	7,049	—	—
Properties, plants and equipment	32,188	32,188	—	—	—
Other(4)	47,307	40,591	1,739	1,520	3,457

Total	$1,681,940	$915,038	$168,505	$106,488	$491,909

(1)

Our operating leases include leases for office space, land, locomotives, office equipment and other property and equipment. Operating leases include all operating leases that have initial noncancelable terms in excess of one year.

(2)

Transportation and coal handling services consist primarily of railroad and terminal services attributable to delivery and handling of coal purchases and coke sales. Long-term commitments generally relate to locations for which limited transportation options exist and match the length of the related coke sales agreement.

(3)	Represents fixed and determinable obligations to secure coal handling services at the Indiana Harbor cokemaking facility.
(4)	Primarily represents open purchase orders for materials and supplies.

A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our principal purchase obligations in the ordinary course of business consist of coal and transportation and distribution services, including railroad services. We also have contractual obligations supporting financing arrangements of third parties, contracts to acquire or construct properties, plants and equipment, and other contractual obligations, primarily related to services and materials. Most of our coal purchase obligations are based on fixed prices. These purchase obligations generally include fixed or minimum volume requirements. Transportation and distribution obligations also typically include required minimum volume commitments. The purchase obligation amounts in the table above are based on the minimum quantities or services to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts may vary significantly from the estimates included in the table.

The table above excludes principal and interest payments attributable to advances from Sunoco. In connection with this offering, we are expected to enter into debt financing transactions. We also have excluded obligations with respect to our defined benefit pension plans and postretirement health care plans. For more details on these arrangements, see Notes 2 and 8 to our combined financial statements located elsewhere in the prospectus.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Our primary areas of market risk include changes in: (1) the price of coal, which is the key raw material for our cokemaking business and a product of our coal mining business; (2) interest rates; and (3) foreign currency exchange rates.

In our Coal Mining segment, we expect to sell, including production of the recently acquired HKCC Companies, approximately 2 million tons of coal per year (including transfers to our cokemaking operations) by mid-2013. We are also currently evaluating opportunities to economically extract a limited amount of metallurgical and steam coal from surface mines at our Jewell coal mining operations and currently believe such surface mining could produce approximately 1.3 million tons of coal over three years beginning in 2012. Although we have limited third-party sales at this time from our coal mining operations, we generally sell coal pursuant to contracts with terms similar to the terms of the contracts pursuant to which we buy coal from third parties, including pricing. Accordingly, increases and decreases in the market price of metallurgical coal can significantly impact our Coal Mining results.

For our Other Domestic Coke segment, the largest component of the price of our metallurgical coke is coal cost. However, under the coke sales agreements at all of our Other Domestic Coke cokemaking facilities, coal costs are a pass-through component of the coke price, provided that we are able to realize certain targeted coal-to-coke yields. As such, when targeted coal-to-coke yields are achieved, the price of coal is not a significant determining factor in the profitability of these facilities.

Beginning January 1, 2011, as a result of a settlement agreement with ArcelorMittal, the coal component of the price of coke under the Jewell coke sales agreement was amended. The coal component of the Jewell coke price will now be fixed annually for each calendar year based on the weighted-average contract price of third-party coal purchases at our Haverhill facility applicable to ArcelorMittal coke sales. To the extent that contracts for third-party coal purchases at our Haverhill facility convert to pricing mechanisms of less than a year, then the Jewell coke price will be adjusted accordingly during that year. The fixed adjustment factor has been eliminated, and as a result, coal prices will no longer significantly affect the financial results of the Jewell Coke segment.

The provisions of our coke sales agreements require us to meet minimum production levels and generally require us to secure replacement coke supplies at the prevailing contract price if we do not meet contractual minimum volumes. Because market prices for coke are generally highly correlated to market prices for metallurgical coal, to the extent any of our facilities are unable to produce their contractual minimum volumes, we are subject to market risk related to the procurement of replacement supplies.

Our advances from affiliates, which totaled $888.5 million at December 31, 2010, bear interest at floating rates. An increase in the floating rate for interest payments of one percent would result in an increase in annual interest costs of approximately $9.0 million. However, we intend to enter into new debt financing arrangements to replace these obligations in connection with this offering. Foreign currency exchange rates can impact the revenues and expenses of our Brazilian operations. However, our exposure to these risks is fairly limited. We regularly evaluate our exposure to these interest rate and foreign currency rate risks.

We do not use derivatives to hedge any of our coal purchases or sales. In addition, although we have not previously done so, we may enter into derivative financial instruments from time to time in the future to economically manage our exposure related to these market risks.

Impact of Inflation

Although the impact of inflation has slowed in recent years, it is still a factor in the United States economy and may increase the cost to acquire or replace properties, plants, and equipment and may increase the costs of labor and supplies. To the extent permitted by competition, regulation, and existing agreements, we have generally passed along increased costs to our customers in the form of higher fees and we expect to continue this practice.

Critical Accounting Policies

A summary of our significant accounting policies is included in Note 1 to the Combined Financial Statements. Our management believes that the application of these policies on a consistent basis enables us to provide the users of the financial statements with useful and reliable information about our operating results and financial condition. The preparation of our combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that are subject to such estimates and assumptions consist of: (1) properties, plants and equipment; (2) retirement benefit liabilities; (3) coal workers’ black lung benefit liabilities; and (4) deferred income taxes. Although our management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results may differ to some extent from the estimates on which our combined financial statements have been prepared at any point in time. Despite these inherent limitations, our management believes the Management’s Discussion and Analysis of Financial Condition and Results of Operations and Combined Financial Statements provide a meaningful and fair perspective of our financial condition.

Properties, Plants and Equipment

The cost of plants and equipment is generally depreciated on a straight-line basis over the estimated useful lives of the assets. Useful lives of assets which are depreciated on a straight-line basis are based on historical experience and are adjusted when changes in the expected physical life of the asset, its planned use, technological advances, or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively. The lease and mineral rights are capitalized and amortized to operations as depletion expense using the units-of-production method.

Normal repairs and maintenance costs are expensed as incurred. Amounts incurred that extend an asset’s useful life, increase its productivity or add production capacity are capitalized. Direct costs, such as outside labor, materials, internal payroll and benefit costs, incurred during the construction of a new facility are capitalized; indirect costs are not capitalized. Repairs and maintenance costs were $65.8 million, $48.9 million and $39.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Long-lived assets, other than those held for sale, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such events and circumstances include, among other factors: operating losses; unused capacity; market value declines; changes in the expected physical life of an asset, technological developments resulting in obsolescence; changes in demand for our products or in end-use goods manufactured by others utilizing our products as raw materials; changes in our business plans or those of our major customers, suppliers or other business partners; changes in competition and competitive practices; uncertainties associated with the United States and world economies; changes in the expected level of capital, operating or environmental remediation expenditures; and changes in governmental regulations or actions. Additional factors impacting the economic viability of long-lived assets are described under “Cautionary Statement Concerning Forward-Looking Statements”.

A long-lived asset that is not held for sale is considered to be impaired when the undiscounted net cash flows expected to be generated by the asset are less than its carrying amount. Such estimated future cash flows are highly subjective and are based on numerous assumptions about future operations and market conditions. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset. It is also difficult to precisely estimate fair market value because quoted market prices for our long-lived assets may not be readily available. Therefore, fair market value is generally based on the present values of estimated future cash flows using discount rates commensurate with the risks associated with the assets being reviewed for impairment.

We have had no significant asset impairments during the years ended December 31, 2010, 2009 and 2008. We are currently conducting an engineering study at our Indiana Harbor cokemaking facility. Some ovens and associated equipment are heaving and settling differentially as a result of the instability of the ground on which it was constructed. This differential movement has reduced production and required corrective action to certain ovens, ancillary equipment and structures. The preliminary result of the engineering study has determined that a total investment of approximately $50 to $100 million may be required in the 2011 through 2013 timeframe to refurbish the facility. The majority of the spending to complete this refurbishment will take place in 2012 and 2013 and will be contingent on reaching commercially agreeable terms for a long-term contract extension with SunCoke Energy’s customer ArcelorMittal and the third-party investors in the Indiana Harbor operations. In the interim, an oven repair and maintenance program that is consistent with the refurbishment program and that limits further deterioration of the ovens has been implemented. Higher maintenance costs are forecasted to continue until the refurbishment program is completed.

The carrying amount of the Indiana Harbor cokemaking facility was $115.3 million at December 31, 2010. At December 31, 2010, we performed an impairment test for this facility. The estimated undiscounted cash flows of the facility exceeded the carrying amount by approximately 25 percent. These cash flows assume capacity utilization of 86 percent in 2011 which declines to 45 percent by 2027 with only normal levels of capital expenditures. Furthermore, the analysis contemplates the expected coke selling prices after the expiration of our current contract with ArcelorMittal at the beginning of October 2013 as well as the purchase of coke from third parties in order to fulfill minimum requirements from 2011 through 2013. The analysis does not include any of the potential capital expenditures to address the underlying causes of the loss of productivity. The assumptions included in our impairment test at December 31, 2010 remained appropriate at March 31, 2011. Accordingly, there was no significant change in the results of our impairment test. We continue to closely assess our performance relative to our plans and monitor these assets for potential impairment, which may be brought about by significant changes in operating assumptions.

Retirement Benefit Liabilities

Pension Benefit Liabilities. We have obligations totaling $30.9 million in connection with a funded noncontributory defined benefit pension plan. Effective January 1, 2011, benefits under this plan were frozen for all eligible participants. In addition, we have postretirement welfare benefit plans that provide health care benefits for substantially all of our current retirees. Medical benefits under these plans were also phased out or eliminated for most non-mining employees with less than 10 years service on January 1, 2011. Our future contributions for these plans will also be subject to an annual cap for all those who are still eligible for these benefits. The postretirement welfare benefit plans are unfunded and have historically been paid by us subject to deductibles and coinsurance that have been the responsibility of retirees. The principal assumptions that impact the determination of both expense and benefit obligations for our pension plan is the discount rate and the long-term expected rate of return on plan assets. The discount rate and the health care cost trend rate are the principal assumptions that impact the determination of expense and benefit obligations for our postretirement health care benefit plans. However, the impact of the health care trend rate has been greatly mitigated by the cap on our contributions.

The discount rates used to determine the present value of future pension payments and medical costs are based on a portfolio of high-quality corporate bonds with maturities that reflect the duration of our pension and other postretirement welfare benefit obligations. The present values of our future pension and other postretirement welfare obligations were determined using discount rates of 5.00 and 4.60 percent, respectively, at December 31, 2010 and 5.60 and 5.75 percent, respectively, at December 31, 2009. Our expense under these plans is generally determined using the discount rate as of the beginning of the year, or using a weighted-average rate when curtailments, settlements and/or other events require a plan remeasurement. The weighted-average discount rate for the pension plan was 5.60 percent for 2010, 6.00 percent for 2009, 6.20 percent for 2008, and for postretirement welfare plans was 5.30 percent for 2010, 6.05 percent for 2009 and 6.30 percent for 2008. As of January 1, 2011, the weighted-average discount rates of pension plans and postretirement plans will be 4.95 percent and 4.40 percent, respectively.

The long-term expected rate of return on plan assets was assumed to be 8.25 percent for each of the last three years. A long-term expected rate of return of 8.25 percent on plan assets is also being used to determine our pension expense for 2011. The expected rate of return on plan assets is estimated utilizing a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and fixed income securities. In determining pension expense, we apply the expected rate of return to the fair market value of plan assets at the beginning of the year. The expected rate of return on plan assets is designed to be a long-term assumption. It generally will differ from the actual annual return, which is subject to considerable year-to-year variability. Our pension plan assets are currently invested in a trust with the assets of other pension plans of Sunoco. For 2010, the pension plan assets generated a positive return of 16.0 percent compared to a positive return of 25.2 percent for 2009 and a negative return of 28.8 percent in 2008. For the 15-year period ended December 31, 2010, the compounded annual investment return on our pension plan assets was a positive return of 7.4 percent. While the 15-year period return is below our long-term expected rate of return, we believe that this is largely a result of the negative return during 2008, which was one of the worst asset return periods in history as a result of the financial crisis in the second half of that year. Accordingly, we do not believe that it would be appropriate to adjust the expected long-term rate of return on our pension plan assets down solely based upon the impact of this one-year return. As permitted by existing accounting rules, we do not recognize currently in pension expense the difference between the expected and actual return on assets. Rather, the difference along with other actuarial gains or losses resulting from changes in actuarial assumptions used in accounting for the plans (primarily the discount rate) and differences between actuarial assumptions and actual experience are fully recognized in the combined balance sheets. If such actuarial gains and losses on a cumulative basis exceed 10 percent of the projected benefit obligation, the excess is amortized into net income as a component of pension or postretirement welfare benefits expense generally over the average remaining service period of plan participants still employed with us, which currently is approximately 12 years for the pension plans and approximately 9 years for the postretirement welfare benefit plans. At December 31, 2010, the accumulated net actuarial loss (gain) for defined benefit and postretirement welfare benefit plans was $10.2 million and $16.0 million, respectively.

Other Post-Employment Benefit Liabilities. We also have unrecognized prior service benefits attributable to our postretirement benefit plans of approximately $29.6 million at December 31, 2010, which is primarily attributable to the phase down or elimination of retiree medical benefits described above. Most of the benefit of this liability reduction will be amortized into income through 2016.

The initial health care cost trend assumptions used to compute the accumulated postretirement welfare benefit obligation were increases of 7.75 percent, 8.25 percent and 9.00 percent at December 31, 2010, 2009 and 2008, respectively. These trend rates were assumed to decline gradually to 5.00 percent in 2017 and to remain at that level thereafter.

Set forth below are the estimated increases in pension and postretirement welfare benefits expense and benefit obligations that would occur in 2011 from a change in the indicated assumptions:

	Change in Rate	Expense	Benefit Obligations(1)
	(Dollars in thousands)
Pension benefits:
Decrease in the discount rate	.25%	$22	$809
Decrease in the long-term expected rate of return on plan assets	.25%	$73	$—
Postretirement welfare benefits:
Decrease in the discount rate	.25%	$26	$891
Increase in the annual health care cost trend rates	1.00%	$13	$153

(1)

Represents both the increase in accumulated benefit obligation and the projected benefit obligation for our defined benefit pension plan and the accumulated postretirement benefit welfare obligations for our postretirement welfare benefit plans.

Black Lung Benefit Liabilities

We have obligations related to coal workers’ pneumoconiosis, or black lung, benefits to certain of our employees and former employees (and their dependents). Such benefits are provided for under Title IV of the Federal Coal Mine Health and Safety Act of 1969 and subsequent amendments, as well as for black lung benefits provided in the states of Virginia, Kentucky and West Virginia pursuant to workers’ compensation legislation. We act as a self-insurer for both state and federal black lung benefits and adjust our liability each year based upon actuarial calculations of our expected future payments for these benefits. Charges against income for black lung benefits amounted to $4.8 million, $0.7 million, and $3.1 million during the years ended 2010, 2009, and 2008, respectively.

Our independent actuaries annually calculate the actuarial present value of the estimated black lung liability based on assumptions regarding disability incidence, medical costs, mortality, death benefits, dependents and discount rates. The discount rate is determined based on a portfolio of high-quality corporate bonds with maturities that are consistent with the estimated duration of our black lung obligations. For the years ended December 31, 2010, 2009 and 2008, the discount rate used to calculate the period end liability was 5.00, 6.00 and 6.20 percent respectively. A 0.25 percent decrease in the discount rate would have increased 2010 coal workers’ black lung expense by $0.8 million.

The estimated liability recognized in our financial statements at December 31, 2010 and 2009 was $26.6 and $24.1 million, respectively. For the year ended December 31, 2010, we paid black lung benefits of approximately $2.3 million. Our obligations with respect to these liabilities are unfunded at December 31, 2010.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “Act”) were signed into law. The Act, among other things, amended previous legislation pertaining to black lung benefits available to certain of the Company’s current and former employees and their surviving spouses. The estimated impact of the Act has been recognized in the Company’s financial statements at December 31, 2010. The Company has considered the impact of the Act, and while trend rates are not yet available, the population of potentially affected individuals is such that any incremental liability would be immaterial.

Deferred Income Taxes

We and certain other subsidiaries of Sunoco are included in Sunoco’s consolidated federal income tax return. However, the provision for income taxes included in the combined statements of net income and deferred income tax amounts reflected in the combined balance sheets have been determined on a theoretical separate-return basis. Accordingly, we recognize benefits in income and related deferred tax assets for tax credit and net operating loss carryforwards even when such benefits may have already been realized by Sunoco on its consolidated income tax return. If necessary, we record a charge to income and a related valuation allowance to reduce our deferred tax assets to an amount that is more likely than not to be realized by us if we were a standalone company. Our combined balance sheets as of December 31, 2010 and 2009 include deferred income taxes assets attributable to tax credit and net operating loss carryforwards totaling $121.5 million and $119.2 million, respectively. We currently have determined that no valuation allowances are required because we believe that it is more likely than not that future taxable income on a separate-return basis would be sufficient to realize the benefits of the tax credit and net operating loss carryforwards. The potential need for valuation allowances is regularly reviewed.

We expect that we will not retain any of the federal income tax credits or net operating loss carryforwards that we had previously recognized as deferred income tax assets under the tax sharing agreement we will enter into in connection with our separation from Sunoco. However, we may retain certain state tax credit or net operating loss carryforwards, which have been recognized as deferred tax assets on our combined balance sheet and that may be used to reduce our future income tax liabilities.

Recent Accounting Standards

There are no recently issued accounting standards which are not yet effective that we believe would materially impact our financial statements.

INDUSTRY OVERVIEW

Introduction

Metallurgical coke, which is made from metallurgical coal, is primarily consumed by the steel industry. Approximately 80 percent of all coke produced is used in blast furnace steelmaking and other steelmaking-related processes. Consequently, the cokemaking industry is largely dependent on the outlook for steelmaking and particularly blast furnace steelmaking.

Steel Industry

Steelmaking Processes

To produce steel, steelmakers generally use one of two processes: (1) the integrated process, or blast furnace steelmaking, which is also known as the basic oxygen furnace, or BOF, process, and (2) the mini-mill process, which is also known as the Electric Arc Furnace, or EAF process. Each process utilizes different raw materials and technologies.

Integrated steel mills produce steel from iron ore, coke, and lime, and typically supply a full range of products, with an emphasis on flat-rolled carbon steel, strip, and plate products. These facilities make steel by processing iron ore and other raw materials in blast furnaces to make liquid iron, also called “hot metal.” The hot metal is then charged into a BOF along with some proportion of steel scrap to make molten steel, which is continuously cast into the primary shapes. These shapes are typically stockpiled and then reheated for secondary finishing steps. Secondary finishing includes all of the steps required to convert the semi-finished shapes to the final products offered for sale. These steps include some or all of the following: reheating, surface conditioning, hot rolling, cold rolling, heat treating, surface coating, cooling, cutting, coiling and sizing. Certain higher quality steel products must be produced in integrated steel mills through the BOF process because such steel products require fewer impurities in the production process.

The BOF process is the dominant steelmaking technology globally, accounting for approximately 70 percent of the world’s total output of crude steel. However, the BOF process accounts for approximately 40 percent of the total output of crude steel in the United States and has been slowly declining primarily due to the construction of new EAF flat-rolled mills.

The primary application of an EAF is the re-melting of steel scrap; however, EAFs can use limited amounts of iron scrap, pig iron, and direct reduced iron. Most EAF facilities make commodity steel products such as carbon steel bars, wire rods, and light to medium structural steel products that are primarily sold to the construction industry. Scrap availability and quality characteristics have forced some mini-mill operators to consider increasing their pig iron consumption, thereby increasing coke demand. EAFs make up approximately 30 percent of steelmaking globally and approximately 60 percent of the U.S. steelmaking market.

Supply and Demand for Steel

According to the World Steel Association, crude steel production has increased from 934 million tons in 2000 to more than 1,558 million tons in 2010. This growth represents a 67 percent increase or a 5.2 percent compound annual growth rate. Approximately 88 percent of this growth has been driven by China, where crude steel production grew from 140 million tons in 2000 to approximately 691 million tons in 2010. CRU International, Ltd, or CRU, expects global crude steel production to grow by nearly 4 percent per year from 2010 to 2,244 million tons by 2020, with China representing approximately 45 percent and India representing approximately 14 percent of this growth. CRU also expects integrated steelmaking to maintain its 70 percent global share of this growing production base, which in turn will require additional coke supplies.

Metallurgical Coke

Metallurgical coke is used in integrated steelmaking facilities as a reductant, fuel source and burden support in a blast furnace. Metallurgical coke is charged into a blast furnace along with iron ore to reduce the iron ore to nearly pure molten iron that is then used for steelmaking. Generally, approximately 0.3 to 0.6 tons of coke are used in a blast furnace to produce one ton of hot metal. The specific quality and properties of metallurgical coke can have significant impacts on blast furnace productivity. Consequently, cokemaking processes seek to maximize coke quality for specific properties while minimizing the input cost of metallurgical coal, which is the principal raw material for coke.

Cokemaking Process

Coke is generally produced by heating particulate coals of very specific properties in a refractory oven in the absence of oxygen to about 2,000 degrees Fahrenheit. As temperature increases inside the coal mass, it melts and becomes like plastic, fusing together as devolatilization occurs, and ultimately resolidifies and condenses into particles large enough for blast furnace use. During this process, much of the hydrogen, oxygen, nitrogen, and sulfur are released as volatile by-products, leaving behind a poorly crystalline and porous carbon product, coke. Generally, one ton of metallurgical coal is required to produce 0.7 tons of metallurgical coke, representing a typical coal-to-coke yield of 70 percent.

Coke is produced through one of two processes: (1) by-product, also commonly known as recovery cokemaking or (2) non-recovery cokemaking. In by-product cokemaking, coal is heated in a positive pressure environment in the absence of oxygen and the resulting usable by-product coal chemicals are repurposed into fuel for integrated steel furnaces and for other uses. In non-recovery cokemaking, coal is heated in a negative pressure environment in which the resulting volatile matter is combusted. Non-recovery facilities that are designed to use the excess heat from combustion to produce steam and/or electricity are referred to as heat recovery facilities.

Coke Quality

The quality and properties of coke are inherited from the selected coals, and also are affected by how the coals are handled and carbonized in cokemaking facility operations. Coke producers use widely differing coals and employ a variety of procedures to enhance the quality of the coke and the coke oven productivity and battery life. In terms of coal properties, coke quality is largely influenced by coal rank, composition (reactive and inert macerals and minerals), and its inherent ability, when heated, to soften, become plastic, and resolidify into a coherent mass. Bituminous-class coals of high, medium, and low volatile rank possess these properties, but not all produce a coke of desirable quality and some may even be detrimental to coke ovens. Additional coal quality factors include petrographic, chemical and rheologic characteristics of coal, particle size, moisture content, and bulk density.

To compensate for the lack of individual coals with all the necessary properties, blends of up to eight or more different metallurgical coals are used in modern cokemaking operations. These coal blends must be managed to optimize coke quality and reduce the cost of raw materials. Individual coals and coal blends need to be sufficiently thermoplastic to bind all of the components together and have proper proportions of reactive and inert components, relatively low concentration of alkalis-containing minerals, and low ash and sulfur yields.

Coal blends for by-product coke oven batteries must also provide a level of contraction that will allow the coke mass to be easily removed from a coke oven. Battery operating variables also influence coke quality. Coke quality variability is low if the following operating factors are controlled: weathering of coal, coking temperature and coking rate, soaking time, quenching practice, and coke handling.

Coke Properties

High quality coke is characterized by a definite set of physical and chemical properties that can vary within narrow limits. Coke properties can be categorized into the following two groups: physical properties and chemical properties.

Physical Properties. Measurement of physical properties aid in determining coke behavior both inside and outside the blast furnace. In terms of coke strength, the cold strength and coke strength after reaction with CO2, or CSR, are the two most important parameters. The cold strength measures the ability of coke to withstand breakage at room temperature and reflects coke behavior outside the blast furnace and in the upper part of the blast furnace. CSR measures the potential of the coke to break into smaller size under a high temperature CO/CO2 environment that exists throughout the lower two-thirds of the blast furnace. A large mean size with narrow size variations helps maintain a stable void fraction in the blast furnace permitting the upward flow of gases and downward flow of molten iron and slag thus improving blast furnace productivity.

Chemical Properties. The most important chemical properties of coke are moisture, fixed carbon, ash, sulfur, phosphorus, and alkalies. Fixed carbon is the fuel portion of the coke. The more fixed carbon there is in the coke, the higher the thermal value of coke. The other components such as moisture, ash, sulfur, phosphorus, and alkalies are undesirable as they have adverse effects on energy requirements, blast furnace operation, hot metal quality, and/or refractory lining.

Supply and Demand for Coke

According to CRU, metallurgical coke demand for all uses has increased to an estimated 643 million tons in 2010 from 497 million tons in 2005. This growth represents a 29 percent increase, or a 5.3 percent compound annual growth rate. All of the growth has been driven by usage in China, which is expected to consume 395 million tons in 2010 compared to 246 million tons in 2005, and India, which is expected to consume 35 million tons in 2010, compared to 22 million tons in 2005, while the coke consumed annually by the rest of the world actually decreased by 12 million tons during this period. CRU expects global coke demand to grow by 2.7 percent per year from 2010 to 839 million tons by 2020, with China representing 60 percent of the growth and India representing 16 percent of the growth.

Approximately 83 percent of total coke demand is related to steelmaking uses, with 93 percent of the coke for steelmaking going to blast furnace operations. The balance of coke demand is for use in ferroalloy plants, foundries, cement and limestone plants, and other industrial applications. CRU expects growth in steelmaking coke demand to be 2.8 percent per year while coke demand for other uses will grow at 2.1 percent per year over the coming decade.

Total coke supply is comprised of coke production by steelmakers, also known as captive production, and coke production by independent or merchant producers. In 2009, according to CRU, merchant producers outside of China and India represented 18 percent of overall coke production outside of China and India. Due to the sheer size and number of producers in India and China, estimating the share of merchant production for those countries is difficult. However, most sources indicate that India and China both have relatively large merchant coke markets as compared to the rest of the world.

Because of the predominance of captive coke production by steelmakers for local consumption, coke is traded in a relatively small international spot market. According to CRU, on a global basis, cross-border coke exports have decreased from 34 million tons in 2005 to 17 million tons in 2009, representing only 3 to 7 percent of global coke production in 2009. Exports grew until 2008 and then suddenly dropped in 2009 driven by a significant decline in steel production and the overall decline in the global economy. Until 2009, China served as the predominant source of exports, representing around 40 percent of exports while Poland represented approximately 20 percent. Major destinations for exported coke are Western Europe (35 to 40 percent), North America (10 to 15 percent) and India (10 to 15 percent).

The supply of coke is also affected by the age and condition of existing cokemaking facilities. The average ages of North American and Western European cokemaking facilities are 30 years and 26 years, respectively. The average age of cokemaking facilities worldwide is 25 years, excluding the Commonwealth of Independent States, which we refer to as the CIS countries, and China. As these cokemaking facilities continue to age, coke batteries will require replacement, generating ongoing demand for new battery construction.

Pricing

Pricing of coke is primarily correlated to the production and pricing of both metallurgical coal and steel. As China emerged as the leading exporter of coke, the export price for Chinese coke became the global benchmark price for the industry. Despite being the industry benchmark, there are certain instances where the China export prices have differed from the international market. For instance, in 2009, steelmakers off-loaded surplus coke inventory onto the open market, lowering the international price. At the same time, the China export price remained at elevated levels due to a 40 percent Chinese export duty that the Chinese government has levied on coke exports. As a result, Chinese export volumes collapsed to only 0.5 million tons in 2009 and the pricing of volumes became disconnected from other markets.

Over the next several years, CRU expects that supply and demand fundamentals in the cokemaking industry to remain tightly balanced. It also expects future prices will continue to be heavily influenced by the China export price.

Metallurgical Coal

Coal is one of the most important energy sources globally. According to the EIA, coal is primarily used in the power, steel, cement and paper industries. Coal is generally classified as either thermal or metallurgical depending on its technical attributes, which include heat, ash and sulfur content, as well as coking characteristics. Thermal coal is primarily used in electricity generation whereas metallurgical coal is primarily used in steel production. According to the World Coal Association, metallurgical coal used in the steel industry accounted for approximately 13 percent of global hard coal production in 2009.

Metallurgical coal is the key raw material in the production of metallurgical coke that is used in blast furnaces to convert iron ore into steel. Generally, 1.4 tons of metallurgical coal is required to make one ton of metallurgical coke. Due to its special characteristics, metallurgical coal is sold at significantly higher prices than thermal coal.

Blast furnaces are designed to use specific grades of coke. Grades of coke in turn are predominantly determined by the grades and characteristics of metallurgical coal used in the cokemaking process. Consequently, the demand and pricing for metallurgical coals vary based on the specific characteristics of the coal, including sulfur content, ash content, coke strength, and volatility:

Coke Strength. Measuring the expansion and contraction of coal when heated determines the strength of coke that could be produced from the coal. There are numerous measures that quantify these strength coking properties including swelling indices, fluidity measures and others. The precise categorization of coking coal based on these measures is complex, but can be split into three distinct grades: hard coking coal, semi-hard coking coal, and semi-soft coking coal. Hard coking coal forms coke with strong physical properties. Semi-hard coking coal is a coal that is either a weaker coking coal than hard coking coal or has a particular quality that results in lower quality blast furnace coke. Semi-soft coking coal generally exhibits weak coking properties and is used in limited proportions in a coal blend to lower costs.

Volatility. When coal is heated in the absence of oxygen, the loss in mass less moisture is the measure of coal volatility. Volatility of metallurgical coal is used to determine the percentage of coal that becomes coke. This measure is known as coke yield. A low volatility results in a higher coke yield. There are three distinct volatility classifications of metallurgical coal: high volatile, mid volatile, and low volatile. Within the high volatile classification there is a further distinction between high volatile A and high volatile B coals. High volatile A coals have a volatility content of less than 34 percent and high volatile B coals have a volatility content greater than 34 percent. Some high volatile B coals are used for cokemaking as well as for thermal purposes by utility or industrial users.

Sulfur content. When coal is burned, it produces sulfur dioxide, or SO2, the amount of which varies depending on the chemical composition of the coal, specifically the percent sulfur and the Btu content of the coal.

Ash content. Ash residue is what remains after the combustion of coal. Coal with lower ash content is desirable since it produces less material for disposal.

Supply and Demand for Metallurgical Coal

Due to its unique physical characteristics, metallurgical coal is generally supplied only from specific areas of the world. Key supply countries include: China, Australia, India and Indonesia in the Asia Pacific region; the United States and Canada in North America; and Russia, Ukraine and Poland in Europe and the CIS. According to the International Energy Agency, total production of metallurgical coal on a global basis was approximately 875 million tons in 2009. About 97 percent of total production of metallurgical coal was produced in the top ten producing countries, with China accounting for over half of all production.

Metallurgical coal demand is largely tied to coke and steel production. The largest consuming countries and regions as reported by the International Energy Agency are summarized in the chart below.

International Trade and Seaborne Metallurgical Coal

The seaborne market consists of coal shipped between countries via ocean-going vessels, excluding shipments between Canada and the United States via the Great Lakes. The Atlantic area largely consists of countries in Europe, the Mediterranean region, North America, South America and Central America. The

Atlantic area’s largest consuming countries for seaborne metallurgical coal includes Brazil, the Netherlands, Italy, Belgium, Germany, the United Kingdom, France and Turkey. The largest Pacific consuming countries for seaborne metallurgical coal imports are Japan, South Korea, India, China, and Taiwan.

The largest suppliers of seaborne coal for export are Australia, the United States and Canada. About 198 million tons of metallurgical coal was exported from Australia, the United States and Canada in 2009, representing nearly 78 percent of total international trade. Supply has been tight in the recent past and is expected to remain so into the foreseeable future, mainly due to China’s changing role in metallurgical coal consumption. China’s appetite for metallurgical coal, due to its growing economy, has shifted dramatically over the past five years from a net exporter of coal in 2003 to the second largest net importer of metallurgical coal in the world in 2009. In addition, Australia coal producing regions have experienced significant supply disruptions in recent years due to severe flood events. Given Australia’s position as the predominant supplier of seaborne coking coal, these disruptions have had significant impacts on the overall supply and market price for coking coal during these periods.

Metallurgical Coal in the United States

According to the EIA, metallurgical coal consumption at cokemaking facilities in the United States has ranged from 24 million tons in 2004 to approximately 15 million tons in 2009, with consumption rebounding to 21 million tons in 2010. Metallurgical coal produced in the United States is primarily consumed by steelmakers in cokemaking operations with smaller amounts being used for the production of coke for foundries. The United States is also a major exporter of coking coal with export volumes, according to the EIA, ranging from 27 million tons in 2004 to more than 55 million tons in 2010. Metallurgical coal is mined primarily from coal fields located in Central Appalachia with additional production from mines in Alabama.

Metallurgical Coal Pricing

Due to its primary use in steel production, demand and in turn the price of coking coal is driven primarily by the demand for steel products. The two principal components of the delivered price of coal are the price of coal at the mine and the cost of transporting coal from the mine to the point of use. From 2003 through 2009, the price of metallurgical coal, both domestic and seaborne, increased significantly due to tight supply and strong global steel production. However, prices fell sharply during 2008 due to the global economic slowdown and reduced demand by steel producers for metallurgical coal. Metallurgical coal prices continued to remain at depressed levels through 2009 as customers used stockpiled inventory from the previous year. Prices rebounded in 2010 on the back of improved economic conditions globally. As the largest exporter and source of seaborne metallurgical coal, Australian exports have become the global industry benchmark for pricing. The table below provides historical spot pricing for Australian hard coking coal.

Disruptions in production of metallurgical coal may impact its pricing. There are few suppliers of quality metallurgical coal. If disruptions occur, spot pricing will increase. While infrequent, disruptions can be caused by weather, logistical challenges or plant closures due to force majeure events.

Metallurgical Coal Transportation

Coal produced in the United States for domestic consumption is generally sold free on board, or FOB, at the mine, and the purchaser normally bears the transportation costs. Seaborne coal, however, is usually sold FOB at the loading port, and coal producers are responsible for shipment to the export coal-loading facility while the purchaser is responsible for the transportation from the export coal-loading facility to its production facility.

BUSINESS

Overview

We are a Delaware corporation, formed in December 2010, to acquire, own and operate the cokemaking and coal mining operations of Sunoco. We currently are a wholly owned subsidiary of Sunoco.

We are the largest independent producer of high-quality metallurgical coke in the Americas, as measured by tons of coke produced each year, and have over 45 years of coke production experience. Metallurgical coke is a principal raw material in the integrated steelmaking process. We have designed, developed and built, and currently own and operate four metallurgical cokemaking facilities in the United States and designed and operate one cokemaking facility in Brazil under licensing and operating agreements on behalf of our customer. We are currently constructing a fifth U.S. facility that we also will own and operate and that is expected to be completed in the fourth quarter of 2011. Upon its completion, we expect that our total cokemaking capacity will increase to approximately 4.2 million tons of coke per year in the United States. The cokemaking facility that we operate in Brazil has cokemaking capacity of approximately 1.7 million tons of coke per year. We also have a preferred stock investment in the project company that owns the Brazil facility. We own and operate coal mining operations in Virginia and West Virginia that have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years.

We are a technological leader in cokemaking. Our advanced heat recovery cokemaking process has numerous advantages over by-product cokemaking, including producing higher quality coke, using waste heat to generate derivative energy for resale and reducing environmental impact. The Clean Air Act Amendments of 1990 specifically directed the EPA to evaluate our heat recovery coke oven technology as a basis for establishing MACT standards for new cokemaking facilities. In addition, each of the three cokemaking facilities that we have built since 1990 has either met or exceeded the applicable BACT or LAER standards, as applicable, set forth by the EPA for cokemaking facilities. In conducting our cokemaking operations, we direct our marketing efforts principally towards steelmaking facilities that require high quality metallurgical coke for their blast furnaces. We currently sell approximately 3.6 million tons of metallurgical coke per year to our three primary customers in the United States: ArcelorMittal, U.S. Steel and AK Steel. Substantially all of our coke sales are made pursuant to long-term take-or-pay agreements which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. These coke sales agreements have an average remaining term of approximately 9 years. For the year ended December 31, 2010, ArcelorMittal, our largest customer, accounted for approximately 69 percent of our total revenues.

Our underground metallurgical coal mining operations near our Jewell cokemaking facility had at least 85 million tons of proven and probable coal reserves as of December 31, 2010. In January 2011, we acquired Harold Keene Coal Co., Inc. and its affiliated companies, or the HKCC Companies, for approximately $52 million, consisting of a net cash payment of $36 million and contingent consideration totaling $16 million. This acquisition adds between 250 thousand and 300 thousand tons of coal production annually, with the potential to expand production in the future and 21 million tons of proven and probable coal reserves located in Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining operations.

All of our expected 2011 coal production volumes, including production from the HKCC Companies, are contracted for sale. An expansion plan is underway that we expect will increase our coal production from our underground mines. Reflecting existing tightness in the Appalachian labor market and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for this project, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

Including the HKCC Companies, our mining operations now consist of 13 active underground mines, one active surface mine and one active highwall mine in Russell and Buchanan Counties, Virginia and McDowell County, West Virginia. Our coal mining operations have historically produced coal that we believe possesses highly desirable coking properties: mid-volatility and low sulfur and ash content. Substantially all of our mined coal has been used internally at our nearby Jewell cokemaking facility or at our other domestic cokemaking facilities. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our existing coal mining operations, and high quality steam coal.

For the year ended December 31, 2010, our total revenues, net income and Adjusted EBITDA were approximately $1.3 billion, $146.3 million and $227.3 million, respectively. For the three months ended March 31, 2011, our total revenues, net income and Adjusted EBITDA were approximately $333.3 million, $5.7 million and $26.6 million, respectively. For the definition of Adjusted EBITDA and a presentation of net income (loss) calculated in accordance with generally accepted accounting principles, or GAAP, and reconciliation to our Adjusted EBITDA, see “—Summary Historical and Pro Forma Financial and Operating Data.”

Competitive Strengths

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Largest independent metallurgical coke producer in the Americas. We are the largest independent metallurgical coke producer in the Americas as measured by tons of coke produced each year. By the end of 2011, we expect to be operating facilities with total cokemaking capacity of approximately 6 million tons, including a facility in Brazil that we operate on behalf of one of our customers. We believe that our operating scale and cokemaking facilities provide strong name recognition throughout the industry and serve as an effective marketing platform to help grow our business. The scale of our operations allows us to leverage company-wide best practices and systems for the continuous improvement of our facilities. In addition, because our facilities, equipment and operational practices are highly standardized, we expect to be able to leverage our experience with our existing facilities in the start up and establishment of projects in new markets.

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Highly efficient, commercially proven cokemaking technology and valuable proprietary know-how. Our cokemaking technology has been developed over five decades through our operational experience and research and development efforts. We operate over one thousand ovens, some of which have been in-service for more than 20 years, and have built a record of reliable operations with our customers. Over the last 20 years, we have also made significant advances in the design of our facilities and have been granted numerous patents for certain proprietary features. As a result of our design improvements and extensive operational know-how, we believe that we possess the most advanced and environmentally sound cokemaking technology in the industry. For example, our oven design and operational practices allow us to produce more electricity from our heat recovery process than any competing heat recovery technology. Our facilities can generate approximately nine megawatts of electric power each hour per 110 thousand tons of cokemaking capacity (e.g., a 550 thousand ton per year facility can produce approximately 45 megawatts per hour) whereas competing heat recovery designs can produce seven or less megawatts of electric power each hour per 110 thousand tons of cokemaking capacity. The Clean Air Act Amendments of 1990 specifically directed the EPA to evaluate our heat recovery coke oven technology as a basis for establishing MACT standards for new cokemaking facilities. In addition, each of the three cokemaking facilities that we have built since 1990 has either met or exceeded the applicable BACT or LAER standards, as applicable, set forth by the EPA for cokemaking facilities. The negative pressure operation of our ovens contains and virtually eliminates emissions of hazardous pollutants that by-product ovens can emit.

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Secure, long-term agreements with leading steelmakers. We make substantially all of our metallurgical coke sales pursuant to long-term coke sales agreements with ArcelorMittal, U.S. Steel and AK Steel, which are three of the largest integrated steelmakers in North America. These coke sales agreements have an average remaining term of approximately 9 years and contain take-or-pay provisions, which require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. To date, our customers have always satisfied their obligations under these agreements. With the exception of our Jewell cokemaking facility, where we mine our own coal, all of our coke sales agreements also effectively provide for the pass-through of coal costs, subject to meeting contractual coal-to-coke yields. The coal component of the Jewell coke price is fixed annually for each calendar year based on the weighted-average contract price of third-party coal purchases at our Haverhill facility applicable to ArcelorMittal coke sales. These features of our coke sales agreements reduce our exposure to coal price changes over the remaining terms of the agreements. In addition, we designed and currently operate one cokemaking facility in Brazil under long-term licensing and operating agreements with affiliates of ArcelorMittal that will run through 2023, subject, in the case of the licensing agreement, to the issuance prior to 2014 of certain patents in Brazil that have been granted in the United States.

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Proven ability to develop, permit, construct and start up new facilities. We have executed the development, permitting, construction and start up of three projects in the United States with approximately 1.75 million tons of cokemaking capacity in the last six years. We have received permits and have begun construction of a facility in Middletown, Ohio that we expect will become operational in the fourth quarter of 2011, and we are the only company to complete a greenfield cokemaking facility in the United States in the last 25 years. We believe our demonstrated capability to develop, permit, construct and start up new facilities provides us with an advantage in pursuing growth opportunities in the United States and internationally.

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Demonstrated international operating experience. The Vitória, Brazil cokemaking facility is the largest facility that we operate. Prior to the start up of the facility, we previously did not have a presence outside of the United States. Using our technology and operating expertise, we provided technical advice during construction, and we completed start up and initiated operation of this facility, including the development and training of the local management team. We believe that our standardized facility design, well-developed operating practices and systems, and experience from our existing operations facilitated the successful execution of this international project and can be replicated for projects in new markets.

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Availability of high-quality metallurgical coal reserves. Including the acquisition of the HKCC Companies in January 2011, we control at least 106 million tons of proven and probable coal reserves. We have sold an average of approximately 1.2 million tons of metallurgical coal per year (including internal sales to our cokemaking operations) over the past three years. In addition, the HKCC Companies sell between 250 thousand and 300 thousand tons of coal annually and have the potential to expand production in the future. Our coal mining operations have historically produced metallurgical coal that we believe possesses highly desirable coking properties and, as such, it can be used as a single-coal blend for making high-quality coke or as a high-quality supplement to nearly any coal blend. We have also used our coal production to supplement coal purchases at our other domestic cokemaking facilities and have the ability to sell coal to third parties, including those in international markets. The operations of the recently acquired HKCC Companies produce high volatile A and high volatile B metallurgical coals, which can be blended with the mid-volatility coal produced by our coal mining operations, and high quality steam coal. Since 2003, prices for metallurgical coal have risen by 320 percent. We expect demand for high quality metallurgical coal to continue to grow.

•	Excellent safety record in coal mining and cokemaking operations. The health and safety of our employees is of paramount importance to us. We believe that we employ best practices and conduct continual training programs in compliance with regulatory requirements to ensure that all of our employees are focused on safety. We have consistently operated our metallurgical coke operations within or near the top quartile for the U.S. Occupational Safety and Health Administration’s recordable injury rates as measured and reported by the American Coke and Coal Chemicals Institute. Our coal mining operations are among the safest in the United States, consistently operating in the top quartile for the U.S. Department of Labor’s Mine Safety and Health Administration recordable injury rates for underground bituminous coal mining. We have also won the Sentinels of Safety award for 2008 from the Mine Safety and Health Administration for having the mine with the most employee hours worked without experiencing a lost-time injury.

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Highly experienced management team. Our senior operating management team averages 26 years of experience in global industrial manufacturing and infrastructure development, including in the coal, coke and steel-related industries. In September 2010, we hired a new chief executive officer, Frederick A. Henderson, who served as chief executive officer, chief operating officer and chief financial officer of one of the largest global automakers and has extensive global operations and manufacturing experience as well as extensive expertise in dealing with the steel industry. We believe that our management team’s combination of industry knowledge, experience in major manufacturing operations and experience in developing large global fixed asset projects provides a strong leadership foundation for our future growth.

Business and Growth Strategies

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Maintain our consistent focus on operational excellence, safety and environmental stewardship. Operating our cokemaking facilities reliably and at low cost while producing consistently high quality coke is critical to maintaining the satisfaction of our existing customers and our ability to secure new customers and projects. We have developed and instituted a management program to drive the reliable and cost-efficient operation of our facilities through standardized processes, procedures and management systems incorporating best practices that we refer to as the “SunCoke Way.” We believe that the SunCoke Way provides the foundation to achieve operational excellence at our facilities and represents a key component of the future growth of our business. Our expertise at developing, constructing and operating our facilities will enable us to continue growing with our customers, and others, as they construct new blast furnaces and their existing cokemaking facilities require replacement. We are also currently implementing operational improvements in our coal mining business. These initiatives focus on improving the productivity and safety of our operations and include the upgrading or replacement of mining equipment, the implementation of improved operating practices, and the use of enhanced reporting metrics. We are also committed to maintaining a safe work environment and ensuring strict compliance with applicable laws and regulations at both our cokemaking and coal mining operations. To support these objectives, we are in the process of implementing a structured safety and environmental process that provides a robust framework for managing and monitoring safety and environmental performance. We also seek to foster good relationships with regulators, policymakers, state and local officials and the communities in which we operate.

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Grow our international footprint with a focus on key growth markets. We believe that international markets and, in particular, emerging economies will drive the vast majority of coke demand growth in the coming decade and as such will require significant new cokemaking capacity. CRU estimates that global crude steel production will grow by nearly 4 percent per year to 2,244 million tons by 2020, and that global coke demand will increase by approximately 196 million tons by 2020, representing a 30 percent increase in coke demand from estimated 2010 levels. We have targeted Brazil, China, Eastern Europe and India as key markets that we believe offer us attractive growth opportunities and where we expect to focus our development efforts. We believe our track record as a technological pioneer in cokemaking and our growing portfolio of cokemaking facilities provide strong name recognition throughout the global steel industry and serve as an effective marketing platform. The Vitória, Brazil facility that we designed and operate for a subsidiary of ArcelorMittal represents the successful completion and operation of an international facility in a market where we previously had no presence. Our existing relationships with world-class steelmakers also provide potential customers with a tangible and successfully-demonstrated framework for outsourcing a critical component of their manufacturing process. Our relationships demonstrate that we have the commercial and technical capability and experience to reliably and consistently meet our customers’ needs on a long-term basis. In late May 2011, we signed a memorandum of understanding to make a minority equity investment of approximately $30 million in Global Coke Limited, one of the leading metallurgical coke producers in India. In conjunction with the investment, we would provide operations, engineering and technology support to Global Coke. We are currently conducting due diligence in connection with the proposed transaction. Consummation of the transaction is subject to the satisfaction of customary closing conditions, including the execution of definitive agreements and the approval of management of the respective parties.

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Continue to grow our North American cokemaking businesses. Integrated steelmakers in the United States and Canada have historically imported and are currently importing coke to fill a structural deficit in the market. This deficit has ranged between two and four million tons of coke per year from 2005 to 2009. These coke volumes have been and continue to be sourced in the international market, largely from Chinese suppliers, and as such are subject to significant price volatility. In addition to this capacity deficit, more than 25 percent of the cokemaking capacity in the United States and Canada, representing 5.7 million tons per year of capacity, is older than 40 years. We believe that a significant proportion of this aging capacity will require replacement in the coming decade to address facility conditions or meet more stringent environmental standards. We believe the combination of these factors—a structural domestic capacity deficit and aging capacity—present an attractive opportunity for our continued growth in North America. To facilitate the development of these opportunities, we plan to leverage our deep knowledge of the market and our relationships with all of the largest integrated steelmakers in North America. In support of this initiative, we are currently in the early stages of permitting a potential new U.S. cokemaking facility in Kentucky that we believe, if constructed, would produce up to 1.1 million tons of coke per year. We are also assessing alternative sites in other states for this project. We believe this potential project could serve multiple customers and also provide an opportunity to sell a portion of the production in open market sales. In addition to new growth opportunities, the completion of our Middletown facility that is currently under construction is also an important component of our plan to increase the profitability and cash generation of our North American business. Once online, the facility will not only generate incremental earnings and cash flow but also will significantly diversify our earnings base. We anticipate that once our Middletown facility is in full production, none of our coke sales agreements will constitute more than approximately 20 percent of our overall operating income excluding corporate overhead costs, whereas our Jewell coke sales agreement accounted for nearly 80 percent of such income in 2010.

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Reserve a portion of our cokemaking capacity in future projects for opportunistic market sales. All of our current cokemaking capacity, including from the Middletown facility under construction, is committed under long-term take-or-pay agreements. For our future projects we may seek to reserve a portion of the facility’s overall cokemaking capacity for sales on the open market. We believe that, when combined with a base of long-term commitments, uncommitted capacity reserved for open market sales will provide an attractive opportunity to capture significant value during market up-cycles. We anticipate targeting approximately 5 to 10 percent of our overall coke sales volumes for sales in the open market. In particular, if we are successful in developing a new U.S. cokemaking facility, we may reserve a portion of the annual capacity at such facility for open market sales.

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Maintain our technological advantage through the development or acquisition of new technologies. Our active engineering and technology development program is focused on maintaining our technological edge. This program is focused on adapting and improving our current cokemaking technology to meet the varying needs of customers in different regions and identifying new or adjacent technologies that could be developed or acquired to augment our offering and create additional growth opportunities. This program also provides a basis for continuous improvement in our current cokemaking operations.

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Expand our domestic coal production and pursue selective reserve acquisitions. In January 2011, we acquired the HKCC Companies for approximately $52 million including working capital and contingent consideration. This acquisition adds 21 million tons of proven and probable coal reserves located in

Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining operations. An expansion plan is underway that we expect will increase our coal production from our underground mines. Reflecting existing tightness in the Appalachian labor market and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for this project, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern. In addition to organic growth of our coal production, we will also evaluate selective, opportunistic acquisitions of additional coal reserves that can complement our portfolio and grow our annual production.

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Maintain liquidity and financial flexibility to facilitate growth. Our core business model is predicated on providing alternatives for steelmakers to investing capital in captive coke production facilities. Consequently, our ability to grow requires significant capital investment for most projects and in turn requires a solid financial profile to support such investments. Our aim is to maintain liquidity and capital resources at levels that will permit us to continue to finance additional growth projects that are likely to require significant capital investment. Where appropriate, we also will pursue opportunities for attractive strategic partnerships and other project financing and structuring options, to maximize value for our stockholders and our customers.

Our Cokemaking Business

We have designed, developed and built, and currently own and operate four cokemaking facilities in the United States with an aggregate coke production capacity of approximately 3.7 million tons per year. Our fifth cokemaking facility in the United States is currently under construction and when complete is expected to increase our aggregate coke production capacity to approximately 4.2 million tons per year. In addition, we operate a cokemaking facility in Vitória, Brazil, which was constructed based upon our design and has a coke production capacity of approximately 1.7 million tons per year. We also have a preferred stock investment in the project company that owns this facility.

We make substantially all of our coke sales pursuant to long-term take-or-pay coke sales agreements with ArcelorMittal, U.S. Steel and AK Steel, which are three of the largest integrated steelmakers in North America. The take-or-pay provisions in these coke sales agreements require that our customers either take all of our coke production up to a specified tonnage maximum or pay the contract price for any such coke they elect not to accept. These coke sales agreements have an average remaining term of approximately 9 years. To date, our customers have always satisfied their obligations under these agreements. With the exception of our Jewell cokemaking facility, where we mine our own coal, all of our coke sales agreements also provide for the pass-through of actual coal costs, subject to meeting contractual coal-to-coke yields. In addition, the coal cost component of the coke price under the Jewell coke sales agreement reflects a market price for coal based upon third-party coal purchases at the first phase of our Haverhill facility. These features of our coke sales agreements reduce our exposure to coal price changes over the remaining terms of these agreements. In addition, we operate the cokemaking facility in Vitória, Brazil under licensing and operating agreements with affiliates of ArcelorMittal.

Metallurgical coal is the principal raw material for our cokemaking operations. Except for the Jewell cokemaking facility, where we self-source substantially all of the metallurgical coal from our coal mining operations, most of the metallurgical coal used to produce coke at our United States cokemaking facilities is purchased from third parties. We believe there is an ample supply of metallurgical coal available in the United States and worldwide, and we have been able to supply coal to our domestic cokemaking facilities without any significant disruption in coke production. See “Raw Materials” for a more detailed discussion of our coal purchasing requirements and practices.

Our Cokemaking Technology

We believe that our cokemaking facilities enable us to provide our steelmaking customers with high quality coke at an excellent value when compared to what is offered by by-product cokemaking facilities. Our oven design, commonly referred to as non-recovery technology, is fundamentally different than that of by-product coke ovens, the predominant cokemaking method in the United States and globally. Our ovens are designed to combust the coal’s volatile components that are liberated during the cokemaking process, while by-product ovens are designed to “recover” these volatile components to make coal by-products such as coke oven gas, coal tar and light oil. Our ovens are relatively short and wide (approximately 8 feet tall, 15 feet wide and 40 feet long) with a horizontally-oriented coal charge, while by-product ovens, also called “slot” ovens, are relatively tall and narrow (from 13 to 23 feet tall, 18 to 24 inches wide and 40 to 60 feet long) with a vertically-oriented coal charge. The schematic below illustrates general design of our ovens and describes the basic cokemaking process.

The fundamental design differences between our cokemaking ovens and by-product cokemaking ovens enable our technology to improve the economic, environmental and technical performance of cokemaking over by-product coke ovens. As a result of our over 45 years of operational experience and research efforts, we have developed many design improvements to our cokemaking process. Our technological advances, which include numerous proprietary and patented features, have created distinct advantages that improve iron and steelmaking economics and enhance environmental performance. Key competitive features of our cokemaking facilities include:

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Reduced environmental impact. The Clean Air Act Amendments of 1990 specifically directed the EPA to evaluate our heat recovery coke oven technology as a basis for establishing MACT standards for cokemaking facilities. In addition, each of the three cokemaking facilities that we have built since 1990 have either met or exceeded the applicable BACT or LAER standards, as applicable, set forth by the EPA for cokemaking facilities. By-product coke ovens operate under positive pressure and may emit organic hazardous pollutants, such as benzene, arsenic and cyanide, through cracks in the oven refractory or doors. In contrast, our ovens operate under negative pressure, continuously drawing air into the ovens, and thus containing and destroying these organic hazardous pollutants. Before being discharged, flue gas from our ovens is routed to advanced pollution control systems that remove pollutants at high efficiency. Finally, electricity generated using steam from our cokemaking facilities may reduce regional emissions by decreasing the need for electricity produced from other sources, such as coal-fired power plants.

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High quality coke. Coke produced from our technology exhibits a large average coke size, high coke cold strength and consistently high coke strength after reaction, or CSR, values. These measures are important means of evaluating the quality of metallurgical coke. Use of metallurgical coke with higher CSR values enhances iron and steel-making economics by improving blast furnace productivity. For greater detail on coke properties, see “Industry Overview.”

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Simpler design and construction. Our advanced ovens offer a simpler design using just 115 brick shapes in construction, compared with over 1,750 shapes for by-product ovens, thereby reducing construction time and costs.

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Operational flexibility. Compared to by-product ovens, our horizontal oven design allows our ovens to accept almost any type of metallurgical coal, including expanding coal. This coal blend flexibility yields very high quality coke at low cost.

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Lower operating costs. We believe operating costs at our cokemaking facilities are lower than those of other cokemaking facilities owing to the simplicity and reliability of our oven and machinery designs. Our cokemaking facilities also require substantially fewer staff than required by other cokemaking facilities. For example, our Granite City facility employs approximately 85 employees for direct operations and maintenance, whereas a by-product facility of comparable size would require more than 120 employees.

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Efficient energy production. With the construction of our Indiana Harbor cokemaking facility in 1998, we pioneered the development of heat recovery cokemaking. In this modern configuration, the cokemaking process waste heat is routed to heat recovery steam generators that cool the flue gas by extracting heat from the gas stream and generating steam. The cooled flue gas is then routed to advanced emission control systems that remove pollutants at high efficiency before discharging the cleaned flue gas from a main stack. The steam from the heat recovery steam generators can be used to provide process steam for use at adjacent facilities or produce electricity when combined with a cogeneration facility. The schematic below illustrates the basic process flow for one of our modern heat recovery facilities.

A typical heat recovery facility that we designed and operate with 1.1 million tons of coke per year can generate approximately 90 megawatts of electric power per hour. The steam and/or electric power production from our facilities creates almost no incremental environmental pollution.

Coke Customers

We currently sell approximately 3.6 million tons of metallurgical coke annually to three customers in the United States: ArcelorMittal, U.S. Steel and AK Steel. We also operate a cokemaking facility in Brazil that produces approximately 1.7 million tons annually for a Brazilian affiliate of ArcelorMittal. ArcelorMittal represented approximately 69 percent of our total sales revenue for the year ended December 31, 2010. We expect this concentration to decrease to approximately 56 percent when the Middletown facility is at full production in 2012. This reduction also reflects the impact of our recent settlement with ArcelorMittal regarding the Jewell coke sale agreement.

Our coke sales to certain U.S. affiliates of ArcelorMittal, U.S. Steel and AK Steel are under long-term take-or-pay agreements that contain substantial default provisions in the event the customer fails to take the required contract volume. We operate the Vitória, Brazil cokemaking facility under a long-term agreement. See “Cokemaking Facilities” for a more detailed discussion of our coke sales agreements and the operating agreement for the Vitória, Brazil cokemaking facility.

Cokemaking Facilities

In the United States, we own and operate four cokemaking facilities located in Virginia, Indiana, Ohio and Illinois. We are currently constructing a fifth United States cokemaking facility in Ohio. Internationally, we operate a cokemaking facility in Vitória, Brazil. We also have a preferred stock investment in the project company that owns this facility. The following table sets forth information about the cokemaking facilities we own and/or operate:

Facility	Location	Year of Start Up	Number of Coke Ovens	Cokemaking Capacity (thousands of tons)	Use of Waste Heat
Owned and Operated:
Jewell	Vansant, Virginia	1962	142	720	Partially used for thermal coal drying

Indiana Harbor	East Chicago, Indiana	1998	268	1,220	Heat for power generation

Haverhill Phase I	Franklin	2005	100	550	Process steam
Phase II	Furnace, Ohio	2008	100	550	Power generation

Granite City	Granite City, Illinois	2009	120	650	Steam for power generation

Middletown	Middletown, Ohio	2011 (expected)	100	550	Power generation

Total			830	4,240

Operated:
Vitória	Vitória, Brazil	2007	320	1,700	Steam for power generation

Total			1,150	5,940

The following table sets forth the historical coke production by cokemaking facility:

Facility	Cokemaking Capacity	Year Ended December 31					Three Months Ended March 31
		2010	2009(1)	2008	2007	2006	2011	2010
		(thousands of tons)
Owned and operated:
Jewell	720	715	714	722	704	703	174	177
Indiana Harbor	1,220	1,140	1,164	1,214	1,212	1,263	256	281
Haverhill(2)	1,100	1,103	928	690	553	544	267	248
Granite City(3)	650	635	62	—	—	—	164	135
Middletown(4) (under construction)	550	—	—	—	—	—	—	—

Total	4,240	3,593	2,868	2,626	2,469	2,510	861	841

Operated:
Vitória	1,700	1,636	1,263	1,581	1,091	—	364	413

Total	5,940	5,229	4,131	4,207	3,560	2,510	1,225	1,254

(1)

In 2009, the Indiana Harbor and a portion of the Haverhill facilities operated at reduced production levels under interim agreements with ArcelorMittal, in exchange for payment from the customer to compensate for the resulting lost margins from coke and energy sales. Consequently, lower production did not materially affect our financial results. At Vitória, we also operated at lower levels at the customer’s request which reduced our licensing and operating fees but did not impact our preferred dividend income.

(2)	The second phase of the Haverhill facility commenced its operations in July 2008.
(3)	The Granite City cokemaking facility commenced its operations in October 2009.
(4)	The Middletown cokemaking facility is under construction and currently scheduled to commence operations in the fourth quarter of 2011.

Jewell Operations

Our Jewell cokemaking facility is located in Vansant, Virginia on property we own. Coke production began at the Jewell cokemaking facility in 1962 and currently includes 142 coke ovens, all of which were rebuilt between 1989 and 1998. The cokemaking capacity of the Jewell cokemaking facility is approximately 720 thousand tons of coke per year. In contrast to our other cokemaking facilities, Jewell recovers only a small portion of the hot flue gas for use in thermal coal drying and does not use a flue gas desulfurization system.

Substantially all of the metallurgical coal used at our Jewell cokemaking facility is supplied from our coal mining operations. Metallurgical coal is delivered to our Jewell cokemaking facility on a conveyor belt after it is blended at our nearby preparation and blending facilities. The coal supplied to our Jewell cokemaking facility from our coal mining operations is transferred at a price based on coal sales prices to third parties and our other cokemaking facilities.

We sell substantially all of the coke produced at the Jewell cokemaking facility to certain U.S. subsidiaries of ArcelorMittal pursuant to a long-term take-or-pay coke sales agreement that expires in December 2020 (with no renewal rights or obligations). In 2010, we sold 721 thousand tons of the coke we produced at our Jewell cokemaking facility to ArcelorMittal. In addition, we sold approximately 17 thousands tons to our Indiana Harbor cokemaking facility to offset a portion of the production shortfall at this facility.

Under the revised coke sales agreements, entered into in connection with the commercial resolution of a litigation matter concerning the coke price under our Jewell and Haverhill coke sales agreements with ArcelorMittal, effective January 1, 2011, we charge ArcelorMittal for coke at a price per ton of coke that includes the following components:

•	a coal cost component based on the annual third-party coal costs at the first phase of the Haverhill cokemaking facility;

•	an operating cost component which is adjusted annually based upon an index;

•	a fixed cost component;

•	a coke transportation cost component representing the pass-through of the coke transportation costs; and

•	a tax component representing the pass-through of all applicable taxes, excluding property and income taxes.

For the period from January 1, 2008 through December 31, 2010, under the Jewell coke sales agreement, a component of the coke price attributable to coal was equal to the delivered cost of coal applicable to our sales to ArcelorMittal from our Haverhill facility increased by the application of a fixed adjustment factor.

We make coke sales to ArcelorMittal from Jewell on a delivered basis. As a result, we have entered into a long-term coke transportation contract with a major rail carrier that runs concurrently with the coke sales agreement. The coke transportation contract does not contain a minimum volume commitment.

Indiana Harbor Operations

The Indiana Harbor cokemaking facility is located on property owned by ArcelorMittal. ArcelorMittal is required to provide the partnership with, or provide the partnership access to, certain services required to operate the Indiana Harbor cokemaking facility, including rail services, pursuant to a services agreement. Provided that the partnership continues to produce coke at the Indiana Harbor cokemaking facility, the terms of the services agreement remain in effect through the termination of the ground lease.

The Indiana Harbor cokemaking facility is located in East Chicago, Indiana on property leased from ArcelorMittal pursuant to a ground lease which runs to October 1, 2029, with a renewal option. Coke production at the Indiana Harbor cokemaking facility began in 1998 and includes 268 coke ovens with a cokemaking capacity of approximately 1.22 million tons of coke per year. Some ovens and associated equipment at our

Indiana Harbor cokemaking facility are heaving and settling differentially. This differential movement could reduce production at this facility, and has required us to take corrective action on certain ovens, ancillary equipment and structures. As a result of this condition, the facility was unable to meet its contractual minimum coke production level in 2010 and is expected to have a similar shortfall in 2011 and as such, we have contracted for third party coke supply to meet the expected shortfall for 2011. Additionally, production volumes in 2012 and 2013 may be below the contractual minimums. If future shortfalls occur, we will work with our customer to identify other possible supply sources while we implement operating improvements at the facility. We are currently conducting an engineering study at this facility. The preliminary result of the engineering study has determined that a total investment of approximately $50 to $100 million may be required in the 2011 through 2013 timeframe to refurbish the facility. The majority of the spending to complete this refurbishment will take place in 2012 and 2013 and will be contingent on reaching commercially agreeable terms for a long-term contract extension with SunCoke Energy’s customer ArcelorMittal and the third-party investors in the Indiana Harbor operations. In the interim, an oven repair and maintenance program that is consistent with the refurbishment program and that limits further deterioration of the ovens has been implemented. Higher maintenance costs are forecasted to continue until the refurbishment program is completed.

The Indiana Harbor cokemaking facility is owned by a partnership in which affiliates of GE Capital Corporation and DTE Energy Company currently hold a combined 34 percent noncontrolling profit-sharing interest. The third parties’ profit-sharing interests decline to 20 percent in 2016 and then to 10 percent in 2038. One of our subsidiaries is the general partner of the partnership and operates the cokemaking facility on behalf of the partnership.

The partnership purchases substantially all of the metallurgical coal requirements of the Indiana Harbor cokemaking facility from third-party suppliers pursuant to one- to two-year agreements. The purchased coal is delivered to the Indiana Harbor cokemaking facility by multiple rail providers under short-term transportation agreements. Metallurgical coal supplies are received, stored and blended by a coal handling provider pursuant to a coal handling agreement on land subleased to the coal handling provider by the partnership. Subject to a partnership renewal right, the term of the coal handling agreement ends in 2013.

Pursuant to an agreement with an independent power producer, the partnership supplies the hot flue gas produced at the Indiana Harbor cokemaking facility to a contiguous cogeneration plant owned and operated by an independent power producer for use in the generation of steam and electricity. In exchange, the independent power producer reduces the sulfur and particulate content of that hot flue gas to acceptable emission levels. Subject to certain notice and cure rights, in the event that the independent power producer fails to process the flue gas, at the option of the independent power producer, we may acquire or step in and operate certain assets owned by the independent power producer necessary to continue operating the Indiana Harbor cokemaking facility.

The partnership sells substantially all of the coke produced at the Indiana Harbor cokemaking facility to ArcelorMittal (through its main United States subsidiary) under a coke sales agreement that expires at the beginning of October 2013. Under the coke sales agreement, ArcelorMittal is required to purchase on a take-or-pay basis 1.22 million tons of coke annually. If the partnership is unable to meet its supply obligations under the coke sales agreement with ArcelorMittal at the Indiana Harbor cokemaking facility, it is obligated to use commercially reasonable efforts to procure coke which meets the coke quality standards or pay ArcelorMittal for damages related to their procurement of replacement supplies of coke.

Under the coke sales agreement, the partnership charges ArcelorMittal for coke at a price per ton of coke that includes the following components:

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a coal cost component representing the pass-through of coal costs, including transportation and blending services, as adjusted by a coal-to-coke yield standard, determined by periodic yield tests at the facility or as otherwise agreed between the parties;

•	an operating cost component representing the pass-through of the expected costs of operating the facility, including under certain circumstances the sharing of operating cost overages and savings;

•	a fixed cost component; and

•	a tax component reflecting the pass-through of all applicable taxes (excluding income taxes).

The partnership delivers coke directly to ArcelorMittal on a conveyor belt. As a result, the partnership does not have coke transportation agreements.

Each of the coke sales agreement, the agreement with the independent power producer and the coal handling agreement are up for renewal in 2013. With respect to the coke sales agreement, ArcelorMittal has a renewal right at a contract price acceptable to both ArcelorMittal and the partnership. If the coke sales agreement is not renewed, the partnership retains the right to sell coke to third parties, with ArcelorMittal required to provide the services necessary for the partnership to continue operating the facility, including rail access and service, through the expiration of the ground lease (or any renewals). Subject to certain rights of ArcelorMittal under its tolling agreement with the independent power producer, if the partnership and the independent power producer are unable to agree upon a renewal or extension of the partnership’s agreement with the independent power producer, the partnership will have the right to purchase the assets of the independent power producer necessary for the continued operation of the Indiana Harbor cokemaking facility. If the parties are unable to agree upon a renewal of the coal handling agreement, the partnership will have the option to purchase all of the equipment, materials and supplies necessary to perform coal handling and blending services for an historical earnings-based purchase price.

Haverhill Operations

Our Haverhill cokemaking facility is located in Franklin Furnace, Ohio on land we purchased for the development of the project. We developed the facility in two phases. The first phase began coke production in 2005 and consists of 100 ovens and a heat recovery system that produces process steam. The second phase began coke production in July 2008 and consists of an additional 100 ovens and a cogeneration facility for the production of electric energy. In total, the Haverhill cokemaking facility has a cokemaking capacity of 1.1 million tons.

We purchase substantially all of the metallurgical coal requirements for the Haverhill cokemaking facility from third-party suppliers pursuant to one- to two-year agreements. We sell substantially all of the coke we produce at our Haverhill cokemaking facility to two customers under long-term coke sales agreements. Approximately 550 thousand tons of coke per year is sold to certain United States subsidiaries of ArcelorMittal and approximately 550 thousand tons of coke per year is sold to AK Steel. Under their respective coke sales agreements, both ArcelorMittal and AK Steel (through a representative on a coal committee) participate in the selection of the coal blends for the coke operations. Purchased coal is blended and delivered to the facility under long-term agreements with a major railroad. These coal transportation and blending agreements are co-terminous with Haverhill’s coke sales agreements, and require us to meet certain minimum annual volume commitments that are set at levels slightly below the annual capacity of the first phase of the facility. To the extent these commitments are not achieved, the agreements impose deficit charges for the shortfall volume that are based on a percentage of the applicable transportation rate.

We sell one half of the coke produced at the Haverhill cokemaking facility to certain United States subsidiaries of ArcelorMittal pursuant to a long-term take-or-pay coke sales agreement that expires in December 2020 (with no renewal rights or obligations). If we are unable to meet our supply obligations under the coke sales agreement with ArcelorMittal at the Haverhill cokemaking facility, we are obligated to use commercially reasonable efforts to procure coke which meets the coke quality standards or pay ArcelorMittal for damages related to their procurement of replacement supplies of coke. Under the coke sales agreement with ArcelorMittal at the Haverhill cokemaking facility, the price per ton of coke includes the following components:

•	a coal cost component representing a pass through of coal costs, including transportation and blending services, as adjusted by a coal-to-coke yield standard;

•	an operating cost component which is adjusted annually based upon an index;

•	a fixed cost component;

•	a coke transportation component representing the pass-through of coke transportation costs; and

•	a tax component representing the pass-through of all applicable taxes (excluding property and income taxes).

In addition, under the terms of the coke sales agreement, ArcelorMittal is entitled to receive, as a credit to the price of coke, an amount representing a percentage of the realized value of certain applicable nonconventional fuels tax credits, to the extent such credits are available. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for an explanation of these credits. In addition, ArcelorMittal is obligated to reimburse us for a portion of government mandated additional expenditures under certain circumstances.

We make coke sales to ArcelorMittal from Haverhill on a delivered basis. As a result, we have entered into a long-term coke transportation contract with a major rail carrier that runs concurrently with this coke sales agreement. The coke transportation contract contains a minimum volume commitment that is set at a level slightly below the supply obligation under this coke sales agreement. To the extent this commitment is not achieved, the agreement imposes deficit charges for the shortfall volume, which are based on a percentage of the applicable transportation rate.

The hot flue gas from the first phase of the Haverhill cokemaking facility is used to produce steam that is provided to a chemical manufacturing plant owned by Sunoco and is either purchased and used at the chemical manufacturing plant or condensed by Sunoco. See “Commercial Agreements—Steam Agreement” under “Arrangements between Sunoco and our Company.”

We sell one half of the coke produced at the Haverhill cokemaking facility to AK Steel. Subject to certain limited termination rights further described below, our coke sales agreement with AK Steel expires at the end of 2022, with two automatic, successive renewal periods unless a party provides prior written notice to terminate the agreement at the end of the respective term or renewal term. We are required to produce and deliver, and AK Steel is required to purchase, on a take-or-pay basis, approximately 550 thousand tons of coke per year. The coke sales agreement and the energy sales agreement with AK Steel are subject to early termination by AK Steel beginning in November 2014 under limited circumstances and provided that AK Steel has given at least two years notice of its intention to terminate the agreements and certain other conditions are met. If we are unable to meet our supply obligations under the coke sales agreement with AK Steel at the Haverhill cokemaking facility, we are obligated to use commercially reasonable efforts to procure coke that meets the coke quality standards set forth in the coke sales agreement or pay AK Steel for damages related to their procurement of replacement supplies.

Under the coke sales agreement with AK Steel at the Haverhill cokemaking facility, we sold coke at a fixed price during the fourth quarter of 2009 and all of 2010. Beginning January 1, 2011, the price per ton of coke includes the following components:

•	a coal cost component representing a pass-through of coal costs (including transportation and blending services), as adjusted by a coal-to-coke yield standard;

•	an operating cost component representing the pass-through of the expected costs of operating the facility, including under certain circumstances the sharing of operating cost overages and savings;

•	a fixed cost component; and

•	a tax component representing the pass-through of all applicable taxes (excluding income taxes).

In addition, under the terms of the coke sales agreement, AK Steel is entitled to receive credit for an agreed upon portion of any applicable nonconventional fuels tax credits. Coke sales to AK Steel under the Haverhill coke sales agreement are delivered to AK Steel in railcars or trucks at the Haverhill cokemaking facility. AK Steel makes its own arrangements for the transportation of the purchased coke to its blast furnaces.

The second phase of the Haverhill cokemaking facility includes a cogeneration plant that uses the hot flue gas to generate electric power, one half of which is sold to AK Steel at a fixed price under an energy sales agreement and the balance is sold by us into the regional electric power market. The cogeneration plant generates approximately 46 megawatts of electric power per hour on average. The Haverhill cogeneration facility is interconnected to the regional transmission system in the PJM LLC, or PJM, regional transmission operator area. As such, the facility participates in the energy and capacity markets administered by PJM. PJM coordinates the movement of wholesale electricity in all or part of 13 states and the District of Columbia, representing over 163 thousand megawatts of generating capacity, making it the largest centrally dispatched grid in North America.

In August 2009, concurrent with the execution of our current coke sales agreement with AK Steel, we reached mutual agreement with affiliates of OAO Severstal to terminate the 15-year take-or-pay coke sales agreement that was entered into in February 2007, prior to the construction of the second phase of the Haverhill facility.

Granite City Operations

Our Granite City cokemaking facility is located in Granite City, Illinois on property purchased from U.S. Steel for the development of the project. Coke production at the Granite City cokemaking facility began in October 2009 and includes 120 coke ovens with cokemaking capacity of approximately 650 thousand tons of coke.

We purchase substantially all of our metallurgical coal requirements for our Granite City cokemaking facility from third-party suppliers pursuant to one- to two-year agreements. Under our Granite City coke sales agreement with U.S. Steel, U.S. Steel participates (through a representative on a coal committee) in the selection of the coal blends that we use to produce coke at our Granite City cokemaking facility. Purchased coal is first delivered by multiple rail or barge operators under short-term agreements to a nearby coal terminal and blending facility owned by a third party. The individual coals are then blended by the terminal owner and delivered to the Granite City cokemaking facility by truck. The coal handling, blending and coal blend transportation services are provided by the third party terminal owner pursuant to a long-term agreement that is co-terminous with our Granite City coke sales agreement.

We sell substantially all of the coke produced at the Granite City cokemaking facility to U.S. Steel under a coke sales agreement that runs through 2025 (with a five-year renewal at the option of U.S. Steel). Under the coke sales agreement, U.S. Steel is required to purchase on a take-or-pay basis a specified minimum of our coke production from the facility representing substantially all of the coke production from the facility and has an option to purchase any production above such minimum. If we are unable to meet our supply obligations under the Granite City coke sales agreement, we are required to use commercially reasonable efforts to procure coke that meets the coke quality standards or pay U.S. Steel for damages related to their procurement of replacement supplies of coke. Under the coke sales agreement, we produce steam using the flue gases from the coke ovens which is sold at a fixed price to U.S. Steel. If we fail to meet certain steam volume and temperature requirements, we are subject to liquidated damages for the shortfall.

Under the coke sales agreement, the price per ton of coke includes the following components:

•	a coal cost component representing a pass-through of coal costs (including transportation and blending services), as adjusted by a coal-to-coke yield standard;

•	an operating cost component representing the pass-through of the expected costs of operating the facility, including under certain circumstances the sharing of operating cost overages and savings;

•	a fixed cost component; and

•	a tax component representing the pass-through of all applicable taxes (excluding income taxes).

In addition, under the terms of the coke sales agreement, U.S. Steel is entitled to receive, as a credit to the price of coke, an amount representing a percentage of the realized value of certain applicable nonconventional fuels tax credits, to the extent such credits are available. In addition, U.S. Steel is obligated to reimburse us for a portion of government-mandated additional expenditures under certain circumstances.

We deliver coke directly to U.S. Steel on a conveyor belt. As a result, we do not have coke transportation agreements related to our Granite City facility.

Middletown Operations

We expect the Middletown cokemaking facility to cost in the aggregate approximately $410 million and be completed in the fourth quarter of 2011. Expenditures through December 31, 2010 are $242.2 million. We expect that our Middletown cokemaking facility will have cokemaking capacity of approximately 550 thousand tons of coke per year and provide, on average, 44 megawatts of electric power per hour.

We will sell substantially all of the production from our Middletown cokemaking facility to AK Steel pursuant to a coke sales agreement that runs for 20 years from its completion and start up (with successive renewal periods unless otherwise terminated by either party prior to the applicable renewal). Under the coke sales agreement, AK Steel (through a representative on a coal committee) will participate in the selection of the coal blends for the coke operations. Purchased coal will be first delivered by multiple rail or barge operators under short-term agreements to a coal terminal and blending facility owned by a major terminal operator. The individual coals will then be blended by the terminal owner and delivered to the Middletown cokemaking facility by a major rail carrier using dedicated rail cars. Both the coal handling and blending services and coal blend transportation services will be provided pursuant to long-term agreements which are co-terminous with the coke sales agreement. In addition, the coal handling and blending agreement and the coal blend transportation agreement contain minimum volume commitments that are set at levels slightly below the annual capacity of the Middletown cokemaking facility and, if not met, require us to pay deficit charges. If we are unable to meet our supply obligations under the Middletown coke sales agreement, we are obligated to use commercially reasonable efforts to procure coke that meets the coke quality standards or pay AK Steel for damages related to their procurement of replacement supplies.

Under the coke sales agreement, the price per ton of coke includes the following components:

•	a coal cost component coke representing a pass-through of coal costs (including transportation and blending services), as adjusted by a coal-to-coke yield standard;

•	an operating cost component representing the pass-through of the expected costs of operating the facility, including under certain circumstances the sharing of operating cost overages and savings;

•	a fixed cost component; and

•	a tax component representing all applicable taxes (excluding income taxes).

In addition, under the terms of the coke sales agreement, AK Steel is entitled to receive credit for an agreed upon portion of any applicable nonconventional fuels tax credits. Also, under certain circumstances, AK Steel is obligated to reimburse us for certain agreed upon government-mandated additional expenditures.

We will deliver coke directly to AK Steel via conveyor. As a result, we do not have coke transportation agreements related to our Middletown facility.

The Middletown cokemaking facility will include a cogeneration plant that uses the flue gas to generate electric power, all of which will be sold to AK Steel at a fixed price under an energy sales agreement that runs concurrently with the coke sales agreement. The cogeneration plant is expected to generate approximately 44 megawatts of electric power per hour on average. The cogeneration facility will be interconnected to the electric transmission system in the Midwest Independent Transmission System Operator, Inc., or MISO, region and will therefore be able to access the energy market administered by MISO. MISO administers the wholesale electric power markets in 13 states representing 159 thousand megawatts of generating capacity.

Vitória Operations

The Vitória cokemaking facility is located in Vitória, Brazil within the ArcelorMittal Tubarão steelmaking complex. The Vitória cokemaking facility began operating in 2007 and includes 320 coke ovens with cokemaking capacity of approximately 1.7 million tons of coke.

The Vitória cokemaking facility is owned by a project company controlled by a Brazilian affiliate of ArcelorMittal. We hold non-voting, preferred shares in this project company for which, subject to certain operating requirements, we receive a fixed annual dividend of $9.48 million through 2023 guaranteed by the Brazilian affiliate of ArcelorMittal. In addition, we and ArcelorMittal have a put and call option, respectively, on our investment in the project company, which can be exercised in 2024. The option exercise price is $41 million, plus any unpaid dividends and related interest. In addition, we and ArcelorMittal have an early put and call option, respectively, on our investment in the project company in the event ArcelorMittal terminates the operating and maintenance agreement as a result of our default. The option exercise price is $41 million, plus any unpaid dividends and related interest less any damages payable by us to ArcelorMittal under the operating and maintenance agreement.

Pursuant to an operating and maintenance agreement, we operate the Vitória cokemaking facility, which converts coal provided by the Brazilian affiliate of ArcelorMittal into coke and produces steam for electric power generation. The operation and maintenance agreement runs through January 2023, with ongoing five-year renewal terms tied to the production capacity of the Vitória cokemaking facility at the time of each renewal. We also license our proprietary technology to the project company under a licensing agreement. This agreement will run through 2023, subject, in the case of the licensing agreement, to the issuance prior to 2014 of certain patents in Brazil that have been granted in the United States. The coke produced by the Vitória cokemaking facility is shipped via conveyor belt or into railcars. The steam produced by the Vitória cokemaking facility is delivered to the adjacent cogeneration facility wholly owned by the Brazilian affiliate of ArcelorMittal.

Under the operating and maintenance agreement, we are reimbursed on a monthly basis for our budgeted operating expenses and we receive a monthly operating fee based upon coke production at the Vitória cokemaking facility. The monthly operating fee is subject to certain operating and performance metrics which, if we fail to meet them, result in a reduction in the monthly fee. We also receive an additional monthly fee based upon coke production at the Vitória cokemaking facility for use of our technology pursuant to a licensing agreement.

Coal Mining Operations

The coal mines at our existing Jewell underground metallurgical coal mining complex are located in Buchanan County, Virginia and McDowell County, West Virginia. The Jewell coal mining complex currently consists of 11 active underground mines (six company operated, five operated by contractors) operating 14 continuous miner sections, a single preparation plant and a single loadout facility. At our Jewell coal mining complex, we extract metallurgical coal from the Hagy, Kennedy, Red Ash, Splashdam, Jawbone and Tiller seams. The majority of our reserves consist of coal seams ranging in size from two feet to four and a half feet, with the mining height ranging from three and a half feet to six feet. As a result of these relatively “thin” seams, all of our underground mines are operated via the “room and pillar” method and employ continuous mining equipment. We control a significant portion of our coal reserves through private leases. Substantially all of the leases are “life of mine” agreements that extend our mining rights until all reserves have been recovered. These leases convey mining rights to us in exchange for royalties and/or fixed fee payments.

All of the raw coal produced at our Jewell coal mines is trucked to the central preparation plant. The trucking distance to the preparation plant varies by mine but averages approximately 20 miles. The raw coal is then processed through the 800 ton-per-hour preparation plant before it is shipped to our customers via rail, or transported to our adjacent Jewell cokemaking facility via conveyor. The rail loadout facility can load approximately 5,000 tons of coal per day.

Eighty-two percent of the coal we sold in 2010 was used at our Jewell cokemaking facility and 18 percent was used at our other domestic cokemaking facilities.

In late 2009 we engaged Marshall Miller & Associates, Inc., a leading mining engineering firm, to conduct a new and comprehensive study to determine our proven and probable reserves for our existing coal mines. The firm confirmed that we control proven and probable coal reserves of at least 85 million tons as of December 31, 2010. The firm is continuing its work on additional coal seams and is expected to provide us with its evaluation of our proven and probable coal reserves for those additional seams during the third quarter of 2011.

Without the addition of more coal reserves, we expect that our current reserves will sustain production levels, including productions from the HKCC Companies and the additional production from our previously announced expansion, through 2062. An expansion plan is underway that we expect will increase our coal production from our underground mines. Reflecting existing tightness in the Appalachian labor market and, to a lesser degree, lower yields from newly developed mine seams, the Company now expects to increase annualized production by approximately 350,000 tons in 2012 and to reach a 500,000 ton annualized increase by mid-2013. This would increase the annualized rate of coal sales to two million tons by mid-2013. We expect capital outlays for this project, primarily for new mining equipment, to total approximately $25 million, of which $10 million is expected to be spent in 2011. In early June 2011, we entered into a series of coal transactions with Revelation. Under a contract mining agreement, Revelation will mine certain coal reserves at our Jewell coal mining operations that are not included in our current proven and probable reserve estimate. This coal will be mined, subject to the satisfaction of certain conditions, over a three-year period beginning in 2012 and is expected to produce approximately 1.3 million tons of predominantly metallurgical coal over such period. In addition, we intend to build a state-of-the-art rapid train coal loading facility in the proximity of our Jewell coal mining operations at an expected cost of approximately $20 million, of which $6 million is expected to be spent in 2011. Once completed, the throughput capacity of the loadout facility will be 2.6 million tons per year. The loadout facility will be operated by Revelation and rail service will be provided by Norfolk Southern.

Acquisition of the HKCC Companies.

In January 2011, we acquired the HKCC Companies, based in Honaker, VA, for approximately $52 million, including working capital and contingent consideration. The HKCC Companies have proven and probable coal reserves totaling 21 million tons located in Russell and Buchanan Counties in Virginia, contiguous to our existing metallurgical coal mining complex. The HKCC Companies have two active underground mines, one active surface mine, one active high wall mine, two preparation plants (one 200 and one 500 ton per hour), and three loadout facilities. All of these operations at HKCC are currently operated by contractors.

The HKCC Companies have extracted metallurgical coal from the Kennedy, Red Ash and Jawbone seams and metallurgical coal and high quality steam coal from the Upper and Lower Banner seams. The majority of the reserves of the HKCC Companies consist of coal seams ranging in size from two and one half feet to three feet, with the mining height ranging from three and one half to four feet. These mines collectively are producing 250 thousand to 300 thousand tons of coal annually. Current production volumes are contracted for sale through 2011. We are currently integrating the operations of the HKCC Companies into our other Jewell mining operations.

All of the raw coal produced at the HKCC Companies’ mines is trucked to one of the two preparation plants on the HKCC Companies’ property or to the preparation plant at our Jewell coal mining operations. The trucking distance to the HKCC Companies’ preparation plants averages two to four miles, and is approximately twenty miles to the Jewell preparation plant. The clean coal processed is then loaded into rail cars at one of the three loadout facilities at the HKCC Companies with the maximum clean coal haul of approximately 15 miles. The rail loadout facilities can currently load approximately 3,300 tons per day at one of the loadout facilities and approximately 1,200 tons per day at each of the other two loadout facilities.

Set forth below is a map depicting the properties and facilities of our coal mining operations (including those of the HKCC Companies).

The table below sets forth the proven and probable metallurgical coal reserves at our Jewell coal mining operations as of December 31, 2010:

	Total Demonstrated Reserves (millions of tons)(1)(2)
	Reserves			Tons by Assignment		Tons by Mining Type		Tons by Permit Status		Tons by Property Control
Seam	Total	Proven	Probable	Assigned	Unassigned	Surface	Deep	Permitted	Not Permitted	Owned	Leased
Hagy	0.77	0.59	0.18	0.36	0.41	0.00	0.77	0.36	0.41	0.00	0.77
Middle Splashdam	0.62	0.58	0.04	0.19	0.43	0.19	0.43	0.19	0.43	0.00	0.62
Kennedy	3.11	2.22	0.89	0.32	2.79	0.00	3.11	0.32	2.79	0.00	3.11
Red Ash	22.10	13.75	8.35	3.34	18.76	0.00	22.10	7.40	14.70	0.00	22.10
Jawbone Rider	5.61	1.82	3.79	0.00	5.61	0.00	5.61	0.00	5.61	0.00	5.61
Jawbone	39.18	21.39	17.78	6.24	32.93	0.00	39.18	8.32	30.86	0.00	39.18
Tiller	13.31	9.25	4.07	5.27	8.04	0.00	13.31	9.10	4.21	0.00	13.31

Grand Total	84.71	49.60	35.10	15.73	68.98	0.19	84.52	25.70	59.01	0.00	84.71

(1)	All tons are recoverable, reserve tons utilizing appropriate mine recovery, wash recovery at 1.50 float, preparation plant efficiency, and moisture factors.
(2)	Amounts may not add to totals due to rounding.

The table below sets forth a summary of the proven and probable metallurgical coal reserves of the HKCC Companies as of October 31, 2010:

	Total Demonstrated Reserves (millions of tons)(1)(2)
	Reserves			Tons by Assignment		Tons by Mining Type		Tons by Permit Status		Tons by Property Control
Seam	Total	Proven	Probable	Assigned	Unassigned	Surface	Deep	Permitted	Not Permitted	Owned	Leased
Upper Banner	0.08	0.07	0.01	0.08	0.00	0.08	0.00	0.00	0.08	0.00	0.08
Lower Banner	3.23	2.20	1.04	3.23	0.00	1.81	1.42	0.05	3.18	0.03	3.20
Kennedy	3.37	2.98	0.39	3.37	0.00	0.18	3.19	0.66	2.72	0.04	3.33
Red Ash	4.10	3.75	0.35	4.10	0.00	0.00	4.10	0.00	4.10	0.00	4.10
Jawbone 1 & 2 Merged	8.94	7.98	0.96	8.94	0.00	0.00	8.94	0.00	8.94	0.00	8.94
Jawbone 1, 2 & 3 Merged	1.28	1.28	0.00	1.28	0.00	0.00	1.28	0.00	1.28	0.00	1.28
Jawbone 2 & 3 Merged	0.26	0.25	0.01	0.26	0.00	0.00	0.26	0.00	0.26	0.00	0.26

Grand Total	21.27	18.51	2.75	21.27	0.00	2.07	19.19	0.71	20.56	0.07	21.19

(1)	All tons are recoverable, reserve tons utilizing appropriate mine recovery, wash recovery at 1.50 float, and moisture factors.
(2)	Amounts may not add to totals due to rounding.

The table below sets forth the historical amount of coal produced at our coal mining operations:

	Coal Production (thousands of tons)
Mine	Years Ended December 31					Three Months Ended March 31
	2010	2009	2008	2007	2006	2011(1)	2010
Company Operated Mines	878	823	879	824	753	219	238
Contractor Operated Mines	226	311	300	396	426	116	73

Total	1,104	1,134	1,179	1,220	1,179	335	311

(1)	These amounts include coal production of the HKCC Companies, which we acquired in January 2011.

Metallurgical Coal Characteristics

Our coal mining operations have historically produced a mid-volatility metallurgical coal that we believe has highly desirable coking properties. Most steelmakers require the blending of multiple metallurgical coals, up to eight or more in some cases, to meet coke quality requirements and avoid overexpansion of the coal blend in their coke ovens. Coal expansion can exert pressure on by-product coke ovens causing wall cracking or catastrophic failures. However, this coal can be used as a single coal blend to make high quality coke and is a contracting coal. When heated, this coal contracts and therefore does not place pressure on coke battery walls. This coal also possesses other favorable properties generally preferred by customers. Although sulfur content can vary by seam, the average sulfur content of our coal varies between 0.7 percent and 1.0 percent. The ash content in our coal averages between 5.0 percent and 9.5 percent, and the volatile content of our coal ranges between 22 percent and 25 percent.

The high volatile A and high volatile B metallurgical coals of the HKCC Companies can be blended with the mid-volatility coal produced by our existing coal mining operations. Coal produced from the mining operations of the HKCC Companies is currently fully contracted in 2011, including limited tonnage to another Jewell affiliate which is blended with our existing coal production for use at our Jewell and other domestic cokemaking facilities. In the future it will likely be sold to third parties at fixed annual prices based on the prevailing market or may continue to be blended in limited quantities with our existing coal production for subsequent sale to third parties or for use at our Jewell and other domestic cokemaking facilities. See “Industry Overview” for more information on coal quality parameters and their effect on resulting coke quality.

Raw Materials

Metallurgical coal is the principal raw material for our cokemaking operations. Each ton of coke produced at our facilities requires approximately 1.4 tons of metallurgical coal. We currently purchase about 4.6 million tons per year of metallurgical coal from third parties for our domestic coke production in addition to mining approximately 1.1 million tons of coal annually primarily for internal use at our Jewell cokemaking facility.

Coal from third parties is generally purchased on an annual basis via one- to two-year contracts with costs passed through to our customers in accordance with the applicable coke sales agreements. From time to time, shortfalls in deliveries by coal suppliers require us to procure supplemental coal volumes. As with typical annual purchases, the cost of these supplemental purchases is also passed through to our customers.

While we generally pass coal costs through to our coke customers, all of our contracts include some form of coal-to-coke yield standard. To the extent that our actual yields are less than the standard in the contract, we are at risk for the cost of the excess coal used in the cokemaking process. Conversely, to the extent actual yields are higher than contractual standards, we are able to realize gains.

We currently have two existing coal purchase contracts, totaling approximately 580 thousand tons, which extend past 2011. Most contract decisions are made through a coal committee structure with customer participation. The customer can generally exercise an overriding vote on most coal procurement decisions.

Transportation and Freight

For inbound transportation of coal purchases, our facilities that access a single rail provider have long-term transportation, and where necessary, coal-blending agreements that run concurrently with the associated coke sales agreement for the facility. At facilities with multiple transportation options, including rail and barge, we enter into short-term transportation contracts from year to year. For coke sales, the point of delivery varies by agreement and facility. The point of delivery for coke sales to subsidiaries of ArcelorMittal from our Jewell and Haverhill cokemaking facilities is generally designated by the customer and shipments are made by railcar under long-term transportation agreements held by us. All delivery costs are passed through to the customers. Sales to AK Steel from our Haverhill cokemaking facility are made with the customer arranging for transportation. At our Indiana Harbor and Granite City cokemaking facilities, coke is delivered primarily by a conveyor belt leading to the customer’s blast furnace.

Financial Reporting

We report our business results in four main business segments: Jewell Coke, Other Domestic Coke, International Coke and Coal Mining. Our Jewell Coke segment consists of our Jewell cokemaking facility. Our Other Domestic Coke segment includes our three other domestic cokemaking facilities. In our International Coke segment, we operate a cokemaking facility in Vitória, Brazil. Our Coal Mining segment operates metallurgical coal mines and associated facilities that primarily supply our Jewell cokemaking facility. In addition, we will include in the Coal Mining segment the results of the HKCC Companies that we acquired in January 2011 from the date of acquisition. For additional information regarding these business segments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and note 14 to our combined financial statements contained elsewhere in this prospectus.

Properties

We own the following real property:

•

Approximately 66 acres in Vansant (Buchanan County), Virginia, on which the Jewell cokemaking facility is located, along with an additional approximately 2,550 acres including the offices, warehouse and support buildings for our Jewell coal and coke affiliates located in Buchanan County, Virginia, as well as other general property holdings and unoccupied land in Buchanan County, Virginia and McDowell County West Virginia. In addition, we own the certain mineral rights on approximately 1,650 acres of property in Buchanan, Dickenson and Wise Counties, Virginia.

•

Approximately 250 acres in Russell County, Virginia owned by the HKCC Companies, which include a warehousing facility, two coal preparation plants and certain coal loadout facilities as well as unoccupied land.

•	Approximately 400 acres in Franklin Furnace (Scioto County), Ohio, on which the Haverhill cokemaking facility (both the first and second phases) is located.

•

Approximately 41 acres in Granite City (Madison County), Illinois, adjacent to the U.S. Steel Granite City Works facility, on which the Granite City cokemaking facility is located. Upon the earlier of ceasing production at the facility or the end of 2044, U.S. Steel has the right to repurchase the property, including the facility, at the fair market value of the land. Alternatively, U.S. Steel may require us to demolish and remove the facility and remediate the site to original condition upon exercise of its option to repurchase the land.

•	Approximately 250 acres in Middletown (Butler County), Ohio near AK Steel’s Middletown Works facility, on which the Middletown cokemaking facility is being constructed.

We lease the following real property:

•

Approximately 88 acres of land located in East Chicago (Lake County), Indiana, on which the Indiana Harbor cokemaking facility is located and, through a sublease, the coal handling and blending facilities that service the Indiana Harbor cokemaking facility. The leased property is inside ArcelorMittal’s Indiana Harbor Works facility and is part of an enterprise zone.

•	Approximately 22 acres of land located in Buchanan County, Virginia, on which one of our coal preparation plants is located.

•

Our former corporate headquarters located in Knoxville, Tennessee, under a ten year lease which commenced in 2007. Beginning in the second quarter of 2011, concurrent with our move to Lisle, Illinois this space was subleased to another tenant for the remainder of the lease term, although we remain directly liable to the landlord under the original lease.

•	Our corporate headquarters is located in leased office space in Lisle, Illinois under an 11-year lease that commenced in 2011.

In addition, through our Jewell coal affiliates and the HKCC Companies, we lease small parcels of land, mineral rights and coal mining rights for approximately 127 thousand acres of land in Buchanan and Russell Counties, Virginia and McDowell County, West Virginia. Substantially all of the leases are “life of mine” agreements that extend our mining rights until all reserves have been recovered. These leases convey mining rights to us in exchange for payment of certain royalties and/or fixed fees. We use internal land managers and attorneys to perform title reviews on properties prior to obtaining coal leases. When we acquired the HKCC Companies, title reviews on the major leases were performed by an independent land management consultant familiar with the properties. For additional information on our properties, see “—Cokemaking Facilities” and “—Coal Mining Operations.”

Employees

As of April 30, 2011, we have approximately 980 employees in the United States. Approximately 320, or 33 percent, of our domestic employees, principally at our cokemaking operations, are currently represented by the United Steelworkers under various contracts. The collective bargaining agreements with respect to our Indiana Harbor and Haverhill cokemaking facilities expire on September 1, 2012 and November 1, 2012, respectively, and an agreement concerning our Granite City cokemaking facility is under negotiation. As of April 30, 2011, we have approximately 200 employees at the cokemaking facility in Vitória, Brazil, all of whom are represented by a union under an agreement that expires on October 31, 2011.

Safety

We are committed to maintaining a safe work environment and ensuring strict environmental compliance across all of our operations as the health and safety of our employees and the communities in which we operate are critical to our success. We believe that we employ best practices and conduct continual training programs well in excess of regulatory requirements to ensure that all of our employees are focused on safety. Furthermore, we are in the process of implementing a structured safety and environmental process that provides a robust framework for managing and monitoring safety and environmental performance.

We have consistently operated our metallurgical coke operations within or near the top quartile for the U.S. Occupational Safety and Health Administration’s recordable injury rates as measured and reported by the American Coke and Coal Chemicals Institute. Historically, our coal mining operations have been among the safest in the United States, consistently operating in the first quartile for the MSHA recordable injury rates for underground bituminous coal mining. We have also won the Sentinels of Safety award for 2008 from the MSHA for having the mine with the most employee hours worked without experiencing a lost-time injury.

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, requires the disclosure of certain information relating to citations or orders for violations of standards under the Mine Act. The following disclosures respond to that legislation. While we believe the following disclosures meet the requirements of the Dodd-Frank Act, it is possible that any rulemaking by the SEC will require disclosures to be presented in a form that differs from the following.

Whenever MSHA believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation which describes the violation and fixes a time within which the operator must abate the violation. In these situations, MSHA typically proposes a civil penalty, or fine, as a result of the violation, that the operator is ordered to pay. In evaluating the below information regarding mine safety and health, investors should take into account factors such as: (1) the number of citations and orders will vary depending on the size of a coal mine, (2) the number of citations issued will vary from inspector to inspector and mine to mine, and (3) citations and orders can be contested and appealed, and during that process are often reduced in severity and amount, and are sometimes dismissed.

Responding to the Dodd-Frank Act legislation, we report that, for the three months ended March 31, 2011, we have received no written notice from MSHA of: (1) a flagrant violation under section 110(b)(2) of the Mine

Act for failure to make reasonable efforts to eliminate a known violation of a mandatory safety or health standard that substantially proximately caused, or reasonably could have been expected to cause, death or serious bodily injury; (2) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under section 104(e) of the Mine Act; or (3) the potential to have such a pattern. There were no mining-related fatalities during the three months ended March 31, 2011.

The following tables present the additional information that is required by the Dodd-Frank Act for each mine during the three months ended March 31, 2011 and during the year ended December 31, 2010, respectively. The mine data retrieval system maintained by MSHA may show information that is different than what is provided herein. Any such difference may be attributed to the need to update that information on MSHA’s system and/or other factors. All section references in the table refer to provisions of the Mine Act.

Alleged Citations, Orders and Violations and

Proposed Assessments and Legal Proceedings by Mine(1)

for the Three Months Ended March 31, 2011

Mine Identification Number	Mine Name	Section 104 Significant and Substantial Citations(2)	Section 104(b) Orders(3)	Section 104(d) Citations and Orders(4)	Section 110(b)(2) Violations (5)	Section 107(a) Orders(6)	Total Proposed Assessments (Dollars in thousands)(7)	Legal Proceeding(8)
4406499	Dominion 7	22	—	3	—	1	$12	1
4406718	Dominion 26	8	—	—	—	—	15	2
4406748	Dominion 30	15	—	1	—	—	12	4
4406759	Dominion 36	44	—	7	—	2	59	7
4406839	Dominion 34	17	—	—	—	—	13	2
4407220	Dominion 44	15	—	—	—	—	10	—
4400649	Preparation Plant 2	—	—	—	—	—	—	—
4407058	Heavy Equipment Shop	—	—	—	—	—	—	—
4406716	Central Shop	—	—	—	—	—	—	—

Total		121	—	11	—	3	$121	16

Alleged Citations, Orders and Violations and

Proposed Assessments and Legal Proceedings by Mine(1)

for the Year Ended December 31, 2010

Mine Identification Number	Mine Name	Section 104 Significant and Substantial Citations(2)	Section 104(b) Orders(3)	Section 104(d) Citations and Orders(4)	Section 110(b)(2) Violations (5)	Section 107(a) Orders(6)	Total Proposed Assessments (Dollars in thousands)(7)	Legal Proceeding(8)
4406499	Dominion 7	92	1	7	—	—	$180	23
4406718	Dominion 26	96	—	—	—	—	82	21
4406748	Dominion 30	86	—	3	—	—	109	26
4406759	Dominion 36	172	2	—	—	—	230	72
4406839	Dominion 34	25	—	—	—	—	38	12
4407220	Dominion 44	20	—	—	—	—	6	—
4400649	Preparation Plant 2	16	—	—	—	—	9	1
4407058	Heavy Equipment Shop	—	—	—	—	—	—	—
4406716	Central Shop	3	—	—	—	—	1	—

Total		510	3	10	—	—	$655	155

(1)

The foregoing tables do not include the following: (i) facilities which have been idle or closed unless they received a citation or order issued by MSHA, (ii) permitted mining sites where we have not begun operations, or (iii) mines that are operated on our behalf by contractors who hold the MSHA numbers and have the MSHA liabilities.

(2)	Alleged violations of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.
(3)	Alleged failures to totally abate a citation within the period of time specified in the citation.
(4)	Alleged unwarrantable failure (i.e., aggravated conduct constituting more than ordinary negligence) to comply with a mining safety standard or regulation.
(5)	Alleged flagrant violations issued.
(6)	Alleged conditions or practices which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated.
(7)	Amounts shown include assessments proposed during the three months ended March 31, 2011 or the year ended December 31, 2010, as applicable, on the citations and orders reflected in these tables.
(8)

This number reflects legal proceedings initiated during the three months ended March 31, 2011 or the year ended December 31, 2010, as applicable, which remain pending before the Federal Mine Safety and Health Review Commission, or the FMSHRC, as of March 31, 2011 or December 31, 2010, as applicable. The FMSHRC has jurisdiction to hear not only challenges to citations, orders, and penalties but also certain complaints by miners. The number of “pending legal actions” reported here pursuant to Section 1503(a)(3) of the Dodd-Frank Act reflects the number of contested citations, orders, penalties or complaints for which the FMSHRC has assigned a docket number and which remain pending as of March 31, 2011 or December 31, 2010, as applicable.

Research and Development and Intellectual Property and Proprietary Rights

Our research and development program seeks to develop promising new technologies for cokemaking as well as improvements to our heat recovery processes. Over the years, this program has produced numerous patents related to our heat recovery coking design and operation, including patents for pollution control systems, oven pushing and charging mechanisms, oven flue gas control mechanisms and various others. In all, we have ten active patents with expiration dates ranging from one year to nearly nineteen years.

For those cokemaking facilities where we do not own 100 percent of the entity owning the cokemaking facility (Indiana Harbor and Vitória, Brazil), we have licensing agreements in place for the entity’s use of our technology. At Indiana Harbor, we receive no payment for the licensing rights. At Vitória, we receive a licensing fee that is payable in conjunction with the operation of the facility. In the future and especially in international markets, we may develop projects under similar structures where we do not own 100 percent of the facility but operate the facility and license our technology in exchange for fees.

Competition

Cokemaking

The metallurgical cokemaking business is highly competitive. Most of the world’s coke production capacity is owned by integrated steel companies utilizing by-product coke oven technology. The international merchant coke market is largely supplied by Chinese producers.

Current production from our cokemaking business is largely committed under long-term contracts; therefore, competition mainly affects our ability to obtain new contracts supporting development of additional cokemaking capacity, both in the United States and internationally. The principal competitive factors affecting our cokemaking business include coke quality and price, technology, reliability of supply, proximity to market, access to metallurgical coals, and environmental performance. Competitors include by-product coke oven engineering and construction companies, other merchant coke producers and competitors that have developed and are attempting to develop non-recovery and heat recovery cokemaking technology. Specifically, Chinese and Indian companies have successfully designed and built non-recovery and heat recovery facilities in China and India for local steelmakers. Some of these design firms operate only on a local or regional basis while others, such as certain Chinese, German and Italian design companies, operate globally.

There are also technologies being developed or in the process of commercialization that seek to produce carbonaceous substitutes for coke in the blast furnace or molten iron without a blast furnace (alternative ironmaking techniques). We monitor the development of competing technologies, and it is unclear to us at this time whether these technologies will be successful in commercialization.

We believe we are well-positioned to compete with other coke producers given that our proven, industry-leading technology with many proprietary features allows us to construct cokemaking facilities that, when compared to other proven technologies, produce virtually no organic hazardous air pollutants, produce consistently high quality coke and produce ratable quantities of heat that can be utilized as industrial grade steam or converted into electrical power.

Coal Mining

During the last several years, the U.S. coal industry has experienced increased consolidation. Many of our competitors in the domestic coal industry have significantly greater financial resources than we do. Intense competition among coal producers may impact our ability to retain or attract customers and adversely affect our future revenues and profitability.

Domestic demand for, and the price of, our coal depends primarily upon metallurgical coal consumption patterns of the domestic steel industry. The economic stability of the domestic steel industry has a significant effect on the demand for metallurgical coal and the level of competition among metallurgical coal producers. Instability in the domestic steel industry resulting in a decline in the metallurgical coal market could materially and adversely affect our future revenues and profitability. The principal competitive factors affecting our coal business include coal quality and characteristics, price, reliability of supply and transportation cost.

Legal and Regulatory Requirements

The following discussion summarizes the principal legal and regulatory requirements that we believe may significantly affect us.

Permitting and Bonding

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Permitting Process for Coal Mining Operations. The U.S. coal mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mine environmental condition of the permit area. This work includes surveys of cultural resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures and coal that we intend to mine. We develop mine and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mine and reclamation plan incorporates the provisions of the Surface Mining Control and Reclamation Act of 1977, or SMCRA, state programs and the complementary environmental programs that impact coal mining. Also included in the permit application are documents defining ownership and agreements pertaining to coal, minerals, oil and gas, water rights, rights of way and surface land and documents required of the Office of Surface Mining Reclamation and Enforcement’s, or OSM’s, Applicant Violator System. Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness and technical review. Public notice of the proposed permit is given for a comment period before a permit can be issued. Some SMCRA mine permits take over a year to prepare, depending on the size and complexity of the mine and often take six months to two years to be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has the right to comment on and otherwise engage in the permitting process, including through public hearings and intervention in the courts.

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Bonding Requirements. Before a SMCRA permit is issued, a mine operator must submit a bond or other form of financial security to guarantee the payment and performance of certain long-term mine closure and reclamation obligations. The costs of these bonds or other form of financial security have fluctuated in recent years, and the market terms of surety bonds generally have become more unfavorable to mine operators. Surety providers are requiring greater amounts of collateral to secure a bond, which has required us to provide increasing quantities of cash to collateralize bonds or other form of financial security to allow us to continue mining. These changes in the terms of the bonds have been accompanied, at times, by a decrease in the number of companies willing to issue surety bonds. As of March 10, 2011, we have posted an aggregate of approximately $24 million in surety bonds or other forms of financial security for reclamation purposes.

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Permitting Process for Cokemaking Facilities. The permitting process for our cokemaking facilities is administered by the individual states. However, the main requirements for obtaining environmental construction permits are found in the federal regulations. If all requirements are satisfied, a state or local agency produces an initial draft permit. Generally, the facility is allowed to review and comment on the initial draft. After accepting or rejecting the facility’s comments, a draft permit is issued for public review. Typically a notice regarding the issuance of a draft permit is published in a local newspaper or on the internet. The permit and supporting documents are made available for public review and comment. Generally, a public hearing will be scheduled if the project is considered controversial. The EPA also has the opportunity to comment on the draft permit. The state or local agency responds to comments on the draft permit and makes any necessary revisions before a final construction permit is issued. A construction permit allows construction and commencement of operations of the facility and is generally valid for 18 months. Construction must start during this period. Some states allow this period to be extended in certain situations.

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Air quality. Facilities that are major emitters of hazardous air pollutants must employ MACT standards. Specific MACT standards apply to door leaks, charging, oven pressure, pushing, and quenching. Certain MACT standards for new cokemaking facilities were developed using test data from our own Jewell cokemaking facility.

Under applicable federal air quality regulations, permitting requirements differ, depending upon whether the cokemaking facility will be located in an “attainment” area—i.e., one that meets the national ambient air quality standards, or NAAQS for certain pollutants, or in a “non-attainment” area:

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In an attainment area, the facility must install air pollution control equipment or employ BACT. The facility must demonstrate, using air dispersion modeling, that the area will still meet NAAQS after the facility is constructed. An “additional impacts analysis” must be performed to evaluate the effect of the new facility on air, ground, and water pollution.

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In a non-attainment area, the facility must install air pollution control equipment or employ procedures that meet LAER standards. LAER standards are the most stringent emission limitation demonstrated by existing facilities or agreed to (unless demonstrated to be unachievable) by similar new facilities. Cost is generally not considered as part of a LAER analysis. Emissions of any pollutant in a non-attainment area must be offset by emission reductions obtained from existing sources located in the vicinity of the facility.

Two new and more stringent NAAQS for ambient nitrogen dioxide and sulfur dioxide went into effect in 2010. These new standards have two impacts on permitting: (1) demonstrating compliance using dispersion modeling from a new facility will be more difficult and (2) many areas of the country will become non-attainment areas. New facilities in those areas will have to obtain offsets and will have to install air pollution control equipment or employ procedures that meet LAER standards. In May 2010, the EPA finalized a new rule requiring a new facility that is a major source of greenhouse gases (primarily carbon dioxide from our facilities) to install equipment or employ BACT procedures. Currently, there is little information on what may be acceptable as BACT to control greenhouse gases.

Several states have additional requirements and standards for compounds other than those in federal rules. Many states have lists of “air toxics” with emission limitations determined by dispersion modeling. States also often have specific regulations that deal with visible emissions, odors, and nuisance. In some cases, the state delegates some or all of these functions to local agencies

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Wastewater. Our heat recovery cokemaking technology does not produce process wastewater as typically associated with by-product cokemaking. Our cokemaking facilities generally do not require a wastewater discharge permit other than, in some situations, a storm water permit.

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Solid waste. The primary solid waste product from our heat recovery cokemaking technology is calcium sulfate from the flue gas desulfurization operation, which is generally taken to a landfill. The process does not generate significant quantities of hazardous waste. The facilities are typically considered conditionally exempt small quantity generators of hazardous waste.

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U.S. Endangered Species Act. The Endangered Species Act and certain counterpart state legislations are intended to protect species whose populations allow for categorization as either endangered or threatened. With respect to obtaining mining permits or for permitting additional cokemaking facilities, protection of endangered or threatened species may have the effect of prohibiting, limiting the extent or causing delays that may include permit conditions on the timing of, soil removal, timber harvesting, road building and other mining or agricultural activities in areas containing the associated species. Based on the species that have been identified on our properties and the current application of these laws and regulations, we do not believe that they are likely to have a material adverse effect on our operations.

Regulation of Operations

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Clean Air Act. The Clean Air Act and similar state laws and regulations affect our coal mining and cokemaking operations, primarily through permitting and/or emissions control requirements relating to particulate matter and SO2 control. The Clean Air Act imposes stringent limits on air emissions with a federally mandated operating permit program and civil and criminal enforcement sanctions. The Clean Air Act air emissions programs that may affect our operations, directly or indirectly, include, but are not limited to: the Acid Rain Program; NOx SIP Call; the Clean Air Interstate Rule; MACT emissions limits for hazardous air pollutants; the Regional Haze Program; New Source Performance Standards, or NSPS; and New Source Review. Coal contains impurities, such as sulfur, mercury and other constituents, many of which are released into the air when coal is burned. The Clean Air Act and similar legislation regulate these emissions and therefore affect demand for our coal. It is possible that more stringent NAAQS for particulate matter, nitrogen oxide, sulfur dioxide and/or ozone, will directly impact our mining operations by requiring additional controls of emissions from our mining equipment and vehicles. If the areas in which our mines and coal preparation plants are located suffer from extreme weather events such as droughts, or are designated as non-attainment areas, we could be required to incur significant costs to install additional emissions control equipment, or otherwise change our operations and future development. In September 2009, the EPA adopted new NSPS rules tightening and adding additional particulate matter emissions limits for coal preparation and processing plants constructed, reconstructed or modified after April 28, 2008. The Clean Air Act requires, among other things, the regulation of hazardous air pollutants through the development and promulgation of various industry-specific MACT standards. Our cokemaking facilities are subject to two categories of MACT standards. The first category applies to pushing and quenching. The EPA is required to make a risk-based determination for pushing and quenching emissions and determine whether additional emissions reductions are necessary from this process by 2011. The EPA has yet to publish or propose any residual risk standards from these operations; therefore, the impact cannot be estimated at this time. The second category of MACT standards applicable to our cokemaking facilities applies to emissions from charging and coke oven doors.

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Clean Water Act of 1972. The Clean Water Act of 1972, or CWA, affects our operations by requiring effluent limitations and treatment standards for waste water discharge through the National Pollutant Discharge Elimination System, or NPDES. Regular monitoring, reporting requirements and performance standards are requirements of NPDES permits that govern the discharge of pollutants into water. Section 404 of the CWA requires mining companies to obtain U.S. Army Corps of Engineers permits to place material in streams for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. States are empowered to develop and enforce “in stream” water quality standards. These standards are subject to change and must be approved by the EPA. Discharges must either meet state water quality standards or be authorized through available regulatory processes such as alternate standards or variances. “In stream” standards vary from state to state. Additionally, through the CWA Section 401 certification program, states have approval authority over federal permits or licenses that might result in a discharge to their waters. States consider whether the activity will comply with their water quality standards and other applicable requirements in deciding whether or not to certify the activity. Total Maximum Daily Load, or TMDL, regulations established a process by which states designate stream segments as impaired (not meeting present water quality standards). Industrial dischargers, including coal mines, may be required to meet new TMDL effluent standards for these stream segments. States are also adopting anti-degradation regulations in which a state designates certain water bodies or streams as “high quality/exceptional use.” These regulations would restrict the diminution of water quality in these streams. Waters discharged from coal mines to high quality/exceptional use streams may be required to meet additional conditions or provide additional demonstrations and/or justification. In general, these CWA requirements could result in higher water treatment and permitting costs or permit delays, which could adversely affect our coal production costs or efforts.

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Resource Conservation and Recovery Act. We may generate wastes, including “solid” wastes and “hazardous” wastes that are subject to the Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, although certain mining and mineral beneficiation wastes and certain wastes derived from the combustion of coal currently are exempt from regulation as hazardous wastes under RCRA. The EPA has limited the disposal options for certain wastes that are designated as hazardous wastes under RCRA. Furthermore, it is possible that certain wastes generated by our operations that currently are exempt from regulation as hazardous wastes may in the future be designated as hazardous wastes, and therefore be subject to more rigorous and costly management, disposal and clean-up requirements.

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Mine Improvement and New Emergency Response Act of 2006. Administered by the MSHA, the Mine Improvement and New Emergency Response Act of 2006, or the Miner Act, has increased significantly the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. There also has been a dramatic increase in the dollar penalties assessed for citations issued. The Miner Act requires installation of wireless, two-way communication systems for miners, and mine operators must have the ability to track the location of each miner at work in an underground mine.

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Use of Explosives. Our limited surface mining operations are subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to strict regulatory requirements established by four different federal regulatory agencies.

Reclamation and Remediation

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Surface Mining Control and Reclamation Act of 1977. The Surface Mining Control and Reclamation Act of 1977, or SMCRA, which is administered by OSM, established comprehensive operational, environmental, reclamation and closure standards for all aspects of U.S. surface mining as well as many aspects of deep mining. Mine operators must obtain SMCRA permits and permit renewals for mining operations from the OSM. Where state regulatory agencies have adopted federal mining programs under SMCRA, the state becomes the regulatory authority. States that operate federally approved state programs may impose standards that are more stringent than the requirements of SMCRA and OSM’s regulations and, in many instances, have done so. SMCRA permit provisions include requirements for coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation. Permitting under SMCRA generally has become more difficult in recent years, which adversely affects the cost and availability of coal. The Abandoned Mine Land Fund, which is part of SMCRA, requires a fee on all coal produced in the U.S. The proceeds are used to rehabilitate lands mined and left unreclaimed prior to August 3, 1977 and to pay health care benefit costs of orphan beneficiaries of the Combined Fund. The fee was $0.35 per ton of surface-mined coal and $0.15 per ton of deep-mined coal, effective through September 30, 2007. Pursuant to the Tax Relief and Health Care Act of 2006, from October 1, 2007 through September 30, 2012, the fee is $0.315 per ton of surface-mined coal and $0.135 per ton of underground mined coal. From October 1, 2012 through September 30, 2021, the fee will be reduced to $0.28 per ton of surface-mined coal and $0.12 per ton of underground mined coal. Our reclamation obligations under applicable environmental laws could be substantial. Under GAAP, we are required to account for the costs related to the closure of mines and the reclamation of the land upon exhaustion of coal reserves. The fair value of an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. At December 31, 2009, we had accrued $4.8 million related to estimated mine reclamation costs. The amounts recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted interest rates. Our future operating results would be adversely affected if these accruals were determined to be insufficient. These obligations are unfunded. Although specific criteria varies from state to state as to what constitutes an “owner” or “controller” relationship, under the federal SMCRA, responsibility for reclamation or remediation, unabated violations, unpaid civil penalties and unpaid reclamation fees of independent contract mine operators can be imputed to other companies which are deemed, according to the regulations, to have “owned” or “controlled” the contract mine operator. Sanctions against the “owner” or “controller” are quite severe and can include being blocked, nationwide, from receiving new permits, or amendments and revisions to existing permits, and revocation, rescission and/or suspension of any permits that have been issued since the time of the violations or, in the case of civil penalties and reclamation fees, since the time such amounts became due.

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Comprehensive Environmental Response, Compensation, and Liability Act. Under the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA and also known as Superfund, and similar state laws, responsibility for the entire cost of clean-up of a contaminated site, as well as natural resource damages, can be imposed upon current or former site owners or operators, or upon any party who released one or more designated “hazardous substances” at the site, regardless of the lawfulness of the original activities that led to the contamination. Under the Toxic Release Inventory process, administered by the EPA, companies are required annually to report the use, manufacture or processing of listed toxic materials that exceed defined thresholds, including chemicals used in equipment maintenance, reclamation and water treatment. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to public health or the environment and to seek to recover from the potentially responsible parties the costs of such action. In the course of our operations we may have generated and may generate wastes that fall within CERCLA’s definition of hazardous substances. We also may be an owner or operator of facilities at which hazardous substances have been released by previous owners or operators. We may be responsible under CERCLA for all or part of the costs of cleaning up facilities at which such substances have been released and for natural resource damages. We also must comply with reporting requirements under the Emergency Planning and Community Right-to-Know Act and the Toxic Substances Control Act.

Other Regulatory Requirements

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Black Lung Benefits Revenue Act of 1977 and Black Lung Benefits Reform Act of 1977, as amended in 1981. Under these laws, each U.S. coal mine operator must pay federal black lung benefits and medical expenses to claimants who are current and former employees and last worked for the operator after July 1, 1973. Coal mine operators also must make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. Historically, less than seven percent of miners currently seeking federal black lung benefits are awarded these benefits. The trust fund is funded by an excise tax on U.S. coal production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4 percent of the gross sales price. At December 31, 2010, we had accrued $26.6 million for our obligations for current and prior mining operations.

•

Climate Change Legislation and Regulations. Numerous proposals for federal and state legislation have been made relating to greenhouse gas emissions (including carbon dioxide) and such legislation could result in the creation of substantial additional costs in the form of taxes or required acquisition or trading of emission allowances. Several of the federal and state climate change legislative proposals use a “cap and trade” policy structure, in which greenhouse gas emissions from a broad cross-section of the economy would be subject to an overall cap. Under the proposals, the cap would become more stringent with the passage of time. The proposals establish mechanisms for greenhouse gas sources, such as our cokemaking facilities, to obtain “allowances” or permits to emit greenhouse gases during the course of a year. The sources may use the allowances to cover their own emissions or sell them to other sources that do not hold enough emissions for their own operations. In addition, the EPA has issued a notice of finding and determination that emissions of carbon dioxide, methane (from coal mines, for example) and other greenhouse gases, present an endangerment to human health and the environment, which allows the EPA to begin regulating emissions of greenhouse gases under existing provisions of the Clean Air Act. The EPA has begun to implement greenhouse gas-related reporting and permitting rules. The impact of greenhouse gas-related legislation and regulations on us will depend on a number of factors, including whether GHG sources in multiple sectors of the economy are regulated, the overall GHG emissions cap level, the degree to which greenhouse gas offsets are allowed, the allocation of emission allowances to specific sources and the indirect impact of carbon regulation on coal prices. We may not recover the costs related to compliance with regulatory requirements imposed on us from our customer due to limitations in our agreements. The imposition of a carbon tax or similar regulation could materially and adversely affect our revenues.

Environmental Matters and Compliance

Our failure to comply with the aforementioned requirements may result in the assessment of administrative, civil and criminal penalties, the imposition of clean-up and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. The EPA has issued Notices of Violations, or NOVs, to us for the Haverhill and Granite City cokemaking facilities. These NOVs stem from allegations of alleged violations of our air emission operating permits for these facilities. We are currently working in a cooperative manner with the EPA, the Illinois Environmental Protection Agency and the Ohio Environmental Protection Agency to address the allegations. Settlement may also require payment of a penalty for alleged past violations, though the amount of any such penalty is currently unknown. We have recently undertaken capital projects to improve reliability of the energy recovery systems and enhance environmental performance at our Haverhill and Granite City facilities. The projects will be carried out over the 2011 through 2013 period at an expected total cost of approximately $65.0 million. The final cost of the projects will be dependent upon discussions with regulators concerning compliance with the applicable environmental permits. The Company is currently engaged in penalty negotiations that may result in a penalty exceeding $100 thousand, but has not yet agreed to a settlement amount. We have made and will continue to make capital and other expenditures to comply with environmental requirements.

In addition, SunCoke Energy has received an NOV from the EPA related to its Indiana Harbor cokemaking facility. After initial discussions with the EPA and the Indiana Department of Environmental Management, resolution of the NOV has been postponed by mutual agreement of SunCoke Energy and the EPA because of ongoing discussions regarding the NOVs at the Granite City and Haverhill cokemaking facilities. As a result, SunCoke Energy cannot yet assess any future injunctive relief or potential monetary penalty it may receive from the EPA pursuant to the NOV and any potential future citations.

On February 9, 2010, the Ohio Department of Environmental Protection, or OEPA, issued a New Source Review, or NSR, permit-to-install, or PTI, for our Middletown cokemaking facility. During the 30-day statutory appeal period ending March 11, 2010, four parties, including the City of Monroe, Ohio, Robert D. Snook, a pro se litigant, the National Resources Defense Council, and individuals affiliated with the SunCoke Watch opposition group, filed appeals at the Ohio Environmental Review Appeals Commission, or ERAC, challenging OEPA’s issuance of the NSR PTI. This matter is currently in the discovery phase before ERAC and a hearing date has been set for early 2012. We believe that OEPA issued the permit in accordance with all statutes and regulations and the permit should be upheld.

We expect our capital expenditures for environmental compliance and controls (including the projects described above) to be approximately $6 million and $52 million for 2011 and 2012, respectively. These estimates do not include additional capital expenditures in future years that may be required in connection with the settlement of the aforementioned NOVs.

Legal Proceedings

Beginning in July 2009, ArcelorMittal initiated legal proceedings challenging the prices we charged ArcelorMittal under the Jewell coke sales agreement. In January 2011, we participated in a mediation ordered by the U.S. District Court for the Northern District of Ohio (Eastern Division) with ArcelorMittal that resulted in a commercial resolution of the litigation. We entered into a settlement agreement with ArcelorMittal to resolve the lawsuit concerning coke pricing for the Jewell facility. The parties agreed to amend the Jewell and Haverhill coke sales agreements effective January 1, 2011 to eliminate the fixed coal cost adjustment factor in the Jewell agreement and increase the operating cost and fixed fee components of the coke price under both agreements. The parties also agreed that the take-or-pay provisions of these coke sales agreements would remain in effect through the end of the terms of these agreements in December 2020. Prior to the settlement, these take-or-pay provisions were scheduled to change in the second half of 2012 into annually adjusted provisions that would have only required ArcelorMittal to purchase coke from us for its projected requirements above certain fixed thresholds. If the amendments to the Jewell and Haverhill coke supply agreements had been in place during 2010, our pretax earnings would have been reduced by approximately $60 million.

On August 3, 2010, ArcelorMittal (through its main United States subsidiary) gave the Indiana Harbor partnership written notice that it intended to arbitrate certain outstanding issues under the Indiana Harbor coke sales agreement. ArcelorMittal claimed that it has been subject to substantial overcharges and losses as a result of: (1) alleged improper force majeure notifications issued by the partnership in 2010, (2) the alleged overstatement of the coal cost component of the coke price, (3) the partnership allegedly failing to provide the ongoing anticipated capital needs of the Indiana Harbor cokemaking facility, and (4) the alleged inadequacy of the partnership’s procedures to control coal inventory loss. In February 2011, we entered into a settlement agreement with ArcelorMittal to resolve the Indiana Harbor arbitration claims. The settlement will not significantly impact our future income.

Many other legal and administrative proceedings are pending or may be brought against us arising out of our current and past operations, including matters related to commercial and tax disputes, product liability, antitrust, employment claims, natural resource damage claims, premises-liability claims, allegations of exposures of third parties to toxic substances and general environmental claims. Although the ultimate outcome of these proceedings cannot be ascertained at this time, it is reasonably possible that some of them could be resolved unfavorably to us. Our management believes that any liabilities that may arise from such matters would not be material in relation to our business or our combined financial position, results of operations or cash flows at March 31, 2011.

MANAGEMENT

Directors, Executive Officers and Other Key Executives of SunCoke

Currently, nine individuals are serving as our directors. Pursuant to a separation and distribution agreement, Sunoco will nominate a majority of the members of our board of directors, and we expect the directors nominated by Sunoco to be employees of Sunoco. The following table sets forth information as to persons who are expected to serve as our directors, executive officers or other key executives upon completion of this offering. Unless otherwise indicated, the business address for each of our directors and officers is: 1011 Warrenville Road, 6th Floor, Lisle, IL 60532. Biographical information for each of the directors can be found below, together with a discussion of the specific skills and experience which led to the conclusion that each individual is qualified to serve as a director.

Our Directors, Executive Officers and Other Key Executives

Name	Age	Position
Frederick A. Henderson	52	Chairman and Chief Executive Officer
Alvin “Al” Bledsoe	63	Director
Robert J. Darnall	73	Director
Stacy L. Fox*	57	Director
Peter B. Hamilton	64	Director
Michael J. Hennigan*	51	Director
Brian P. MacDonald*	45	Director
Charmian Uy*	43	Director
Dennis Zeleny*	55	Director
Michael J. Thomson	52	President and Chief Operating Officer
Denise R. Cade	48	Senior Vice President, General Counsel and Corporate Secretary
Matthew McGrath	48	Senior Vice President of Corporate Strategy and Business Development
Mark Newman	47	Senior Vice President and Chief Financial Officer
Michael S. White.	52	Senior Vice President, Operations
James M. Mullins	61	Vice President, Coal Operations
Fay West	42	Vice President and Controller

*	Business address is: 1818 Market Street, Suite 1500, Philadelphia, PA 19103.

Frederick A. Henderson. Mr. Henderson was elected as Chairman and Chief Executive Officer of SunCoke Energy, Inc. in December 2010. Since September 2010, he has been Chairman and Chief Executive Officer, SunCoke Technology and Development Corp. He also was appointed as a Senior Vice President of Sunoco, Inc. in September 2010. From February 2010 until September 2010, he was a consultant for General Motors LLC, and from March 2010 until August 2010, he was a consultant for AlixPartners LLC. He was President and Chief Executive Officer of General Motors from April 2009 until December 2009. He was President and Chief Operating Officer of General Motors from March 2008 until March 2009. He was Vice Chairman and Chief Financial Officer of General Motors from January 2006 until February 2008. He was Chairman of General Motors Europe from June 2004 until December 2005. Mr. Henderson is a Trustee of the Alfred P. Sloan Foundation. Mr. Henderson also serves on the board of directors of Compuware Corp., where he serves as Chairperson of its Audit Committee.

Mr. Henderson, having worked for over 26 years at General Motors, and approximately nine months at SunCoke, is a highly experienced senior-level executive, with general operations, manufacturing, and marketing experience, as well as senior-level strategic planning, business development, managerial experience and management development and compensation experience. Mr. Henderson also possesses diverse international experience (by virtue of his prior experience at GM, including vice president and managing director of GM do Brasil; group vice president and president of GM, Latin America, Africa and Middle East, president of GM Asia

Pacific and chairman of General Motors Europe) and health, environment and safety experience (by virtue of his oversight experience at GM). Additionally, Mr. Henderson possesses financial expertise (as defined by the applicable rules of the SEC) by virtue of his education (an MBA from Harvard Business School) and experience (including Vice Chairman and Chief Financial Officer of General Motors).

Alvin “Al” Bledsoe. Mr. Bledsoe was elected as a director of SunCoke Energy, Inc. in June 2011. Since October 2010, Mr. Bledsoe has been a member of the Board of Directors of Crestwood Midstream Partners L.P. From January 2007 to October 2010, he was a member of the Board of Directors of Quicksilver Gas Services LLP, and from May 2007 to August 2010, Mr. Bledsoe also served as a member of the Archuelta County Colorado Financial Advisory Task Force. From 1972 until his retirement from the firm in 2005, Mr. Bledsoe served in various senior roles at PricewaterhouseCoopers LLP (“PwC”), a leading international accounting firm.

Mr. Bledsoe is an experienced finance and public accounting executive, having spent his entire 33-year career with PwC. By virtue of his experience, Mr. Bledsoe is knowledgeable about finance, M&A transactions, and major cost restructurings and possesses knowledge of the mining, utilities, and energy industries. In addition, he brings relevant industry expertise, having served clients within these industry sectors and having served as the global leader for PwC’s Energy, Mining and Utilities Industries Assurance and Business Advisory Services Group. Mr. Bledsoe has experience working with boards of directors. In addition to his interface with the boards of directors of his clients while at PwC, in 2007, he joined the Board of Directors of Quicksilver Gas Services (now Crestwood Midstream Partners L.P.). He currently chairs the Audit Committee and serves as a member of the Conflicts Committee of Crestwood Midstream Partners.

Robert J. Darnall. Mr. Darnall was elected as a director of SunCoke Energy, Inc. in June 2011. Mr. Darnall served as an independent director of United States Steel Corporation from 2001 until 2010, and of Sunoco, Inc. from 2000 until 2010. Mr. Darnall served in senior management positions at Inland Steel Industries, Inc., including as Chairman of the Board and Chief Executive Officer, (a carbon steel manufacturer and processor/distributor of industrial materials) and Ispat International N.V., including as President and CEO of Ispat North America, Inc. (a carbon steel manufacturer). Mr. Darnall is also a former independent director of Cummins Inc. and Pactiv Corporation. He also serves on the board of trustees of the Glenwood School for Boys and Girls, the Museum of Science and Industry and Rush University Medical Center.

Mr. Darnall is an experienced corporate executive with over 38 years of senior-level management experience in the steel industry and expertise in sourcing and logistics. Mr. Darnall also possesses health, environment and safety experience by virtue of his oversight experience as the former Chief Executive Officer of Inland Steel Industries and the head of Ispat International’s North American operations, both companies having a health, environment and safety risk profile similar to that of several of SunCoke’s steel industry customers. By virtue of his executive-level positions at both Inland and Ispat, Mr. Darnall is financially literate, and he is familiar with the public company Audit Committee function, having served for several years both as Chair of Sunoco’s Audit Committee and as Chairman of the Audit Committee of Cummins Inc.

Stacy L. Fox. Ms. Fox was elected as a director of SunCoke Energy, Inc. in December 2010. She served as Corporate Secretary of SunCoke Energy, Inc. from December 2010 until June 2011. She was appointed as Senior Vice President and General Counsel, Sunoco, Inc., effective in March 2010 and was elected as Corporate Secretary, Sunoco, Inc. in January 2011. She was Principal of The Roxbury Group LLC, a company she founded, from April 2005 until March 2010. She was Executive Vice President, Chief Administrative Officer and General Counsel of Collins & Aikman Corporation from September 2005 until December 2007. Ms. Fox was elected to the Board of Sunoco Partners LLC, a subsidiary of Sunoco, Inc. and the general partner of Sunoco Logistics Partners L.P., in March 2010.

Ms. Fox is an experienced senior-level corporate executive with managerial experience. By virtue of her experience as founder and principal of a real estate development and legal consulting firm, she possesses senior level strategic planning and business development experience. Also, by virtue of her over 25 years of experience with a global automotive supplier, a worldwide automotive systems company and a leading supplier of automotive interior systems, she possesses international experience; health, environment and safety experience; and governmental and regulatory experience.

Peter B. Hamilton. Mr. Hamilton was elected as a director of SunCoke Energy, Inc. in June 2011. Mr. Hamilton has served as the Senior Vice President and Chief Financial Officer of Brunswick Corporation since September 2008. He returned to Brunswick in September 2008 after retiring from the company in 2007. He was President, Life Fitness division of Brunswick from 2005 to 2006, and President, Brunswick Boat Group from 2006 to 2007. He also served as Vice Chairman of the Board of Brunswick from 2000 until his retirement in 2007.

Mr. Hamilton is an experienced corporate executive with a background in management, law, finance and government. Prior to joining Brunswick, Mr. Hamilton served in various positions at Cummins Inc., including Chief Financial Officer. Prior to his tenure at Cummins, Mr. Hamilton was a partner in a Washington, D.C. law firm held a number of senior positions in the federal government, and was also an officer in the U.S. Navy. Mr. Hamilton has served on the Board of Directors of Spectra Energy Corp. since 2007. He currently serves as the Audit Committee Chair of the Spectra Energy Board and is a member of its Corporate Governance Committee.

Michael J. Hennigan. Mr. Hennigan was elected as a director of SunCoke Energy, Inc. in June 2011. He was appointed President and Chief Operating Officer of Sunoco Logistics in July 2010. Mr. Hennigan was elected to the Board of Sunoco Partners LLC, a subsidiary of Sunoco, Inc. and the general partner of Sunoco Logistics Partners L.P., in April 2010. He joined Sunoco Logistics as Vice President, Business Development in May 2009 where he served until July 2010. From October 2008 to May 2009, Mr. Hennigan served as Senior Vice President, Business Improvement of Sunoco, Inc. From February 2006 to October 2008, Mr. Hennigan served as Senior Vice President, Trading, Sales and Transportation. From March 2001 to February 2006, he served as Vice President, Product Trading, Sales and Supply.

Mr. Hennigan is an experienced senior-level corporate executive with knowledge of the refining industry, strategic planning, and business development. He joined Sunoco, Inc. in 1981. From 1992 to 2000, he served in various positions at Northwest Refining Wholesale Fuels Marketing and Supply, Northeast Refining, and Marcus Hook.

Brian P. MacDonald. Mr. MacDonald was elected as a director of SunCoke Energy, Inc. in December 2010. He was appointed as Senior Vice President and Chief Financial Officer, Sunoco, Inc., effective in August 2009. He was Chief Financial Officer of the Commercial Business Unit at Dell, Inc. from December 2008 until July 2009. He was Corporate Vice President and Treasurer of Dell, Inc. from December 2002 until January 2009. Mr. MacDonald was elected to the Board of Sunoco Partners LLC, a subsidiary of Sunoco, Inc. and the general partner of Sunoco Logistics Partners L.P., in September 2009. He was also elected Vice President and Chief Financial Officer of Sunoco Partners LLC effective March 2010. Mr. MacDonald is a member of the board of directors of the Southeastern Pennsylvania Chapter of the American Red Cross.

Mr. MacDonald has extensive financial management experience and possesses financial expertise (as defined by the applicable rules of the SEC by virtue of his education and experience. By virtue of his experience, Mr. MacDonald also possesses senior-level corporate managerial experience, strategic planning and business development experience, and international experience (having led Dell’s mergers and acquisitions organization and global treasury group with operations in the United States, Ireland and Singapore).

Charmian Uy. Ms. Uy was elected as a director of SunCoke Energy, Inc. in June 2011. She has served as Vice President and Treasurer, Sunoco, Inc. since November 2009. From August 2005 to October 2009, Ms. Uy was a Vice President at American Express. She held a variety of leadership roles within the treasury and corporate planning groups at American Express Co., which she joined in 2005. Before joining American Express, prior to 2005, Ms. Uy worked for General Motors Co. and GMAC, Inc. in various treasury roles in New York, Singapore, and Minneapolis.

Ms. Uy has extensive experience in treasury operations such as corporate banking activity, credit, debt, and equity capital markets, cash management, pension and benefits investments, acquisitions and restructuring, and project financing.

Dennis Zeleny. Mr. Zeleny was elected as a director of SunCoke Energy, Inc. in June 2011. He is Senior Vice President and Chief Human Resources Officer for Sunoco, Inc. and also serves as the Chief Human Resources Officer at Sunoco Logistics Partners L.P. Prior to joining Sunoco, Mr. Zeleny spent 17 years with PepsiCo Inc. and led human resources for Honeywell International, Inc., DuPont, Inc., and Caremark Rx, Inc. Mr. Zeleny is currently a member of the Board of Directors of Sunoco Logistics Partners L.P., the Human Resources Policy Association, and the Franklin Institute, and serves on the Board of Trustees for the Tower Hill School in Wilmington, Delaware. He is also a member of the Personnel Roundtable and has served on the advisory board of the University of Southern California’s CEO Institute. Previously, he was appointed by a former President of the United States to serve on the White House Fellowship Commission.

Mr. Zeleny is an experienced senior level corporate executive, having managed global human resources and public affairs organizations for major companies. He is knowledgeable about human capital matters, including the areas of leadership development, organizational effectiveness, talent acquisition and assessment, and compensation and benefits for Fortune 500 corporations.

Michael J. Thomson. Mr. Thomson was appointed as President and Chief Operating Officer, SunCoke Energy, Inc., in December 2010. Since May 2008, he has been Senior Vice President, Sunoco, Inc., and President, SunCoke Technology and Development Corp. He was Vice President, Sunoco, Inc. and Executive Vice President, SunCoke Technology and Development Corp. from March 2007 to May 2008 and held the additional position of Chief Operating Officer of SunCoke Technology and Development Corp. from January 2008 to May 2008. He was President of PSEG Fossil LLC, a subsidiary of Public Service Enterprise Group Incorporated, from August 2003 to February 2007.

Denise R. Cade. Ms. Cade was appointed Senior Vice President and General Counsel of SunCoke Energy, Inc. in March 2011 and was elected Corporate Secretary of SunCoke Energy, Inc. in June 2011. Prior to that time, Ms. Cade was Assistant General Counsel and Corporate Secretary at PPG Industries (a coatings and specialty products company) from July 2009 until March 2011. Ms. Cade was Corporate Counsel, Securities and Finance at PPG from September 2007 until July 2009. Ms. Cade was also Assistant Corporate Secretary from February 2008 until July 2009. She was also PPG’s Chief Mergers and Acquisition Counsel and General Counsel of the glass and fiber glass division from March 2005 until September 2007.

Matthew McGrath. Mr. McGrath was appointed Senior Vice President, Corporate Strategy and Business Development of SunCoke Energy in October 2008. Prior to joining SunCoke Energy, Mr. McGrath was President of PSEG Global LLC, a subsidiary of PSEG Energy Holdings (a diversified energy company) from February 2007 until September 2008 and was its Chief Operating Officer from 2003 until February 2007. In those roles, Mr. McGrath has worked on acquisitions, infrastructure development, joint ventures and portfolio management in the United States and abroad.

Mark Newman. Mr. Newman was appointed Senior Vice President and Chief Financial Officer of SunCoke Energy, Inc. in March 2011. From May 2008 until February 2011, Mr. Newman was Vice President, Remarketing, Ally Financial, Inc. (an automotive financial services company) and managing director of SmartAuction (Ally Financial’s online used vehicle auction). Mr. Newman was GM North America Vice President & Chief Financial Officer and Vice Chairman, GMAC Bank, of GMAC Financial Services LLC from January 2007 until April 2008. He was GM North America Vice President and CFO of General Motors Corporation from February 2006 until December 2006 and was Assistant Treasurer and General Director of General Motors Corp. from August 2002 until January 2006. Mr. Newman was Vice President & CFO of Shanghai General Motors Ltd. from November 1999 until July 2002 and was Director, Investor Relations of General Motors Corp. from September 1998 until October 1999.

Michael S. White. Mr. White was appointed Senior Vice President, Operations of SunCoke Energy in July 2008. Prior to joining SunCoke Energy, Mr. White was Vice President, Manufacturing, Sunoco Chemicals (a business unit of Sunoco, Inc.) from July 2003 until July 2008. Mr. White worked for Lyondell-Equistar Chemicals from 1989 to 2003, where he held roles of increasing responsibility including Plant Manager, General Manager Manufacturing, and Vice President Health, Environment and Safety. From 1980 to 1989 he worked for Exxon in both the refining and chemicals businesses in various engineering roles.

James M. Mullins. Mr. Mullins was appointed Vice President, Coal Operations of SunCoke Energy, Inc. in November 2010. Mr. Mullins began working in the coal mining industry in 1973. From the spring of 2008 until November 2010, he served as a member of the West Virginia Board of Mine Appeals. From 2001 until his retirement in June 2007, Mr. Mullins served as division president of Mingo Logan Coal Company, a subsidiary of Arch Coal, Inc., where he served in a number of management positions from 1990 until his retirement.

Fay West. Ms. West was appointed as Vice President and Controller of SunCoke Energy, Inc. in February 2011. Prior to joining us, she was Assistant Controller at United Continental Holdings, Inc. from April 2010 to January 2011. She was Vice President, Accounting and Financial Reporting for PepsiAmericas, Inc. from December 2005 through March 2010.

Composition of our Board of Directors

Under applicable law, so long as Sunoco owns more than 50 percent of our common stock, Sunoco will be able to elect all of the members of our board of directors. We have agreed with Sunoco that, so long as Sunoco beneficially owns 50 percent or more of our common stock, Sunoco will be entitled to designate for nomination by our board of directors a majority of the members of our board of directors. Accordingly, so long as Sunoco owns 50 percent or more of our common stock, a majority of our board of directors will be Sunoco designees. We also have agreed that, so long as Sunoco owns more than 20 percent, but less than 50 percent, of our common stock, Sunoco will be entitled to designate for nomination by our board of directors a number of directors proportionate to its voting power.

Upon the closing of this offering, and prior to the distribution, Sunoco will continue to control a majority of our voting common stock. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards, and accordingly, we will elect to be exempt from its requirement to have a majority of independent directors and to have nominating/governance and compensation committees consisting entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members. As a result, we will be required to have at least one independent member of our audit committee upon the closing of the offering, a majority of independent directors on our audit committee within 90 days of the offering, and a fully independent audit committee within one year of the offering. We will also not be required to have an annual performance evaluation of the nominating/governance and compensation committees.

If Sunoco completes the distribution of all of its remaining equity interest in us to the Sunoco shareholders, we will no longer be a “controlled company” within the meaning of the NYSE corporate governance standards. In accordance with the applicable NYSE rules, once we cease to be a “controlled company,” our board of directors will be required to have at least one independent director on each of the compensation and nominating/governance committees, and within three months of ceasing to be a “controlled company,” these committees must each have a majority of independent directors. In addition, within 12 months of ceasing to be a “controlled company,” a majority of our board of directors must be independent directors.

Upon completion of this offering, our board of directors will be comprised of 9 directors and divided into three classes. Commencing with the annual meeting of stockholders to be held in 2012, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Our classified board could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors. In addition, our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Committees of the Board of Directors

Our board of directors will establish three committees: an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee. The audit committee is composed of Messers. Darnall, Hamilton, Henderson and MacDonald, and is chaired by Mr. Bledsoe. The board or directors has determined that Messrs. Bledsoe, Darnall and Hamilton are independent directors for purposes of serving on an audit committee under applicable SEC and NYSE requirements. Within 90 days of the closing of the offering, we intend to have a majority of independent directors serving on the audit committee, and within one year of the closing of the offering, all of the members of our audit committee will be independent directors. This committee will assist our board of directors in fulfilling its responsibility to stockholders, the investment community and governmental agencies that regulate our activities in its oversight of: (1) the annual appointment of our auditors with whom the audit committee will review the scope of audit and non-audit assignments and related fees, (2) the accounting principles we use in financial reporting, (3) internal auditing procedures, (4) compliance with legal and regulatory requirements and (5) the adequacy of our internal control procedures. The audit committee will also discuss policies with respect to risk assessment and risk management, and it may study or investigate any matter of interest or concern that the committee determines is appropriate and may retain outside legal, accounting or other advisors for this purpose.

Our board of directors will adopt a written charter for our audit committee, which will be available on our corporate website at www.suncoke.com upon completion of this offering.

Compensation Committee. The compensation committee is composed of Mr. Bledsoe, Ms. Fox, Mr. MacDonald and Mr. Zeleny, and is chaired by Mr. Hamilton. This committee will: (1) review and approve the compensation and benefits for our employees, directors and consultants, (2) administer our employee benefit plans, (3) authorize and ratify stock option grants and other incentive arrangements and (4) authorize employment and related agreements. Following the offering, we intend to avail ourselves of the “controlled company” exception under the NYSE rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. If the distribution occurs, we will no longer be considered a “controlled company” and our board will accordingly appoint independent directors to our compensation committee in accordance with the NYSE rules.

Our board of directors will adopt a written charter for our compensation committee, which will be available on our corporate website at www.suncoke.com upon completion of this offering.

Nominating and Governance Committee. The nominating and governance committee is composed of Ms. Fox, Mr. Henderson, and Mr. Hennigan, and is chaired by Mr. Darnall. This committee will (1) recommend to our board of directors the director nominees for the next annual meeting of shareholders, director nominees for each committee of the board of directors, and corporate governance guidelines, and (2) lead our board of directors in its annual review of the board’s and management’s performance. Following the offering, we intend to avail ourselves of the “controlled company” exception under the NYSE rules which exempts us from the requirement that we have a nominating and governance committee composed entirely of independent directors. If the distribution occurs, we will no longer be considered a “controlled company” and our board will accordingly appoint independent directors to our nominating and governance committee in accordance with the NYSE rules.

Under applicable law, so long as Sunoco owns more than 50 percent of our common stock and elects all of the members of our board of directors, the board of directors elected by Sunoco will have the power to select all of the members of our audit, compensation and other committees. We have agreed with Sunoco that, so long as Sunoco beneficially owns 50 percent or more of our common stock, Sunoco will be entitled to designate, subject to applicable rules and independence requirements of the NYSE, a majority of the members on our board’s audit and compensation committees and at least one member of each other committee. We have also agreed that, so long as Sunoco owns more than 20 percent, but less than 50 percent, of our common stock, Sunoco will be entitled to designate, subject to applicable rules and independence requirements of the SEC and NYSE, at least one member of each committee of our board of directors.

Our board of directors will adopt a written charter for our nominating and governance committee, which will be available on our corporate website at www.suncoke.com upon completion of this offering.

Compensation Committee Interlocks and Insider Participation

In our fiscal year ended December 31, 2010, we did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by Sunoco.

COMPENSATION DISCUSSION AND ANALYSIS

The following compensation discussion and analysis, or CD&A, describes the material elements of the 2010 compensation and benefits programs for our named executive officers, or NEOs, as well as our anticipated compensation programs for the NEOs following this offering. Prior to this offering, we have been wholly owned by Sunoco. The Compensation Committee of Sunoco’s board of directors, or the Sunoco Committee, approved the compensation arrangements for Mr. Henderson and Mr. Thomson. Sunoco’s Senior Vice President and Chief Human Resources Officer, in consultation with Sunoco’s Chief Executive Officer, approved the compensation arrangements for Mr. White. And, as further described below, Mr. Thomson made the compensation decisions for our other NEOs.

Our NEOs for 2010, which consist of those executive officers who appear in the Summary Compensation Table, were (1) Frederick Henderson, our Chairman and Chief Executive Officer and Senior Vice President, Sunoco, (2) Martin Titus, who was in 2010 our Vice President, Finance and Administration, (3) Michael Thomson, our President and Chief Operating Officer and Senior Vice President, Sunoco, (4) Matthew McGrath, our Senior Vice President, Corporate Strategy and Business Development and (5) Michael White, our Senior Vice President, Operations.

Introduction

The CD&A describes the compensation programs for senior executives of each of Sunoco and SunCoke and how they were designed and operated with respect to SunCoke’s NEOs in 2010. The CD&A first describes Sunoco’s executive compensation philosophy and how Sunoco designed its compensation program as it relates to its executives, including Messrs. Henderson, Thomson and White (except with respect to Mr. White’s annual bonus as he participated in the SunCoke annual bonus in 2010). We then disclose our compensation philosophy and how the compensation decisions were made for Messrs. Titus and McGrath, the NEOs who participated in SunCoke’s compensation and benefits programs in 2010.

Sunoco Compensation Philosophy

The principles of Sunoco’s 2010 compensation strategy are tied to driving shareholder value over the long-term and are as follows:

•	Leadership should be rewarded only when the interests of the shareholders are advanced;

•	Sunoco is operating in a difficult industry sector and economic cycle and goals should reflect this environment and value realized should reflect these challenges;

•	The compensation program should be transparent to participants and shareholders and focused on Sunoco’s key objectives; and

•	The compensation program should incorporate the opportunity to differentiate individuals based on performance.

Sunoco’s 2010 compensation program emphasized performance-based compensation (pay-at-risk) that promoted the achievement of short-term and long-term business objectives which were aligned with Sunoco’s business strategy and rewarded performance when those objectives were met. The 2010 compensation program was structured so that actual compensation received was aligned with Sunoco performance in certain key areas such as income, key Sunoco strategic milestones, return on capital employed, and total shareholder return. Sunoco believes these metrics are aligned with driving long-term shareholder value. Sunoco’s compensation program focuses executives on “exceeding the competition” by including some objectives/measurements based on performance relative to peer companies. Sunoco also aligned executive compensation with the interests of Sunoco’s shareholders by providing stock incentives and requiring executives to hold significant amounts of stock through Sunoco’s stock ownership guidelines.

The Sunoco compensation programs targeted a compensation package (base salary and annual and long-term incentives, i.e., total direct compensation) that at the time of approval and grant was generally targeted at the competitive median of the Sunoco Market Data. A definition of Sunoco Market Data and a description of the compensation methodology used by Sunoco are described below. Actual realized compensation could be significantly higher or lower than the competitive median based on Sunoco’s actual performance as well as changes in Sunoco’s share price.

SunCoke Compensation Philosophy

In 2010, Mr. Thomson had responsibility for SunCoke’s executive compensation program. SunCoke’s compensation program rewards employees through a combined and balanced focus on financial and individual performance and provides significant opportunity through rewards that encourage a high performing culture. SunCoke’s compensation program is designed to ensure that SunCoke can attract and retain the talent required to deliver the highest quality coke and coal through superior technology in an environmentally sound manner and motivate employees to achieve and sustain superior organizational performance. Compensation for Messrs. Titus and McGrath, includes competitive pay and benefits, as well as non-traditional rewards such as development and career advancement opportunities based on performance.

SunCoke’s 2010 compensation program emphasized performance-based compensation (pay-at-risk) that promoted the achievement of short-term and long-term business objectives that were aligned with SunCoke’s business strategy and rewarded performance when those objectives were met. The 2010 compensation program was structured so that actual compensation received was aligned with SunCoke performance in certain key areas such as net income, return on capital employed, plant reliability and health, environment and safety, or HES. The program targeted a compensation package (base salary and performance-based annual and long-term incentives, i.e., total direct compensation) that was at the 50th percentile of the SunCoke Survey Data. A definition of SunCoke Survey Data and a description of the compensation methodology used by SunCoke are described below. Actual realized compensation could be significantly higher or lower than the 50th percentile of the SunCoke Survey Data as a result of SunCoke’s actual performance.

Elements/Components of Compensation Programs for 2010

Elements/Components of Sunoco’s 2010 Compensation Programs

The following section explains in detail the elements and rationale for the compensation paid to Sunoco executives, including Messrs. Henderson, Thomson and White, in 2010. Sunoco targeted Mr. Thomson’s total direct compensation at the median (50th percentile) of the General Industry Survey data (as defined under “—The Sunoco Compensation Process—Sunoco Compensation Methodology and Process) for companies with revenue of approximately $1 billion. Mr. Thomson’s actual total direct compensation for 2010 was approximately 125 percent of the median of the General Industry Survey data. His total direct compensation was outside the targeted range because, as discussed in the disclosure relating to the Sunoco Senior Executive Incentive Plan, Sunoco achieved company performance of 165 percent of target under the Sunoco Senior Executive Incentive Plan and Mr. Thomson’s individual performance in 2010, as further described below, was considered strong. In setting Mr. White’s total direct compensation, Sunoco reviewed the Sunoco Market Data (which includes all of the surveys and databases described under “—The Sunoco Compensation Process—Sunoco Compensation Methodology and Process”) and generally targeted the median, but Sunoco did not specifically benchmark Mr. White’s position. Mr. Henderson’s compensation for 2010 is set forth in his letter agreement described under “—SunCoke’s Anticipated Compensation Program Following This Offering—Letter Agreements.”

Base Salary. Base salary is the only fixed portion of Messrs. Henderson’s, Thomson’s and White’s total direct compensation. Base salary is designed to compensate executives for the scope and level of responsibility and sustained individual performance. Mr. Henderson’s base salary is set forth in his letter agreement. The base salaries of Messrs. Thomson and White are reviewed on an annual basis, as well as at the time of promotion and other changes in responsibilities. For 2010, due to the challenging environment and Sunoco performance, the Sunoco Committee, based on the Sunoco CEO’s recommendation, agreed to not increase the base salaries of senior executive officers of Sunoco, including Mr. Thomson. Mr. White’s base salary for 2010 was also maintained at the same level as in 2009 as was the case for most other Sunoco salaried staff.

Annual Incentive. Sunoco’s Senior Executive Incentive Plan, or SEIP, which was approved by Sunoco’s shareholders in 2010, is an umbrella, performance-based annual cash incentive plan designed to promote the achievement of Sunoco’s short-term business objectives by providing competitive incentive opportunities to the senior executives who could significantly impact Sunoco performance. Messrs. Henderson and Thomson were the only SunCoke NEOs to participate in the 2010 plan. Under the plan, the maximum pool available for annual incentives was 3 percent of Adjusted EBITDA. In 2010, the Sunoco Committee used negative discretion to pay awards that were less than 3 percent of Adjusted EBITDA. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, adjusted to exclude the impact of significant: gains (losses) on the disposal of assets; asset impairments; retirements or writedowns; gains (losses) associated with legal, insurance or tax settlements/adjustments; restructuring, severance or pension-related charges; or other similar items out of the ordinary course of business.

For 2010, the Sunoco Committee based the annual incentive program on Pretax Operating Income, or OI, which was weighted at 60 percent, and five Sunoco-related strategic milestones which were directly tied to the successful implementation of Sunoco’s new strategic plan and which were weighted at 40 percent. These goals were selected because they were deemed to be important for Sunoco’s short-term success and future sustainability. OI is not based on GAAP and the five strategic milestones are not GAAP metrics. The Sunoco Committee added a “stock price gate” to the performance goals, which required that if the Sunoco stock price at year-end 2010 was less than the average of the closing prices of the last ten days of 2009 ($25.70), the aggregate payouts would be limited to 120 percent of the target regardless of OI, unless value was distributed to shareholders another way. If Sunoco achieved the stock price gate, the maximum opportunity would be up to 300 percent of target. The “stock price gate” was added in 2010 because the Sunoco Committee believed that leadership should be rewarded only when the interests of the shareholders were advanced.

The performance goals for 2010 were based on meeting weighted objectives for the following principal measurements:

•	Performance relative to Sunoco’s targeted OI (weighted 60 percent):

Pretax OI	Applicable OI Performance Factor Range
> $351 million	175% - 200%
$201 - $350 million	125% - 175%
$76 - $200 million	75% - 125%
$0 - $75 million	50% -75%
< $0 million	0% - 50%

Results between the above points are calculated through straight-line interpolation. The performance score for this measure cannot exceed 200 percent. Sunoco used a range of payouts for each performance level to provide the Sunoco Committee with the opportunity to make a holistic assessment of Sunoco’s performance and consider, on a retrospective basis, the difficulty in achieving the performance.

•	Sunoco’s performance related to five strategic milestones (aggregate weighted 40 percent):

Strategic Milestones	Weighting
Targeted operating expense reduction	10%
Refining and Supply margin capture	12%
Procurement savings	10%
New York ethanol plant start up (on time and on budget)	4%
SunCoke plant reliability	4%

Before the payout of the annual incentive, if any, the Sunoco Committee reviewed the year-end results and the performance data with management and with the compensation consultant (Semler Brossy Consulting Group, LLC, the Sunoco Committee’s independent compensation consultant), and determined the extent to which these goals were achieved and the payment amount within the applicable range based on various key factors (e.g., degree of difficulty in achieving the results).

The individual annual incentives under the SEIP are determined by multiplying the participant’s base salary by the participant’s incentive guideline percentage by the payout percentage, if any. Mr. Henderson has a target guideline incentive equal to 110 percent of his base salary (as set forth in his letter agreement), prorated to reflect the portion of 2010 that he was employed by Sunoco. Mr. Thomson has a target guideline incentive equal to 65 percent of his base salary, which is slightly below the median (50th percentile) of the General Industry Survey data; however, Mr. Thomson’s responsibility and internal equity issues have also been taken into consideration.

2010 was a challenging year with difficult market conditions. However, these circumstances were in part offset by the implementation of the new business strategy by the senior management team and substantial savings in the procurement area. These accomplishments (including a $494 million turnaround in pre tax earnings, excluding discontinued operations, in Sunoco’s Refining and Supply business and a move from negative to positive earnings in Sunoco’s Chemicals business) strengthened Sunoco’s competitiveness and helped make 2010 a significant improvement over 2009 despite the challenges presented by the marketplace. The closing stock price at year-end 2010 was $40.31, which exceeded the stock price gate, and represented a total stock price appreciation of approximately 54 percent from year-end 2009 to year-end 2010. Sunoco reported after-tax earnings of $234 million for 2010 versus a loss of $329 million for 2009, an increase of over 170 percent. Sunoco’s 2010 OI for the SEIP (weighted 60 percent) was $390 million. This OI result led to an OI performance factor range of 175 percent to 200 percent. The Sunoco Committee approved a performance factor under the SEIP of 180 percent due to the strategic actions accomplished by management in 2010, as described above. With regard to the Strategic Milestones in the SEIP (weighted 40 percent), the results were as follows:

Strategic Milestones	Weighting	Target	Result
Targeted operation expense reduction	10%	11% Reduction	12% Reduction
Refining and Supply margin capture	12%	90%	87.5%
Procurement savings	10%	$40 million	$56 million
Fulton, New York Ethanol Plant start up (on time and on budget)	4%	On time and on budget	Early and below budget
SunCoke plant reliability	4%	97.7%	97.8%

Based on the foregoing, total Sunoco performance against the 2010 annual incentive company goals was 165 percent. Mr. Henderson’s SEIP payout was 177 percent and Mr. Thomson’s SEIP payout was 201 percent, in each case the increase from Sunoco performance was as a result of individual performance.

In determining the final bonus for each of Messrs. Henderson and Thomson, the Sunoco Committee considered the following aspects of individual performance during 2010:

Mr. Henderson

•	In conjunction with Sunoco management, provided leadership in preparation for debt and equity offerings and numerous other regulatory and legal matters;

•

Recruited a new SunCoke management team including a chief financial officer, general counsel, chief human resources officer and communication and technology leaders to position SunCoke for separation from Sunoco;

•	Led negotiations and ultimate settlement of SunCoke litigation with ArcelorMittal, helping to provide clarity for the future business plan;

•

Significantly rejuvenated international business development activities, made progress towards construction of the next plant in the United States and identified new opportunities for the coal mining operations, including the acquisition of a coal mining business; and

•

Launched several new technology initiatives designed to create or enhance SunCoke’s competitive advantage in cokemaking relating to environmental controls, coal blending, stamp charging and plant turndown capability.

Mr. Thomson

•	Led the team in developing an innovative solution for improving environmental reliability and redundancy at the Haverhill and Granite City cokemaking facilities to improve environmental performance;

•	Played a key role during the business headquarters relocation search and transition process, including management of all staffing matters;

•	Provided leadership and guidance to the SunCoke management team regarding all ongoing operations, including the transitioning of a new chief executive officer of SunCoke;

•	Provided direction and support for the manufacturing and operations organizations, resulting in process standardization and historical best safety performance in coke plant operation; and

•

Implemented a disciplined engineering process to upgrade plant design configuration and engineering processes, improving ongoing and future reliability and also recruited new executives for technology, capital projects/engineering and commercial activities.

Mr. Henderson’s annual incentive is determined by multiplying his base salary ($925,000) by his incentive guideline percentage (110 percent) by the payout percentage (177 percent), with such amount prorated based on his September 1, 2010 start date with Sunoco, resulting in a payment of $600,000. Mr. Thomson’s annual incentive is determined by multiplying his base salary ($458,349) by his incentive guideline percentage (65 percent) by the payout percentage (201 percent), resulting in a payment of $600,000. Based on actual performance during 2010, Mr. Thomson’s annual incentive payment was approximately 196 percent of the General Industry Survey data, which is outside the targeted range because Sunoco achieved company performance of 165 percent of target under the SEIP and Mr. Thomson’s strong individual performance, as more comprehensively described above.

In 2010, Mr. White participated in SunCoke’s Annual Bonus Incentive Plan (as described under “Elements/Components of SunCoke’s 2010 Compensation Program—SunCoke Annual Incentive”).

The annual incentives that were earned for 2010 are included in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation.”

Sunoco Long-Term Incentive Awards. For 2010, awards were granted to Mr. Thomson and Mr. White under the Sunoco Long-Term Performance Enhancement Plan II, or LTPEP II. The purposes of the long-term incentive awards are: to align the executives’ compensation with the interests of shareholders by creating a direct linkage between the participants’ rewards and shareholders’ gains; provide management with the ability to increase equity ownership in Sunoco; provide competitive compensation opportunities that can be realized through attainment of performance goals; and provide an incentive to attract and retain executives.

Sunoco’s long-term compensation program consists of a mix of stock options and common stock units, or CSUs. Each year, the Sunoco Committee evaluates the appropriate value mix of stock options and CSUs, and reviews data from the peer companies and other oil companies regarding typical long-term incentive mix. For

2010, the Sunoco Committee added restricted (retention-based) common stock units that vest over time, or RCSUs, to the previous mix of long-term incentive awards. In 2010, the mix of long-term incentive awards consisted of:

•	Stock options: 30 percent;

•	Performance CSUs (PCSU): 30 percent;

•	Restricted CSUs (RCSU): 40 percent.

In 2010, the mix of long-term incentive awards balanced the current need for performance-based long-term incentive and retention-focused equity in view of the fact that most of the senior management team have been with Sunoco for less than two years and retention of this new team is key to accomplishing Sunoco’s new business strategy. The addition of RCSUs is consistent with current practices at many of Sunoco’s peers and the broader market.

The Sunoco Committee reviews and approves all long-term incentive awards. The long-term compensation for Mr. Thomson was targeted at slightly above the 50th percentile of the General Industry Survey data for companies with revenue of approximately $1 billion and for Mr. White was generally targeted at the median of the Sunoco Market Data, but Sunoco did not specifically benchmark Mr. White’s position. The value of the stock options and CSUs that was awarded was converted to specific equity grants as follows:

•	The target value of stock options was determined by using the binomial option pricing model.

•	The number of CSUs was determined by dividing the value by the closing price of Sunoco common stock on the date of grant.

Additional information about the awards made during 2010 is included in the Grants of Plan-Based Awards in 2010 table.

Sunoco Stock Options. Stock options are designed to provide long-term equity-based compensation tied to future appreciation of Sunoco’s common stock price. The exercise price for these grants was equal to the closing price of a share of Sunoco common stock on the grant date. The Sunoco Committee approved a vesting schedule of three years, with the stock options vesting and becoming exercisable annually in three equal installments, beginning on the first anniversary of the date of grant. Options have a term of ten years from the date of grant. Sunoco’s equity incentive plan prohibits the repricing of out-of-the-money stock options and does not provide for reload options.

Sunoco Performance-Based Common Stock Units. PCSUs provide intermediate-term incentive compensation that has been designed to pay out only if certain pre-established, objective performance measures have been met over the applicable three-year performance period. For the awards granted during 2010, the Sunoco Committee approved two performance goals both measured over a three-year period—total shareholder return, or TSR, (weighted 60 percent), and Return on Capital Employed, or ROCE (weighted 40 percent)—both as measured against the performance peer companies. The peer companies for the 2010 PCSUs were: Frontier Oil, Hess, Holly Oil, Marathon Oil, Murphy Oil, Tesoro, Valero and Western Refining. Frontier Oil, Holly Oil, Tesoro, Valero and Western Refining are independent refining companies, similar to Sunoco in 2010. Hess, Marathon Oil and Murphy Oil are integrated oil companies.

Total Shareholder Return, or TSR, a measure of investment performance that is not a financial statement performance measure, was selected because of its importance to shareholders. Sunoco TSR measured against the peer companies reflects how Sunoco’s stock performed during a specific interval in generating returns to the shareholders versus returns generated by peer companies. ROCE was selected due to the asset-intensive nature of Sunoco’s business and the need to efficiently use capital. ROCE kept management focused on getting the most out of existing assets and pursuing only those strategic growth and investment opportunities which would provide desired returns. ROCE is calculated by taking operating income after tax plus after-tax interest expense and dividing it by capital employed (total debt plus shareholders’ equity). Similar adjustments for extraordinary/special items were made to the net income of Sunoco’s peer companies to compute their respective amounts of operating income after tax used in calculating ROCE. Both ROCE and TSR are non-GAAP metrics. The Sunoco Committee determined that the maximum payout for the 2010 PCSU awards would be 150 percent. The actual payout of these awards may range from 0 percent to 150 percent based on actual results. The performance goals approved by the Sunoco Committee for these performance-based CSUs awarded were the following:

•	TSR measured relative to the peer group (60 percent weighting):

Sunoco TSR Percentile Rank	Payout Factor
Highest	150%
75th	125%
50th	100%
25th	50%
<25th	0%

The payout factor for performance between the 25th percentile and above will be determined based on straight-line interpolation.

•	ROCE measured relative to the peer group (40 percent weighting):

Sunoco ROCE Percentile Rank	Payout Factor
90th	200%
75th	150%
50th	100%
25th	50%
<25th	0%

The payout factor for performance between the 25th percentile and above will be determined based on straight-line interpolation.

The performance goals were designed with the intent that executives would only be rewarded with above-median levels of compensation when Sunoco’s TSR and ROCE exceed the median of the performance peer group. The value realized from PCSU awards will be affected by any changes in Sunoco’s stock price between the date of grant and the payment date. To the extent that these PCSUs are earned, they will be paid out in shares of Sunoco common stock, together with related dividends equivalents which are equal to the cash dividends that would have been paid to a holder of shares of Sunoco common stock during the performance period based on the number of PCSUs earned. Both the number of shares earned, if any, and the dividend equivalents, if any, will be paid at the end of the performance period.

Payment of Sunoco Performance-Based CSUs awarded in December 2007. In December 2007, the Committee granted PCSU awards with a three-year performance period from 2008 through 2010. The performance goals that were approved in 2007 for these awards were two equally weighted performance goals, both relative to the performance peer companies.

•	TSR measured relative to the peer companies (weighted 50 percent):

Sunoco TSR Percentile Rank	Payout Factor
Highest	150%
75th	125%
Median	100%
25th	50%

•	EPS growth measured relative to the peer companies (weighted 50 percent):

Sunoco EPS Percentile Rank	Payout Factor
Highest	150%
75th	125%
Median	100%
25th	50%

With regard to the two performance measures, the payment factor for performance between percentile ranks was determined based on straight-line interpolation.

The peer group for the 2007 PCSU awards consisted of: ConocoPhillips, Frontier, Hess, Marathon Oil, Murphy Oil, Tesoro and Valero. Lyondell had been removed from the group due to its merger with Basell Industries in 2008. Total shareholder return for the performance period was 38.6 percent, and the EPS growth was 59.6 percent. As a result, the 2007 PCSUs paid out at 85.2 percent. For Mr. Thomson, the targeted value of his 2007 PCSU award at the time of grant (based on $63.98 per share of Sunoco common stock) was $403,074 and the actual value of the payout in early 2011 (including dividends) was $239,637 and for Mr. White, the targeted value of his 2007 PCSU award at the time of grant (based on $63.98 per share of Sunoco common stock) was $94,051 and the actual value of the payout in early 2011 (including dividends) was $53,611.

Sunoco Restricted (Retention-Based) Common Stock Units: The 2010 RCSUs provide intermediate-term incentive compensation that was designed to pay out only if the executive is employed by Sunoco at the end of the RCSUs’ three-year vesting period. While there is no performance component, the appreciation or depreciation of Sunoco common stock does impact the value of the award that is realized upon completion of the three-year vesting period.

Pursuant to the terms of Mr. Henderson’s letter agreement, he was not granted a long-term incentive award by Sunoco or SunCoke in 2010. As more fully described under “—SunCoke’s Anticipated Compensation Program Following This Offering—Letter Agreements,” Mr. Henderson’s letter agreement provides that he will be granted SunCoke equity awards following this offering.

Sunoco Retirement Benefits. Effective June 30, 2010, Sunoco froze pension benefits for most salaried and many non-union employees. This freeze applies to Messrs. Thomson and White. During 2010, Messrs. Thomson and White participated in two plans that provide for defined retirement benefits: the Sunoco, Inc. Retirement Plan, or SCIRP, (a qualified plan under which benefits are subject to IRS limits for pay and amount) and the Pension Restoration Plan (a nonqualified, unfunded plan that provides retirement benefits that would otherwise be provided under SCIRP except for IRS limits). Those executives hired on or after January 1, 1987, including Messrs. Thomson and White, participate in a “cash balance” formula, which provides a benefit based on “career pay” rather than “final average pay.” Mr. Thomson also participated in the Sunoco, Inc. Executive Retirement Plan, or SERP (a nonqualified, unfunded plan available to Sunoco’s senior executives which may provide to certain eligible executives supplemental pension benefits over and above a Sunoco senior executive’s benefits under SCIRP and the Pension Restoration Plan). Mr. Thomson’s benefits under the SERP are offset by benefits provided under SCIRP and the Pension Restoration Plan. All of the retirement benefits relating to Messrs. Thomson’s and White’s service to Sunoco prior to this offering will continue to be Sunoco’s liability. Mr. Henderson does not participate in any of the plans described in this paragraph.

Sunoco Perquisites. Sunoco perquisites are reviewed each year by the Sunoco Committee. Any perquisites that are outside Sunoco’s policies must be pre-approved by the Sunoco Committee. Mr. Thomson used SunCoke’s corporate country club membership in 2010, however, such use was generally for corporate purposes. Mr. Thomson’s personal use of SunCoke’s corporate country club membership in 2010 had a value of $739. Messrs. Henderson and White did not receive perquisites from Sunoco or SunCoke in 2010.

Other Sunoco Benefits

Sunoco offers Messrs. Henderson, Thomson, and White a competitive benefits package that is generally the same benefits package and on the same terms as other eligible Sunoco employees. The benefits package includes a savings program as well as medical and dental benefits (including “flexible spending accounts”), disability benefits, insurance (life, travel accident), occupational death benefits, and vacations and holidays.

Sunoco Savings Plans. All employees of Sunoco, Inc. and participating subsidiaries and affiliates (which does not include SunCoke), including Messrs. Henderson, Thomson and White, have the opportunity to participate in the Sunoco, Inc. Capital Accumulation Plan, or SunCAP, Sunoco’s 401(k) plan, which is a qualified defined contribution plan designed to help participating employees accumulate funds for retirement. After one year of service with Sunoco, Sunoco matches up to five percent of base pay contributed to SunCAP dollar-for-dollar for all employees. Effective July 1, 2010, for all employees with at least one year of service, Sunoco may make a discretionary profit sharing contribution of up to three percent of base pay. Messrs. Thomson and White also participate in the Sunoco, Inc. Savings Restoration Plan, a nonqualified deferred compensation plan that is made available to employees who participate in SunCAP and who may be subject to a compensation limitation and/or a contributions limitation under SunCAP pursuant to IRS limits. Under the Savings Restoration Plan, the participant may contribute to an account an amount in excess of the applicable IRS limits up to five percent of base salary. Matching contributions (and profit sharing contributions beginning July 1, 2010) by Sunoco are credited to Messrs. Thomson’s and White’s accounts to the extent that they would otherwise be made under SunCAP (up to a maximum of five percent of base salary in the case of matching contributions, and beginning July 1, 2010 up to three percent of base salary in the case of profit sharing contributions). Mr. Henderson was eligible to participate in SunCAP in 2010, but was not eligible for the matching contributions because he had been employed by Sunoco for less than one year. Mr. Henderson was not eligible to participate in the Savings Restoration Plan in 2010.

Sunoco Severance and Change in Control Benefits. Every Sunoco executive, including Messrs. Henderson, Thomson and White, is an employee at will. Sunoco may terminate employment at any time, with or without notice, and with or without cause. Mr. Thomson and Mr. White are eligible to participate in the Sunoco, Inc. Executive Involuntary Severance Plan, or the Involuntary Severance Plan, which are maintained by Sunoco for the purpose of providing severance to Sunoco executives whose employment is terminated by Sunoco other than for cause, death or disability. In addition, Mr. Thomson and Mr. White are eligible to participate in the Sunoco, Inc. Special Executive Severance Plan, or the CIC Plan, which is maintained for the purpose of providing severance to executives whose employment is terminated by Sunoco other than for cause, death or disability, or if the executive resigns for good reason in connection with or two years following a change in control of Sunoco. Mr. Henderson does not participate in these plans as he is eligible for severance benefits upon certain terminations of employment pursuant to the terms of his letter agreement (as described under “—SunCoke’s Anticipated Compensation Program Following This Offering—Letter Agreements”). Sunoco believes that severance protections can play a role in attracting and retaining key executives, including Messrs. Henderson, Thomson and White, particularly in light of the fact that there has been considerable consolidation in the energy industry in recent years. The CIC Plan was adopted to retain executives in the event of a change in control, and to eliminate the uncertainty which such a transaction may raise among management, potentially resulting in the departure or distraction of key management personnel.

With regard to a change in control, excess parachute payments are subjected to an excise tax payable by the recipient under Sections 280G and 4999 of the Internal Revenue Code, which also disallows the deduction by Sunoco of certain payments made to “disqualified individuals” that are contingent on a change in control. Because the excise tax can discriminate against long serving executives, executives who retain stock options and executives who defer compensation, Sunoco and the Sunoco Committee believed that the provision of an excise tax gross-up in the CIC Plan was appropriate. In some cases, actual severance payments will be reduced to eliminate/reduce Sunoco’s cost of the gross-up. Executives who join Sunoco after November 25, 2008 and who are eligible to participate in the CIC Plan, are not entitled to the 280G excise tax gross-up provided under the CIC Plan. Executives who were entitled to receive the 280G excise tax gross-up prior to November 25, 2008, including Messrs. Thomson and White, were “grandfathered”.

The Sunoco Compensation Process

A description of the compensation that Sunoco pays its executives, including Messrs. Henderson, Thomson and White, and why it pays that compensation is described above. The following information describes the methodology and process, together with the advisors that are used in determining the compensation that is paid (i.e., how the compensation process works).

Sunoco Compensation Methodology and Process

Sunoco Compensation Committee. The Sunoco Committee has responsibility for providing oversight of Sunoco’s executive compensation program. A complete description of the Sunoco Committee’s authority and responsibility is set forth in its Charter, which is available on Sunoco’s website at www.SunocoInc.com and is available in print upon request.

Sunoco External Advisors and Internal Support. Since 2007, the Committee has directly engaged Semler Brossy as its independent compensation consultant. A representative from Semler Brossy attends all regularly scheduled Sunoco Committee meetings. Since 2009, management has engaged Compensation Advisory Partners to assist management with the review, analysis and design options for Sunoco’s compensation program, some of which may be presented to the Sunoco Committee. Towers Watson, a compensation consultant, provides comparative executive compensation data with regard to the senior leadership team (including Sunoco’s CEO) for review by the Sunoco Committee. Towers Watson also provides competitive data for management, some of which may be presented to the Sunoco Committee for review. Semler Brossy provides a separate, independent review of Compensation Advisory Partners’ and Towers Watson’s information for the Sunoco Committee. In 2010, Sunoco’s Senior Vice President and Chief Human Resources Officer (who is management’s liaison to the Sunoco Committee), the Vice President, Compensation & Benefits and the Chief Governance Officer provided additional counsel, data and analysis as requested by the Sunoco Committee. The Sunoco CEO is not a member of the Sunoco Committee, but she does attend Sunoco Committee meetings. She makes recommendations on the compensation of the other members of the senior leadership team. However, she is not in attendance when the Sunoco Committee makes decisions with regard to her compensation. The Sunoco CEO has input with regard to the setting of the goals or performance criteria for the incentive plans; however, the Sunoco Committee, with the assistance and input of Semler Brossy, ultimately makes all final decisions with regard to setting goals or performance criteria.

Sunoco Comparator Group. Semler Brossy provides the Sunoco Committee with information on compensation trends and, with management, annually reviews relevant Sunoco Market Data and alternatives for the Sunoco Committee to consider when setting target compensation levels. The Sunoco Market Data is acquired from Towers Watson. Semler Brossy also provides information concerning practices of Sunoco’s Peer Companies, other oil companies and companies in general industry in order to assure that Sunoco’s programs are market-competitive, and to determine target compensation. The peer companies selected for Sunoco’s 2010 performance-based compensation consisted of Frontier Oil, Hess, Holly, Marathon Oil, Murphy Oil, Tesoro, Valero and Western Refining, and we refer to these companies as the Peer Companies.

For compensation purposes, because Sunoco and the Sunoco Committee believe that Sunoco’s direct competition for executive talent is broader than the Peer Companies, the Sunoco Committee generally reviews compensation practices of other companies in the oil industry and general industry (adjusted for relative revenues) (collectively, the “Sunoco Market Data”). The oil industry and general industry data are obtained from the following surveys:

•	Towers Watson’s 2009 Oil Industry Group Job Match Survey (which includes twelve companies, including some of Sunoco’s Peer Companies: Anadarko Petroleum, British Petroleum, Chevron,

ConocoPhillips, Devon Energy, ExxonMobil, Hess, Marathon Oil, Occidental Petroleum, Shell Oil, Tesoro and Valero Energy), which was adjusted for asset size and complexity;

•

Tower’s Watson’s Fortune 100 Executive Compensation Database, a market reference point developed from the General Industry Database below (which includes 40 non-financial companies, including Abbott Laboratories, Alcoa, AT&T, Best Buy, Boeing, Cardinal Health, Caterpillar, CHS, Coca-Cola Enterprises, CVS Caremark, Dow Chemical, DuPont, Ford, General Dynamics, General Electric, General Motors, Hess, Honeywell, Humana, IBM, Intel, International Paper, Johnson Controls, Johnson & Johnson, Lockheed Martin, McKesson, Medco Health Solutions, Microsoft, Motorola, PepsiCo, Pfizer, Sprint Nextel, Target, 3M, Time Warner, UnitedHealth, United Technologies, Valero Energy, Verizon, and Walt Disney); and

•

Towers Watson’s General Industry Executive Compensation Database (which included data from approximately 430 companies in the survey used in 2009 and approximately 345 companies in the survey used in 2010, including from the following industry groups: aerospace/defense; agribusiness/agriculture; automotive and transportation vehicles; chemicals and gases; computer hardware and office equipment; consumer products (durable); consumer products (non-durable); electronic, electrical and scientific equipment components; food and beverage producers and processors; forestry and paper products; industrial manufacturing; metals and mining; oil and gas exploration and production; oil sands; pharmaceutical and biotechnology; retail (food and drug); retail (general); semiconductors; software products and services; technology, hardware, software and services; telecommunications products and services; and transportation), which we refer to as the General Industry Survey. Sunoco is not provided with the identity of the specific component companies that are used for the General Industry Survey data.

Sunoco Market Analysis. The Sunoco Committee reviews the compensation data for each position in Sunoco’s senior leadership team, including Mr. Thomson, compared to the compensation of executives in similar positions with similar responsibility levels in the Sunoco Market Data by pay type (including base salary, annual incentive and long-term incentives, i.e., total direct compensation). In its review of the 2010 compensation of Mr. Thomson, the Sunoco Committee reviewed the compensation practices of the companies in the general industry comparator group and in reviewing the 2010 compensation for Mr. White, Sunoco’s Senior Vice President and Chief Human Resources Officer considered the compensation practices identified in the Sunoco Market Data. Mr. Henderson’s compensation for 2010 is set forth in his letter agreement (as described under “—SunCoke’s Anticipated Compensation Program Following This Offering—Letter Agreements”).

Sunoco Risk Review. A Sunoco management committee (consisting of representatives of Sunoco’s human resources, finance, legal and internal audit groups) was established in 2010 to enhance Sunoco’s focus on compensation risk. This group conducted an assessment of potential risks and risk mitigation techniques for the proposed metrics for Sunoco’s 2011 executive and employee annual incentive plans and performance-based common stock units. The Sunoco management committee also performs an annual compensation risk assessment of all the non-executive compensation plans, at both the parent and subsidiary levels (excluding Sunoco Logistics Partners L.P.), including our company. The results of the Sunoco management committee’s findings are reviewed with the Sunoco Committee. In addition, the Sunoco Committee receives periodic updates from management regarding metric performance throughout the year.

Other Sunoco Compensation Information

Tax Consequences. The following describes certain tax treatments that have an impact on or relate to the compensation philosophy or relate to certain forms of compensation.

•

Tax Deductibility of Compensation. During 2010, none of the compensation paid to SunCoke’s NEOs was subject to the limitations on the deductibility of compensation in excess of $1 million under Section 162(m) of the Internal Revenue Code. This is because SunCoke’s NEOs were not among the executives of Sunoco who were subject to Section 162(m).

•

Deferred Compensation. All of Sunoco’s and SunCoke’s nonqualified deferred compensation plans (including the Sunoco, Inc. Executive Retirement Plan and the Pension Restoration Plan) have been amended to comply with the requirements of Section 409A of the Internal Revenue Code and the guidance and regulations promulgated under that section. A more detailed discussion of Sunoco’s nonqualified deferred compensation arrangements is provided under “—Nonqualified Deferred Compensation in 2010.”

Elements/Components of SunCoke’s 2010 Compensation Programs

The following explains the elements of and rationale for the compensation paid to Mr. Titus and Mr. McGrath in 2010, each of whom had target total direct compensation at the 50th percentile of a blend (simple average) of general industry, durable goods manufacturing and energy services industry survey data for companies with revenue of approximately $1.6 billion gathered by Towers Watson (“SunCoke Survey Data”). The SunCoke Survey Data provides information based on a blend of proprietary surveys and the component companies are not identified. Actual total direct compensation for Mr. Titus and Mr. McGrath for 2010 was approximately 120 percent of the median of the SunCoke Survey Data. Mr. Titus’ total direct compensation exceeded the targeted range as a result of the sign-on bonus that Mr. Titus was paid in connection with his hiring in order to compensate him for forfeiting compensation from a prior employer. Mr. McGrath’s total direct compensation exceeded the targeted range due to a combination of Mr. McGrath’s base salary exceeding the median as a result of his initial salary level being higher because of his significant operating and business development experience in the energy industry and company performance in the SunCoke Leadership Recognition Plan. In addition, Mr. White participated in the SunCoke Annual Bonus Incentive Plan in 2010.

SunCoke Base Salary. Base salary is the only fixed portion of the total direct compensation for Messrs. Titus and McGrath. Base salary is designed to compensate executives for the scope and level of responsibility and sustained individual performance. The salaries of Messrs. Titus and McGrath are targeted at the 50th percentile of the SunCoke Survey Data. The actual 2010 base salary for Mr. Titus is approximately 90 percent of the median and Mr. McGrath’s 2010 base salary is approximately 125 percent of the median, in each case based on the SunCoke Survey Data. Mr. McGrath’s base salary exceeds the median as a result of his initial salary level when he joined SunCoke, which reflected his significant operating and business development experience in the energy industry and the importance of his position to the strategic growth of SunCoke.

SunCoke Annual Incentive. SunCoke’s Annual Bonus Incentive Plan, or ABIP, is a performance-based annual cash incentive plan. The ABIP was designed to promote the achievement of SunCoke’s short-term business objectives by providing competitive incentive opportunities to those executives who could significantly impact SunCoke performance, and providing rewards based on the achievement of predetermined goals that were closely correlated with SunCoke’s financial and HES performance.

An ABIP participant’s annual incentive, if any, is determined by the following formula:

Participant’s base salary for the plan year multiplied by his incentive guideline percentage multiplied by the company payout percentage and further adjusted for individual performance.

Each ABIP participant has a target guideline incentive that is expressed as a percentage. The guideline incentives for SunCoke’s NEOs who participated in the ABIP in 2010 were as follows: Mr. Titus—45 percent, Mr. McGrath—45 percent and Mr. White—45 percent. These percentages, which represent the target bonus award as a percentage of base salary under the ABIP (or base amount), are based on the 50th percentile of the SunCoke Survey Data and vary based on an individual’s responsibility.

For 2010, the four primary performance goals in the ABIP were net income after taxes, or NIAT, return on capital employed, or ROCE, health, environment and safety, or HES and plant reliability. NIAT (50 percent weighting) was derived from the 2010 annual operating plan, budgeting process and market forecasts. It is based upon the after-tax segment income reported in Sunoco’s financial statements and therefore excludes any financing related income and expense. The use of NIAT as a goal focused management on growing the company’s profitability. ROCE (25 percent weighting) kept management focused on getting the most out of existing assets and pursuing only those strategic growth and investment opportunities which would provide desired returns. ROCE was calculated by taking after-tax operating income and dividing it by capital employed. It is used as a measure of the efficiency of SunCoke’s capital resources utilization. HES performance (20 percent weighting) was used to reinforce that, along with financial success, management must be focused on excellence in the fields of health, environmental and safety. The fourth goal, plant reliability (5 percent weighting), keeps managers focused on on-going operations. In addition, the annual bonus could be increased by 0 to 40 percent of the participant’s base amount for each cokemaking facility project approved by Sunoco’s board of directors during 2010, provided that any contingencies applicable to such approval had been favorably resolved prior to March 15, 2011. The maximum ABIP payout for an individual is 200 percent of the target guideline incentive.

The performance goals for 2010 were based on meeting weighted objectives for the following principal measurements:

•	Performance relative to SunCoke’s targeted NIAT (weighted 50 percent).

Income	Factor
<$100 million	0
$100 million	50%
$135 million	100%
$170 million	150%
$185 million	200%

•	SunCoke’s ROCE (weighted 25 percent), is calculated by taking operating income after tax plus after-tax interest and dividing it by capital employed:

Return on Capital Rate	Payout Factor (% of Target)
<12.1%	0
12.1%	50%
16.3%	100%
20.5%	150%
22.3%	200%

•	SunCoke-wide HES performance using four metrics (weighted 20 percent):

Weight	Metric
30%	Cokemaking Facility Safety Rate
30%	Mining Safety Rate
20%	Major Project Safety Rate
20%	Deviations

•	SunCoke’s plant reliability is calculated as follows (weighted 5 percent)

Reliability	Payout Factor (% of Target)
<96.7%	0
97.1%	50%
97.7%	100%
97.9%	150%
>98.3%	200%

In 2010, SunCoke achieved NIAT (on a Sunoco segment basis) of $131.5 million, ROCE of 16.2 percent and SunCoke plant reliability for 2010 was 97.8 percent, which was determined based on the number of ovens pushed divided by total ovens. SunCoke plant reliability measures a key aspect of SunCoke’s capacity utilization for the cokemaking plant operations. With respect to HES, SunCoke reviewed 2010 performance for each of the four HES metrics and determined that overall HES achievement was 69 percent of target level based on the achievement of the following performance levels compared to the pre-established targets (weighting in parentheses):

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the Cokemaking Facility Safety Rate (30 percent), which is measured using the OSHA Recordable Incident Rate (actual OSHA recordable incidents x 200,000 (which is the approximate number of hours a person works each year multiplied by 100) divided by total man-hours worked), had a target rate of 0.85 and an actual performance rate of 0.91 for 2010, resulting in a payout factor of 23 percent;

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the Mining Safety Rate (30 percent), which is measured using the OSHA Recordable Incident Rate, had a target rate of 2 and an actual performance rate of 4.11 for 2010, resulting in no payout factor under this metric;

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the Major Project Safety Rate (20 percent), which is measured using the OSHA Recordable Incident Rate, had a target rate of 1 and an actual performance rate of 1.41 for 2010, resulting in a payout factor of 11.8 percent; and

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Deviations (20 percent), which are defined as a noncompliance with an Environmental Protection Agency air permit term, had a target rate of 50 and an actual performance rate of 34, resulting in a payout factor of 34 percent.

Based on the performance described above, the SunCoke performance payout factor for the 2010 ABIP is determined by establishing the payout level for each of the four measurements, taking into account the weighting of each measurement. The following chart sets forth the SunCoke performance payout factor for the 2010 ABIP:

Measurement	Actual Performance	Payout Factor	Total Weight	Total
NIAT	$131.5 million	90%	50%	45%
ROCE	16.2%	97.6%	25%	24.4%
HES	(Based on Individual Metrics Described Above)	69%	20%	13.8%
Plant Reliability	97.8%	125%	5%	6.2%
2010 SunCoke Performance Payout Factor				89.4%

The actual payout for each participant under the 2010 ABIP is determined by multiplying the participant’s base salary by the participant’s incentive guideline percentage by the payout factor and adjusting for individual performance. In adjusting for individual performance, SunCoke considers specific criteria, but does not allocate any specific weighting to the criteria, rather taking a holistic approach in analyzing individual performance.

In determining the final annual bonus for each of Messrs. Titus, McGrath and White, the following aspects of individual performance during 2010 were considered:

Mr. Titus

•	Led Finance and Administration function during a period of organizational transition prior to the hiring of a new chief financial officer;

•	Played a key role in SunCoke’s preparation for separation from Sunoco;

•	Led the SunCoke headquarters relocation project; and

•	Developed a comprehensive business metrics scorecard for monitoring key business performance activities.

Mr. McGrath

•	Led a strategic analysis which identified SunCoke’s growth opportunities;

•	Developed the foundation for future growth by building Business Development organizational capability; and

•	Progress in implementing and activating specific growth initiatives fell short of our goals or experienced delays.

Mr. White

•	Implemented “SunCoke Way” process standardization and improvement initiative, which resulted in substantial operational performance improvement;

•	Led successful start-up of Granite City cokemaking facility;

•	Improved quality and depth of operational leadership team; and

•	Contributed to historical best safety performance of coke manufacturing facilities.

In accordance with the parameters of the plan, it was determined that, for 2010, Mr. Titus’ annual bonus was $109,192, Mr. McGrath’s annual bonus was $97,419 and Mr. White’s annual bonus was $131,631.

Based on actual performance during 2010, the annual incentive payments for Messrs. Titus and White were above the median of the SunCoke Survey Data. Mr. Titus’ annual incentive payment was approximately 105 percent of the median of the SunCoke Survey Data and Mr. White’s annual incentive payment was approximately 110 percent of the median of the SunCoke Survey Data. In each case the executive exceeded the median because of his individual performance during 2010 as described above. Mr. McGrath’s annual incentive payment was within the targeted range.

SunCoke Long-Term Incentive Awards. Another key element of SunCoke’s executive compensation program is the long-term incentive awards granted under SunCoke’s Leadership Recognition Plan, or LRP. The purpose of the LRP is to motivate and retain talented individuals by providing participants with competitive long-term incentive award opportunities.

SunCoke’s long-term compensation program consists of cash awards that vest over three years based on the achievement of certain performance goals. Messrs. Titus and McGrath were granted awards under the LRP in 2010. We believe that providing senior executives with the opportunity to participate in a long-term compensation program is consistent with similarly situated companies in our industry and provides our senior executives with the opportunity to further benefit from SunCoke’s growth.

The LRP is administered by a committee, consisting of the President of SunCoke, Sunoco’s Senior Vice President and Chief Human Resources Officer, and the Vice President of Human Resources for SunCoke and any other members designated by SunCoke from time to time. The LRP committee interprets the LRP, grants awards under the LRP and has the discretion to reduce or otherwise modify any awards under the LRP.

SunCoke Performance-Based Cash Awards. The LRP provides for long-term incentive compensation that has been designed to pay out only if certain pre-established, objective performance measures have been met over the applicable three-year performance period. For the awards granted during 2010 to Messrs. Titus and McGrath, SunCoke used four performance measures: (1) Income Performance Percentage, which is measured as a fraction (expressed as a percentage) where the numerator is the sum of the actual net income of SunCoke for each of the three years during the applicable vesting period and the denominator is the sum of the budgeted net income of SunCoke for the applicable period, (2) New Project Percentage, which is between zero percent and 40 percent for each cokemaking facility approved by the Sunoco Board during the initial year of the applicable vesting period, determined in the sole discretion of SunCoke’s management, (3) Construction Budget Performance Percentage, which is, in respect of each new cokemaking facility project that is constructed during each applicable vesting period, (A) 100 percent minus (B) a fraction (expressed as a percentage), the numerator of which is the actual cost to construct the cokemaking facility, and the denominator of which is the budgeted cost to construct the cokemaking facility, and (4) Schedule Performance Percentage, which is (A) positive ten percent where the cokemaking facility is constructed by the applicable completion date or (B) negative ten percent where the cokemaking facility is not constructed by the applicable completion date. Each award under the LRP is calculated by taking the sum of the participant’s base amount multiplied by each of the percentages determined in accordance with (1) through (4) above (where applicable). No award under the LRP can exceed 200 percent of the participant’s base amount. The performance goals are designed with the intent that the participating executives will only be rewarded with above-median level of compensation when the performance goals are obtained. Mr. Titus’ base amount under the (2010-2012 LRP award) is $138,000 and Mr. McGrath’s base amount under the LRP for 2010 (2010-2012 LRP award) is $171,000. For the 2008-2010 LRP award, SunCoke determined that the Income Performance Percentage of the LRP award was achieved at 100 percent, based on actual income in 2008 of $104.7 million (target of $83.4 million—126 percent achievement), in 2009 of $185 million (target of $203 million—91 percent achievement) and in 2010 of $131.5 million (target of $135 million—97 percent achievement). SunCoke also determined that, based on a review of the remaining three performance metrics, it would not make any adjustments for the New Product Percentage, the Construction Budget Performance Percentage and the Schedule Performance Percentage. As a result, Mr. McGrath, whose base amount for the 2008-2010 LRP award was 45 percent of his annual base salary ($285,000) (prorated for the portion of the performance period that he was a participant in the program), received a payout of $96,188 in the first quarter of 2011.

SunCoke Sign-On Bonus. In recognition of Mr. Titus’ forfeiture of compensation from his prior employer in connection with him accepting employment with SunCoke, we agreed to pay Mr. Titus a sign-on bonus in the gross amount of $439,000. The sign-on bonus is payable in three installments, the first installment of $195,000 was paid upon Mr. Titus commencing employment with SunCoke on January 25, 2010, the second installment of $138,000 was paid on the first anniversary of the date he commenced employment with SunCoke and the third installment of $106,000 will be paid on the second anniversary of the date he commenced employment with SunCoke, provided that Mr. Titus does not resign or is not terminated for cause prior to such payment date.

SunCoke Retirement Benefits. SunCoke offers to all of its employees, including Messrs. Titus and McGrath, the opportunity to participate in the SunCoke Profit Sharing and Retirement Plan, which is an enhanced 401(k) profit sharing defined contribution plan designed primarily to help participating employees accumulate funds for retirement. The plan provides the opportunity for SunCoke employees to make elective contributions and provides SunCoke with the discretion to make an annual profit sharing contribution. If SunCoke elects to make an annual profit sharing contribution for its employees, such contribution must be between 7.5 percent and 15 percent of the participant’s annual compensation. In 2010, SunCoke made a profit sharing contribution of 8 percent of each participant’s annual compensation. Mr. Titus was not eligible for profit sharing contributions in 2010.

Other SunCoke Benefits

Messrs. Titus and McGrath participate in the same basic benefits package and on the same terms as other eligible SunCoke employees. The benefits package includes a savings program as well as medical and dental benefits, retiree medical benefits, disability benefits, insurance (life, travel accident), occupational death benefits, and vacations and holidays.

SunCoke Severance and Change in Control Benefits. Messrs. Titus and McGrath are eligible to participate in the SunCoke Involuntary Termination Plan. The SunCoke Involuntary Termination Plan provides for severance payments based on the participant’s base salary and years of service with SunCoke upon an involuntary termination of employment. If a participant’s employment is involuntarily terminated and he or she executes a release and waiver of employment-related claims, he or she is entitled to a lump sum payment equal to (1) twelve weeks of base salary if the participant has completed six years or less of service with SunCoke, (2) an additional two weeks of base salary for each additional year of service with SunCoke between the seventh year and the twenty-fifth year, and (3) a total of fifty-two weeks of base salary for any participant who has twenty-six or more years of service with SunCoke. If a participant’s employment is involuntarily terminated and he or she does not execute a release and waiver of employment-related claims, the participant is entitled to two weeks of base salary.

In the event of a change in control of SunCoke (as defined in the LRP), outstanding awards under the LRP will become fully vested and payable to the participant upon such change in control in order to provide participants with the same benefit as other stakeholders in SunCoke and to provide additional incentive for SunCoke employees to remain with SunCoke through the closing of any transaction. Messrs. Titus and McGrath participate in the LRP.

The SunCoke Compensation Process

A description of the compensation that SunCoke pays Messrs. Titus and McGrath, and why it pays that compensation is described above. The following information describes the methodology and process that SunCoke undertakes in determining compensation for Messrs. Titus and McGrath, together with the advisors that are used in determining the compensation that is paid.

SunCoke’s Compensation Methodology and Process

SunCoke External Advisors and Internal Support. SunCoke management engaged Towers Watson to develop a compensation structure that would support SunCoke’s growth. Towers Watson also provided SunCoke management with guidance on how to refine its compensation program and strategies to better attract and retain talent. SunCoke also has a compensation committee, the SunCoke Committee, that makes determinations with respect to compensation programs for SunCoke employees, including Messrs. Titus and McGrath. The SunCoke Committee consists of executives representing SunCoke’s executive leadership, accounting and finance, and human resources functions and Sunoco’s Senior Vice President and Chief Human Resources Officer.

SunCoke Comparator Group. SunCoke’s management also engaged Towers Watson to provide competitive data to determine short and long-term incentive targets for its senior executives (other than Messrs. Henderson, Thomson and White). Towers Watson developed the process for reviewing SunCoke Survey Data and provided additional information regarding the competitiveness of SunCoke’s compensation practices relative to the compensation practices of similarly situated companies that were part of the SunCoke Survey Data. As set forth above, the SunCoke Survey Data was based on a blend of general industry, durable goods manufacturing and energy services industry survey data for companies with revenue of approximately $1.6 billion.

Compensation Decisions for SunCoke NEOs

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2010 Compensation Decisions for Mr. Henderson. Mr. Henderson’s 2010 compensation is set forth in his letter agreement, dated as of September 2, 2010 and described under “SunCoke’s Anticipated Compensation Program Following This Offering—Letter Agreements.”

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2010 Compensation Decisions for Mr. Thomson. Annually, Sunoco’s CEO provides the Sunoco Committee with an assessment of the performance of the other members of Sunoco’s senior leadership team, including Mr. Thomson, together with other factors that Sunoco’s CEO believes that the Sunoco Committee should consider. Sunoco’s CEO, in consultation with Sunoco’s Senior Vice President and Chief Human Resources Officer and utilizing the General Industry Survey for companies with revenue of approximately $1 billion, makes compensation recommendations to the Sunoco Committee. The Sunoco Committee reviews and approves the compensation of the other members of the senior leadership team, including Mr. Thomson. The Sunoco Committee may exercise its discretion in modifying any recommended compensation or award to any of the executives.

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2010 Compensation Decisions for Mr. White. For Mr. White’s compensation in 2010, Mr. Thomson assessed the performance of Mr. White and, in consultation with Sunoco’s Senior Vice President and Chief Human Resources Officer and Sunoco’s CEO and utilizing the Sunoco Market Data, determined Mr. White’s compensation.

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Other NEOs’ Compensation Decisions. Mr. Thomson, along with Sunoco’s Senior Vice President and Chief Human Resources Officer and SunCoke’s Vice President of Human Resources, reviewed the SunCoke Survey Data provided by Towers Watson. After completing this review and taking into account SunCoke’s philosophy of paying SunCoke executives direct compensation at the 50th percentile of the SunCoke Survey Data, while considering individual differentiation based on experience, this group determined the total direct compensation for Messrs. Titus and McGrath for 2010.

SunCoke’s Anticipated Compensation Program Following This Offering

The design of SunCoke’s compensation program following this offering is an ongoing process. We believe that the proposed distribution described elsewhere in this prospectus will, if it occurs, provide SunCoke with more flexibility in designing compensation programs to attract, motivate and retain our executives, including permitting us to compensate executives with non-cash, equity-based compensation reflective of our stock performance in relation to a comparator group. While we are still in the process of determining specific details of the compensation program that will take effect following the offering, it is anticipated that SunCoke’s program may also include some of the same features as Sunoco’s compensation programs, while maintaining SunCoke’s existing objectives and philosophies.

Sunoco management has engaged Compensation Advisory Partners to assist in designing SunCoke’s compensation plans and programs that will be in effect following this offering. Sunoco management will meet with the Sunoco Committee to review the design and implementation of post-offering compensation plans and programs because the compensation committee for SunCoke will not be formed prior to this offering.

Letter Agreements

Sunoco entered into letter agreements with Mr. Henderson and Mr. Thomson in 2010 that provide for compensation relating to the distribution described elsewhere in this prospectus. The compensation set forth in Mr. Thomson’s letter will not appear in the Summary Compensation Table or any of the other tables in this prospectus because Mr. Thomson’s letter agreement did not provide for compensation in 2010. The material terms of the letter agreements are set forth below.

Henderson Letter Agreement

Sunoco hired Mr. Henderson on September 1, 2010 as a Senior Vice President of Sunoco, with the commitment that he will be named our Chief Executive Officer. The letter agreement between Sunoco and Mr. Henderson provides an annual base salary of $925,000 and an annual target bonus opportunity of 110 percent of base salary. Upon the consummation of a triggering transaction, which includes this offering, a spin-off of SunCoke and similar transactions, Mr. Henderson is entitled to an equity grant with an aggregate value of $6.4 million, 50 percent in SunCoke stock options and 50 percent in SunCoke restricted share units. Subject to continued employment, the stock options will vest in equal one-third installments on the first, second and third anniversaries of the date of the triggering transaction, and the restricted share units will vest in equal one-third installments on the third, fourth, and fifth anniversaries of the effective date of Mr. Henderson’s hiring. In May 2011, the terms of the initial equity grant under Mr. Henderson’s letter agreement were amended to provide that, consistent with the composition of equity awards granted to other SunCoke senior executives, the value of his initial equity award will be comprised of 70 percent options and 30 percent restricted share units. The incremental stock options will vest on the same schedule as the restricted share units (three equal annual installments beginning on the third anniversary of the effective date of Mr. Henderson’s hiring). For 2012, and subject to the approval of our board of directors or the SunCoke Committee, it is anticipated that Mr. Henderson will receive a target long-term incentive award of $3.2 million. Upon a termination of employment without “just cause,” as defined in Mr. Henderson’s letter agreement, or upon Mr. Henderson’s resignation following the sale of SunCoke or a failure to complete a sale or triggering transaction of SunCoke prior to December 31, 2011, Mr. Henderson will be entitled to severance payments. For a quantification of these payments, see “—Potential Payments Upon Termination or Termination in the Event of a Change in Control.” Mr. Henderson is also entitled to relocation benefits, temporary living expenses and other benefits that are substantially the same as other executives of Sunoco. Immediately following this offering, Sunoco will cause SunCoke to assume the Henderson letter agreement and the obligations thereunder.

Thomson Letter Agreement

The letter agreement between Sunoco and Mr. Thomson provides that, upon the consummation of certain transactions, including this offering or a spin-off of SunCoke, in each case prior to January 1, 2012, subject to Mr. Thomson’s employment through the date of such transaction, Mr. Thomson would be entitled to a lump sum cash payment of $500,000 and would be granted SunCoke restricted share units with a value of $500,000 on the date of grant which would vest on the earlier of the first anniversary of this offering or the termination of Mr. Thomson’s employment due to death, or disability or by SunCoke (other than for “just cause,” as defined in Mr. Thomson’s letter agreement). If we complete this offering the payment described below relating to a sale of SunCoke will not apply. In the event of a sale of SunCoke to a third party, Mr. Thomson is entitled to a lump sum cash payment of $1 million, with $500,000 paid immediately on the closing of the applicable transaction and the remaining $500,000 payable on the earlier of the first anniversary of the sale and the termination of Mr. Thomson’s employment due to death or disability or by SunCoke (other than for “just cause”). If Mr. Thomson receives the payments relating to a sale of SunCoke, the payments relating to the completion of this offering or a spin-off of SunCoke will not apply. If Mr. Thomson’s employment is terminated other than for death or disability or “just cause” following this offering, a spin-off or a sale during the first six months of 2012, Mr. Thomson is entitled to cash payments determined based on the value of certain unvested equity awards. In the event that this offering, a spin-off or sale is not consummated by January 1, 2012 (and Mr. Thomson continues to be employed by Sunoco or SunCoke on such date), Sunoco will make a lump sum cash payment of $200,000 to Mr. Thomson no later than January 16, 2012 and Mr. Thomson will not be entitled to any payments or awards under the letter agreement upon consummation of this offering, a spin-off or sale of SunCoke. Sunoco has the authority to assign the Thomson letter agreement and all obligations thereunder to SunCoke in its sole discretion.

SunCoke Long-Term Performance Enhancement Plan

Introduction

Prior to the completion of this offering, SunCoke expects to adopt the SunCoke Energy, Inc. Long-Term Performance Enhancement Plan, or SunCoke LTPEP. The purpose of the plan will be to assist SunCoke in attracting, retaining and motivating officers and employees, and to provide SunCoke with the ability to provide incentives more directly linked to the profitability of our business and increases in stockholder value. In addition, the SunCoke LTPEP is expected to provide for the assumption of awards pursuant to the adjustment of awards granted under current plans of Sunoco and its subsidiaries. The SunCoke LTPEP is expected to contain important features that are summarized below.

Administration

The SunCoke LTPEP will be administered by the SunCoke Committee or such other committee of our board of directors as our board of directors may from time to time designate, which we refer to as the Plan Committee. Among other things, the Plan Committee will have the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of SunCoke common stock to be covered by each award, and to determine the terms and conditions of any such awards.

Eligibility

In addition to individuals who hold outstanding adjusted awards, persons who serve or agree to serve as officers or employees of SunCoke and its subsidiaries and affiliates will be eligible to be granted awards under the SunCoke LTPEP (other than adjusted awards that are assumed in connection with the distribution).

Shares Subject to the SunCoke LTPEP

The SunCoke LTPEP will authorize the issuance of up to          shares of SunCoke common stock pursuant to new awards under the SunCoke LTPEP, plus shares to be granted pursuant to the assumption of outstanding adjusted awards. No single participant may be granted awards covering in excess of          shares of SunCoke common stock over the life of the SunCoke LTPEP.

The shares of SunCoke common stock subject to grant under the SunCoke LTPEP are to be made available from authorized but unissued shares or from treasury shares, as determined from time to time by our board of directors. Other than adjusted awards, to the extent that any award is forfeited, or any option terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of SunCoke common stock subject to such awards not delivered as a result thereof will again be available for awards under the SunCoke LTPEP. If the exercise price of any option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of SunCoke common stock (by either actual delivery or by attestation), only the number of shares of SunCoke common stock issued net of the shares of SunCoke common stock delivered or attested to will be deemed delivered for purposes of the limits in the SunCoke LTPEP. To the extent any shares of SunCoke common stock subject to an award are withheld to satisfy the exercise price (in the case of an option) and/or the tax withholding obligations relating to such award, such shares of SunCoke common stock will not generally be deemed to have been delivered for purposes of the limits set forth in the SunCoke LTPEP.

In the event of certain extraordinary corporate transactions, the Plan Committee or our board of directors will be able to make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the SunCoke LTPEP, (ii) the various maximum limitations set forth in the SunCoke LTPEP, (iii) the number and kind of shares or other securities subject to outstanding awards, and (iv) the exercise price of outstanding options.

As indicated above, several types of stock grants can be made under the SunCoke LTPEP. A summary of these grants is set forth below. The SunCoke LTPEP will govern options and share units that convert from existing Sunoco options and Sunoco share units in connection with the distribution, as well as other award grants made following this offering pursuant to the SunCoke LTPEP. Notwithstanding the foregoing, the terms that govern Sunoco options and Sunoco share units that convert into options and share units of SunCoke in connection with the distribution will govern such options and restricted stock units to the extent inconsistent with the terms described below.

Stock Options

Stock options granted under the SunCoke LTPEP shall be nonqualified stock options. The exercise price of options cannot be less than 100 percent of the fair market value of the stock underlying the options on the date of grant. Optionees may pay the exercise price in cash or in SunCoke common stock (valued at its fair market value on the date prior to the date of exercise) or by withholding shares otherwise receivable on exercise. The term of options will be as determined by the Plan Committee, but may not have a term longer than ten years from the date of grant. The Plan Committee will determine the vesting and exercise schedule of options.

No stock option may be transferred by a participant other than by will, by the laws of descent and distribution or, to the extent not inconsistent with the applicable provisions of the tax code, pursuant to a domestic relations order under applicable provisions of law. However, subject to such limits as the Plan

Committee may establish, the Plan Committee, in its discretion, may allow a participant to transfer a stock option for no consideration to, or for the benefit of, an immediate family member or to a bona fide trust for the exclusive benefit of such immediate family member, or a partnership or limited liability company in which immediate family members are the only partners or members.

Share Units

The Plan Committee may grant share units payable in cash or shares of SunCoke common stock, conditioned upon continued service, which we refer to as restricted share units, and/or the attainment of performance goals, which we refer to as performance share units, determined by the Plan Committee. In the case of performance-based awards that are intended to qualify under Section 162(m)(4) of the Internal Revenue Code, such goals will be based on the attainment of one or any combination of the following: specific targeted amounts of, or changes in, financial or operating goals including: revenues; expenses; net income; operating income; operating income after tax; equity; return on equity, assets or capital employed; working capital; total shareholder return; earnings before interest, taxes, depreciation and amortization, or EBITDA; earnings before interest and taxes, or EBIT; operating capacity utilized; production or sales volumes; throughput, cost of refining/processing; margin capture; gross margin; or operating margin. Such goals may be applicable to SunCoke as a whole or one or more of its business units and may be applied in total or on a per share, per barrel or percentage basis and on an absolute basis or relative to other companies, industries or indices or any combination thereof, as determined by the Plan Committee.

A holder of share units will be entitled to receive payment from SunCoke in an amount equal to each cash dividend, or dividend equivalent, SunCoke would have paid to such holder had he, on the record date for payment of such dividend, been the holder of record of shares of SunCoke common stock equal to the number of outstanding share units. Vesting and payment of dividend equivalents will correspond to the vesting and settlement of the share units with respect to which the dividend equivalents relate. The dividend equivalents will not bear interest.

Change in Control

The Plan Committee may provide in any award agreement for provisions relating to a change in control, including, without limitation, the acceleration of the exercisability of, or the lapse of restrictions or deemed satisfaction of goals with respect to, any outstanding awards under the plan.

Amendment and Discontinuance

The SunCoke LTPEP may be amended, altered or discontinued by our board of directors, but no amendment, alteration or discontinuance may materially impair the rights of an optionee under an option or share unit previously granted without the optionee’s or recipient’s consent. Amendments to the SunCoke LTPEP will require stockholder approval to the extent such approval is required by law or agreement.

Federal Income Tax Consequences

The following discussion is intended only as a brief summary of the federal income tax rules that are generally relevant to nonqualified options. The laws governing the tax aspects of awards are highly technical and such laws are subject to change. Upon the grant of a nonqualified option, the optionee will not recognize any taxable income and SunCoke will not be entitled to a deduction. Upon the exercise of such an option, the excess of the fair market value of the shares acquired on the exercise of the option over the exercise price will constitute compensation taxable to the optionee as ordinary income. SunCoke, in computing its U.S. federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee, subject to the limitations of Section 162(m) of the Internal Revenue Code.

SunCoke Senior Executive Incentive Plan

Introduction

Prior to the completion of this offering, SunCoke expects to adopt the SunCoke Energy, Inc. Senior Executive Incentive Plan, or SEIP. The purpose of the plan is to provide awards to selected executive officers, who individually or as a group contribute to a substantial degree to the success of SunCoke, and who are in a position to have a direct and significant impact on the growth and success of SunCoke. The SEIP is expected to contain important features that are summarized below.

Participants

Participants in the SEIP will include SunCoke’s chief executive officer, or SunCoke CEO, selected senior executives reporting directly to the SunCoke CEO, and any other executive designated by the SunCoke Committee within the first ninety (90) days of a performance year.

Administration

The SunCoke Committee will administer the SEIP, and may amend the plan. The SunCoke Committee will be composed entirely of independent directors of SunCoke, as defined under Section 162(m) of the Internal Revenue Code.

Awards

The SEIP will provide for an award fund that will be established each year at five percent of Adjusted EBITDA, as defined below. In general, all awards under the SEIP will be charged against the award fund. The awards will be paid in cash, net of taxes, no later than two and one-half months following the year with respect to which the award relates.

For purposes of the SEIP, Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization, adjusted to exclude the impact of significant: gains (losses) on the disposal of assets; asset impairments, retirements or writedowns; gains (losses) associated with legal, insurance or tax settlements/adjustments; restructuring, severance or pension-related charges; or other similar items out of the ordinary course of business.

If there is Adjusted EBITDA for the applicable performance year, the maximum award amount that each participant may receive for the performance year will be (i) $4,000,000 for the SunCoke CEO, and (ii) $2,000,000 for each other participant, subject to reduction based on the size of the award fund. The foregoing amounts are maximum amounts established in order to satisfy requirements under Section 162(m) of the Internal Revenue Code. The SunCoke Committee may decrease or eliminate any award to a participant. Under the SEIP, the SunCoke Committee will establish applicable performance goals that will allow us to determine the actual award payout each year. Such goals may include, without limitation, achievement of short-term business objectives and individual objectives, achievement of long-term goals, and, except in the case of an award for the SunCoke CEO, the recommendations of the SunCoke CEO.

If a participant voluntarily terminates his or her employment with SunCoke (for any reason other than retirement, death, permanent disability or approved leave of absence) prior to December 31 of a performance year, or the participant is terminated for just cause (which is defined in the SEIP) before March 15 of the succeeding calendar year, the participant will not receive payment of an award for that performance year. If a participant’s employment status changes during the performance year as a result of death, permanent disability, retirement, approved leave of absence or termination at the request of SunCoke, other than for just cause, the participant will receive a pro-rated award for the portion of the performance year during which the participant was employed in an eligible position.

SunCoke Executive Involuntary Severance Plan

Prior to the completion of this offering, SunCoke will adopt the SunCoke Executive Involuntary Severance Plan, which will become effective immediately following the completion of this offering. The SunCoke Executive Involuntary Severance Plan will provide severance to designated executives, including named executive officers, whose employment is terminated by SunCoke other than for just cause (which is defined in the SunCoke Executive Involuntary Severance Plan), death or disability. In recognition of their past service to SunCoke, the SunCoke Executive Involuntary Severance Plan is intended to assist the executive in transition from employment at SunCoke. Severance under the SunCoke Executive Involuntary Severance Plan will be paid in installments, and will range from one to two times the sum of the participant’s annual base salary and target annual incentive, depending on the participant’s level of seniority. Participants will also be entitled to the continuation of medical plan benefits for the period during which the participant receives severance payments. Severance under the SunCoke Executive Involuntary Severance Plan will be subject to the execution of a release of claims against SunCoke at the time of the termination of the participant’s employment.

SunCoke Special Executive Severance Plan

Prior to the completion of this offering, SunCoke will adopt the SunCoke Special Executive Severance Plan, or the SunCoke CIC Plan, which will be effective immediately following the completion of this offering. The SunCoke CIC Plan will provide severance to designated executives, including the named executive officers, whose employment is terminated by SunCoke other than for just cause (which is defined in the SunCoke CIC Plan), death or disability, or if the executive resigns for good reason (which is defined in the SunCoke CIC Plan), in each case within two years following a change in control of SunCoke. The SunCoke CIC Plan is designed to reinforce and encourage the continued attention and dedication of senior executives of SunCoke in the event of a possible major transaction. The SunCoke CIC Plan will provide for severance, generally payable in a lump sum, equal to two to three times the sum of the participant’s annual base salary and the greater of (i) 100 percent of the participant’s annual incentive guideline (target) in effect immediately before the change in control or, if higher, employment termination date, or (ii) the average annual incentive awarded to the participant with respect to the three years ending before the change in control or, if higher, ending before the employment termination date, with the multiple depending on the participant’s level of seniority. Participants will also be entitled to the continuation of medical plan benefits for either two or three years (consistent with the applicable severance multiple).

Summary Compensation Table for the Fiscal Year Ended December 31, 2010

The following summary compensation table and related footnotes present the compensation during fiscal year 2010 provided to the executive officers named therein:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Frederick Henderson,	2010	308,333	—	—	—	600,000	—	58,065	966,398
Chairman and CEO, and Senior Vice President, Sunoco

Martin Titus,	2010	212,308	195,000	—	—	154,732	—	53,322	615,362
VP, Finance and Administration
Michael Thomson,	2010	458,350	—	454,191	212,668	600,000	101,799	33,288	1,860,296
President and COO, and Senior Vice President, Sunoco

Michael White,	2010	266,600	—	198,349	93,288	131,631	37,654	46,377	773,899
SVP, Operations
Matthew McGrath,	2010	285,000	—	—	—	238,493	—	21,750	545,243
SVP, Corporate Strategy and Business Development

(1)

The amounts in this column for Messrs. Henderson and Titus reflect the amount earned for a partial year of service. Mr. Henderson commenced employment on September 1, 2010 and Mr. Titus commenced employment on January 25, 2010.

(2)	The amounts in this column for Mr. Titus reflect the portion of Mr. Titus’ sign-on bonus paid in 2010.
(3)

The amounts in this column reflect the grant date fair value of the retention-based and performance-based Sunoco common stock units (CSUs) awarded to SunCoke NEOs in 2010. As required by FASB ASC Topic 718, the grant date fair value was determined based on the closing price of Sunoco shares on the date of grant. The grant date fair value of the performance-based awards was based on the expected outcome of the performance goals at the time of grant using a Monte Carlo simulation. The following are the values of the performance-based CSUs awarded in 2010 if they pay out at the maximum of 150 percent based on the fair value of Sunoco common stock on the grant date: Mr. Thomson—$283,410 and Mr. White—$123,939.

(4)

The amounts included in this column reflect the grant date fair value of stock option awards granted in 2010. The grant date fair value was determined in accordance with FASB ASC Topic 718. The grant date fair value of the stock options is estimated using the Black-Scholes option pricing model based on the following assumptions that were made by Sunoco:

Expected life	5 years
Risk-free interest rate	2.3%
Dividend yield	2.1%
Expected volatility	41.1%

(5)

The amounts included in this column are the annual incentive amounts under the Sunoco Senior Executive Incentive Plan for Messrs. Henderson and Thomson and the SunCoke Annual Bonus Incentive Plan for Messrs. Titus, McGrath and White. Under the Sunoco Senior Executive Incentive Plan, for the 2010 Performance Year, if an NEO’s award was greater than 150 percent of his guideline incentive, a portion of the excess amount was automatically deferred into the Executive Involuntary Deferred Compensation Plan. The NEOs that had a portion of their 2010 annual incentive award deferred and the amounts deferred (which are included in the amounts in the table above) are as follows: Mr. Henderson—$45,116 and Mr. Thomson—$76,554.

(6)	The amounts included in this column reflect the change in pension value. There were no above market deferred compensation earnings to be reported for 2010.

(7)	For the components of the amounts in this column, see table below.

Name	Match or Profit Sharing Contribution Under Defined Contribution Plans	Cost of Basic Life Insurance	Relocation	Tax Gross-Up(a)		Total
Frederick Henderson	—	$633	$34,000	$23,432		$58,065
Martin Titus	—	$2,898	$38,140	$12,284	(b)	$53,322
Michael Thomson	$32,348	$940	—	—		$33,288
Michael White	$17,310	$547	$18,462	$10,058		$46,377
Matthew McGrath	$18,600	$3,150	—	—		$21,750

(a)	Tax gross-ups related to certain taxable moving and relocation expenses under a moving and relocation policy, which eligible employees are entitled to receive under the applicable broad-based policy.
(b)	The gross-up amount for Mr. Titus includes the tax gross-up of $9,759 for his relocation and a tax gross-up of $2,525 in 2010 relating to an individual long-term disability policy.

(8)

The amount disclosed in the Non-Equity Incentive Plan Compensation Column for Mr. Titus includes (i) his 2010 annual bonus under the SunCoke Annual Bonus Incentive Plan of $109,192 and (ii) the amount earned under the SunCoke Leadership Recognition Plan with respect to 2010 performance under his 2010-2012 award ($45,540). Mr. Titus’ award will be paid out at the end of the performance period, subject to Mr. Titus’ continued employment through such date.

(9)

The amount disclosed in the Non-Equity Incentive Plan Compensation Column for Mr. McGrath includes (i) his 2010 annual bonus under the SunCoke Annual Bonus Incentive Plan of $97,419 and (ii) the amount earned under the SunCoke Leadership Recognition Plan with respect to 2010 performance under his 2008-2010 award ($42,322), his 2009-2011 award ($42,322) and his 2010-2012 award ($56,430). Each of Mr. McGrath’s awards will be paid out at the end of the applicable performance period, subject to Mr. McGrath’s continued employment through such date.

Grants of Plan-Based Awards in 2010

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options(4) (#)	Exercise or Base Price of Option Awards(5) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(6) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Frederick Henderson(7)	9/1/10		1,017,500	3,052,500
Martin Titus	1/25/10		103,500	207,000
	3/1/10		138,000	276,000
Michael Thomson	1/1/10		297,927	893,781
	3/3/10					6,700	10,050				202,083
	3/3/10							8,940			252,108
	3/3/10								23,700	28.20	212,668
Michael White	1/1/10		119,970	239,940
	3/3/10					2,930	4,395				88,369
	3/3/10							3,900			109,980
	3/3/10								10,400	28.20	93,288
Matthew McGrath	1/1/10		128,250	256,500
	3/1/10		171,000	342,000

(1)

The annual non-equity incentive plan awards in this column granted to Mr. Henderson and Mr. Thomson were awarded under the Sunoco Inc. Senior Executive Incentive Plan. The annual non-equity incentive awards for Messrs. Titus, McGrath and White were granted under the SunCoke Annual Bonus Incentive Plan. Mr. Titus and Mr. McGrath were also granted awards under the SunCoke Leadership Recognition Plan that are achieved based on performance over the 2010-2012 performance period.

(2)	The performance-based CSUs were awarded under LTPEP II.
(3)

The annual restricted (retention-based) CSUs to Messrs. Thomson and White were awarded under the LTPEP II. These awards vest on the third anniversary of the date of grant, subject to continued employment by SunCoke.

(4)	The stock options were awarded under LTPEP II.
(5)	The exercise price is equal to the closing price of a share of Sunoco common stock on the date of grant.
(6)	The grant date fair value was calculated in accordance with FASB ASC Topic 718.
(7)

Mr. Henderson’s incentive award was prorated for the portion of the year that he was an employee of Sunoco. The target and maximum amounts disclosed in the table reflect the target and maximum amounts for a full year of employment.

Outstanding Equity Awards at Fiscal Year-End 2010 (Sunoco)(1)

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Frederick Henderson
Martin Titus
Michael Thomson	16,000(2)			70.44	3/30/2017
	19,000(3)			63.98	12/5/2017
	18,733(4)	9,367(4)		35.29	12/3/2018			8,930(5)	359,968(6)
						7,500(7)	302,325(6)
						9,760(8)	393,426(6)
		23,700(9)		28.20	3/3/2020	8,940(10)	360,371(6)	6,700(11)	270,077(6)
Michael White	3,200(12)			77.54	11/30/2015
	4,000(12)			68.43	12/6/2016
	4,400(3)			63.98	12/5/2017
	8,200(4)	4,100(4)		35.29	12/3/2018			3,900(5)	157,209(6)
		10,400(9)		28.20	3/3/2020	3,900(10)	157,209(6)	2,930(11)	118,108(6)
Matthew McGrath						8,196(13)	330,381(6)

(1)	All awards described in this table are denominated in shares of Sunoco common stock.
(2)	These options were granted on March 30, 2007 in connection with Mr. Thomson joining SunCoke and became exercisable on March 30, 2009.
(3)	These options were granted on December 5, 2007 as part of the Sunoco annual equity grant and became exercisable on December 5, 2009.
(4)

These options were granted on December 3, 2008 as part of the Sunoco annual equity grant and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.

(5)

These performance-based CSUs were granted on December 3, 2008. The performance period ends on December 31, 2011. The actual payout of the awards will depend on achievement by Sunoco of certain performance levels based on the Total Shareholder Return (TSR) during the three-year performance period relative to Sunoco’s peer group, and will be paid out in stock. At the end of the performance period, to the extent that the performance-based CSUs are paid out, each holder of performance-based CSUs also receives an amount equal to the cash dividends that would have been paid to the holder of shares of Sunoco common stock during the performance period based on the number of CSUs earned, if any.

(6)

The market value or payout value of the unearned CSUs is based on the closing price of Sunoco common stock on December 31, 2010 (the last trading day of the year) of $40.31. A target payout of 100 percent is assumed for the performance-based CSUs because the performance that will be achieved is not known. These amounts do not include any amounts for related dividend equivalents that could be included in the payout.

(7)

These retention-based CSUs were granted to Mr. Thomson on July 2, 2008. The CSUs pay out in three equal installments beginning on the third anniversary of the date of grant. The actual payout will depend upon Mr. Thomson’s continued employment at the time each installment vests. He will also receive an amount equal to the cash dividends that would have paid out had he been the holder of shares of Sunoco common stock equal to the number of CSUs that are paid out, if any.

(8)

These retention-based CSUs were granted to Mr. Thomson on December 2, 2009. The CSUs will pay out on the third anniversary of the date of grant. He will also receive an amount equal to the cash dividends that would have paid out had he been the holder of shares of Sunoco common stock equal to the number of CSUs that are paid out, if any.

(9)	These options were granted on March 3, 2010 as part of the Sunoco annual equity grant and become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.

(10)

These restricted (retention-based) CSUs were granted to the NEOs on March 3, 2010 as part of the Sunoco annual equity grant and pay on the third anniversary of the date of grant, subject to the executive’s continued employment with SunCoke at the time that the CSUs vest.

(11)

These performance-based CSUs were granted to the NEOs on March 3, 2010. The performance period ends on December 31, 2012. The actual payout of the awards will depend on achievement by the Sunoco of certain performance levels based on the Total Shareholder Return (TSR) and Return on Capital Employed (ROCE) during the three-year performance period relative to Sunoco’s peer group, and will be paid out in stock. At the end of the performance period, to the extent that the performance-based CSUs are paid out, each holder of performance-based CSUs also receives an amount equal to the cash dividends that would have been paid to the holder of shares of Sunoco common stock during the performance period based on the number of CSUs earned, if any.

(12)

These options include options that were awarded to Mr. White on November 30, 2005 and became exercisable in November 2007 and options that were awarded on December 6, 2006 and became exercisable in December 2008.

(13)

These restricted (retention-based) CSUs were granted to Mr. McGrath on October 31, 2008 in connection with his joining SunCoke. The CSUs pay out on the third anniversary of the date of grant, subject to the executive’s continued employment with SunCoke at the time that the CSUs vest.

Option Exercises and Stock Vested in 2010 (Sunoco Awards)(1)

	Option Awards		Stock Awards(3)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(2) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Frederick Henderson	—	—	—	—
Martin Titus	—	—	—	—
Michael Thomson	—	—	5,367	239,637	(4)
Michael White	—	—	—	—	(5)
Matthew McGrath	—	—	—	—

(1)	All awards described in this table are denominated in shares of Sunoco common stock.
(2)

The value realized is equal to the difference between the option exercise prices and the fair market value of Sunoco common stock on the date of exercise, multiplied by the number of options exercised.

(3)

The performance period for the CSUs awarded in December 2007 was January 1, 2008 through December 31, 2010. The performance-based CSUs awarded to Mr. Thomson in December 2007 were settled in stock (and are disclosed in the table) and the performance-based CSUs awarded in December 2007 to Mr. White derived their value from Sunoco common stock but they were payable in cash (as described in footnote (5) below) and are therefore not included in the table. The performance measures for both Mr. Thomson and Mr. White’s awards were two equally weighted performance goals relative to Sunoco’s peer group: TSR during the three-year performance period and EPS growth, which is measured as the average EPS during the three-year performance period versus the average for the prior three-year period. Total shareholder return for the performance period was -38.6 percent, and the EPS growth was -59.6 percent. As a result, relative to the peer companies, the 2007 CSUs paid out at 85.2 percent.

(4)

Total value is determined using the closing price of Sunoco common stock on the settlement date, which was $41.67, and it includes a cash payment of $15,969 for the dividend equivalents that were earned and vested in connection with the vesting of the performance-based CSUs.

(5)

The value of Mr. White’s performance-based CSUs upon vesting was determined by: multiplying the number of performance-based CSUs awarded by the performance factor at the end of the performance period of 85.2 percent (based on the performance described in footnote (3) above) and then by the average closing price of Sunoco’s common stock for the last ten days of the performance period, which was $39.83. The related dividend equivalents that were earned were also paid on the number of performance-based CSUs earned. The price of Sunoco’s common stock at the grant date of the award was $63.98. Mr. White received 1,252 performance-based CSUs at the end of the performance period, based on the performance factor, and the value he realized from these performance-based CSUs, including dividend equivalents, was $53,611.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit($)(*)	Payments During Last Fiscal Year ($)
Frederick Henderson	—	—	—	—
Martin Titus	—	—	—	—
Michael Thomson	SCIRP	3.29	88,834	—
	Pension Restoration	3.29	150,796	—
	SERP	3.29	163,437	—
Michael White	SCIRP	6.96	173,827	—
	Pension Restoration	6.96	137,223	—
Matthew McGrath	—	—	—	—

(*)

An actuarial present value of the benefits is calculated by estimating expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested as of December 31, 2010 at a discount rate of 4.95 percent, would be sufficient on an average basis to provide estimated future payments based on the current accumulated benefit. Estimated future payments are assumed to be in the form of a single lump-sum payment at retirement determined using interest rate and mortality table assumptions applicable under current IRS regulations for qualified pension plans. As defined under the Pension Protection Act of 2006, or PPA, the interest rates used to calculate the lump-sum equivalent of annuity payments are based on three segment rates. This basis is phased in from the 2007 rules at a rate of 20 percent per year beginning in 2008. The mortality table used for lump-sum calculations has been updated as defined by PPA. In addition, the value of the lump sum payment includes the estimated value of the 50 percent postretirement death benefit payable to the spouse of a retired participant under the SERP and Final Average Pay formula benefits described below, if married. It is assumed that 90 percent of all male members are married and 60 percent of females are married, with wives assumed to be 3 years younger than husbands. The assumed retirement age for each executive is the earliest age at which the executive could receive retirement benefits without any benefit reduction due to age. For Messrs. Thomson and White the assumed retirement age is 62. Actual benefit present values will vary from these estimates depending on many factors, including an executive’s actual retirement age, final service, future compensation levels, interest rate movements and regulatory changes. The retirement plans require a certain number of years of credited service to be vested in the accrued benefit—three years for the SCIRP and Pension Restoration, and age 55 with five years of service for SERP. The amounts in this column for those NEOs who have less than the required years of service and/or age reflect the benefit accumulated assuming the benefit is vested as of the date indicated

Sunoco senior executives, including Mr. Thomson, have historically been eligible to participate in certain retirement plans provided by Sunoco, including the Sunoco, Inc. Retirement Plan, a qualified plan, and the Sunoco, Inc. Pension Restoration Plan and the Sunoco, Inc. Executive Retirement Plan, two nonqualified plans. Mr. White is eligible to participate in the Sunoco, Inc. Retirement Plan and the Sunoco, Inc. Pension Restoration Plan, but is not eligible to participate in the Sunoco, Inc. Executive Retirement Plan. Benefits under each of these plans are calculated based on cash compensation including both base salary and annual incentives. (See the amounts in the “Salary” and “Non-Equity Incentive Plan Compensation” columns in the Summary Compensation Table for Messrs. Thomson’s and White’s 2010 salary and annual incentives.) Consistent with actions taken by employers in other industries, and based on the belief that such action is in the best interest of Sunoco, effective June 30, 2010, Sunoco froze pension benefits for all salaried employees, including Messrs. Thomson and White, and many hourly employees. This freeze applies to any pension benefits that Messrs. Thomson and White may have accrued and are vested under the Sunoco, Inc. Retirement Plan and the Executive Retirement Plan, or SERP. The pension freeze will reduce future costs, provide Sunoco with more predictable retirement plan expenses, and cap associated future liabilities.

The Sunoco, Inc. Retirement Plan

The Sunoco, Inc. Retirement Plan, or SCIRP, is a qualified defined benefit retirement plan that covers most Sunoco salaried and many hourly employees, including Messrs. Thomson and White. SCIRP provides for normal retirement at age 65. The plan includes two benefit formulas, Final Average Pay formula and Career Pay formula, however, Messrs. Thomson’s and White’s benefits under SCIRP are calculated only using the Career Pay formula, which operates as follows:

•	The benefit is expressed in the plan as an account balance, which is comprised of pay credits and indexing adjustments.

•	Pay credits equal seven percent of pay for the year up to the Social Security (FICA) Wage Base, ($106,800 in 2010 and 2011) plus 12 percent of pay for the year that exceeds the Wage Base.

•

The indexing adjustment equals the account balance at the end of each month multiplied by the monthly change in the All-Urban Consumer Price Index, plus 0.17 percent. However, if in any month the formula indexing adjustment would be negative, the actual adjustment would be zero for such month.

Under the Career Pay formula, an employee may retire at the Normal Retirement Age of 65, or may retire as early as age 55 with 10 years of service. All employees are 100 percent vested in their benefits after completing three years of eligible service.

The normal form of benefit under SCIRP is an annuity for the life of the employee, with 50 percent of that annuity paid for the life of the employee’s surviving spouse, if married (50 percent Joint and Survivor Benefit). This 50 percent Joint and Survivor benefit results in an actuarial reduction for participants who receive benefits under the Career Pay formula, including Messrs. Thomson and White. Other forms of payment are also offered such as a lump sum and other annuity options. Under the Career Pay formula, the lump sum is equal to the value of the employee’s account.

SCIRP is subject to qualified plan Internal Revenue Code limits on the amount of annual benefit that may be paid, and on the amount of compensation that may be taken into account in calculating retirement benefits, under the plan. For 2010, the limit on the compensation that may be used was $245,000, and remains unchanged for 2011. The limit on annual benefits payable for an employee retiring at age 65 in 2010 was $195,000, and remains unchanged for 2011. Benefits in excess of those permitted under the statutory limits are paid from the Pension Restoration Plan, described below.

The amounts presented in the table above are the present values of the NEO’s account values based on accrued benefits as of December 31, 2010. The values include pay credits through June 30, 2010 (due to the pension freeze) and indexing adjustments through December 31, 2010.

Pension Restoration Plan

The Pension Restoration Plan is a nonqualified defined benefit plan that provides retirement benefits that would be provided under SCIRP, but are prohibited from being paid from SCIRP due to Internal Revenue Code limits. (See the discussion regarding SCIRP above for the limits.) The benefit paid by the Pension Restoration Plan is the excess of the total benefit accrued under SCIRP over the amount of benefit that SCIRP is permitted to provide under the Internal Revenue Code. Benefits under the Pension Restoration Plan are paid in a lump sum. Payment of benefits is made upon termination of employment, except that payment of amounts subject to Section 409A of the Internal Revenue Code is delayed until six months after separation from service for any specified employee as defined under Section 409A of the Internal Revenue Code.

Sunoco, Inc. Executive Retirement Plan

The SERP is a nonqualified defined benefit plan that may cover certain Sunoco executive employees, including Mr. Thomson. The SERP may provide pension benefits over and above Mr. Thomson’s benefits under SCIRP and the Pension Restoration Plan. All SERP benefits are offset by SCIRP and Pension Restoration Plan benefits. An NEO must be at least 55 years old with five years of Executive Service (defined below) to be eligible for a SERP retirement benefit.

SERP includes three benefit calculation formulas (SCIRP Final Average Pay formula, Minimum Benefit formula and Executive Service formula), but for Principal Officer Participants who become participants after January 1, 2003, including Mr. Thomson, benefits are calculated under the Executive Service formula as follows:

•	The benefit equals 2 1/4 percent of final average pay multiplied by Executive Service, with the maximum benefit under this formula equal to 50 percent of final average pay.

•

The Executive Service benefit is reduced by 5/12 percent for each month that retirement precedes age 62 (down to age 55), with the early retirement benefit at age 55 being 65 percent of the unreduced Executive Service Benefit. There is no reduction when payments start at age 62 or later.

•	Executive Service includes only service while a Principal Officer.

SERP benefits are offset by SCIRP and the Pension Restoration Plan.

SERP benefits are paid as a lump sum. The actual amount distributed under SERP is dependent upon the interest rates and the mortality tables in effect at the time of retirement. SERP benefits are calculated using the same actuarial factors applicable under SCIRP. Payment of benefits is made upon termination of employment, except that payment of amounts subject to Section 409A of the Internal Revenue Code is delayed until six months after separation from service for any specified employee as defined under Section 409A of the Internal Revenue Code.

The two nonqualified benefit plans are unfunded. The benefits from the nonqualified benefit plans are paid from general corporate assets which are subject to the claims of Sunoco’s general creditors under federal and state law in the event of insolvency.

Nonqualified Deferred Compensation in 2010

Name	Source	Executive Contributions in Last FY ($)		Registrant Contributions in Last FY(2) ($)	Aggregate Earnings in Last FY(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Frederick Henderson	Executive Involuntary Deferred Compensation Plan	45,116	(1)	—	—	—	45,116
Martin Titus		—		—	—	—	—
Michael Thomson	Savings Restoration Plan	10,669		17,070	10,206	—	81,241
	Executive Involuntary Deferred Compensation Plan	76,554	(1)	—	—	—	76,554
Michael White	Savings Restoration Plan	1,080		1,728	4,275	—	14,547
	Financial Counseling(4)	—		—	—	—	1,500
Matthew McGrath		—		—	—	—	—

(1)	These amounts reflect the portion of the 2010 annual incentive award that was deferred into the Sunoco Executive Involuntary Deferred Compensation Plan.
(2)

These amounts reflect the Sunoco match and the discretionary profit sharing contribution made by Sunoco under the Sunoco Savings Restoration Plan (described below), which are included in the Summary Compensation Table in the “All Other Compensation” column.

(3)

These amounts reflect the net gains (losses) attributable to the investment funds in which the NEOs are deemed to have chosen to invest their contributions and Sunoco’s matching and profit sharing contributions under the Saving Restoration Plan, which are based on how their contributions under SunCap, Sunoco’s 401(k) plan, are invested.

(4)

This amount reflects the balance that remained of the allowance for financial counseling services at year-end 2010. Although the financial counseling allowances were discontinued effective January 1, 2007, Mr. White may use any remaining amounts that he has not used, that were accrued before 2005, until the balance has been depleted.

The Nonqualified Deferred Compensation in the table above includes deferred compensation provided to or earned by (i) Messrs. Thomson and White in 2010 under the Sunoco, Inc. Savings Restoration Plan and (ii) Messrs. Henderson and Thomson under the Executive Incentive Involuntary Deferred Compensation Plan. The table also provides Mr. White’s remaining allotment for use toward financial planning. Messrs. Thomson and White may participate in the Sunoco, Inc. Savings Restoration Plan, which is a nonqualified plan that is made available to employees who participate in SunCAP (Sunoco’s 401(k) Plan) and who may be subject to a compensation limitation and/or a contributions limitation under SunCAP pursuant to the Internal Revenue Code. Under this plan, the participant may contribute to an account an amount in excess of the applicable limits. The executive’s contributions, the matching contributions and any profit sharing contributions by Sunoco are credited to the extent that they would be credited under SunCAP (i.e., allocated among the investment funds selected by the executive in SunCAP) (up to a maximum of five percent of base salary in the case of matching contributions and beginning July 1, 2010 up to three percent of base salary in the case of profit sharing contributions). The investment funds are the same as those available to all employees participating in SunCAP. The participant will receive earnings, depending on the fund the contributions are allocated to, which are calculated in the same manner and at the same rate as earnings to employees participating in similar funds in SunCAP.

The Executive Involuntary Deferred Compensation Plan is applicable to Messrs. Henderson and Thomson for the 2010 annual incentive award. Portions of the 2010 annual incentive awards that were deferred under the SEIP are administered under the Executive Involuntary Deferred Compensation Plan. The amounts deferred are credited in the form of share units, and will be distributed in three annual installments beginning one year after the first amount was credited along with dividend equivalents. The amount will be paid out in cash.

Sunoco historically provided its named executive officers with an annual allotment for use toward financial planning. Prior to 2006, to the extent that the applicable named executive officer did not use the allotment, a balance accumulated in a book account. Sunoco discontinued the allotment beginning in 2007; however, Mr. White has a remaining balance and may use the balance in the future. No interest is added to Mr. White’s remaining balance.

Potential Payments Upon Termination, or Termination in the Event of a Change in Control

General

Potential payments may be available to an NEO under the terms of Sunoco’s or SunCoke’s compensation and benefit plans and, where applicable, individual offer letters (including Mr. Henderson’s letter agreement), following or in connection with, a termination of employment. The terms applicable to those potential payments in various termination scenarios are discussed below.

Any payments that would be provided to an NEO under plans generally available to management employees similarly situated to the NEOs in age, years of service, date of hire, etc. (such as death and disability benefits, accrued vacation, retiree medical and life insurance benefits) are not quantified in the following tabular information.

The following narrative and tabular information describes and quantifies certain payments and benefits that would become payable under existing plans and agreements if the NEO’s employment had terminated on December 31, 2010. The information is provided relative to the NEO’s compensation and service levels as of the date specified. Sunoco equity-based awards described below are calculated based on the closing price of Sunoco common stock on December 31, 2010.

Terms of Potential Payments—Termination

This section describes the terms of potential payments to NEOs in each of the following termination scenarios:

•	Voluntary Termination (resignations)

•	Involuntary Termination Without Cause

•	Involuntary Termination For Cause

•	Retirement

•    Annual Incentive. Under the Sunoco Senior Executive Incentive Plan, if a non-retirement eligible NEO resigns from Sunoco prior to December 31 of any plan year, he would not receive any annual incentive award for that plan year. However, he would receive the entire annual incentive amount that would be payable for that plan year if the resignation was on December 31 of the plan year or thereafter. An NEO who leaves Sunoco due to retirement, death, permanent disability, approved leave of absence or termination at the request of Sunoco without cause would receive a prorated annual incentive based on the date of termination of employment.

Under the SunCoke Annual Bonus Incentive Plan, if an NEO leaves SunCoke for any reason prior to the payment date under the SunCoke Annual Bonus Incentive Plan for any year, he would not receive any annual incentive award for that plan year.

•    Equity Awards. Messrs. Thomson and White are the only NEOs who participate in the Sunoco LTPEP II. Under the Sunoco LTPEP II, in the event of retirement, for awards granted prior to December 2008, (i) all outstanding stock options would be exercisable for sixty months (but not beyond the end of the original ten-year option term), and (ii) all outstanding performance-based CSUs would be paid out at the end of the applicable performance periods based upon the achievement of the applicable performance goals. For awards made in December 2008 and thereafter, (i) outstanding unvested stock options would terminate, (ii) all vested stock options would continue to be exercisable during the remaining term of the stock options, (iii) outstanding performance-based CSUs would continue to the end of the performance period, and payment, if any, would be prorated based on when during the performance period the NEO retired, and (iv) Retention-based CSUs would be canceled as of the termination date.

If an NEO resigns or is terminated without cause, (i) all unvested stock options would terminate immediately, (ii) all vested stock options would terminate ninety days following the termination date, and (iii) all outstanding CSUs would be forfeited on the termination date.

In the event of a termination for cause, all unvested and vested stock options would immediately terminate, and all outstanding CSUs would be forfeited on the termination date regardless of whether or not the NEO is retirement-eligible.

•    SunCoke Leadership Recognition Plan. Under the SunCoke Leadership Recognition Plan, if a non-retirement eligible NEO resigns from SunCoke or his employment is terminated by SunCoke for any reason, he will forfeit all outstanding awards under the SunCoke Leadership Recognition Plan and is not entitled to any compensation, subject to the discretion of SunCoke. An NEO who participates in the SunCoke Leadership Recognition Plan and who leaves SunCoke due to retirement, death or permanent disability would receive a prorated payment under the SunCoke Leadership Recognition Plan based on the date of termination of employment.

•    Severance. If Mr. Thomson or Mr. White’s employment is terminated without just cause, severance would be paid pursuant to the Sunoco, Inc. Executive Involuntary Severance Plan, or the Sunoco Involuntary Termination Plan. The Sunoco Involuntary Termination Plan provides severance allowances to executives who are participants under the plan and whose employment is terminated by Sunoco other than for “just cause”, death or disability. Under the plan, Mr. Thomson and Mr. White would receive severance payments equal to one and one-half years of base salary plus one and one-half times their guideline annual incentive in effect on the termination date. “Just cause” is defined in the Sunoco Executive Involuntary Severance Plan.

If Mr. Henderson’s employment is terminated without “just cause”, severance would be paid pursuant to his letter agreement, which provides for a lump-sum cash payment equal to the sum of his annual base salary and target bonus for the year of the termination of employment. “Just cause” is defined in the Sunoco Executive Involuntary Severance Plan.

If Mr. Titus or Mr. McGrath’s employment is terminated without “just cause”, severance would be paid pursuant to the SunCoke Involuntary Termination Plan. The SunCoke Involuntary Termination Plan provides for severance payments based on the participant’s base salary and years of service with SunCoke. Subject to the execution of a release, the SunCoke Involuntary Termination Plan provides for (i) twelve weeks of base salary if the participant has completed six years or less of service with SunCoke, and (ii) an additional two weeks of base salary for each additional year of service between the seventh year and the twenty-fifth year, subject to a total of fifty-two weeks base salary for any participant who has twenty-six or more years of service.

•    Pension Benefits. Effective June 30, 2010, Sunoco froze pension benefits for all salaried employees, including Mr. Thomson and Mr. White. This includes any pension benefits that the applicable NEOs may have accrued and are vested under SCIRP and SERP. Any benefits accrued as of that date will be frozen. Benefits accrued under Sunoco’s retirement plans would be paid according to the terms of those plans applicable to the NEO’s status—if the NEO is not retirement-eligible, he would receive the benefits applicable to separated employees. To the extent that the amount payable under the Sunoco, Inc. Retirement Plan, or SCIRP, exceeds the amount available due to IRS limits, the remaining amount would be paid under the Pension Restoration Plan. For NEOs that are not retirement-eligible, under the Sunoco, Inc. Executive Retirement Plan, or SERP, Sunoco’s mid-career supplemental executive retirement plan, a SERP involuntary termination benefit is calculated equal to the age 55 benefit accrued to the date of termination and then discounted to the date of termination. Benefits calculated are then offset by the discounted value of SCIRP and Pension Restoration Plan benefits.

A description of the defined benefit pension plans (qualified and non-qualified) in which the NEOs participate, including the credited years of service and the present value of each NEO’s accumulated pension benefit, are described in the Pension Benefits table and the accompanying footnotes and narrative. The pension benefits (other than SERP) are available to management employees hired on or before June 30, 2010 generally and are not quantified in the Potential Payments Upon Termination or Termination in the Event of a Change in Control table.

Terms of Potential Payments—Termination in the Event of a Change in Control

The Sunoco, Inc. Special Executive Severance Plan, or CIC Plan, provides severance allowances to executives whose employment is terminated in connection with or following a change in control of Sunoco. Of the SunCoke NEOs, only Messrs. Thomson and White participate in this plan. The plan was adopted to retain executives in the event of a change in control, and to eliminate the uncertainty which such a transaction may raise among management, potentially resulting in the departure or distraction of key management personnel. Payment of severance benefits requires a change in control and a termination of employment after the change in control.

If involuntary termination (whether actual or constructive and other than for just cause, death or disability) occurs within two years of a change in control, the CIC Plan would provide severance benefits. In the case of Messrs. Thomson and White, severance would be payable in a lump sum equal to three times annual compensation for Mr. Thomson and two times annual compensation for Mr. White. For these purposes, annual compensation consists of:

(i)	the executive’s annual base salary in effect immediately prior to a change in control or immediately prior to his employment termination date, whichever is greater, plus

(ii)	the greater of 100 percent of his annual incentive guideline (target) in effect immediately before the change in control or, if higher, employment termination date, or the average annual incentive awarded to the NEO with respect to the three years ending before the change in control or, if higher, ending before the employment termination date.

In the case of a change in control, Sunoco’s plans also provide for (1) additional pension benefits, (2) full vesting and immediate exercisability of unvested stock options and accelerated vesting of outstanding CSUs, and (3) reimbursement for any additional tax liability incurred as a result of excise taxes imposed on payments deemed to be attributable to the change in control for executives who were entitled to receive the excise tax gross-up prior to November 25, 2008, including Messrs. Thomson and White.

Our NEOs who do not participate in the CIC Plan are entitled to the same severance benefits upon a termination of employment following a change in control as they are entitled to prior to the change in control. As described above, Mr. Henderson is entitled to severance benefits pursuant to his letter agreement and Messrs. Titus and McGrath receive severance benefits pursuant to the SunCoke Involuntary Termination Plan.

•    Pension Benefits. As noted above, effective June 30, 2010, Sunoco froze pension benefits for all salaried employees, including Messrs. Thomson and White and many non-union employees. This freeze includes any pension benefits that Messrs. Thomson or White may have accrued and are vested under SCIRP and SERP. Any benefits accrued as of that date will be frozen.

Under the SERP, Sunoco’s mid-career supplemental executive retirement plan, after a change in control and a qualifying termination a participant becomes 100 percent vested in his SERP benefit (regardless of age). A participant’s service is increased by three years, subject to reduction for service after the change in control. For

NEOs who are not retirement-eligible under SERP, a SERP involuntary termination benefit is calculated equal to the age 55 benefit accrued to the date of termination (including the three years of additional service) and then discounted to the date of termination. Benefits thus calculated are then offset by the discounted value of the SCIRP and Pension Restoration Plan benefits.

•    Equity Awards. Under LTPEP II, if a change in control occurs, each outstanding stock option will become immediately and fully exercisable. For stock options granted before November 1, 2007, if there is a termination not for cause, the stock options will terminate ninety days following the termination date. For stock options granted on or after November 1, 2007, if there is a termination not for cause within two years of the change in control, the stock options will expire one year after the termination date; and if the termination occurs after the two year anniversary of the change in control, the stock options will expire ninety days following the termination date. Prior to December 2007, stock options were generally granted with an equal number of limited rights. The limited rights may be exercised during the seven-month period following the date of a change in control (or, if earlier, within the period starting on the date of a change in control and ending seventy days after the end of the calendar year in which the change in control occurs), and permit the holder to be paid in cash the appreciation on a stock option (the difference between the option price and highest trading price or price paid during a specified period) instead of receiving shares by exercising the option. The limited rights remain exercisable during the exercise period if the participant leaves as a result of a qualifying termination. All performance-based and retention-based CSUs will fully vest if a change in control occurs. The performance-based CSUs that have been outstanding for more than one year will be paid out at the greater of target or in an amount in line with actual performance results, and those that have been outstanding for less than one year will be paid out at target. The total number of retention-based CSUs outstanding will be paid out.

•    SunCoke Leadership Recognition Plan. All outstanding award cycles under the SunCoke Leadership Recognition Plan immediately vest and become payable upon a change in control.

The following table reflects estimated payments to the SunCoke NEOs that may be made upon termination or termination in the event of a change in control. The estimates are based on the following assumptions:

•	The price of Sunoco stock is the price at the close on December 31, 2010 which was $40.31 per share, and the applicable NEO’s employment had terminated on December 31, 2010; and

•

Pension lump-sum values are based on the applicable segment interest rates being phased in under the Pension Protection Act passed by the U.S. Congress (one rate is used for the first 5 years; a second rate is used for years 5 through 20 and a third rate is used for years 20 and beyond).

Name	Scenario	Severance ($)	Additional Pension Benefits ($)	Accelerated Options(1) ($)	Accelerated Performance- Based CSUs(2) ($)	Accelerated Retention- Based CSU(2) ($)	280G Excise Tax and Gross-Up(3) ($)	Other Benefits ($)(4)	Total ($)
Frederick Henderson	Resignation	—	—	—	—	—	—	—	—
	Involuntary Termination not for Cause	1,942,500	—	—	—	—	—	—	1,942,500
	Involuntary Termination for Cause	—	—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	1,942,500	—	—	—	—	—	—	1,942,500

Name	Scenario	Severance ($)		Additional Pension Benefits ($)	Accelerated Options(1) ($)	Accelerated Performance- Based CSUs(2) ($)	Accelerated Retention- Based CSU(2) ($)	280G Excise Tax and Gross-Up(3) ($)	Other Benefits ($)(4)	Total ($)
Martin Titus	Resignation	—		—	—	—	—	—	—	—
	Involuntary Termination not for Cause	297,077	(5)	—	—	—	—	—	2,341	299,418
	Involuntary Termination for Cause	—		—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	573,077	(6)	—	—	—	—	—	2,341	575,418
Michael Thomson	Resignation	—		—	—	—	—	—	—	—
	Involuntary Termination not for Cause	1,134,416		170,273	—	—	—	—	40,586	1,345,275
	Involuntary Termination for Cause	—		—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	2,268,833		673,724	334,028	650,139	1,084,001	1,444,255	56,172	6,511,152
Michael White	Resignation	—		—	—	—	—	—	—	—
	Involuntary Termination not for Cause	579,855		—	—	—	—	—	39,996	619,851
	Involuntary Termination for Cause	—		—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	773,140		82,097	146,526	284,095	158,964	—	44,994	1,489,816
Matthew McGrath	Resignation	—		—	—	—	—	—	—	—
	Involuntary Termination not for Cause	65,769		—	—	—	—	—	2,367	68,136
	Involuntary Termination for Cause	—		—	—	—	—	—	—	—
	Involuntary Termination Following Change in Control	365,019	(7)	—	—	—	347,592	—	2,367	714,978

(1)	These amounts represent the value that would be realized if accelerated stock options were exercised on December 31, 2010.
(2)	These amounts represent the amounts that would be payable in the event of a change in control.
(3)

These amounts represent the amounts that would be payable in the event of a qualifying termination after a change in control. As noted above, only Mr. Thomson and Mr. White are eligible for the 280G gross-up.

(4)	Other benefits include outplacement and health and welfare costs.

(5)	Severance amount includes the remaining portion of Mr. Titus’ cash sign-on bonus.
(6)	Severance amount includes the remaining portion of Mr. Titus’ cash sign-on bonus and the acceleration of his outstanding SunCoke Leadership Recognition Plan awards.
(7)	Severance amount includes the acceleration of Mr. McGrath’s outstanding SunCoke Leadership Recognition Awards.

Director Compensation

The Governance Committee of Sunoco’s board of directors approved compensation for SunCoke’s independent directors following this offering. The Governance Committee believes that the compensation program for SunCoke’s independent directors should be designed to attract experienced and highly qualified directors; provide appropriate compensation for their time, efforts, commitment and contributions to SunCoke and SunCoke’s shareholders; and align the interests of the independent directors and SunCoke’s shareholders. In making this determination, the Governance Committee engaged an independent compensation consultant, Semler Brossy Consulting Group, LLC, to review director compensation at peer companies. Equity-based compensation will represent a substantial portion of the total compensation package in order to better align the interests of independent directors with the interests of SunCoke’s shareholders. Under the director compensation program, the director retainer is $165,000 annually, $65,000 (39 percent) paid in cash and $100,000 (61 percent) in the form of shares of SunCoke common stock. The Lead Director, all Committee Chairs and Audit Committee members receive an additional annual retainer for their service. The directors will be able to elect to take all or a portion of their cash retainers in the form of stock. The retainers are paid quarterly. The table below summarizes the structure of SunCoke’s director compensation program.

BOARD SERVICE
Annual Retainer (Cash Portion)	$65,000
Annual Retainer (Stock Portion)	$100,000
TOTAL (excluding Committee Chair Retainers, Audit Committee Member Retainer and Lead Director Retainer)	$165,000

COMMITTEE SERVICE
Annual Committee Chair Retainers:
• Audit Committee Chair	$20,000
• Compensation Committee Chair	$15,000
• All Other Committee Chairs	$10,000
Annual Audit Committee Member Retainer	$10,000
Annual Lead Director Retainer	$25,000

Business Expenses. Directors will be reimbursed for their business expenses related to their attendance at SunCoke meetings, including lodging, meals and transportation to and from board and committee meetings (e.g., commercial flights, trains, cars and parking). When traveling on SunCoke business, a director may occasionally be accompanied by his or her spouse. When a director’s spouse accompanies the director to a SunCoke function, the travel expenses of the director’s spouse will be reimbursed.

Retainer Stock Plan for Outside Directors. The Retainer Stock Plan for independent directors will be adopted in connection with this offering, which will allow for the payment of a portion of the independent directors’ annual retainer in stock. The retainer will be paid quarterly in shares of common stock having an aggregate market value at the time of payment approximately equal to one-fourth of the annual stock-based retainer. The plan will also provide that each director may elect to similarly receive payment of all or a portion of his or her cash retainer(s) in the form of common stock.

Directors’ Deferred Compensation Plan. The SunCoke Directors’ Deferred Compensation Plan, which will permit independent directors to defer a portion of their compensation, will be adopted in connection with this offering. Payments of compensation deferred under the Directors’ Deferred Compensation Plan will be made at, or commence on January 15th of the calendar year following the calendar year in which the independent director ceases to provide services to SunCoke, with any successive annual installment payments to be made not earlier than January 15th of each such year. Each independent director has the option to designate his or her deferred compensation as share units, cash units, or a combination of both. Cash units accrue interest at a rate set annually by the Governance Committee of SunCoke’s board of directors. A share unit is treated as if it were invested in shares of SunCoke common stock, but it does not have voting rights. If share units are chosen, dividend equivalents are credited in the form of additional share units. Share units are settled in cash based upon the average closing price for a share of SunCoke common stock for the ten trading days on the applicable stock exchange immediately prior to the payment date.

Directors’ Stock Ownership Guidelines. Each independent director will be expected to own the lesser of (i)        shares of SunCoke common stock or (ii) shares of SunCoke common stock with a market value equal to at least five times the independent director’s annual cash retainer, in either case within five years of joining the SunCoke board of directors.

Treatment of Outstanding Sunoco Equity Awards Held by Our Employees

The following is a summary of adjustments to outstanding Sunoco stock options, Sunoco performance stock units and Sunoco common stock units held by SunCoke employees that will occur if Sunoco completes the distribution.

Sunoco Stock Options

Each vested and unvested stock option to purchase shares of Sunoco common stock held by a SunCoke employee will convert into an option to purchase shares of SunCoke common stock, with adjustments to the number of shares subject to each option and the option exercise prices based on the values of Sunoco common stock and SunCoke common stock at or around the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke options will have the same terms and conditions, including the same exercise and vesting periods, as the options to purchase Sunoco common stock had immediately prior to the distribution.

Sunoco Performance Stock Units (2009-2011 Performance Cycle)

The Sunoco performance stock units (2009-2011 performance cycle) held by SunCoke employees will convert into SunCoke performance stock units, with adjustments to the number of performance stock units based on the values of Sunoco common stock and SunCoke common stock at or around the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke performance stock units will have the same terms and conditions as the Sunoco performance stock units had immediately prior to the distribution.

Sunoco Performance Stock Units (2010-2012 and 2011-2013 Performance Cycles)

The Sunoco performance stock units (2010-2012 and 2011-2013 performance cycles) held by SunCoke employees will convert into time vesting SunCoke common stock units with respect to the target number of shares of the original award, with adjustments to the number of common stock units based on the values of Sunoco common stock and SunCoke common stock at or around the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke common stock units will have the same terms and conditions as the Sunoco performance stock units had immediately prior to the distribution.

Sunoco Time Vesting Common Stock Units

The time vesting Sunoco common stock units held by SunCoke employees will convert into SunCoke common stock units, with adjustments to the number of common stock units based on the values of Sunoco common stock and SunCoke common stock at or around the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke common stock units will have the same terms and conditions, including the same vesting periods, as the Sunoco common stock units had immediately prior to the distribution.

Post-Offering SunCoke Equity Award Grants

We currently anticipate that, shortly after the completion of this offering, we will grant to certain of our employees equity awards with a total value of approximately $15 million, comprised of stock units with an estimated grant date value of approximately $5 million and stock options with an estimated grant date value of approximately $10 million. The foregoing amounts include awards to Messrs. Henderson and Thomson pursuant to their letter agreements described under “—Compensation Discussion and Analysis— SunCoke’s Anticipated Compensation Program Following This Offering—Letter Agreements,” as well as awards pursuant to offer letters that we have entered into with respect to certain of our employees. The grant of the awards described in this paragraph and the terms of any such awards will be subject to approval by the SunCoke Compensation Committee. The grant date value of the awards described in this paragraph may vary depending upon market conditions and other factors. In addition, while this paragraph describes our current intention, it is possible that the SunCoke Compensation Committee will determine to grant awards with a greater or lesser value than the values described in this paragraph.

Stock Ownership of Officers and Directors

All of our common stock is currently owned by Sunoco, and thus none of our officers, directors or director nominees owns any of our common stock. To the extent our directors and officers own shares of Sunoco common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Sunoco common stock. The treatment of Sunoco stock-based awards held by our officers following the distribution has not yet been determined.

The following table sets forth the number of shares of Sunoco common stock beneficially owned on             , by each director, each director nominee, our principal executive officer, our principal financial officer and our three other most highly compensated executive officers, identified in the “—Summary Compensation Table for the Fiscal Year Ended December 31, 2010” section above, and all of our directors, director nominees and executive officers as a group. Except as otherwise noted, the individual director, director nominee or executive officer or their family members had sole voting and investment power with respect to such securities. The total number of shares of Sunoco common stock outstanding as of              was             . No individual director, director nominee or executive officer owned one percent or more of Sunoco’s outstanding common stock, nor did the directors, director nominees and executive officers as a group.

Shares of Sunoco, Inc. Common Stock Beneficially Owned by Executive Officers and Directors of SunCoke Energy, Inc. as of May 15, 2011

Name	Shares of Common Stock Beneficially Owned	Percent of Class Outstanding
Alvin “Al” Bledsoe	0	*
Denise R. Cade	0	*
Robert J. Darnall	0	*
Stacy L. Fox	10,066(1)	*
Peter B. Hamilton	0	*
Frederick Henderson	0	*
Michael J. Hennigan	77,246(1)	*
Brian P. MacDonald	13,521	*
Mark Newman	0	*
Michael J. Thomson	86,390(1) (2)	*
Charmian Uy	15,666(1)	*
Fay West	0	*
Dennis Zeleny	21,677(1)	*
All Directors and Executive Officers as a group	204,190	*

(1)

Includes shares of Sunoco common stock which the following persons have the right to acquire as a result of the exercise of stock options within 60 days after May 15, 2011 under certain Sunoco, Inc. plans:

Name	Shares
Stacy L. Fox	10,066
Michael J. Hennigan	56,870
Michael J. Thomson	61,633
Charmian Uy	15,666
Dennis Zeleny	20,943

(2)

Mr. Thomson has sole voting and investment power with respect to 11,444 shares and joint investment and/or voting power with respect to 10,000 shares, and he holds 813 shares indirectly through investment in the Sunoco, Inc. Capital Accumulation Plan. The amount shown in the table also includes 2,500 shares of Sunoco, Inc. common stock which Mr. Thomson has the right to acquire within 60 days through the vesting and settlement of restricted stock units.

(*)	Represents holdings of less than one percent of Sunoco's outstanding common stock.

ARRANGEMENTS BETWEEN SUNOCO AND OUR COMPANY

Prior to the offering, we and Sunoco will enter into certain agreements that will effect the separation of our business from Sunoco, provide a framework for our relationship with Sunoco after the separation and provide for the allocation between us and Sunoco of Sunoco’s assets, employees, liabilities and obligations (including its investments, property and employee benefits assets and liabilities) attributable to periods prior to, at and after our separation from Sunoco. The following is a summary of the terms of the material agreements that we intend to enter into with Sunoco prior to the separation. When used in this section, “separation date” refers to the date on which Sunoco will contribute the SunCoke business to us, which will occur prior to the completion of this offering, and the term “distribution date” refers to the date, if any, following this offering on which Sunoco will distribute its equity interest in us to the Sunoco shareholders through a spin-off.

The agreements summarized below are filed as exhibits to the registration statement of which this prospectus is a part.

Separation and Distribution Agreement

The separation and distribution agreement sets forth the agreements between us and Sunoco regarding the principal corporate transactions required to effect our separation from Sunoco, this offering and the distribution, if any, of our shares to Sunoco’s shareholders, and other agreements governing the relationship between Sunoco and us.

The Separation

The separation and distribution agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and Sunoco as part of the separation of Sunoco into two companies, and it will provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation and distribution agreement will provide, among other things, that, subject to the terms and conditions contained therein:

•

certain assets related to the businesses and operations of Sunoco’s cokemaking and coal mining businesses, which we refer to as the SunCoke Assets, will be transferred to us or one of our subsidiaries;

•

certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the SunCoke Assets, and other liabilities related to the businesses and operations of Sunoco’s cokemaking and coal mining businesses, which we refer to as the SunCoke Liabilities, will be retained by or transferred to us or one of our subsidiaries;

•

all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the SunCoke Assets and SunCoke Liabilities (such assets and liabilities, other than the SunCoke Assets and the SunCoke Liabilities, are referred to as the Excluded Assets and Excluded Liabilities, respectively) will be retained by or transferred to Sunoco or one of its subsidiaries; and

•	certain shared contracts will be assigned, in part to us or our applicable subsidiaries or be appropriately amended.

Except as may expressly be set forth in the separation and distribution agreement or any other transaction agreements, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (1) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (2) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

Information in this prospectus with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation and distribution agreement and the other transaction agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of the other party. Each party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation and distribution agreement to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Claims

In general, each party to the separation and distribution agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Intercompany Accounts

The separation and distribution agreement will provide that, subject to any provisions in the separation and distribution agreement or any other transaction agreement to the contrary, at or prior to the separation from Sunoco, all intercompany accounts between Sunoco and its subsidiaries, on the one hand, and SunCoke and its subsidiaries, on the other hand, will be settled.

Further Assurances

To the extent that any transfers contemplated by the separation and distribution agreement have not been consummated on or prior to the date of the separation, the parties will agree to cooperate to effect such transfers as promptly as practicable following the date of the separation. In addition, each of the parties will agree to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation and distribution agreement and the other transaction agreements.

Initial Public Offering

For a description of Sunoco’s ownership in us after completion of this offering, see “Ownership of Our Common Stock.”

The separation and distribution agreement will provide that the separation and this offering are subject to the satisfaction (or waiver by Sunoco in its sole discretion) of the following conditions:

•	the completion of the separation and the related transactions in accordance with the plan of reorganization set forth in the separation and distribution agreement;

•	the SEC declaring effective our registration statement on Form S-1, of which this prospectus is a part;

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our entry into the credit facilities, our issuance of the senior notes and Sunoco’s receipt from us of $575 million from the proceeds of such financing in satisfaction of certain intercompany indebtedness owed by our company to Sunoco;

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all actions and filings necessary or appropriate under federal, state or foreign securities laws have been taken and, where applicable, become effective or been accepted by the applicable governmental authority;

•	the approval for listing on the NYSE of the shares of our common stock to be offered in this offering;

•	the transaction agreements relating to the separation have been duly executed and delivered by the parties;

•	we have entered into the underwriting agreement and all conditions to our obligations and the underwriters’ obligations under the underwriting agreement will have been satisfied or waived;

•	the debt-for-equity exchange will have been completed;

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Sunoco is satisfied in its sole discretion that it will own at least 80.1 percent of our stock on a fully diluted basis and must be satisfied in its sole discretion that all other conditions to the distribution qualifying as a tax-free distribution to Sunoco, us and Sunoco’s shareholders, to the extent applicable as of the time of this offering, are satisfied and there is not any event or condition that is likely to cause any of such conditions not to be satisfied as of the time of the distribution or thereafter;

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the separation or this offering or any of the related transactions is in effect;

•

such other actions as Sunoco or we may, based upon the advice of counsel, reasonably request to be taken prior to the separation and this offering in order to assure the successful completion of the separation and this offering and the other transactions contemplated by the separation and distribution agreement will have been taken;

•	no termination of the separation and distribution agreement has occurred; and

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no event or development has occurred or existed or is expected to occur that, in the judgment of the Sunoco board of directors, in its sole discretion, makes it inadvisable to effect the separation or this offering.

The Distribution

The separation and distribution agreement also governs the rights and obligations of Sunoco and our company regarding the proposed distribution by Sunoco to its shareholders of the shares of our common stock held by Sunoco following this offering, which we also refer to in this prospectus as the “distribution.” Sunoco expects to accomplish this distribution through a spin-off, which is a pro rata distribution by Sunoco of its shares of our common stock to holders of Sunoco’s common stock. There are various conditions to the completion of the distribution. In addition, Sunoco may terminate its obligation to complete the distribution at any time if the Sunoco board of directors, in its sole discretion, determines that the distribution is not in the best interests of Sunoco or its shareholders. Consequently, we cannot assure you as to when or whether the distribution will occur.

The separation and distribution agreement provides that Sunoco’s obligation to complete the distribution is subject to several conditions that must be satisfied (or waived by Sunoco in its sole discretion), including, among others:

•

the private letter ruling from the IRS that Sunoco has received to the effect that, among other things, the contribution by Sunoco of the cokemaking and coal mining businesses to us and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Internal Revenue Code continuing in effect, and Sunoco’s receipt of an opinion from Wachtell, Lipton, Rosen & Katz, counsel to Sunoco, to the effect that the contribution and distribution will qualify as a transaction that is described in Section 355 and 368(a)(1)(D) of the Internal Revenue Code;

•	all governmental approvals necessary to consummate the distribution have been obtained and are in full force and effect;

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all actions and filings necessary or appropriate under applicable securities laws in connection with the distribution will have been taken or made, and, where applicable, become effective or been accepted by the applicable governmental authority;

•	the approval for listing on the NYSE of the shares of our common stock to be distributed to the Sunoco shareholders in the distribution;

•

no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions are in effect, and no other event outside the control of Sunoco has occurred or failed to occur that prevents the consummation of the distribution or any of the related transactions; and

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no other events or developments have occurred subsequent to the completion of this offering that, in the judgment of the Sunoco board of directors, would result in the distribution not being in the best interest of Sunoco or its shareholders.

Sunoco has the right to terminate its obligation to complete the distribution if, at any time, Sunoco’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of Sunoco or its shareholders. In the event of such termination following the separation, neither party will have any liability to the other party under the separation and distribution agreement in respect of the distribution.

If the Sunoco board of directors terminates Sunoco’s obligation to complete the distribution or waives a material condition to the distribution after the date of this prospectus, we intend to issue a press release disclosing this waiver or file a current report on Form 8-K with the SEC.

We will cooperate with Sunoco to accomplish the distribution and will, at Sunoco’s direction, promptly take any and all actions necessary or desirable to effect the distribution, including, without limitation, the registration under the Securities Act of our common stock on an appropriate registration form or forms to be designated by Sunoco.

Covenants

We have agreed that, for so long as Sunoco beneficially owns at least 50 percent of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, we will not (without Sunoco’s prior written consent):

•	take any action that would limit the ability of Sunoco to transfer its shares of our common stock or limit the rights of any transferee of Sunoco as a holder of our common stock;

•

if Sunoco beneficially owns at least 80 percent of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, issue any shares of our capital stock or any rights, warrants or options to acquire our common stock if this could cause Sunoco to own (1) less than 80 percent of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, (2) less than 80 percent of any class of capital stock not entitled to vote in the election of our board of directors, or (3) less than 80 percent of the value of our outstanding capital stock;

•	take any actions that could reasonably result in Sunoco being in breach of or in default under any contract or agreement;

•	incur any indebtedness that could be reasonably likely to adversely impact the credit rating of any indebtedness of Sunoco;

•	acquire any other businesses or assets or dispose of any of our assets, in each case with an aggregate value for all such transactions in excess of $ million; or

•	acquire any equity interests in, or loan any funds to, third parties in excess of $ million in the aggregate.

Employee Matters

The separation and distribution agreement allocates responsibility with respect to certain employee related matters, particularly with respect to Sunoco employee benefit plans in which any of our employees participate or SunCoke employee benefit plans which hold assets in joint trusts with Sunoco.

In addition, as further described below, the separation and distribution agreement provides for certain adjustments with respect to Sunoco equity compensation awards that will occur if Sunoco completes the distribution.

Sunoco Stock Options Held by SunCoke Employees. If the distribution occurs, each vested and unvested stock option to purchase shares of Sunoco common stock held by a SunCoke employee will convert into an option to purchase shares of SunCoke common stock, with adjustments to the number of shares subject to each option and the option exercise prices based on the values of Sunoco common stock and SunCoke common stock at or around the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke options will have the same terms and conditions, including the same exercise and vesting periods, as the options to purchase Sunoco common stock had immediately prior to the distribution.

As of May 16, 2011, SunCoke employees held (i) vested options with respect to 90,365 shares of Sunoco common stock, with a weighted average exercise price of $51.84, and (ii) unvested options with respect to 37,635 shares of Sunoco common stock, with a weighted average exercise price of $31.01. Based on the assumptions described below under “Assumptions,” upon the distribution, the Sunoco stock options held by SunCoke employees would convert into (i) vested options with respect to             shares of SunCoke common stock, with a weighted average exercise price of $            ; and (ii) unvested options with respect to             shares of SunCoke common stock, with a weighted average exercise price of $            .

Sunoco Performance Stock Units Held by SunCoke Employees (2009-2011 Performance Cycle). If the distribution occurs, the Sunoco performance stock units (2009-2011 performance cycle) held by SunCoke employees will convert into SunCoke performance stock units, with adjustments to the number of performance stock units based on the values of Sunoco common stock and SunCoke common stock at or around the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke performance stock units will have the same terms and conditions as the Sunoco performance stock units had immediately prior to the distribution.

As of May 16, 2011, SunCoke employees held Sunoco performance stock units (2009-2011 performance cycle) with respect to 14,210 shares of Sunoco common stock, assuming target performance. Based on the assumptions described below under “Assumptions,” upon the distribution, the Sunoco performance stock units (2009-2011 performance cycle) held by SunCoke employees would convert into SunCoke performance stock units (2009-2011 performance cycle) with respect to             shares of SunCoke common stock, assuming target performance.

Sunoco Performance Stock Units Held by SunCoke Employees (2010-2012 and 2011-2013 performance cycles). If the distribution occurs, the Sunoco performance stock units (2010-2012 and 2011-2013 performance cycles) held by SunCoke employees will convert into time vesting SunCoke common stock units with respect to the target number of shares of the original award, with adjustments to the number of common stock units based on the values of Sunoco common stock and SunCoke common stock at or around the time of the distribution. Except as otherwise described above, following the distribution, the converted SunCoke common stock units will have the same terms and conditions as the Sunoco performance stock units had immediately prior to the distribution.

As of May 16, 2011, SunCoke employees held Sunoco performance stock units (2010-2012 and 2011-2013 performance cycles) with respect to 23,958 shares of Sunoco common stock, assuming target performance. Based on the assumptions described below under “Assumptions,” upon the distribution, the Sunoco performance stock units (2010-2012 and 2011-2013 performance cycles) held by SunCoke employees would convert into SunCoke common stock units (2010-2012 and 2011-2013 performance cycles) with respect to             shares of SunCoke common stock.

Sunoco Time Vesting Common Stock Units Held by SunCoke Employees. If the distribution occurs, the time vesting Sunoco common stock units held by SunCoke employees will convert into SunCoke common stock units, with adjustments to the number of common stock units based on the values of Sunoco common stock and

SunCoke common stock at or around the time of following the distribution. Except as otherwise described above, following the distribution, the converted SunCoke common stock units will have the same terms and conditions, including the same vesting periods, as the Sunoco common stock units had immediately prior to the distribution.

As of May 16, 2011, SunCoke employees held time vesting Sunoco common stock units with respect to 47,848 shares of Sunoco common stock. Based on the assumptions described below under “Assumptions,” upon the distribution, the Sunoco common stock units held by SunCoke employees would convert into SunCoke common stock units with respect to             shares of SunCoke common stock.

Sunoco Stock Options Held by Sunoco Directors, Sunoco Employees and Former Sunoco Employees. If the distribution occurs, each vested and unvested stock option to purchase shares of Sunoco common stock held by a Sunoco director, Sunoco employee or former Sunoco employee will convert into an option to purchase shares of Sunoco common stock and a fully vested option to purchase shares of SunCoke common stock, with adjustments to the number of shares subject to each option and the option exercise prices based on the values of Sunoco common stock and SunCoke common stock at or around the time of the distribution. The allocation of the pre-distribution Sunoco option award between Sunoco stock options and SunCoke stock options will be based upon the relative values of Sunoco and SunCoke at or around the time of the distribution. Except as otherwise described above, following the distribution, the converted options will have the same terms and conditions, including the same exercise periods, as the options to purchase Sunoco common stock had immediately prior to the distribution.

As of May 16, 2011, Sunoco directors, Sunoco employees, and former Sunoco employees held (i) vested options with respect to 1,725,438 shares of Sunoco common stock, with a weighted average exercise price of $56.00 and (ii) unvested options with respect to 630,315 shares of Sunoco common stock, with a weighted average exercise price of $29.55. Based on the assumptions described below under “Assumptions,” upon the distribution, the Sunoco stock options held by Sunoco directors, Sunoco employees and former Sunoco employees would convert into vested options with respect to             shares of SunCoke common stock, with a weighted average exercise price of $            .

Assumptions. The conversion of Sunoco equity awards into SunCoke equity awards will be based on values of SunCoke common stock and Sunoco common stock (pre-distribution) determined in accordance with the terms of the separation and distribution agreement. The information in this section regarding converted SunCoke equity awards is illustrative and is based on the following assumptions: (i) for the value of SunCoke common stock, $            , representing the midpoint of the range shown on the cover of this prospectus, and (ii) for the value of Sunoco common stock (pre-distribution), $            , representing the closing price of Sunoco common stock on the New York Stock Exchange on             , 2011. The actual values of SunCoke common stock and Sunoco common stock used to calculate the conversion of Sunoco equity awards into SunCoke equity awards will be determined at the time of the distribution based on stock values determined in accordance with the separation and distribution agreement, which values are subject to market conditions. Accordingly, the actual results of the conversions will differ from the illustrative examples described in this section.

Auditors and Audits; Annual Financial Statements and Accounting

We have agreed that, for so long as Sunoco is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting, we will:

•	not change our independent auditors without Sunoco’s prior written consent;

•	use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of Sunoco’s financial statements;

•

provide to Sunoco and its independent auditors all information required for Sunoco to meet its schedule for the filing and distribution of its financial statements and to make available to Sunoco and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that Sunoco and its independent auditors may conduct their audits relating to our financial statements;

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adhere to certain specified Sunoco accounting policies and notify and consult with Sunoco regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting; and

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consult with Sunoco regarding the timing and content of our earnings releases and cooperate fully (and cause our independent auditors to cooperate fully) with Sunoco in connection with any of its public filings.

Releases

Except as otherwise provided in the separation and distribution agreement or any other transaction agreements, each party will release and forever discharge the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from Sunoco. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation and distribution agreement, the transition services agreement, the tax sharing agreement, and certain commercial agreements and the transfer documents in connection with the separation.

Indemnification

In addition, the separation and distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Sunoco’s business with Sunoco. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•

the liabilities that each such party assumed or retained pursuant to the separation and distribution agreement (which, in the case of SunCoke, would include the SunCoke liabilities and, in the case of Sunoco, would include the excluded liabilities) and the other transaction agreements;

•	the operation of such party’s business (other than, in the case of Sunoco, our business);

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any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of such party or its subsidiaries by the other party or any of its subsidiaries that survives following the separation date; and

•	any breach by such party of the separation and distribution agreement or the other transaction agreements.

Also, we will indemnify, defend and hold harmless Sunoco, its affiliates and subsidiaries and its officers, directors, employees and agents for any losses arising out of or otherwise in connection with any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement of which this prospectus is a part or in this prospectus or necessary to make the statements in such registration statement or this prospectus not misleading.

The separation and distribution agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Access to Information

Under the separation and distribution agreement, following the separation, we and Sunoco are obligated to provide each other access to information as follows:

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subject to applicable confidentiality obligations and other restrictions, we and Sunoco will give each other any information within each other’s possession that the requesting party reasonably needs to comply with requirements imposed on the requesting party by a governmental authority, for use in any proceeding or to satisfy audit, accounting or similar requirements, or to comply with its obligations under the separation and distribution agreement or any ancillary agreement;

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we will maintain in effect at our own cost and expense adequate systems and controls to the extent necessary to enable Sunoco and its subsidiaries to satisfy their respective reporting, accounting, audit and other obligations, and we will provide to Sunoco in such form as Sunoco may request, at no charge to Sunoco, all financial and other data and information as Sunoco determines necessary or advisable in order to prepare its financial statements and reports or filings with any governmental authorities, including copies of all quarterly and annual financial information and other reports and documents we intend to file with the SEC prior to such filings (as well as final copies upon filing), and copies of our budgets and financial projections;

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for no less than          years after the separation, subject to certain exceptions we and Sunoco will use reasonable efforts to make available to each other, our past, present and future directors, officers, other employees and representatives to the extent reasonably required as witnesses in any legal, administrative or other proceedings in which the other party may become involved;

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the company providing information, consultant or witness services under the separation and distribution agreement will be entitled to reimbursement from the other for reasonable expenses incurred in providing this assistance;

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we will retain certain information owned by us or in our possession relating to our business in accordance with Sunoco’s record retention policy and, if we intend to destroy this information prior to the end of the retention period required by Sunoco’s retention policy, we must give Sunoco the opportunity to take possession of the information; and

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we and Sunoco will hold in strict confidence all proprietary information concerning or belonging to the other party for a          year period after the separation, unless legally required to disclose such proprietary information.

Insurance

The separation and distribution agreement provides for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the separation and will set forth procedures for the administration of insured claims. In addition, the separation and distribution agreement will allocate between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies. The separation and distribution agreement will also provide that Sunoco will obtain, subject to the terms of the agreement, certain directors and officers insurance policies to apply against certain pre-separation claims, if any.

Dispute Resolution

In the event of any dispute arising out of the separation and distribution agreement or certain of the other transaction agreements, subject to an accelerated process applicable to certain specified disputes, certain senior executives of the parties will negotiate a resolution within 45 days. If the parties are unable to resolve a dispute in this manner, such dispute will be resolved through mediation pursuant to the CPR Institute for Dispute Resolution Model Mediation Procedure. If the dispute is not resolved by mediation within 30 days of the selection of a mediator (unless the mediator chooses to withdraw sooner), either party may submit the dispute to be finally resolved by binding arbitration pursuant to the procedures set forth in the separation and distribution agreement and the CPR Rules for Non-Administered Arbitration as then in effect.

Expenses

Other than the SEC registration fee and the FINRA fee, we do not expect that we will pay any of the offering expenses related to the offering. Sunoco shall pay all third-party costs, fees and expenses relating to the offering, all of the reimbursable expenses of the underwriters pursuant to the underwriting agreement, all of the costs of producing, printing, mailing and otherwise distributing the prospectus, as well as the underwriting discounts and commissions. All third-party fees, costs and expenses paid or incurred in connection with the distribution will be paid by Sunoco. Except as otherwise set forth above or as provided in the separation and distribution agreement or other transaction agreements, all other costs and expenses will be borne by the party incurring such costs and expenses.

Termination

The separation and distribution agreement may be terminated and the distribution may be amended, modified or abandoned at any time prior to the separation date by Sunoco. Sunoco also has the right to terminate its obligation to complete the distribution if, at any time, Sunoco’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of Sunoco or its shareholders or if the distribution does not occur on or prior to         . In the event of a termination of the separation and distribution agreement on or after the completion of this offering, only the provisions of the separation and distribution agreement that obligate the parties to pursue the distribution will terminate. The other provisions of the separation and distribution agreement and the other transaction agreements that Sunoco and we enter into will remain in full force and effect.

Contribution of the Claymont Investment Company

Concurrent with the separation of our business from Sunoco, Sunoco intends to contribute The Claymont Investment Company, a wholly owned subsidiary of Sunoco, to us in order to transfer certain intercompany receivables from and intercompany notes payable to our Jewell, Indiana Harbor and other subsidiaries.

Registration Rights Agreement

Prior to this offering, we and Sunoco will enter into a registration rights agreement pursuant to which we will agree that, upon the request of Sunoco, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Sunoco following this offering. Such registration rights could be used to effect any sale of our common stock by Sunoco requiring registration under the Securities Act.

Shares Covered

The registration rights agreement covers all shares of our common stock that are held by Sunoco or, as set forth below in “—Transfer”, a permitted transferee of Sunoco.

Demand Registration

Sunoco may request registration under the Securities Act of all or any portion of our shares covered by the registration rights agreement and we will be obligated, subject to limited exceptions, to register such shares as requested by Sunoco. The maximum number of such requests, which we refer to as demand registrations, that we are required to effect is      and, subject to certain exceptions, each request must cover at least      percent of the number of shares covered by the registration rights agreement (measured as of the time immediately following the completion of the offering).

Terms of Each Offering

Sunoco will designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration, a convertible registration or an exchange registration.

Piggy-Back Registration Rights

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Sunoco, Sunoco has the right to include its shares of our common stock in that offering.

Registration Expenses

We are generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. Sunoco is responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions, any stock transfer taxes, and any fees and expenses of counsel to Sunoco.

Indemnification

The registration rights agreement contains indemnification and contribution provisions by us for the benefit of Sunoco and its affiliates and representatives and, in limited situations, by Sunoco for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus or related document.

Transfer

Sunoco may transfer shares covered by the registration rights agreement and, if such transfer consists of at least          percent of the number of shares covered by the registration rights agreement (measured as of the time immediately following the completion of the offering), the holders of such transferred shares will be entitled to the benefits of the registration rights agreement, provided that each such transferee agrees to be bound by the terms of the registration rights agreement.

Duration

The registration rights under the registration rights agreement will remain in effect with respect to any shares covered by the registration rights agreement until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act and the shares are no longer restricted under the Securities Act; or

•	such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the registration rights agreement.

Transition Services Agreement

Prior to this offering, we and Sunoco will enter into a transition services agreement in connection with the separation to provide each other, on a transitional basis, certain administrative, human resources, treasury and support services and other assistance, consistent with the services provided by the parties to each other before the separation. Pursuant to the transition services agreement, we will provide Sunoco with various services related to the businesses not transferred to us that had received services from us prior to the separation, including, among others, certain administrative, human resources, enterprise information technology and other support services. Sunoco will also provide certain support services to us, including, among others, payroll, human resources, information systems and various other corporate services, as well as procurement and sourcing support. The charges for the transition services generally are intended to allow the providing company to fully recover the costs directly associated with providing the services, plus all out-of-pocket costs and expenses, generally without profit. The charges of each of the transition services generally will be based on either a pre-determined flat fee or an allocation of the cost incurred by the company providing the service, including certain fees and expenses of third-party service providers. The party receiving each transition service will be provided with reasonable information that supports the charges for such transition service by the party providing the service.

We have been preparing for the transition of the services to be provided by Sunoco under the transition services agreement from Sunoco, or third-party providers on behalf of Sunoco, to us. We anticipate that we will be in a position to complete the transition of those services on or before one year following the separation date.

The services provided under the transition services agreement will terminate at various times specified in the agreement (generally ranging from three months to one year after the completion of the separation). The receiving party may terminate certain specified services by giving prior written notice to the provider of such services and paying any applicable termination charge.

Subject to certain exceptions, the liabilities of each party providing services under the transition services agreement will generally be limited to the aggregate charges (excluding any third-party costs and expenses included in such charges) actually paid to such party by the other party pursuant to the transition services agreement. The transition services agreement also provides that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental or consequential damages.

Tax Sharing Agreement

Allocation of Taxes

Prior to this offering, we and Sunoco will enter into a tax sharing agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, under the tax sharing agreement:

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With respect to any periods (or portions thereof) ending at or prior to the distribution, we are responsible for any U.S. federal income taxes (including any interest or penalties thereon and any audit adjustment) and any U.S. state or local income taxes (including any interest or penalties thereon and any audit adjustment) reportable on a consolidated, combined or unitary return, in each case, as would be applicable to us if we filed tax returns on a standalone basis. With respect to any periods (or portions thereof) beginning after the distribution, we will be responsible for any U.S. federal, state or local income taxes of us or any of our subsidiaries.

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Sunoco is responsible for any income taxes reportable on returns that include only Sunoco and its subsidiaries (excluding us and our subsidiaries), and we are responsible for any income taxes filed on returns that include only us and our subsidiaries.

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Sunoco is responsible for any non-income taxes reportable on returns that include only Sunoco and its subsidiaries (excluding us and our subsidiaries), and we are responsible for any non-income taxes filed on returns that include only us and our subsidiaries.

We are generally not entitled to receive payment from Sunoco in respect of any of our tax attributes or tax benefits or any reduction of taxes of Sunoco. Moreover, Sunoco is generally entitled to refunds of income taxes with respect to periods (or portions thereof) ending at or prior to the distribution.

If we realize any refund, credit or other reduction in otherwise required tax payments in any period (or portion thereof) beginning after the distribution as a result of an audit adjustment resulting in taxes for which Sunoco would otherwise be responsible, then, subject to certain exceptions, we must pay Sunoco the amount of any such taxes for which Sunoco would otherwise be responsible. Further, if any taxes result to Sunoco as a result of a reduction in our tax attributes for a period (or portion thereof) ending at or prior to the distribution pursuant to an audit adjustment (relative to the amount of such tax attribute reflected on Sunoco’s tax return as originally filed), then, subject to certain exceptions, we are generally responsible to pay Sunoco the amount of any such taxes.

Our obligations under the tax sharing agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Sunoco and its subsidiaries under the tax sharing agreement, we nonetheless could be liable under applicable tax law for such liabilities.

The tax sharing agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the tax sharing agreement provides for cooperation and information sharing with respect to tax matters.

Sunoco is primarily responsible for preparing and filing any tax return with respect to the Sunoco affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Sunoco or any of its subsidiaries. Under the tax sharing agreement, we generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries for tax periods beginning after the distribution.

Sunoco generally has exclusive authority to control tax contests related to any tax returns of the Sunoco affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Sunoco or any of its subsidiaries. We generally have exclusive authority to control tax contests with respect to tax returns that include only us and our subsidiaries for tax periods beginning after the distribution.

Preservation of the Tax-free Status of the Distribution

Sunoco and we intend the contribution and distribution, taken together, to qualify as a reorganization pursuant to which no gain or loss is recognized by Sunoco or its shareholders for federal income tax purposes under Sections 355, 368(a)(1)(D) and related provisions of the Internal Revenue Code. Sunoco has received a private letter ruling from the Internal Revenue Service to such effect and intends to seek an opinion from its outside tax advisor to such effect. In connection with the ruling and the opinion, we made or will make, respectively, certain representations regarding our company and our business and Sunoco made or will make, respectively, certain representations regarding it and its business.

We have also agreed to certain restrictions that are intended to preserve the tax-free status of the contribution and the distribution. We may take certain actions otherwise prohibited by these covenants if Sunoco receives a private letter ruling from the IRS or if we obtain, and provide to Sunoco, an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case, acceptable to Sunoco in its sole and absolute discretion to the effect that such action would not jeopardize the tax-free status of the contribution and the distribution. These covenants include restrictions on our:

•	issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);

•	sales of assets outside the ordinary course of business; and

•	entering into any other corporate transaction which would cause us to undergo a 50 percent or greater change in our stock ownership.

We have generally agreed to indemnify Sunoco and its affiliates against any and all tax-related liabilities incurred by them relating to the contribution or the distribution to the extent caused by an acquisition of our stock or assets, or other actions of ours. This indemnification applies even if Sunoco has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants as described above.

Guaranty, Keep Well, and Indemnification Agreement

Prior to this offering, we and Sunoco will enter into a guaranty, keep well, and indemnification agreement. Under this agreement, we will: (1) guarantee the performance of certain obligations of our subsidiaries, prior to the date that Sunoco or its affiliates may become obligated to pay or perform such obligations, including the repayment of a loan from Indiana Harbor Coke Company L.P.; (2) indemnify, defend, and hold Sunoco and its affiliates harmless against all liabilities relating to these obligations; and (3) restrict the assets, debts, liabilities and business activities of one of our wholly owned subsidiaries, so long as certain obligations of such subsidiary remain unpaid or unperformed. In addition, we will release Sunoco from its guaranty of payment of a promissory note owed by one of our subsidiaries to another of our subsidiaries.

Intellectual Property Agreements

As we hold the rights to our patents and other intellectual property, we will not have any material agreements with Sunoco relating to patents or intellectual property.

Commercial Agreements

Steam Agreement

We are party to a steam purchase and sale agreement with Sunoco whereby the first phase of our Haverhill cokemaking facility provides steam to the adjacent chemical plant owned by Sunoco for use in its production process.

The steam agreement was negotiated on an arms length basis and has an initial term of three years beginning on January 1, 2011 with automatic year-to-year renewals thereafter. Either party may terminate the agreement at the end of the initial term or any renewal term without cause by providing two years written notice. In addition, either party may terminate the agreement upon ninety days notice by paying a termination fee of $10 million. In the event there is a Sunoco default under the steam agreement which results in an early termination or if there is an early termination resulting from Sunoco ceasing operations at the chemical plant, we have limited step-in rights to operate the equipment necessary for us to continue operating the first phase of the Haverhill cokemaking facility while we implement contingency arrangements for the use or disposal of steam.

Under the steam agreement Sunoco purchases the steam it consumes in its production process while condensing steam in excess of its production needs. Sunoco is subject to an annual capacity reservation fee which is reduced throughout any given contract year if we are unable to meet Sunoco’s nominated volume of steam production.

As part of the agreement, Sunoco provides us with feed water for use in the heat recovery steam generators at the first phase of the Haverhill cokemaking facility as well as river water and natural gas for limited use at the Haverhill cokemaking facility. The boiler feed water and river water are provided at no charge to us and the natural gas is provided on a pass-through basis.

Review and Approval of Related-Party Transactions

Our board has adopted a written policy that applies to interested transactions with related parties. For purposes of the policy, interested transactions include transactions, arrangements or relationships involving amounts greater than $100 thousand in the aggregate in which we are a participant and a related party has a direct or indirect interest. Related parties are deemed to include directors, director nominees, executive officers, owners of more than five percent of our common stock, or an immediate family member of the preceding group. The policy provides that a committee composed solely of independent directors will be responsible for the review and approval of all related-party transactions.

Such committee will review the material facts of all interested transactions that require the committee’s approval and either approve or disapprove of the entry into the interested transaction, subject to certain exceptions described below. The policy prohibits any director from participating in any discussion or approval of an interested transaction for which such director is a related party, except that such director is required to provide all material information concerning the interested transaction to the committee. As part of its review and approval of a related person transaction, such committee will consider whether the transaction is made on terms no less favorable than terms that would be generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related-party’s interest in the transaction and any other matters such committee deems appropriate.

Our related-party transactions policy also provides that certain interested transactions will have standing pre-approval from the committee. These include: (1) employment of executive officers if the compensation is disclosed in the proxy statement or approved by committee; (2) employment of an immediate family member with compensation less than $120 thousand; (3) director compensation that is disclosed in the proxy statement; (4) transactions with companies where the business is less than the larger of $1 million or two percent of the other company’s total revenues; (5) certain charitable contributions; (6) regulated transactions; (7) certain banking services; and (8) certain transactions available to all employees or third parties generally.

OWNERSHIP OF OUR COMMON STOCK

Beneficial ownership is determined in accordance with the rules of the SEC and includes the power to vote or direct the voting of securities, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by that person that are exercisable within 60 days of         , but excludes shares of common stock underlying options held by any other person. The table does not reflect any shares of common stock that our directors and executive officers may purchase in this offering, including through the directed share program, as described under “Underwriting.”

Principal Stockholder

Sunoco, in its capacity as the selling stockholder for federal securities law purposes, is offering          shares of our common stock to the extent the debt exchange party acquires those shares from Sunoco prior to the completion of this offering in exchange for indebtedness of Sunoco held by the debt exchange party, as described under “Underwriting.” Prior to completion of this offering, we were a wholly owned subsidiary of Sunoco. Sunoco is the only person or entity that owns beneficially more than five percent of the outstanding shares of our common stock. The following table sets forth information with respect to beneficial ownership of common stock by Sunoco as of                     , 2011, and as adjusted to reflect the sale of the shares of common stock in this offering:

	Shares of Common Stock Beneficially Owned		Percentage of Outstanding Shares Beneficially Owned
Beneficial Owner	Before Offering	After Offering	Before Offering	After Offering
Sunoco, Inc. 1818 Market Street, Suite 1500 Philadelphia, PA 19103			100%		%(1)

(1)

Assuming the underwriters exercise in full their option to acquire additional shares, as described in the section “Underwriting” below. If they do not exercise their option to acquire additional shares, Sunoco will own approximately      percent of our outstanding shares of common stock after this offering.

DESCRIPTION OF OUR CAPITAL STOCK

Our certificate of incorporation and bylaws will be amended and restated prior to the separation. The following is a summary of the material terms of our capital stock that will be contained in the amended and restated certificate of incorporation and amended and restated bylaws. You should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, along with the applicable provisions of Delaware law.

General

Our authorized capital stock will consist of          million shares of common stock, par value $0.01 per share, and          million shares of preferred stock, par value $0.01 per share. Following this offering, we will have          shares of common stock outstanding, of which          shares will be owned by Sunoco, including          shares of restricted stock issued to officers and other employees of SunCoke in connection with this offering. In addition, upon completion of this offering, there will be no preferred stock outstanding.

Common Stock

Each holder of our common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the initial public offering, all outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by the Delaware General Corporation Law, or DGCL, and by our amended and restated certificate of incorporation, to issue up to          million shares of preferred stock in one or more series without further action by the holders of our common stock. Our board of directors will have the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and of Delaware Law

Provisions of the DGCL and our amended and restated certificate of incorporation and bylaws could make it more difficult for us to be acquired by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

As a Delaware corporation, we will be subject to the restrictions under Section 203 of the DGCL regarding corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not wholly owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15 percent or more of a corporation’s outstanding voting stock.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We will not elect to “opt out” of Section 203. However, following this offering and subject to certain restrictions, we may elect to “opt out” of Section 203 by an amendment to our certificate of incorporation or bylaws.

Classified Board

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our board of directors will be divided into three classes. Upon completion of the separation, our board of directors will be divided into three classes, each comprised of three directors. The three directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which we expect to hold in 2012. The three directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2013 and the three directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2014. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

In the event that Sunoco owns a majority of our outstanding common stock, (1) the board of directors may be elected, removed or replaced at any time either with or without cause by Sunoco and (2) any amendment to the provisions of our amended and restated certificate of incorporation described in this paragraph will require the affirmative vote of at least 80 percent of the votes entitled to be cast on such matter.

Removal of Directors

Our amended and restated bylaws provide that our stockholders may remove our directors only for cause and only by the affirmative vote of the holders of at least 80 percent of the voting power of all of the then outstanding shares of voting stock, voting together as a single class. As long as Sunoco owns a majority of our outstanding common stock, however, our amended and restated bylaws provide that Sunoco will be able to remove any director at any time, with or without cause, without calling a special meeting. In the event that Sunoco owns a majority of our outstanding shares of common stock, any amendment to the provisions of the certificate of incorporation described in this paragraph will require the affirmative vote of at least 80 percent of the votes entitled to be cast on such matter.

Amendment of Certain Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the affirmative vote of the holders of at least 80 percent of our voting stock then outstanding is required to amend certain provisions relating to the number, term election and removal of our directors, the filling of our board vacancies, stockholder notice procedures, indemnification and the calling of special meetings of stockholders.

Size of Board and Vacancies

Our amended and restated bylaws will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors and any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present. Notwithstanding the foregoing, in the event that Sunoco owns a majority of the outstanding shares of our common stock, Sunoco will have the power to elect, remove and replace any or all of our directors, with or without cause, at any time.

Stockholder Action by Written Consent; Special Meetings

Our amended and restated certificate of incorporation permits stockholders to take action by written consent of holders of all of our shares in lieu of an annual or special meeting. In the event that Sunoco owns shares entitled to cast a majority of the votes entitled to be cast in the election of directors, our amended and restated certificate of incorporation permits holders of not less than a majority of the votes entitled to be cast to take action by the written consent. Otherwise, stockholders will only be able to take action at an annual or special meeting called in accordance with our amended and restated bylaws. In the event that Sunoco owns a majority of our common stock, any amendment to the provisions of the amended and restated certificate of incorporation described in this paragraph will require the affirmative vote of at least 80 percent of the votes entitled to be cast on such matter.

Our amended and restated bylaws provide that special meetings of stockholders may only be called by:

•	the chairman of the board;

•	the board of directors pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies; or

•	the holders of a majority of the outstanding shares of our common stock, in the event that Sunoco continues to own such a majority.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors. In addition, our amended and restated bylaws prescribe specific information that the stockholder’s notice must contain, including, among other things, information about: (1) any SunCoke stock, options, or related derivative instruments owned, directly or indirectly, by the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, and their respective affiliates or associates or others acting in concert therewith; (2) if applicable, the business other than a nomination desired to be brought before the meeting; and (3) if applicable, each person whom the stockholder proposes to nominate for election or reelection to our board of directors. Notwithstanding the foregoing, in the event that Sunoco owns a majority of the outstanding shares of our common stock, Sunoco will have the power to elect, remove and replace any or all of our directors, with or without cause, at any time.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated Preferred Stock

The authority that will be possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Certificate of Incorporation Provision Relating to Corporate Opportunities and Interested Directors

In order to address potential conflicts of interest between us and Sunoco, our amended and restated certificate of incorporation will contain provisions regulating and defining the conduct of our affairs as they may involve Sunoco and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with Sunoco. In general, these provisions recognize that we and Sunoco may engage in the same or similar business activities and lines of business (subject to the provisions of the intercompany agreement), have an interest in the same areas of corporate opportunities and that we and Sunoco will continue to have contractual and business relations with each other, including officers and directors of Sunoco serving as our directors.

Our amended and restated certificate of incorporation will provide that, subject to any contractual provision to the contrary, Sunoco will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us;

•	doing business with any of our customers; or

•	employing or otherwise engaging any of our officers or employees.

Under our amended and restated certificate of incorporation, neither Sunoco nor any officer or director of Sunoco, except as described in the following paragraph, will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. Our amended and restated certificate of incorporation will provide that Sunoco is not under any duty to present any corporate opportunity to us which may be a corporate opportunity for Sunoco and us, and Sunoco will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that Sunoco pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

When one of our directors or officers who is also a director or officer of Sunoco learns of a potential transaction or matter that may be a corporate opportunity for both us and Sunoco, our amended and restated certificate of incorporation will provide that the director or officer:

•	will have fully satisfied his or her fiduciary duties to us and our stockholders with respect to that corporate opportunity;

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of Sunoco’s actions with respect to that corporate opportunity;

•

will be deemed to have acted in good faith and in a manner he or she believed to be in, and not opposed to, our best interests for purposes of our amended and restated certificate of incorporation; and

•

will be deemed not to have breached his or her duty of loyalty to us or our stockholders and not to have derived an improper personal benefit therefrom for purposes of our amended and restated certificate of incorporation;

if he or she acts in good faith in a manner consistent with the following policy:

•

a corporate opportunity offered to any of our officers who is also a director but not an officer of Sunoco will belong to us, unless that opportunity is expressly offered to that person solely in his or her capacity as a director of Sunoco, in which case that opportunity will belong to Sunoco;

•

a corporate opportunity offered to any of our directors who is not one of our officers and who is also a director or an officer of Sunoco will belong to us only if that opportunity is expressly offered to that person solely in his or her capacity as our director, and otherwise will belong to Sunoco; and

•

a corporate opportunity offered to any of our officers who is also an officer of Sunoco will belong to Sunoco, unless that opportunity is expressly offered to that person solely in his or her capacity as our officer, in which case that opportunity will belong to us.

For purposes of our amended and restated certificate of incorporation, “corporate opportunities” will include business opportunities that we are financially able to undertake, that are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of Sunoco or its officers or directors will be brought into conflict with our self-interest. After such time that Sunoco ceases to own 20 percent of our common stock, the provisions of our amended and restated certificate of incorporation described in this paragraph will become inoperative. Thereafter, the approval or allocation of corporate opportunities would depend on the facts and circumstances of the particular situation analyzed under the corporate opportunity doctrine. The Delaware courts have found that a director or officer “may not take a business opportunity for his own if: (1) the corporation is financially able to exploit the opportunity; (2) the opportunity is within the corporation’s line of business; (3) the corporation has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his own, the director or officer will thereby be placed in a position inimicable to his duties to the corporation.” On the other hand, a director or officer “may take a corporate opportunity if: (1) the opportunity is presented to the director or officer in his individual and not his corporate capacity; (2) the opportunity is not essential to the corporation; (3) the corporation holds no interest or expectancy in the opportunity; and (4) the director or officer has not wrongfully employed the resources of the corporation in pursuing or exploiting the opportunity.” A director or officer may also “present” an opportunity to the board of directors of a corporation to determine whether such opportunity belongs to the corporation and thereby be protected from inference of usurpation of corporate opportunity.

Our amended and restated certificate of incorporation will also provide that no contract, agreement, arrangement or transaction between us and Sunoco will be void or voidable solely for the reason that Sunoco is a party to such agreement and Sunoco:

•	will have fully satisfied and fulfilled its fiduciary duties to us and our stockholders with respect to the contract, agreement, arrangement or transaction;

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of entering into, performance or consummation of any such contract, agreement, arrangements or transaction;

•

will be deemed to have acted in good faith and in a manner it reasonably believed to be in, and not opposed to, the best interests of us for purposes of our amended and restated certificate of incorporation; and

•

will be deemed not to have breached its duty of loyalty to us and our stockholders and not to have derived an improper personal benefit therefrom for purposes of our amended and restated certificate of incorporation, if:

•

the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to our board of directors or the committee of our board that authorizes the contract, agreement, arrangement or transaction and our board of directors or that committee in good faith authorizes the contract, agreement, arrangement or transaction by the affirmative vote of a majority of the disinterested directors;

•

the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to the holders of our shares entitled to vote on such contract, agreement, arrangement or transaction and the contract, agreement, arrangement or transaction is specifically approved in good faith by vote of the holders of a majority of the votes entitled to be cast by the holders of our common stock then outstanding not owned by Sunoco or a related entity; or

•	the contract, agreement, arrangement or transaction, judged according to the circumstances at the time of the commitment, is fair to us.

Any person purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have consented to these provisions of our amended and restated certificate of incorporation.

Until the time that Sunoco ceases to own shares entitled to 20 percent or more of the votes entitled to be cast by our then outstanding common stock, the affirmative vote of the holders of at least 80 percent of the votes entitled to be cast will be required to alter, amend or repeal, or adopt any provision inconsistent with the corporate opportunity and interested director provisions described above; however, after Sunoco no longer owns shares for its own account entitling it to cast at least 20 percent of the votes entitled to be cast by our then outstanding common stock, any such alteration, adoption, amendment or repeal would be approved if a quorum is present and the votes favoring the action exceed the votes opposing it. Accordingly, until such time, so long as Sunoco own shares entitled to 20 percent of the votes entitled to be cast, it can prevent any such alteration, adoption, amendment or repeal.

Limitation on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of us, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and bylaws will also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing

We have applied to list our common stock on the NYSE under the symbol “SXC.”

Sale of Unregistered Securities

We have not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon formation to our sole stockholder, Sunoco.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

DESCRIPTION OF CERTAIN INDEBTEDNESS

As of March 31, 2011, after giving pro forma effect to this offering, the consummation of the credit facilities, the offering of senior notes and the use of proceeds therefrom, our total debt would have been approximately $700 million. The credit facilities and the senior notes are described below.

Senior Secured Credit Facilities

Concurrently with the consummation of this offering, we expect to enter into a $                 million senior secured revolving credit facility and a $             million senior secured term loan credit facility (collectively, the “credit facilities”). The gross proceeds from the credit facilities will be used to repay certain intercompany indebtedness to Sunoco, to pay related fees and expenses and for general corporate purposes. The revolving credit facility is expected to have a five-year maturity and the term loan credit facility is expected to have a         -year maturity. The principal amount of the term loan credit facility is expected to amortize in quarterly installments equal to      percent of the original principal amount of the term loan credit facility, with the balance payable at maturity.

At our election, the interest rate per annum applicable to the loans under the credit facilities will be based on a fluctuating rate of interest determined by reference to either (i) a base rate determined by reference to the higher of (a) the prime rate of                         , (b) the federal funds effective rate plus 0.50 percent and (c) the Eurodollar rate applicable for an interest period of one month plus 1.00 percent, plus an applicable margin currently expected to be approximately      percent for loans under the term loan credit facility and      percent for loans under the revolving credit facility or (ii) a Eurodollar rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin currently expected to be approximately      percent for loans under the term loan credit facility and      percent for loans under the revolving credit facility. Borrowings under the term loan credit facility will be subject to a floor of      percent with respect to base rate loans and          percent with respect to Eurodollar rate loans. The applicable margin for loans under the revolving credit facility will be adjusted after the completion of the our first two full fiscal quarter after the closing of the transactions based upon our consolidated leverage ratio.

Our obligations under the credit facilities will be guaranteed by each direct and indirect, existing and future, domestic material restricted subsidiary. The credit facilities are expected to be secured on a first priority basis by a perfected security interest in substantially all of our and each guarantor’s tangible and intangible assets (subject to certain exceptions). The credit facilities will contain customary affirmative and negative covenants, that amount other things, will limit or restrict the ability of us and our restricted subsidiaries to incur additional indebtedness (including guarantee obligations), incur liens, engage in mergers, consolidations liquidations and dissolutions.

The consummation of the credit facilities is subject to satisfaction of the following material conditions:

•

consummation of the separation and this offering and receipt by our company of the gross cash proceeds from the issuance of the senior notes, in each case on terms and conditions reasonably satisfactory to the lenders;

•	receipt by the lenders of certain financial information concerning our company; and

•	receipt of all necessary approvals and of customary closing deliverables.

Senior Notes

Concurrently with this offering, we are planning to issue in a private placement $             million aggregate principal amount of senior notes bearing interest at      percent per annum. The notes will mature on                 . All principal will be paid at maturity. The gross proceeds from the senior notes offering will be used to repay certain intercompany indebtedness to Sunoco, to pay related fees and expenses and for general corporate purposes. The notes will be fully and unconditionally guaranteed, jointly and severally, on a senior basis by each of our existing and future domestic restricted subsidiaries that guarantees the credit facilities.

The indenture governing the notes will contain covenants, including, among other things, covenants that (i) restrict our ability to incur additional indebtedness, (ii) pay dividends, make distributions on equity interests, make investments or make other restricted payments, (iii) create liens, (iv) sell assets or (v) consolidate or merge with any other person. These covenants are subject to a number of important qualifications and limitations. In addition, the indenture contains other customary terms, including certain events of default upon the occurrence of which, the notes may be declared immediately due and payable. On or after                 , we may redeem some or all of the notes at a premium that will decrease over time, plus accrued and unpaid interest to the date of redemption. Prior to                 , we may, at our option, redeem up to 35 percent of the aggregate principal amount of the notes at a premium, plus accrued and unpaid interest to the date of redemption, with the proceeds of certain equity offerings. In addition, we may, at our option, redeem some or all of the notes at any time prior to                         , by paying a “make whole” premium, plus accrued and unpaid interest to the date of redemption. Interest on the notes is payable in cash semi-annually in arrears through maturity on                  and                 , of each year, beginning on                         .

The completion of the senior notes offering is conditioned on the completion of this offering and certain customary conditions, including the receipt of customary closing deliverables.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering,          shares of our common stock will be outstanding. Of these shares, the          shares of common stock, assuming the underwriters exercise their option to acquire additional shares in full, sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by an “affiliate” of our company as that term is defined in Rule 144 under the Securities Act. All of the shares of our common stock outstanding prior to this offering are “restricted securities,” as defined under Rule 144. These shares are restricted securities because they were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rule 144 promulgated under the Securities Act or another exemption from registration. This prospectus may not be used in connection with any resale of shares of common stock acquired in this offering by our affiliates.

The shares of our common stock that will continue to be held by Sunoco after this offering constitute “restricted securities” within the meaning of Rule 144, and will be eligible for sale by Sunoco in the open market after this offering, subject to contractual lock-up provisions described under “Underwriting—Lock Up Agreements” and the applicable requirements of Rule 144. In connection with this offering, we, our executive officers and directors and Sunoco have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, without the prior written consent of Credit Suisse Securities (USA) LLC, for the period ending 180 days after the date of this prospectus, except that after 120 days after the date of this prospectus, Sunoco may dispose of our common stock that it owns by means of a distribution to its shareholders, and if (1) any of our executive officers or directors cease to be an executive officer and/or a director of our company and (2) Sunoco disposes of our common stock that it owns by means of a distribution to its shareholders, such executive officer or director shall cease to be restricted by the lock-up agreement.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, beginning 90 days after the date of this offering, a person who is not one of our affiliates who has beneficially owned shares of our common stock for at least six months may sell shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates at any time during the three months immediately preceding a proposed sale, and who has beneficially owned shares of our common stock for at least one year, would be entitled to sell an unlimited number of shares without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Sunoco has announced that it currently plans to complete its divestiture of us by distributing all of the shares of our common stock that it owns to the holders of its common stock. See “Arrangements Between Sunoco and Our Company” and “Risk Factors.” Any shares distributed by Sunoco will be eligible for immediate re-sale in the public market without restrictions by persons other than our affiliates. Our affiliates would be subject to the restrictions of Rule 144 described above other than the six-month holding period requirement.

Shares of our common stock issued pursuant to our option plans generally will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates, unless those shares are subject to vesting restrictions or the contractual restrictions described above. The foregoing summary of Rule 144 is not intended to be a complete description.

Lock-Up Agreements

Notwithstanding the foregoing, our executive officers, directors and existing stockholder have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock for a lock-up period described under “Underwriting—The Lock Up Agreements” pursuant to the agreements with Credit Suisse Securities (USA) LLC, as representative of the underwriters. This lock-up period may be extended in certain circumstances. Additionally, Credit Suisse Securities (USA) LLC may release all or a portion of the shares subject to lock-up agreements at any time prior to the end of the lock up period. See “Underwriting—The Lock-Up Agreements.”

Registrations on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock issuable under a long-term incentive plan. These registration statements are expected to become effective upon filing. As a result, shares issued pursuant to such plan, including upon exercise of stock options, will be eligible for re-sale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates, the 180-day lock-up period, as applicable, and any management stockholder’s agreements, as applicable. As of         , 2011, there are no awards outstanding under our long-term incentive plans, and          shares were reserved for future issuance.

Registration Rights

Some holders of our common stock are entitled to registration rights, which are described under “Arrangements Between Sunoco and Our Company” and “Underwriting.” Prior to this offering, there has been no public market for our common stock. No information is currently available and we cannot predict the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock (including shares issuable upon the exercise of stock options) in the public market after the lapse of the restrictions described above, or the perception that such sales may occur, could materially adversely affect the prevailing market prices for the common stock and our ability to raise equity capital in the future. See “Risk Factors.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it: (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust; or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local, estate and gift or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it might not describe the U.S. federal income and estate tax consequences that may be applicable to you if you are subject to special treatment under the United States federal income or estate tax laws (including if you are a United States expatriate, financial institution, person subject to the alternative minimum tax, person who has acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes (or investors in such entities)). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U. S. federal income and estate tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction, in light of your particular circumstances.

This discussion assumes that a non-U.S. holder will not be subject to the newly enacted withholding tax discussed below under “Additional Withholding Requirements.”

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of U. S. federal income tax at a 30 percent rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United

States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Internal Revenue Code. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds such basis, as gain from the sale or exchange of such stock.

A foreign corporation that receives any such effectively connected dividends may be subject to an additional “branch profits tax” on its earnings and profits attributable to such dividends at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required: (1) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Internal Revenue Code and is eligible for treaty benefits, or (2) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized by a non-U.S. holder on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates, generally in the same manner as if it were a United States person as defined under the Internal Revenue Code. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain generally in the same manner as if it were a United States person as defined under the Internal Revenue Code and, in addition, may be subject to the branch profits tax equal to 30 percent of its effectively connected earnings and profits attributable to such gain, or at such lower rate as may be specified by an applicable income tax treaty.

We have not determined whether we are a “United States real property holding corporation” for United States federal income tax purposes, and no assurance can be given that we are not or will not become one in the future. If, however, we are or become a “United States real property holding corporation,” so long as our common stock is regularly traded on an established securities market, generally only a non-U.S. holder who holds or held directly or indirectly (at any time during the shorter of the five year period ending on the date of disposition or the non-U.S. holder’s holding period) more than five percent of our common stock will be subject to United States federal income tax on the disposition of our common stock. Non-U.S. holders should consult their own advisors about the consequences that could result if we are, or become, a “United States real property holding corporation.”

Federal Estate Tax

Our common stock that is held (or treated as held) by an individual non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding (currently at a rate of 28 percent) on dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Internal Revenue Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Internal Revenue Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30 percent of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 paid to (1) a foreign financial institution (whether holding stock for its own account or on behalf of its account holders/investors) unless such foreign financial institution agrees to verify, report and disclose its U.S. account holders and meets certain other specified requirements or (2) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. Non-U.S. holders should consult their own tax advisors regarding the effect of this newly enacted legislation.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the debt exchange party has agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock the debt exchange party acquires from Sunoco in the exchange described below:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC

Total

The underwriters are offering the shares of our common stock subject to their acceptance of the shares and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters, to pay for and accept delivery of these shares of our common stock is subject to the approval of legal matters by underwriters’ counsel, and to some other conditions. The underwriters are obligated to take and pay for all of these shares of our common stock, if any such shares are taken. The offering of these shares is subject to the receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have been granted a 30-day option to acquire up to              additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock. If the underwriters exercise the option to acquire additional shares as described above, the debt exchange party will acquire these additional shares from Sunoco in exchange for debt obligations of Sunoco held by the debt exchange party and sell the additional shares to the underwriters.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation Sunoco will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by Sunoco	$	$	$	$
Expenses payable by Sunoco	$	$	$	$

Other than the SEC registration fee and the FINRA fee, we do not expect that we will pay any of the offering expenses related to the offering. Sunoco shall pay all third-party costs, fees and expenses relating to the offering, all of the reimbursable expenses of the underwriters pursuant to the underwriting agreement, all of the costs of producing, printing, mailing and otherwise distributing the prospectus, as well as the underwriting discounts and commissions.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5 percent of the shares of common stock being offered.

The underwriting agreement discussed above was entered into after a binding exchange agreement among Sunoco, the debt exchange party, and for limited purposes, our company, was signed. The terms of the exchange agreements are more fully described below under “—The Exchange.” Under the terms of the binding exchange agreement, following the exchange, the debt exchange party will be the owner of the shares that it acquires under the exchange agreement.

The separation agreement between Sunoco and us contains various conditions for the benefit of Sunoco, and closing of this offering is conditioned on the satisfaction or waiver by Sunoco of those conditions between the date of this prospectus and the closing date. For further information regarding these conditions, see “Arrangements Between Sunoco and Our Company.”

The Exchange

It is expected that Sunoco, the debt exchange party, and, for limited purposes, our company, will enter into an exchange agreement. Under the exchange agreement, subject to certain conditions, the debt exchange party, as a principal for its own account, will exchange debt obligations of Sunoco held by the debt exchange party for shares of our common stock held by Sunoco. We expect that the debt exchange party will hold indebtedness of Sunoco having an aggregate principal amount of at least $     million based on a maximum assumed initial public offering price of $     per share, which is the high point of the price range set forth on the cover of this prospectus. The amount of indebtedness of Sunoco held by the debt exchange party is expected to be sufficient to acquire all of the shares of our common stock to be sold in this offering, inclusive of the shares of our common stock that may be sold pursuant to the over-allotment option. In the exchange, the debt exchange party will acquire the total number of shares being sold in this offering. For purposes of determining the amount of Sunoco indebtedness that Sunoco will receive from the debt exchange party in exchange for such shares, Sunoco expects that the debt obligations will be valued at the fair market value on the date of this prospectus, and the aggregate fair market value of the debt obligations to be exchanged will equal the amount of proceeds, as shown on the cover page of this prospectus, plus an amount in cash to be paid by Sunoco. If the underwriters exercise the option to acquire additional shares as described above, the debt exchange party will also acquire the additional shares in exchange for debt obligations of Sunoco held by the debt exchange party. For purposes of determining the amount of Sunoco indebtedness that Sunoco will receive from the debt exchange party in exchange for the additional shares, the debt obligations will be valued at fair market value on the date of the exchange, and the aggregate fair market value of the debt obligations to be exchanged will equal the amount of proceeds per share shown on the cover page of this prospectus multiplied by the number of the additional shares acquired, plus an amount in cash to be paid by Sunoco.

Under U.S. federal securities laws, Sunoco will be deemed the selling stockholder and an underwriter of any shares of our common stock that the debt exchange party acquires from Sunoco in the exchange and sells in this offering. Similarly, under U.S. federal securities laws, the debt exchange party will be deemed to be an underwriter with respect to any shares of our common stock that it acquires in the exchange and sells in this offering. The debt exchange party will acquire and sell the shares as a principal for its own account, rather than on Sunoco’s behalf. If Sunoco and the debt exchange party enter into the exchange agreement, as described above, the debt exchange party will be the owner of our shares of common stock it acquires in the exchange, regardless of whether this offering is completed. The debt exchange party, and not Sunoco, will receive the proceeds from the sale of the shares in this offering.

None of Sunoco, the debt exchange party or us have an obligation to participate in the exchange. Regardless of whether the exchange does or does not occur, the debt exchange party will pay its own expenses and discounts in connection with the shares acquired by it in the exchange.

Conflicts of Interest

The offering is being conducted in accordance with the applicable provisions of Rule 5121 of the FINRA Conduct Rules because the debt exchange party may receive up to $         million of the proceeds of this offering if the exchange described above takes place. Rule 5121 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly,          is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by         .

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates, for which they have received, or will receive, customary fees and expenses. In addition, we have the following relationships with certain of the underwriters and their affiliates: In connection with the concurrent private placement of senior notes,                      are serving as joint bookrunning managers. Affiliates of                      are lenders under the credit facilities.

In the ordinary course of their various business activities the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers and directors, Sunoco and certain of its officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except that after 120 days after the date of this prospectus, Sunoco may dispose of our common stock that it owns by means of a distribution to its shareholders, and if (1) any of our executive officers or directors cease to be an executive officer and/or a director of our company and (2) Sunoco disposes of our common stock that it owns by means of a distribution, such executive officer or director shall cease to be restricted by the lock-up agreement. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Directed Share Program

The underwriters have reserved for sale at the initial public offering price up to              shares of our common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Indemnification

We and the selling stockholder have agreed to indemnify the several underwriters and              in its capacity as qualified independent underwriter against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Listing

We intend to apply to list the shares of common stock on the New York Stock Exchange under the symbol “SXC.”

Prior to this offering, there has been no market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholder and the underwriters and will not necessarily reflect the market price of the common stock following this offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and the prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may be able to close out any covered short position by either having the underwriters exercise their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

Notice to Canadian Residents

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and Sunoco prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and Sunoco and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our common stock, for rescission against us and Sunoco in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or Sunoco. In no case will the amount recoverable in any action exceed the price at which shares of our common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and Sunoco will have no liability. In the case of an action for damages, we and Sunoco will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and Sunoco may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Sunoco, as the selling stockholder, has not authorized and does not authorize the making of any offer of shares through any financial intermediary on its behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the selling stockholder or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong, Singapore & Japan

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

Wachtell, Lipton, Rosen & Katz, New York, New York is representing us in connection with this offering. The underwriters are being represented by Kirkland & Ellis LLP, New York, New York.

EXPERTS

The combined financial statements of SunCoke (the cokemaking and coal mining operations of Sunoco, Inc.) at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and the balance sheet of SunCoke Energy, Inc. as of March 31, 2011 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The information appearing in this prospectus concerning estimates of the proven and probable coal reserves of our existing coal mining operations and the HKCC Companies was prepared by Marshall Miller & Associates, Inc. and has been included in this prospectus upon the authority of this firm as an expert.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (Registration No. 333-173022) under the Securities Act with respect to the common stock being offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information about us and our common stock, you should refer to the registration statement, including its exhibits and schedules. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these contracts and other documents. We have included or incorporated by reference copies of these documents as exhibits to our registration statement.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings also will be available to the public on our corporate web site at www.suncoke.com. The information we file with the SEC or contained on our corporate web site or any other web site that we may maintain is not part of this prospectus, any prospectus supplement or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and non-U.S. market share is based on information from governmental and intergovernmental entities, independent industry organizations and consultancies such as CRU International, Ltd., the World Coal Association, the World Steel Association, the American Coke and Coal Chemicals Institute, the International Energy Agency and Steel Business Briefing and other third-party sources (including industry publications, surveys and forecasts), and management estimates.

Unless otherwise indicated, management estimates are derived from publicly available information released by independent industry analysts and organizations and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. While we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

GLOSSARY OF SELECTED TERMS

Term	Definition

Appalachian Region	Coal producing area in Alabama, eastern Kentucky, Maryland, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia. The Appalachian Region is divided into the northern, central and southern Appalachian regions.

Ash	Inorganic material consisting of iron, alumina, sodium and other incombustible matter that are contained in coal. Ash increases the weight of coal, adds to the cost of handling, and its composition may affect the coal’s burning characteristics.

Asset Utilization	For our cokemaking operations, a measure of production efficiency calculated by dividing coke production for the period by the theoretical design cokemaking capacity applicable to the period, subject to certain operational and environmental limitations.

Assigned Reserves	Assigned reserves are those that can be mined with existing facilities and do not require major-capital expenditure for development.

Basic Oxygen Furnace, or BOF	A steelmaking furnace in which molten pig iron and steel scrap are converted into steel.

Battery	A connected bank of cokemaking ovens. A cokemaking facility may consist of one or more coke oven batteries.

Best Available Control Technology, or BACT	An air permitting requirement mandated by the United States Clean Air Act that is generally determined on a case-by-case basis by state or local permitting agencies and is based on a review of all available pollution control systems and considers economic feasibility. To receive a permit for construction in areas meeting national ambient air quality standards, or attainment areas (as designated by the U.S. Environmental Protection Agency), all major new or modified facilities must meet this requirement.

Bituminous coal	Coal that generally contains 45 to 86 percent carbon, including metallurgical coals used to make coke and certain steam coals used as fuel in steam-electric power generation and for heat and power applications in manufacturing.

Blast Furnace	A cylindrical smelting furnace used in the extraction of iron from iron ore. The iron ore along with metallurgical coke and typically a limestone flux are charged in the top of the furnace. A blast of hot, compressed air is piped in at the bottom of the furnace to increase temperatures so that the iron ore is reduced to nearly-pure liquid iron. The molten iron, also known as “hot metal,” sinks to the bottom and is tapped off for further use in steelmaking.

British thermal unit, or “Btu”	A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

Term	Definition

By-product cokemaking	A cokemaking process in which coal is heated in a positive pressure environment in the absence of oxygen and the resulting usable by-product coal chemicals are repurposed into fuel and other products for integrated steel furnaces and for other uses. Also known as recovery cokemaking.

By-product coke oven	A coke oven which employs by-product cokemaking.

Capacity Utilization	For our cokemaking operations, a measure of production efficiency calculated by dividing coke production for the period by the cokemaking capacity applicable to the period.

Clean Air Act	The United States Clean Air Act, as amended.

Coal-to-coke yield	The amount of metallurgical coke produced from a given quantity of metallurgical coal, typically expressed as a percentage. The yield can vary according to the particular coal blend properties and the coking process; however, 1 ton of metallurgical coal typically yields approximately 0.7 tons of metallurgical coke, representing a 70 percent coal-to-coke yield.

Coal seam	Coal deposits occur in layers typically separated by layers of rock. Each layer of coal is called a “seam.” A seam can vary in thickness from inches to a hundred feet or more.

Coalbed methane	Methane gas formed during coal formation and stored within the coal seam.

Cogeneration facility	A power station that simultaneously generates both electricity and useful heat.

Coke, or Metallurgical Coke	A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is a principal raw material used in the manufacture of iron and steel.

Cokemaking capacity	The number of tons of blast furnace size coke that a cokemaking facility can produce on an annual basis under normal operating conditions. Small size coke production that is not blast furnace size is commonly referred to as “nut coke”, “breeze” or “fines” and is separated from the blast furnace size coke in screening facilities.

Cold strength	The ability of coke to withstand breakage at room temperature; reflects coke behavior outside the blast furnace and in the upper part of the blast furnace.

Demonstrated Reserves	Demonstrated reserves are the sum of the estimates of proven and probable reserves.

EIA	U.S. Energy Information Administration

Electric arc furnace, or EAF	A furnace that heats steel scrap, pig iron and direct reduced iron by means of an electric arc to produce liquid steel.

Term	Definition

EPA	U.S. Environmental Protection Agency

Flue gas	Gas produced from the combustion of coal volatile matter that exits the coke oven through a system of flues, which are enclosed passageways for directing products of combustion to subsequent processing/cleaning and ultimately to the atmosphere.

Flue gas desulfurization	A process used to remove sulfur oxides from the combusted flue gases of a cokemaking facility before discharge to the atmosphere. Chemicals such as lime are used as the scrubbing media.

Greenfield cokemaking facility	A cokemaking facility constructed at a site where no coke oven batteries previously existed.

Heaving and settling	Abnormal conditions caused by the movement of material underlying a coke battery’s foundation. Heaving occurs when the material below the battery expands causing the ovens above to rise. Settling occurs when the material below the battery compacts causing the ovens above to sink. The combination can result in unleveled batteries and can cause damage to affected ovens.

Heat recovery cokemaking facility	Non-recovery cokemaking facilities that heat coal in a negative pressure environment and are designed to use the excess heat from combustion to produce steam and/or electricity are referred to as heat recovery facilities.

Heat recovery steam generator	A heat exchanger that recovers heat from a hot gas stream and uses the heat to produce steam for process uses or electric power generation.

Highwall mine	Exposed coal seam or seams remaining after the last economic cut has been completed as part of a conventional surface mining operation. The exposed coal seam lies under the rock and overburden, also known as the “highwall” of the mine, and can be removed by specialized highwall mining equipment that cuts into the seam and extracts the coal.

Lowest Achievable Emission Rate, or LAER	An air permitting requirement mandated by the United States Clean Air Act that is generally determined on a case-by-case basis by state or local permitting agencies and is based on review of all emission limitation achieved in practice or included in state implementation plans. To receive a permit for construction in areas not meeting national ambient air quality standards, or non-attainment areas (as designated by the U.S. Environmental Protection Agency), all major new or modified facilities must meet this requirement.

Maximum Achievable Control Technology, or MACT	A national emission standard for hazardous air pollutants set by the U.S. Environmental Protection Agency as required by the Clean Air Act Amendments of 1990.

Megawatt	1 million watts

Metallurgical coal	The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as “met” or “coking” coal.

Term	Definition

MSHA	Mine Safety and Health Administration

Non-recovery cokemaking	A cokemaking process in which coal is heated in a negative pressure environment in which the resulting volatile matter is combusted.

NOV	Notice of violation. A formal, written letter to the regulated entity that the enforcement agency believes that the entity is in violation of the law and that it should come into compliance or be prepared to defend its actions in subsequent enforcement. These alleged violations do not represent a final, legal determination that a violation has occurred until adjudication is complete.

NOx	Nitrogen oxides. NOx represents both NO2 and NO3 which are gases formed in high temperature environments such as coal combustion.

Oven coking chamber	A refractory-lined chamber in the coke oven in which coal undergoes destructive distillation to produce coke.

Pig iron	Formed and cooled hot metal from a blast furnace.

Preparation plant	Usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing and washing coal to prepare it for use by a particular customer. The washing process removes waste material and separates higher ash coal and may also remove some of the coal’s sulfur content.

Probable reserves	Coal reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. Probable reserves lie more than one-fourth of a mile, but less than three-fourths of a mile from a coal measurement site.

Proven reserves	Coal reserves for which: (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Proven reserves lie within a one-fourth mile arc around a coal measurement site.

Reclamation	The process of restoring land to its prior condition, productive use or other permitted condition following mining or other industrial activities. The process commonly includes “recontouring” or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and shrubs. Reclamation operations are typically conducted concurrently with mining operations. Reclamation is closely regulated by both state and federal laws.

Reserve	The part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Term	Definition

“Room and pillar” method	Underground mining method in which the mined material is extracted across a horizontal plane while leaving “pillars” of untouched material to support the roof overburden, resulting in open areas or “rooms” underground.

Steam coal, or thermal coal	Coal that is used primarily for its heating value or thermal content. Steam or thermal coal tends not to have the carbonization and coking properties possessed by metallurgical coal. Most steam coal is used to produce electricity in thermal power plants.

Sulfur	One of the elements present in varying quantities in coal that is emitted when coal is burned. Sulfur dioxide (SO2) is produced as a gaseous by-product of coal combustion.

Surface mine	A type of mine in which the soil and rock overlying the coal deposit (the overburden) are removed to extract the coal. Surface mining, also commonly known as “strip mining” or “open pit mining”, is used when deposits of coal are found near the surface such that removing the overburden with heavy equipment such as earthmovers and excavators is economic.

Thermal coal drying	Process of removing moisture from coal.

Tons	A “short” or net ton is equal to 2,000 pounds. A “long” or British ton is 2,240 pounds. A “metric” tonne is approximately 2,205 pounds. The short ton is the unit of measure referred to as a “ton” in this prospectus.

Underground mine	A mine, also known as a “deep” mine, in which the coal lies below the surface of the earth such that it is not economic to extract the coal through surface mining methods. The coal is mined through tunnels, passages, and openings that are connected to the surface for the purpose of the removal of the coal.

Waste heat	Heat produced by industrial processes with no useful application.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Sunoco, Inc.

We have audited the accompanying combined balance sheets of SunCoke (the “Company”) (the cokemaking and coal mining operations of Sunoco, Inc. as described in Note 1) as of December 31, 2010 and 2009, and the related combined statements of income, cash flows and comprehensive income and equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of SunCoke at December 31, 2010 and 2009, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Philadelphia, Pennsylvania

March 23, 2011

SunCoke

Combined Statements of Income

	Years Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Revenues
Sales and other operating revenue (Notes 2 and 3)	$1,316,547	$1,124,016	$838,936
Other income, net (Note 3)	10,046	20,970	1,315

Total revenues	1,326,593	1,144,986	840,251

Costs and operating expenses
Cost of products sold and operating expenses (Note 2)	1,036,944	860,830	630,771
Selling, general and administrative expenses (Note 2)	67,232	40,205	34,244
Depreciation, depletion, and amortization	48,157	32,323	24,554

Total costs and operating expenses	1,152,333	933,358	689,569

Operating income	174,260	211,628	150,682

Interest income—affiliate (Note 2)	23,687	24,063	27,351
Interest income	35	447	218
Interest cost—affiliate (Note 2)	(5,435)	(5,663)	(11,187)
Capitalized interest	701	1,493	3,999

Total financing income, net	18,988	20,340	20,381

Income before income tax expense	193,248	231,968	171,063
Income tax expense (Note 4)	46,942	20,732	38,131

Net income	146,306	211,236	132,932
Less: Net income attributable to noncontrolling interests	7,107	21,552	19,028

Net income attributable to net parent investment	$139,199	$189,684	$113,904

(See Accompanying Notes)

SunCoke

Combined Balance Sheets

	December 31
	2010	2009
	(Dollars in thousands)
Assets
Cash and cash equivalents	$40,092	$2,741
Accounts receivable (Note 3)	44,606	79,339
Inventories (Note 5)	106,610	106,579
Deferred income taxes (Note 4)	1,140	—

Total current assets	192,448	188,659

Notes receivable from affiliate (Note 2)	289,000	289,000
Investment in Brazilian cokemaking operations (Note 3)	40,976	40,976
Properties, plants and equipment, net (Note 6)	1,180,208	1,012,771
Deferred charges and other assets	15,834	15,280

Total assets	$1,718,466	$1,546,686

Liabilities and Equity
Advances from affiliate (Note 2)	$888,512	$409,251
Accounts payable	106,350	74,958
Accrued liabilities (Note 8)	53,158	29,992
Taxes payable	7,704	5,834
Deferred income taxes (Note 4)	—	534

Total current liabilities	1,055,724	520,569

Payable to affiliate (Note 2)	55,813	25,018
Accrual for black lung benefits (Note 9)	26,605	24,092
Retirement benefit liabilities (Note 8)	42,854	85,003
Deferred income taxes (Note 4)	85,930	55,044
Asset retirement obligations (Note 7)	11,014	10,296
Other deferred credits and liabilities	11,185	11,046
Commitments and contingent liabilities (Note 10)

Total liabilities	1,289,125	731,068

Equity
Net parent investment (Note 11)	369,541	741,994
Noncontrolling interests (Note 12)	59,800	73,624

Total equity	429,341	815,618

Total liabilities and equity	$1,718,466	$1,546,686

(See Accompanying Notes)

SunCoke

Combined Statements of Cash Flows

	Years ended December 31
	2010	2009	2008
	(Dollars in thousands)
Cash Flows from Operating Activities:
Net income	$146,306	$211,236	$132,932
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	48,157	32,323	24,554
Deferred income tax expense	15,426	15,174	14,618
Payments (in excess of) less than expense for retirement plans	(5,979)	3,309	1,607
Changes in working capital pertaining to operating activities:
Accounts receivable	34,733	(38,577)	(13,668)
Inventories	(31)	(27,078)	(32,674)
Accounts payable and accrued liabilities	54,163	(8,300)	39,478
Taxes payable	1,870	(240)	(714)
Other	1,958	(601)	5,197

Net cash provided by operating activities	296,603	187,246	171,330

Cash Flows from Investing Activities:
Capital expenditures	(215,657)	(215,194)	(304,473)
Proceeds from sale of assets	1,736	88	4

Net cash used in investing activities	(213,921)	(215,106)	(304,469)

Cash Flows from Financing Activities:
Net increase (decrease) in advances from affiliate	(56,195)	25,497	205,831
Contribution from parent	1,000	—	—
Repayments of revolving credit loans from affiliate	—	—	(10,000)
Repayments of borrowings under deficit funding agreement with related party	—	—	(55,968)
Increase in payable to affiliate	30,795	733	24,124
Cash distributions to noncontrolling interests in cokemaking operations	(20,931)	(18,611)	(30,284)

Net cash (used in) provided by financing activities	(45,331)	7,619	133,703

Net increase (decrease) in cash and cash equivalents	37,351	(20,241)	564
Cash and cash equivalents at beginning of period	2,741	22,982	22,418

Cash and cash equivalents at end of period	$40,092	$2,741	$22,982

(See Accompanying Notes)

SunCoke

Combined Statements of Comprehensive Income and Equity

	Comprehensive Income(1)	Net Parent Investment	Noncontrolling Interests

	(Dollars in thousands)
At December 31, 2007		$445,938	$81,939
Net income	$132,932	113,904	19,028
Other comprehensive loss (net of related tax benefit of $3,520):
Reclassifications of prior service benefit and actuarial loss amortization to earnings	(111)	(111)	—
Retirement benefit plans funded status adjustment	(5,405)	(5,405)	—
Currency translation adjustment	(1,914)	(1,914)	—
Cash distributions to noncontrolling interests	—	—	(30,284)

Total	$125,502

At December 31, 2008		$552,412	$70,683
Net income	$211,236	189,684	21,552
Other comprehensive income (loss) (net of related tax benefit of $1,447):
Reclassifications of prior service benefit and actuarial loss amortization to earnings	366	366	—
Retirement benefit plans funded status adjustment	(2,694)	(2,694)	—
Currency translation adjustment	2,226	2,226	—
Cash distributions to noncontrolling interests	—	—	(18,611)

Total	$211,134

At December 31, 2009		$741,994	$73,624
Net income	$146,306	139,199	7,107
Other comprehensive income (loss) (net of related tax benefit of $13,823):
Reclassifications of prior service benefit and actuarial loss amortization to earnings	(1,712)	(1,712)	—
Retirement benefit plans funded status adjustment	24,068	24,068	—
Currency translation adjustment	448	448	—
Capital contribution from parent	—	1,000	—
Noncash distributions to affiliates	—	(535,456)	—
Cash distributions to noncontrolling interests	—	—	(20,931)

Total	$169,110

At December 31, 2010		$369,541	$59,800

(1)	Comprehensive income attributable to net parent investment amounted to $162,003, $189,582, and $106,474 for the years ended December 31, 2010, 2009 and 2008, respectively.

(See Accompanying Notes)

SunCoke

Notes to Combined Financial Statements

1. Summary of Significant Accounting Policies

Principles of Combination and Description of Business

The accompanying combined financial statements include the accounts of all operations that comprise the cokemaking and coal mining operations of Sunoco, Inc. (collectively, “SunCoke” or the “Company”), after elimination of all intercompany balances and transactions within the combined group of companies. The Company is an independent owner and operator of four metallurgical cokemaking facilities in the eastern and midwestern regions of the United States and operator of a cokemaking facility for a project company in Brazil in which it has a preferred stock investment. The cokemaking operations include blast furnace coke manufacturing at the Company’s Jewell Coke Company, L.P. (“Jewell”) facility in Vansant, VA; Indiana Harbor Coke Company, L.P. (“Indiana Harbor”) facility in East Chicago, IN; Haverhill North Coke Company (“Haverhill”) facility in Franklin Furnace, OH; and Gateway Energy & Coke Company, LLC (“Granite City”) facility in Granite City, IL. The Company has also entered into an agreement with AK Steel under which the Company will build, own and operate a cokemaking facility and associated cogeneration power plant adjacent to AK Steel’s Middletown, OH steelmaking facility (Note 3). In addition to its cokemaking operations, the Company has metallurgical coal mining operations in the eastern United States. The metallurgical coal produced from underground mines in Virginia and West Virginia is used primarily at the Jewell cokemaking facility. In January 2011, the Company acquired Harold Keene Coal Company, Inc. and all of its affiliates (the “HKCC Companies”), which include two active underground mines and one active surface mine and one active highwall mine that are contiguous to the Company’s existing mines for approximately $40 million, exclusive of contingent consideration.

In December 2010, Sunoco, Inc. formed SunCoke Energy, Inc. (“SunCoke Energy”) to ultimately acquire, own, and operate the cokemaking and coal mining operations of Sunoco which constitute the businesses set forth in these combined financial statements. As part of the separation of the cokemaking and coal mining operations from Sunoco, Sunoco expects to contribute to SunCoke Energy the subsidiaries, assets and liabilities that are primarily related to its cokemaking and coal mining businesses. Effective with the closing of an initial public offering of SunCoke Energy’s common stock, the ownership of these businesses will be transferred to SunCoke Energy. This transfer will represent a reorganization of entities under common control and will be recorded at historical cost. Sunoco has also announced its intent to distribute its remaining equity interest in SunCoke Energy after the initial public offering to holders of Sunoco’s common stock through a spin-off at a later date.

A variable interest entity (“VIE”) is a legal entity in which equity investors do not have sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any one of the following three characteristics: (1) the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance; (2) the obligation to absorb the expected losses of the legal entity; or (3) the right to receive the expected residual returns of the legal entity. A company with a variable interest or interests in a VIE is required to consolidate that VIE if it has a controlling financial interest, which will have both of the following characteristics: (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company entered into an agreement in March 1997 with Lakeshore Coal Handling Corporation (“Lakeshore”) which provides coal handling services at the Indiana Harbor cokemaking facility. Under generally accepted accounting principles, it is possible that Lakeshore would be a VIE and that the Company should be considered Lakeshore’s primary beneficiary. However, Lakeshore has declined to provide the Company with the financial information to make this determination. Accordingly, the Company does not include Lakeshore’s

SunCoke

Notes to Combined Financial Statements (continued)

accounts in its combined financial statements as permitted by a transition provision of the VIE accounting guidance. In addition, the Company has no obligations to Lakeshore under the agreement other than the amounts payable for the coal handling services (Note 10). The Company will continue to make efforts to obtain this information.

Basis of Presentation

The accompanying combined financial statements reflect the historical cost-based amounts of the Company and include charges from Sunoco, Inc. and its subsidiaries (collectively, “Sunoco”) for direct costs and allocations of indirect corporate overhead attributable to the operations of the Company. The Company believes that the allocation methods are reasonable, and that the allocations are representative of what the costs would have been on a stand-alone basis. However, because of certain related party relationships and transactions (Note 2), these combined financial statements may not necessarily be indicative of the conditions that would have existed or results of operations that would have occurred if the Company had been a separate and independent company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual amounts could differ from these estimates.

Currency Translation

The functional currency of the Company’s Brazilian operations is the Brazilian real. The Company’s Brazilian operations translate their assets and liabilities into U.S. dollars at the current exchange rates in effect at the end of the fiscal period. The gains or losses that result from this process is shown as cumulative translation adjustments within accumulated other comprehensive income (loss) in the combined balance sheets. The revenue and expense accounts of foreign subsidiaries are translated into U.S. dollars at the average exchange rates that prevailed during the period.

Some transactions of the Company’s Brazilian operations are conducted in currencies different from their functional currency. Gains and losses from these foreign currency transactions are included in income as they occur and were not material to the results of operations during the years ended December 31, 2010, 2009 and 2008.

Revenue Recognition

The Company sells metallurgical coal and coke as well as steam and electricity to third-party customers. Steam is also sold to Sunoco. The Company also receives fees for operating the cokemaking plant in Brazil and for the licensing of its proprietary technology for use at this facility as well as reimbursement of substantially all of its operating costs. Revenues related to the sale of products are recognized when title passes, while service revenues are recognized when services are provided. Licensing fees, which are determined on a per ton basis, are recognized when coke is produced in accordance with the contract terms. Title passage generally occurs when products are shipped or delivered in accordance with the terms of the respective sales agreements. In addition, revenues are not recognized until sales prices are fixed or determinable and collectability is reasonably assured.

As discussed in Note 3, substantially all of the metallurgical coke produced by the Company is sold pursuant to long-term contracts with its customers. The Company evaluates each of its contracts to determine

SunCoke

Notes to Combined Financial Statements (continued)

whether the arrangement contains a lease under the applicable accounting standards. If the specific facts and circumstances indicate that it is remote that parties other than the contracted customer will take more than a minor amount of the coke that will be produced by the property, plant, and equipment during the term of the coke supply agreement, and the price that the customer is paying for the coke is neither contractually fixed per unit nor equal to the current market price per unit at the time of delivery, then the long-term contract is deemed to contain a lease. The lease component of the price of coke represents the rental payment for the use of the property, plant and equipment, and all such payments are accounted for as contingent rentals as they are only earned by the Company when the coke is delivered and title passes to the customer. The total amount of revenue recognized by the Company for these contingent rentals represents less than 10 percent of combined sales and other operating revenues for each of the years ended December 31, 2010, 2009 and 2008.

Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of time deposits and money market investments.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method, except for the cost of coal inventory at Jewell and the Company’s materials and supplies inventory, which are determined using the average-cost method.

The Company utilizes the selling prices under its long-term coke supply contracts (Note 3) to record lower of cost or market inventory adjustments. Through December 31, 2010, the selling price for coke at Jewell was an amount equal to the sum of: (1) the cost of delivered coal to the Haverhill facility multiplied by an adjustment factor; (2) actual transportation costs; (3) an operating cost component indexed for inflation; (4) a fixed-price component; and (5) applicable taxes (except for property and net income taxes). Coke selling prices for Indiana Harbor, Haverhill and Granite City production reflect the pass-through of coal costs and transportation costs. Such prices also include an operating cost and fixed-price component.

Properties, Plants and Equipment

Plants and equipment and capitalized coal mine development costs are depreciated on a straight-line basis over their estimated useful lives. Coke and energy plant, machinery and equipment are depreciated over 25 to 30 years. All depreciation, depletion and amortization is excluded from cost of products sold and operating expenses and presented separately in the combined statements of income. Gains and losses on the disposal or retirement of fixed assets are reflected in income when the assets are sold or retired. Normal repairs and maintenance costs are expensed as incurred. Amounts incurred that extend an asset’s useful life, increase its productivity or add production capacity are capitalized. Direct costs, such as outside labor, materials, internal payroll and benefits costs, incurred during the construction of a new facility are capitalized; indirect costs are not capitalized.

The Company’s coal mining operations lease small parcels of land, mineral rights and coal mining rights. Substantially all of the leases are “life of mine” agreements that extend the Company’s mining rights until all reserves have been recovered. These leases convey mining rights to the Company in exchange for payment of certain royalties and/or fixed fees. The lease and mineral rights are capitalized and amortized to operations as depletion expense using the units-of-production method. Only proven and probable coal reserves are included in the depletion base.

SunCoke

Notes to Combined Financial Statements (continued)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset, or group of assets, are considered to be impaired when the undiscounted estimated net cash flows expected to be generated by the asset, or group of assets, are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset, or group of assets. The Company is currently reviewing the results of an engineering study conducted to evaluate the expected physical life of the coke ovens at its Indiana Harbor cokemaking facility. The Company believes that based on its current estimates of the undiscounted future cash flows associated with its Indiana Harbor operations, the long-lived assets are not impaired.

Investment in Brazilian Cokemaking Operations

SunCoke’s investment in preferred shares of the company that owns the cokemaking facility in Vitória, Brazil that SunCoke operates under licensing and operating agreements is accounted for at cost. Income received by SunCoke from this investment, which is in the form of a dividend, is contingent upon achieving certain minimum production levels at the facility and payment is guaranteed by the parent company of the plant’s owner, which is a lessee of the facility. Accordingly, the Company recognizes income from this investment when certain required production levels have been met and the amount is deemed collectible.

Income Taxes

The Company and certain subsidiaries of Sunoco are included in the consolidated federal and consolidated, combined or unitary state income tax returns filed by Sunoco. However, the provision for income taxes included in the combined statements of income and deferred income tax amounts reflected in the combined balance sheets have been determined on a theoretical separate-return basis. Any current federal and state income tax amounts under a tax-sharing arrangement are settled with Sunoco. Net operating losses and tax credit carryforwards generated on a separate-return basis may be used to offset future taxable income determined on a similar basis. Such benefits are reflected in the Company’s deferred tax assets notwithstanding the fact that such losses and credits may actually have been realized on Sunoco’s consolidated income tax returns. In order to recognize fully the deferred tax asset, the Company must expect to generate sufficient taxable income to utilize its temporary differences and net operating loss and tax credit carryforwards before they would expire on a separate-return basis. The Company records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be realized. The valuation allowance is regularly reviewed for adequacy.

The Company recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest accrued related to unrecognized tax benefits are included in interest cost and penalties accrued related to unrecognized tax benefits are included in income taxes in combined statement of income.

Retirement Benefit Liabilities

The funded status of defined benefit and postretirement benefit plans is fully recognized on the combined balance sheets. It is determined by the difference between the fair value of plan assets and the benefit obligation, with the benefit obligation represented by the projected benefit obligation for defined benefit plans and the accumulated postretirement benefit obligation for postretirement benefit plans. Actuarial gains (losses) and prior service (benefits) costs which have not yet been recognized in net income are recognized as a credit (charge) to

SunCoke

Notes to Combined Financial Statements (continued)

the accumulated other comprehensive loss component of net parent investment. The credit (charge) to net parent investment, which is reflected net of related tax effects, is subsequently recognized in net income when amortized as a component of defined benefit plans and postretirement benefit plans expense. In addition, the credit (charge) may also be recognized in net income as a result of a plan curtailment or settlement.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and depreciated over its remaining estimated useful life. The Company’s asset retirement obligations primarily relate to costs associated with restoring land to its original state.

Shipping and Handling Costs

Shipping and handling costs are included in cost of products sold and operating expenses.

Fair Value Measurements

The Company determines the fair value of its balance sheet items that are required to be measured at fair value on a recurring basis using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, the Company utilizes valuation techniques that maximize the use of observable inputs (levels 1 and 2) and minimize the use of unobservable inputs (level 3) within the fair value hierarchy established by the new guidance. The Company generally applies the “market approach” to determine fair value. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities. Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.

2. Related Party Transactions

The related party transactions with Sunoco and its affiliates are as follows:

Advances from/to Affiliate

Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco, serves as a lender and borrower of funds and a clearinghouse for the settlement of receivables and payables for the Company and Sunoco and its affiliates. Amounts due to Sunoco, Inc. (R&M) for the settlement of payables which include advances to fund capital expenditures amounted to $864.3 and $396.1 million at December 31, 2010 and 2009, respectively. Interest on such advances is based on short-term money market rates. The weighted-average interest rates used to determine interest expense for these amounts due were 1.6, 1.6 and 4.1 percent at December 31, 2010, 2009, and 2008, respectively.

Jewell has a $10.0 million revolving credit agreement with Sunoco, Inc. (R&M) (the “Jewell Revolver”), which expires on March 1, 2012. Borrowings under the Jewell Revolver bear interest at a rate based on the ninety-day commercial paper rate as reported in the Wall Street Journal plus 0.5 percent. There were no borrowings under the Jewell Revolver at December 31, 2010 or 2009.

Jewell is also a party to an agreement with Sunoco, Inc. (R&M) under which Sunoco, Inc. (R&M) finances any deficits of the Jewell cokemaking operations in excess of $10.0 million (the “Deficit Funding Agreement”).

SunCoke

Notes to Combined Financial Statements (continued)

The agreement will expire on June 30, 2015. Borrowings under the Deficit Funding Agreement bear interest at a rate equal to the prime rate plus 1 percent. There were no borrowings under the Deficit Funding Agreement at December 31, 2010 or 2009.

Indiana Harbor has a revolving credit agreement with Sunoco, Inc. (R&M) (the “Indiana Harbor Revolver”), which expires on December 31, 2011. The amount available under the agreement through June 30, 2011 is $30.0 million and from July 1, 2011 through December 31, 2011, the amount available is reduced to $20.0 million. Borrowings under the Indiana Harbor Revolver amounted to $24.2 and $13.1 million at December 31, 2010 and 2009, respectively. The interest rates for advances under the Indiana Harbor Revolver were based on the one-month London Inter-Bank Offered Rate, as quoted by Bloomberg, L.P., plus 1 percent (1.26 and 1.23 percent at December 31, 2010 and 2009, respectively).

Interest income on advances to affiliate generated by the investment of idle funds under the clearinghouse activities described above is included in interest income—affiliate in the combined statements of income and totaled $1.5, $1.8, and $5.1 million in 2010, 2009, and 2008, respectively. Interest paid to affiliates under the above borrowing arrangements is classified as interest cost—affiliate in the combined statements of income and totaled $5.4, $5.7, and $11.2 million in 2010, 2009, and 2008, respectively.

Receivables/Payable from/to Affiliate

During 2002, in connection with an investment in the partnership by a third-party investor, Indiana Harbor loaned $200.0 million of excess cash to The Claymont Investment Company (“Claymont”), a wholly owned subsidiary of Sunoco. The loan is evidenced by a note, which is due January 1, 2032 with interest receivable at a rate of 7.44 percent per annum. Interest income related to the note, which is paid quarterly, is included in interest income—affiliate in the combined statements of income and amounted to $14.9 million in 2010, 2009, and 2008.

In 2000, in connection with an investment in the partnership by a third-party investor, Jewell loaned $89.0 million of excess cash to Claymont. The loan is evidenced by a note, which is due December 31, 2020 with interest receivable at a rate of 8.24 percent per annum. Interest income related to the note, which is paid annually, is included in interest income—affiliate in the combined statements of income and amounted to $7.3 million in 2010, 2009, and 2008.

The Company has a non-interest bearing payable to affiliate totaling $55.8 and $25.0 million at December 31, 2010 and 2009. This intercompany balance represents the difference between the taxes allocated to the Company by Sunoco under a tax-sharing arrangement and the taxes recognized by the Company on a separate-return basis as reflected in the combined financial statements. The intercompany balance is settled with Sunoco when the Company realizes the allocated taxes in its current tax provision as computed under the tax-sharing arrangement.

Net Parent Investment

The net parent investment represents Sunoco’s equity investment in the Company and reflects capital contributions or returns of capital, net income attributable to Sunoco’s ownership and accumulated other comprehensive income (loss) which is all attributable to Sunoco’s ownership.

During 2010, certain entities which are part of SunCoke made noncash distributions comprised of $535.5 million of amounts receivable from Sunoco, Inc. (R&M) as a distribution of prior years’ earnings of such subsidiaries to Sunoco. The receivables, which had been offset against amounts due to Sunoco, Inc. (R&M) in

SunCoke

Notes to Combined Financial Statements (continued)

the combined balance sheet, were established by prior cash deposits to Sunoco, Inc. (R&M) resulting primarily from the subsidiaries’ earnings. This transaction was treated as a noncash increase in advances from affiliate and a decrease in net parent investment. Accordingly, it is not reflected in the combined statement of cash flows for the year ended December 31, 2010.

Sales to Affiliate

The flue gas produced during the Haverhill cokemaking process is being utilized to generate low-cost steam, which is being sold to the adjacent chemical manufacturing complex owned and operated by Sunoco’s Chemicals business. Such steam sales totaled $9.6, $7.8, and $11.0 million in 2010, 2009, and 2008, respectively.

Allocated Expenses

Amounts were allocated from subsidiaries of Sunoco for employee benefit costs of certain executives of the Company as well as for the cost associated with the participation of such executives in Sunoco’s principal management incentive plans. The employee benefit costs were allocated as percentage of the executives’ actual pay while the incentive plan costs represented the actual costs associated to the executives. Indirect corporate overhead attributable to the operations of the Company has also been allocated from Sunoco. These overhead expenses incurred by Sunoco include costs of centralized corporate functions such as legal, accounting, treasury, engineering, information technology, insurance and other corporate services. The allocation methods for these costs include: estimates of the cost and level of support attributable to SunCoke for legal, accounting, treasury and engineering; usage and headcount for information technology; and prior years’ claims information and historical cost of insured assets for insurance. The above allocations are included in cost of products sold and operating expenses and selling, general and administrative expenses in the combined statements of income and totaled $7.1, $6.3, and $3.7 million in 2010, 2009, and 2008 respectively.

Guarantees and Indemnifications

For a discussion of certain guarantees that Sunoco, Inc. is providing to the current third-party investors of the Indiana Harbor cokemaking operations and the former third-party investors of the Jewell cokemaking facility on behalf of the Company, see Note 10 to the combined financial statements.

3. Customer Concentrations

The Company currently sells approximately 3.6 million tons of metallurgical coke per year to its three primary customers in the United States: ArcelorMittal, U.S. Steel, and AK Steel. Substantially all of the production from the Jewell and Indiana Harbor facilities and approximately one half of the production from the Haverhill facility is sold pursuant to long-term contracts with affiliates of ArcelorMittal. The remaining balance of coke sales produced at the Haverhill facility, which commenced operations in 2008 and became fully operational in 2009, were initially sold to affiliates of OAO Severstal and then to AK Steel under long-term contracts. All coke sales from the Granite City cokemaking facility, which commenced operations in the fourth quarter of 2009, are made pursuant to a long-term contract with U.S. Steel. In addition, the licensing and operating fees, as well as preferred dividends pertaining to the Brazilian cokemaking operations, are payable to the Company under long-term contracts with a Brazilian subsidiary of ArcelorMittal.

The Company generally does not require any collateral with respect to its accounts receivable. At December 31, 2010, the Company’s accounts receivable balances were primarily due from ArcelorMittal, U.S. Steel and AK Steel.

SunCoke

Notes to Combined Financial Statements (continued)

The Company is also supplying ArcelorMittal with substantially all of the coke production from the Jewell operations. Under the coke sales agreement, the Company is required to provide ArcelorMittal with up to 710 thousand tons of coke annually. Prior to the restructuring of this contract (see below), the term of that agreement ran through September 2020 (concurrent with the term of the Haverhill agreement with ArcelorMittal). Under the agreement, coke was being supplied on a take-or-pay basis through October 2012, and thereafter was to be adjusted annually and based upon the projected annual coke requirements of ArcelorMittal above certain fixed thresholds.

Production from the Indiana Harbor facility is sold and delivered principally to ArcelorMittal’s Indiana Harbor Works steel plant, which is adjacent to the Indiana Harbor cokemaking facility. The coke sales agreement requires the Company to provide ArcelorMittal with 1.22 million tons of coke annually on a take-or-pay basis.

The Company is supplying approximately 550 thousand tons per year of coke from its Haverhill plant to affiliates of ArcelorMittal. Prior to the restructuring of this contract (see below), coke was being supplied to affiliates of ArcelorMittal on a take-or-pay basis through September 2012, and thereafter was to be adjusted annually and based upon the projected annual coke requirements of ArcelorMittal above certain fixed thresholds through October 2020. The coke price under the coke agreement at Haverhill with affiliates of ArcelorMittal reflects the pass through of coal and transportation costs, all applicable taxes (excluding property and income taxes), and coke transportation costs, as well as an operating cost component and fixed cost component. ArcelorMittal is entitled to receive under the Haverhill agreement, as a credit to the price of coke, an amount representing a percentage of the realized value of certain applicable nonconventional fuels tax credits, to the extent such credits are available.

Beginning in July 2009, ArcelorMittal initiated legal proceedings challenging the prices charged to ArcelorMittal under the Jewell coke purchase agreement. In August 2010, ArcelorMittal presented the Company with additional bases for challenging the prices charged for coke produced at the Jewell facility as well as its Haverhill facility and also presented its notice of intent to arbitrate outstanding issues relating to the Indiana Harbor facility, including, among other things, the prices charged for coke produced at that facility. The Company and ArcelorMittal participated in court ordered mediation in January 2011 which resulted in a commercial resolution of the litigation. The parties agreed to amend the Jewell and Haverhill coke supply agreements effective January 1, 2011 to eliminate the fixed coal cost adjustment factor in the Jewell agreement and increase the operating cost and fixed fee components payable to the Company under both agreements. The parties also agreed that the take-or-pay provisions of these coke sales agreements would remain in effect through the end of the terms of these agreements in December 2020. This extension provides the Company a guaranteed outlet for this coke production through 2020. If the amendments to the Jewell and Haverhill agreements had been in place during 2010, the Company’s pretax income would have been reduced by approximately $60 million (unaudited). In February 2011, ArcelorMittal and the Company also entered into a settlement agreement to resolve the Indiana Harbor arbitration claims. The Indiana Harbor settlement will not significantly impact the Company’s future income.

The Company is the operator of a cokemaking facility in Vitória, Brazil and has preferred stock investment of $41.0 million in the project company that owns the Vitória facility. The Company is the sole subscriber of preferred shares. The project company is a VIE for which the Company is not the primary beneficiary. As such, the Company does not include the project company’s accounts in its combined financial statements. Originally, under a series of agreements with the local project company, in which ArcelorMittal Brasil (“AMB”) is the major shareholder, AMB agreed to purchase all of the coke and steam produced at the cokemaking facility under a long-term tolling agreement and the Company agreed to operate the cokemaking facility through 2023 and receive fees for operating the plant as well as for the licensing of the Company’s proprietary technology. The Company is also entitled to a $9.5 million annual dividend for its preferred stock investment until 2023. Receipt

SunCoke

Notes to Combined Financial Statements (continued)

of the dividend generally requires that certain minimum production levels are achieved at the facility. Dividend income of $9.5 million was recognized in the second quarter of 2009 when it was determined that amounts attributable to 2008 were realizable. An additional dividend of $9.5 million was recognized in the fourth quarters of 2010 and 2009. There was no dividend income recognized in 2008. These amounts are included in other income, net, in the combined statements of income. In addition, AMB and the Company have a call and put option, respectively, on the Company’s investment in the project company, which can be exercised in 2024. The option price is $41.0 million, the amount of SunCoke’s investment, plus any unpaid dividends and related interest. In the fourth quarter of 2009, the commercial and investment structure was modified to allow the local project company to lease the coke facility to AMB rather than enter into a long-term tolling agreement for coke. As part of this restructuring, the long-term operating agreement with the Company was assigned and restated with AMB and AMB has guaranteed the dividend payable by the local project company to SunCoke.

Coke sales to ArcelorMittal and licensing and operating fees from AMB, in total, accounted for 69, 84 and 92 percent, for the years ended December 31, 2010, 2009 and 2008, respectively, of the Company’s total revenues.

In February 2008, the Company entered into an agreement with U.S. Steel under which the Company would build, own and operate a 650 thousand tons-per-year cokemaking facility adjacent to U.S. Steel’s steelmaking facility in Granite City, IL. Construction of this facility was completed in the fourth quarter of 2009. In connection with this agreement, U.S. Steel has agreed to purchase, over a 15-year period, such coke production as well as the steam generated from the heat recovery cokemaking process at this facility.

In connection with the expansion of the Haverhill facility, the Company entered into coke purchase agreements with affiliates of OAO Severstal. Under these coke sales agreements, the affiliates of OAO Severstal agreed to purchase on a take-or-pay basis, over a 15-year period, 550 thousand tons per year from the facility. In August 2009, the Company entered into a 12-year coke sales agreement and companion energy sales agreement with AK Steel, which replaced the take-or-pay contract with the affiliates of OAO Severstal effective September 1, 2009 and January 1, 2010, respectively. Under the new agreement, AK Steel had a limited purchase obligation of 13.5 thousand tons of coke for 2009, and beginning January 1, 2010, AK Steel is required to purchase all 550 thousand tons of coke per year from this facility. In addition, under the energy sales agreement, AK Steel began purchasing 50 percent of the electricity produced at the associated cogeneration power plant in May 2010. These contracts are subject to early termination by AK Steel after November 2014 under limited circumstances provided AK Steel has given at least two years notice of its intention to terminate and certain other conditions are met.

In March 2008, the Company entered into an agreement with AK Steel under which the Company will build, own and operate a cokemaking facility and associated cogeneration power plant adjacent to AK Steel’s Middletown, OH steelmaking facility. The Company has obtained the necessary permits to build and operate the plant, although some of them have been appealed. Management believes that any risks have been sufficiently mitigated and construction of the facility is proceeding. These facilities are expected to cost in aggregate approximately $410 million and be completed in the fourth quarter of 2011. The plant is expected to produce approximately 550 thousand tons of coke per year and, on average, 44 megawatts of power per hour. In connection with this agreement, AK Steel has agreed to purchase, over a 20-year period, all of the coke and available electrical power from these facilities. Expenditures through December 31, 2010 for the construction of this facility totaled $242.2 million.

SunCoke

Notes to Combined Financial Statements (continued)

4. Income Taxes

The components of income tax expense are as follows:

	Years Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Income taxes currently payable (receivable):
U.S. federal	$23,660	$(10,263)	$11,565
State	5,220	13,003	9,487
Foreign	2,636	2,818	2,461

	31,516	5,558	23,513

Deferred tax (benefit):
U.S. federal	14,780	15,056	15,557
State	646	118	(939)

	15,426	15,174	14,618

	$46,942	$20,732	$38,131

The reconciliation of the income tax expense at the U.S. statutory rate to the income tax expense is as follows:

	Years Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Income tax expense at U.S. statutory rate of 35 percent	$67,637	$81,189	$59,872
Increase (reduction) in income taxes resulting from:
Income attributable to noncontrolling interests(1)	(2,487)	(7,543)	(6,660)
Nonconventional fuel credit	(19,044)	(19,299)	(15,727)
Gasification investment tax credit(2)	—	(40,663)	—
State and other income taxes, net of federal income tax effects	3,813	8,529	5,556
Percentage depletion	—	(517)	(1,192)
Manufacturers’ deduction	(2,834)	—	(2,574)
Other	(143)	(964)	(1,144)

	$46,942	$20,732	$38,131

(1)	No income tax expense is reflected in the combined statements of income for partnership income attributable to noncontrolling interests.
(2)	Recognized under the flow-through method of accounting for investment tax credits.

During 2010, the Company recognized a current year deferred tax benefit of $19.0 million attributable to a nonconventional fuel tax credit carryforward and utilized nonconventional fuel tax credit carryforwards generated from 2004 through 2006 of $9.8 million. During 2009, the Company recognized tax credit carryforward benefits of $60.0 million attributable to the nonconventional fuel credit and the gasification investment tax credit.

SunCoke

Notes to Combined Financial Statements (continued)

The tax effects of temporary differences that comprise the net deferred income tax liability are as follows:

	December 31
	2010	2009
	(Dollars in thousands)
Deferred tax assets:
Retirement benefit liabilities	$17,654	$32,285
Black lung benefit liabilities	10,068	9,071
Nonconventional fuel credit carryforward(1)	73,242	63,997
Gasification investment tax credit carryforward(1)	40,663	40,663
Federal tax credit carryforward(2)	2,694	4,877
Foreign tax credit carryforward	—	3,831
State tax credit carryforward, net of federal income tax effects	4,857	3,774
State net operating loss carryforward, net of federal income tax effects	—	2,034
Other liabilities not yet deductible	11,622	10,996
Other	1,006	1,024

	161,806	172,552

Deferred tax liabilities:
Properties, plants and equipment	(245,375)	(218,193)
Investment in partnerships	(1,221)	(9,937)

	(246,596)	(228,130)

Net deferred income tax liability	$(84,790)	$(55,578)

(1)

Nonconventional fuel credit and gasification investment tax credit carryforwards would expire on a separate-return basis from 2026 through 2030. These credits have already been or are expected to be utilized by Sunoco on its consolidated income tax return.

(2)	The federal tax credit carryforward represents an alternative minimum tax (AMT) credit carryforward. This credit has already been utilized by Sunoco on its consolidated income tax return.

The net deferred income tax liability is classified in the combined balance sheets as follows:

	December 31
	2010	2009
	(Dollars in thousands)
Current asset	$1,140	$—
Current liability	—	(534)
Noncurrent liability	(85,930)	(55,044)

	$(84,790)	$(55,578)

Cash payments (refunds), including settlements, for income taxes as required under the tax-sharing arrangement with Sunoco amounted to $32.4, $(6.1), and $25.2 million in 2010, 2009, and 2008, respectively.

Sunoco’s consolidated federal income tax returns which include SunCoke have been examined by the Internal Revenue Service for all years through 2006. State and foreign income tax returns are generally subject to examination for a period of three to five years after the filing of the respective returns. The state impact of any amended federal returns remains subject to examination by various states for a period of up to one year after formal notification of such amendments to the states. There are no outstanding controversies applicable to

SunCoke

Notes to Combined Financial Statements (continued)

SunCoke which would require recognition of a liability for unrecognized tax benefits at December 31, 2010 and the Company has recorded no liabilities for unrecognized tax benefits, interest or penalties during the years ended December 31, 2010, 2009 and 2008. The Company does not expect that any unrecognized tax benefits pertaining to income tax matters will be required in the next twelve months.

5. Inventories

The Company’s inventory consists of metallurgical coal, which is the principal raw material for the Company’s cokemaking operations, and coke, which is the finished good sold by the Company to its customers, and materials, supplies and other.

These components of inventories were as follows:

	December 31
	2010	2009
	(Dollars in thousands)
Coal	$68,659	$63,478
Coke	13,152	23,814
Materials, supplies and other	24,799	19,287

	$106,610	$106,579

6. Properties, Plants and Equipment, Net

The components of net properties, plants and equipment were as follows:

	December 31
	2010(1)	2009
	(Dollars in thousands)
Coke and energy plant, machinery and equipment	$1,037,046	$1,024,220
Mining plant, machinery and equipment	120,205	107,213
Land and land improvements	56,588	52,492
Lease and mineral rights	12,642	12,458
Construction-in-progress	263,114	84,868
Other	27,186	22,761

Gross investment, at cost	1,516,781	1,304,012
Less: Accumulated depreciation, depletion and amortization	(336,573)	(291,241)

Total properties, plants and equipment, net	$1,180,208	$1,012,771

(1)

Includes assets, consisting mainly of coke and energy plant, machinery and equipment, with a gross investment totaling $544.8 million and accumulated depreciation of $118.4 million at December 31, 2010 which are subject to long-term contracts to sell metallurgical coke and are deemed to contain operating leases.

7. Asset Retirement Obligations

The Company’s asset retirement obligations arise from the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company also has asset retirement obligations related to the remediation of certain contractual obligations including the retirement and removal of long-lived assets from certain properties. We do not have any unrecorded asset retirement obligations.

SunCoke

Notes to Combined Financial Statements (continued)

The following table provides a reconciliation of changes in the asset retirement obligation during each period:

Balance at January 1, 2009	$6,380
Liabilities incurred(1)	3,964
Liabilities settled	(401)
Accretion expense(2)	399
Revisions in estimated cash flows	(46)

Balance at December 31, 2009	$10,296

Liabilities incurred	—
Liabilities settled	(43)
Accretion expense(2)	695
Revisions in estimated cash flows	66

Balance at December 31, 2010	$11,014

(1) Includes $3.7 million associated with the Granite City cokemaking facility placed into service in 2009.

(2) Included in cost of products sold and operating expenses.

8. Retirement Benefits Plans

Defined Benefit Pension Plan and Postretirement Health Care and Life Insurance Plans

The Company has a noncontributory defined benefit pension plan (“defined benefit plan”), which provides retirement benefits for certain of its employees. The Company also has plans which provide health care and life insurance benefits for all of its retirees (“postretirement benefit plans”). The postretirement benefit plans are unfunded and the costs are borne by the Company.

Effective January 1, 2011, pension benefits under the Company’s defined benefit plan will be frozen for all participants in this plan. The Company also amended its postretirement benefit plans during the first quarter of 2010. Postretirement medical benefits for its future retirees will be phased out or eliminated, effective January 1, 2011, for non-mining employees with less than ten years of service and employer costs for all those still eligible for such benefits will be capped. As a result of these changes to its postretirement benefit plans, the Company’s postretirement benefit liability declined $36.7 million. Most of the benefit of this liability reduction will be amortized into income through 2016. The Company’s pension plan assets are currently invested in a trust with the assets of other pension plans of Sunoco.

Defined benefit plan expense (benefit) consisted of the following components:

	Years Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Service cost	$499	$458	$347
Interest cost on benefit obligations	1,596	1,635	1,650
Expected return on plan assets	(2,203)	(1,683)	(2,571)
Amortization of:
Actuarial losses Prior service cost	655 —	866 —	— 40

	$547	$1,276	$(534)

SunCoke

Notes to Combined Financial Statements (continued)

Postretirement benefit plans expense consisted of the following components:

	Years Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Service cost	$707	$1,570	$1,333
Interest cost on benefit obligations	3,091	4,700	4,661
Amortization of:
Actuarial losses Prior service benefit	2,057 (4,752)	1,290 (1,555)	1,332 (1,555)

	1,103	6,005	5,771
Curtailment gain	(724)	—	—

	$379	$6,005	$5,771

Amortization of actuarial losses for 2011 is estimated at $0.6 million for the defined benefit plan. Amortization of actuarial losses and prior service benefit for 2011 is estimated to be $1.4 and $(5.6) million, respectively, for postretirement benefit plans.

Defined benefit plan and postretirement benefit plans expense (benefit) is determined using actuarial assumptions as of the beginning of the year or using weighted-average assumptions when curtailments, settlements, and/or other events require a plan remeasurement. The following assumptions were used to determine defined benefit plan and postretirement benefit plans expense (benefit):

	Defined Benefit Plan			Postretirement Benefit Plans
	2010	2009	2008	2010	2009	2008
Discount Rate	5.60%	6.00%	6.20%	5.30%	6.05%	6.30%
Long-term expected rate of return on plan assets	8.25%	8.25%	8.25%	—	—	—

The long-term expected rate of return on plan assets was estimated based on a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and fixed income securities.

The following amounts were recognized as components of other comprehensive income (loss) for the years ended December 31, 2010, 2009, and 2008:

	Defined Benefit Plan			Postretirement Benefit Plans
	2010	2009	2008	2010	2009	2008
	(Dollars in thousands)
Reclassifications to earnings of:
Actuarial loss amortization	$655	$866	$—	$1,873	$1,290	$1,332
Prior service cost (benefit) amortization	—	—	40	(5,292)	(1,555)	(1,555)
Retirement benefit plan funded status adjustments:
Actuarial gains (losses)	238	2,188	(11,430)	7,432	(6,564)	2,577
Prior service benefit	—	—	—	31,273	—	—

	$893	$3,054	$(11,390)	35,286	$(6,829)	$2,354

SunCoke

Notes to Combined Financial Statements (continued)

The following tables set forth the components of the changes in benefit obligations and fair value of plan assets during 2010 and 2009 as well as the funded status at December 31, 2010 and 2009:

	Defined Benefit Plan		Postretirement Benefit Plans
	2010	2009	2010	2009
	(Dollars in thousands)
Benefit obligations at beginning of year(1)	$29,037	$27,851	$85,161	$75,999
Service cost	499	458	707	1,570
Interest cost	1,596	1,635	3,091	4,700
Actuarial losses (gains)	1,778	1,029	(5,603)	6,564
Plan Amendments	—	—	(31,273)	—
Curtailments	—	—	(1,829)	—
Benefits paid	(1,966)	(1,936)	(3,415)	(3,672)

Benefit obligations at end of year(1)	$30,944	$29,037	$46,839	$85,161

Fair value of plan assets at beginning of year2)	$24,645	$21,381
Actual income (loss) on plan assets	4,219	4,900
Employer contribution	3,491	300
Benefits paid from plan assets	(1,966)	(1,936)

Fair value of plan assets at end of year(2)	$30,389	$24,645

Funded status at end of year(3)	$(555)	$(4,392)	$(46,839)	$(85,161)

(1)

Represents both the accumulated benefit obligation and the projected benefit obligation for the defined benefit plan and the accumulated postretirement benefit obligations (“APBO”) for the postretirement benefit plans.

(2)	There are no plan assets invested in Sunoco, Inc. common stock at December 31, 2009 (see below).
(3)

Represents retirement benefit liabilities (including current portion) in the combined balance sheets. The current portion of retirement liabilities, which totaled $4.6 million at December 31, 2010 and 2009, is classified in accrued liabilities in the combined balance sheets.

In 2010, the Company contributed $3.5 million to its defined benefit plan consisting of $1.0 million in cash and approximately 99 thousand shares of Sunoco common stock which was purchased from Sunoco. It is expected that the Sunoco common stock contributed to the plans will be liquidated over a period of approximately two years by an independent investment manager and reinvested in accordance with the targeted investment allocation of the plans.

The following table sets forth the cumulative amounts not yet recognized in net income at December 31, 2010 and 2009:

	Defined Benefit Plan		Postretirement Benefit Plans
	2010	2009	2010	2009
	(Dollars in thousands)
Cumulative amounts not yet recognized in net income:
Actuarial losses	$10,168	$11,061	$16,026	$25,331
Prior service benefits	—	—	(29,576)	(3,595)

Accumulated other comprehensive (income) loss (before related tax benefit)	$10,168	$11,061	$(13,550)	$21,736

SunCoke

Notes to Combined Financial Statements (continued)

The following table sets forth the plan assets in the funded defined benefit plan measured at fair value, by input level, at December 31, 2010 and 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
	2010	2009	2010	2009	2010	2009	2010	2009
	(Dollars in thousands)
Equity securities:
Sunoco, Inc. common stock	$1,978	$—	$—	$—	$—	$—	$1,978	$—
Domestic	2,404	2,082	—	52	—	—	2,404	2,134
International	161	158	—	—	—	—	161	158
Fixed income securities:
Government and Federal-sponsored agency obligations	2,043	2,333	—	—	—	—	2,043	2,333
Corporate and other debt	—	—	7,594	3,939	—	—	7,594	3,939
Mutual and collective trust funds:
Equity securities:
Domestic	1,193	1,213	4,509	4,732	—	—	5,702	5,945
International	1,442	1,255	3,997	3,658	—	—	5,439	4,913
Fixed income securities:
Government and Federal-sponsored agency obligations	—	—	—	1,408	—	—	—	1,408
Corporate and other debt instruments	—	—	1,816	1,082	—	—	1,816	1,082
Private equity investments	—	—	—	—	2,304	1,687	2,304	1,687
Cash and cash equivalents(1)	948	1,046	—	—	—	—	948	1,046

	$10,169	$8,087	$17,916	$14,871	$2,304	$1,687	$30,389	$24,645

(1)	Substantially all of these funds are held in connection with fixed income investment strategies

The following table sets forth the change in fair value for plan assets measured using significant unobservable inputs (level 3):

	2010	2009
	(Dollars in thousands)
Balance at the beginning of the year	$1,687	$1,783
Actual loss on plan assets:
Assets held at end of year	382	(214)
Assets sold during the year	—	—
Purchases and sales, net	235	118

Balance at the end of the year	$2,304	$1,687

Investments in equity and fixed income securities that are publicly traded are valued at the closing market prices on the last business day of the year. Other equity and fixed income securities are generally valued using

SunCoke

Notes to Combined Financial Statements (continued)

other observable inputs to estimate fair value on the last business day of the year. Investments in mutual funds and collective trust funds are primarily based on the closing market price of the assets held in the funds on the last business day of the year.

The asset allocations attributable to the defined benefit plan at December 31, 2010 and 2009 and the target allocation of plan assets for 2011 (excluding the Sunoco common stock contributed in early 2010), by asset category, are as follows (in percentages):

		December 31
	2011 Target	2010	2009
Asset category:
Equity securities	50%	52%	53%
Fixed income securities(1)	45	41	40
Private equity investments	5	7	7

Total	100%	100%	100%

(1)	Includes cash and cash equivalents which are held to manage duration in connection with fixed income investment strategies.

The investment strategy of the Company’s defined benefit plan is to achieve consistent positive returns, after adjusting for inflation, and to maximize long-term total return within prudent levels of risk through a combination of income and capital appreciation. During 2009, a shift in the targeted investment mix was approved which is resulting in a reallocation of 10 percent of plan assets from equity securities to fixed income securities. In addition, the duration of the fixed income portfolio will be increased to better match the duration of the plan obligations. The objective of this strategy change is to reduce the volatility of investment returns, funded status of the plan and required contributions.

The expected benefit payments through 2020 for the defined benefit plan and postretirement benefit plans are as follows:

	Defined Benefit Plan	Postretirement Benefit Plans(1)
	(Dollars in thousands)
Year ending December 31:
2011	$2,173	$4,748
2012	$2,172	$4,926
2013	$2,171	$5,186
2014	$2,185	$4,928
2015	$2,190	$4,580
2016 through 2020	$10,839	$18,786

(1)	Net of premiums paid by participants and before total expected reimbursements of $2.4 million from 2011 through 2020 under the Medicare Prescription Drug Act of 2003.

The measurement date for the Company’s defined benefit plan and postretirement benefit plans is December 31. The following discount rates were used at December 31, 2010 and 2009 to determine benefit obligations for the plans (in percentages):

	Defined Benefit Plan		Postretirement Benefit Plans
	2010	2009	2010	2009
Discount rate	5.00%	5.60%	4.60%	5.75%

SunCoke

Notes to Combined Financial Statements (continued)

The health care cost trend assumption used at December 31, 2010 to compute the APBO for the postretirement benefit plans was an increase of 7.75 percent (8.25 percent at December 31, 2009), which is assumed to decline gradually to 5.00 percent in 2017 and to remain at that level thereafter. A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 2010:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(Dollars in thousands)
Effect on total of service and interest cost components of postretirement benefits expense	$13	$(13)
Effect on APBO	$152	$(153)

Defined Contribution Plans

The Company has defined contribution plans which provide retirement benefits for certain of its employees. The Company’s contributions, which are principally based on the Company’s pretax income and the aggregate compensation levels of participating employees and are charged against income as incurred, amounted to $1.8, $2.1, and $3.1 million in 2010, 2009, and 2008, respectively.

9. Black Lung Benefit Obligations

The Company is responsible for making pneumoconiosis (“black lung”) benefit payments to certain of its employees and former employees (and their dependents). Such payments are for claims under Title IV of the Federal Coal Mine Health and Safety Act of 1969 and subsequent amendments, as well as for black lung benefits provided in the states of Virginia, Kentucky and West Virginia pursuant to workers’ compensation legislation. The Company acts as a self-insurer for both state and federal black lung benefits and adjusts the Company’s accrual each year based upon actuarial calculations of the Company’s expected future payments for these benefits. For the years ended December 31, 2010, 2009 and 2008, the discount rate used to calculate the period end liability was 5.00, 6.00 and 6.20 percent, respectively. The estimated liability recognized in the Company’s financial statements at December 31, 2010 and 2009 was $26.6 and $24.1 million, respectively. Charges against income for black lung benefits amounted to $4.8, $0.7, and $3.1 million during 2010, 2009, and 2008, respectively.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “Act”) were signed into law. The Act, among other things, amended previous legislation pertaining to black lung benefits available to certain of the Company’s current and former employees and their surviving spouses. The estimated impact of the Act has been recognized in the Company’s financial statements at December 31, 2010. The Company has considered the impact of the Act, and while trend rates are not yet available, the population of potentially affected individuals is such that any incremental liability would be immaterial.

SunCoke

Notes to Combined Financial Statements (continued)

10. Commitments and Contingent Liabilities

The Company, as lessee, has noncancelable operating leases for land, office space, equipment and railcars. Total rental expense for 2010, 2009, and 2008 amounted to $4.6, $3.9 and $2.7 million, respectively. The aggregate amount of future minimum annual rentals applicable to noncancelable operating leases is as follows:

Year ending December 31:	(Dollars in thousands)
2011	$1,702
2012	2,171
2013	2,168
2014	2,162
2015	1,925
Thereafter	3,344

Total	$13,472

As discussed in Note 1, the Company has an agreement with Lakeshore which provides coal handling services. The fixed and determinable amounts of the Company’s obligation under this agreement are as follows:

Year ending December 31:	(Dollars in thousands)
2011	$4,699
2012	4,699
2013	2,350

Total	11,748
Less: Amount representing interest	(1,132)

Total at present value	$10,616

Payments under this agreement, including variable components, totaled $10.0, $10.8 and $11.1 million in 2010, 2009, and 2008, respectively.

The Company is subject to indemnity agreements with third-party investors (including a former investor in the Jewell cokemaking operations) for certain tax benefits that were available to them during the preferential return period in the event the Internal Revenue Service (“IRS”) disallows the tax deductions and benefits allocated to the third parties. These tax indemnifications are in effect until the applicable tax returns are no longer subject to IRS review. Although the Company believes the possibility is remote that it will be required to do so, at December 31, 2010, the maximum potential payment under these tax indemnifications would have been approximately $20.0 million. Sunoco, Inc. also guarantees SunCoke’s performance under the indemnification to the third-party investors.

The Company is a party to certain other pending and threatened claims. Although the ultimate outcome of these claims cannot be ascertained at this time, it is reasonably possible that some portion of these claims could be resolved unfavorably to the Company. Management of the Company believes that any liability which may arise from claims would not be material in relation to the combined financial position, results of operations or cash flows of the Company at December 31, 2010.

SunCoke

Notes to Combined Financial Statements (continued)

11. Accumulated Other Comprehensive Income (Loss)

The following table sets forth the components of accumulated other comprehensive income (loss) in net parent investment (net of related income taxes) at December 31, 2010 and 2009, respectively:

	December 31
	(Dollars in thousands)
	2010	2009
Retirement benefits plans	$2,253	$(20,103)
Foreign currency translation adjustment	1,166	718

	$3,419	$(19,385)

12. Noncontrolling Interests

On February 19, 1998, the Company transferred an interest in its Indiana Harbor cokemaking operations to a third-party investor for $200.0 million in cash. On July 30, 2002, the Company transferred an additional interest in Indiana Harbor for $200.0 million and sold a portion of its interest in Indiana Harbor for $15.0 million in cash to another third-party investor. The Company did not recognize any gain at the dates of these transactions because the third-party investors were entitled to a preferential return on their investments. The returns of the investors were equal to 98 percent of the cash flows and tax benefits from such cokemaking operations during the preferential return period, which continued until the fourth quarter of 2007 (at which time both investors had recovered their investment and achieved a cumulative annual after-tax return of approximately 10 percent). Those investors are entitled to a noncontrolling interest amounting to 34 percent of the partnership’s net income through 2016, at which time the noncontrolling interest percentage declines to 20 percent and will subsequently drop to 10 percent by 2038.

13. Fair Value Measurements

The Company’s cash equivalents, which amounted to $37.8 million at December 31, 2010 were measured at fair value based on quoted prices in active markets for identical assets (level 1). The Company had no cash equivalents at December 31, 2009. No other assets or liabilities were measured at fair value in the Company’s combined balance sheet at December 31, 2010 and 2009.

The Company’s current assets (other than inventories) and current liabilities (other than the current portion of retirement benefit liabilities and deferred income taxes) are financial instruments and most of these items are recorded at cost in the combined balance sheets. The estimated fair value of these financial instruments approximates their carrying amounts. The estimated fair value of the receivables from affiliate was $338.4 and $307.6 million, at December 31, 2010 and 2009, respectively. The carrying amount of these receivables was $289.0 million on each of these dates. The fair value of these receivables from affiliate was estimated based upon the market interest rates applicable to Sunoco at the respective balance sheet dates for similar terms.

14. Business Segment Information

SunCoke is an independent owner and operator of four metallurgical cokemaking facilities in the eastern and midwestern regions of the United States and operator of a cokemaking facility for a project company in Brazil in which it has a preferred stock investment. In addition to its cokemaking operations, the Company has metallurgical coal mining operations in the eastern United States. The Company’s cokemaking operations are reported as three segments: Jewell Coke, Other Domestic Coke and International Coke. The Jewell Coke segment consists of the operations of the Company’s cokemaking facilities in Vansant, VA. The Indiana Harbor

SunCoke

Notes to Combined Financial Statements (continued)

cokemaking facility located in East Chicago, IL, the Haverhill cokemaking facility, located in Franklin Furnace, OH, and the Granite City cokemaking facility, located in Granite City, IL have been aggregated into the Other Domestic Coke segment. Each of these facilities produces metallurgical coke and recovers waste heat which is converted to steam or electricity through a similar production process. The coke production for these facilities is sold directly to integrated steel producers under contracts which provide for the pass-through of coal costs subject to contractual coal-to-coke yields plus an operating cost component and fixed fee component received for each ton of coke sold. Accordingly, SunCoke management believes that the facilities in the Other Domestic Coke segment have similar long-term economic characteristics. The International Coke segment operates a cokemaking facility located in Vitória, Brazil for a project company. The International Coke segment also earns income from a dividend on its preferred stock investment assuming that certain minimum production levels are achieved at the plant.

The Company’s Coal Mining segment conducts coal mining operations near the Company’s Jewell cokemaking facility, centered in Vansant, VA with mines located in Virginia and West Virginia. Currently, a substantial portion of the coal production is sold to the Jewell Coke segment for conversion into metallurgical coke. Some coal is also sold to the Other Domestic Coke facilities. There are limited third-party sales at this time. Intersegment coal revenues for sales to the Jewell Coke and Other Domestic Coke segments are based on the prices that the coke customers of the Other Domestic Coke segment have agreed to pay for the internally produced coal, which approximate the market prices for this quality of metallurgical coal. In January 2011, the Company acquired the HKCC Companies which include two active underground mines and one active surface mine and one active highwall mine that are contiguous to the Company’s existing mines (Note 1).

SunCoke

Notes to Combined Financial Statements (continued)

Overhead expenses that can be identified with a segment have been included as deductions in determining segment income. The remainder is included in Corporate and Other. Net financing income, which consists principally of interest income, interest expense and interest capitalized, is also excluded from segment results. Identifiable assets are those assets that are utilized within a specific segment.

	Year Ended December 31, 2010
	(Dollars in thousands)
	Jewell Coke	Other Domestic Coke	International Coke	Coal Mining	Corporate and Other		Combined
Sales and other operating revenue	$298,020	$979,542	$38,411	$574	$—		$1,316,547

Intersegment sales	$5,784	$—	$—	$132,278	$—		$—

Operating income (loss)	$147,082	$38,639	$14,856	$(11,291)	$(15,026)		$174,260
Less: operating income attributable to noncontrolling interest	—	(3,027)	—	—	—		(3,027)

Operating income (loss) attributable to net parent investment	$147,082	$35,612	$14,856	$(11,291)	$(15,026)		171,233

Net financing income attributable to net parent investment							14,908	(1)

Pretax income attributable to net parent investment							186,141
Income tax expense							46,942

Net income attributable to net parent investment							$139,199

Depreciation, depletion and amortization	$4,395	$35,041	$124	$7,712	$885		$48,157

Capital expenditures	$1,824	$23,036	$851	$18,385	$171,561	(2)	$215,657

Identifiable assets	$80,931	$962,582	$59,740	$76,677	$538,536	(3)	$1,718,466

(1)	After deducting $4.1 million of income attributable to noncontrolling interests.
(2)	Includes $169.7 million attributable to the Middletown facility.
(3)	Includes receivables from affiliate totaling $289.0 million and Middletown facility construction-in-progress totaling $242.2 million.

SunCoke

Notes to Combined Financial Statements (continued)

	Year Ended December 31, 2009
	(Dollars in thousands)
	Jewell Coke	Other Domestic Coke	International Coke		Coal Mining	Corporate and Other		Combined
Sales and other operating revenue	$324,630	$755,946	$40,442		$2,998	$—		$1,124,016

Intersegment sales	$—	$—	$—		$119,505	$—		$—

Operating income (loss)	$177,803	$14,845	$23,198	(1)	$5,247	$(9,465)		$211,628
Less: operating income attributable to noncontrolling interest	—	(17,327)	—		—	—		(17,327)

Operating income (loss) attributable to net parent investment	$177,803	$(2,482)	$23,198		$5,247	$(9,465)		194,301

Net financing income attributable to net parent investment								16,115	(2)

Pretax income attributable to net parent investment								210,416
Income tax expense								20,732

Net income attributable to net parent investment								$189,684

Depreciation, depletion and amortization	$4,508	$21,543	$84		$5,789	$399		$32,323

Capital expenditures	$1,235	$170,260	$125		$17,579	$25,995	(3)	215,194

Identifiable assets	$82,662	$972,059	$59,178		$67,566	$365,221	(4)	$1,546,686

(1)	Includes dividend income of $19.0 million attributable to 2008 and 2009 operations.
(2)	After deducting $4.2 million of income attributable to noncontrolling interests.
(3)	Includes $25.4 million attributable to the Middletown facility.
(4)	Includes receivables from affiliate totaling $289.0 million and Middletown facility construction-in-progress totaling $72.5 million.

SunCoke

Notes to Combined Financial Statements (continued)

	Year Ended December 31, 2008
	(Dollars in thousands)
	Jewell Coke	Other Domestic Coke	International Coke	Coal Mining	Corporate and Other		Combined
Sales and other operating revenue	$250,394	$523,883	$58,388	$6,271	$—		$838,936

Intersegment sales	$—	$—	$—	$107,658	$—		$—

Operating income (loss)	$114,145	$35,095	$5,299	$9,612	$(13,469)		$150,682
Less: operating income attributable to noncontrolling interest	—	(14,722)	—	—	—		(14,722)

Operating income (loss) attributable to net parent investment	$114,145	$20,373	$5,299	$9,612	$(13,469)		135,960

Net financing income attributable to net parent investment							16,075	(1)

Pretax income attributable to net parent investment							152,035
Income tax expense							38,131

Net income attributable to net parent investment							$113,904

Depreciation, depletion and amortization	$4,782	$15,031	$75	$4,372	$294		$24,554

Capital expenditures	$1,085	$245,934	$37	$9,617	$47,800	(2)	$304,473

Identifiable assets	$93,098	$772,624	$48,977	$55,999	$342,207	(3)	$1,312,905

(1)	After deducting $4.3 million of income attributable to noncontrolling interests.
(2)	Includes $47.1 million attributable to the Middletown facility.
(3)	Includes receivables from affiliate totaling $289.0 million and Middletown facility construction-in-progress totaling $47.1 million.

The following table sets forth the Company’s total sales and other operating revenue by product or service:

	Year Ended December 31
	2010	2009	2008
	(Dollars in thousands)
Metallurgical coke sales	$1,237,213	$1,062,194	$760,142
Steam and electricity sales	40,383	18,364	14,395
Operating and licensing fees	38,411	40,442	58,388
Metallurgical coal sales	177	2,480	5,856
Other	363	536	155

	$1,316,547	$1,124,016	$838,936

15. Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2010, through March 23, 2011, which is the date these combined financial statements were issued, and have determined that except as set forth elsewhere in these financial statements, there are no subsequent events that require disclosure.

SunCoke

Combined Statements of Income

(Unaudited)

	For the Three Months Ended March 31
	2011	2010
	(Dollars in thousands)
Revenues
Sales and other operating revenue	$332,967	$328,224
Other income, net	351	199

Total revenues	333,318	328,423

Costs and operating expenses
Cost of products sold and operating expenses	281,329	252,183
Loss on firm purchase commitments (Note 5)	18,544	—
Selling, general and administrative expenses	16,160	13,255
Depreciation, depletion, and amortization	13,020	10,712

Total costs and operating expenses	329,053	276,150

Operating income	4,265	52,273

Interest income—affiliate (Note 3)	5,682	5,744
Interest income	35	27
Interest cost—affiliate (Note 3)	(1,500)	(1,391)
Capitalized interest	312	88

Total financing income, net	4,529	4,468

Income before income tax expense	8,794	56,741
Income tax expense (Note 4)	3,139	14,002

Net income	5,655	42,739
Less: net (loss) income attributable to noncontrolling interests	(6,171)	3,716

Net income attributable to net parent investment	$11,826	$39,023

(See Accompanying Notes)

SunCoke

Combined Balance Sheets

(Unaudited)

	March 31, 2011	December 31, 2010
	(Dollars in thousands)
Assets
Cash and cash equivalents	$10,956	$40,092
Accounts receivable	65,646	44,606
Inventories (Note 5)	116,338	106,610
Prepaid firm purchase commitment of coke inventory (Note 5)	17,021	—
Interest receivable from affiliate	1,808	—
Deferred income taxes	552	1,140

Total current assets	212,321	192,448

Notes receivable from affiliate (Note 3)	289,000	289,000
Investment in Brazilian cokemaking operations	40,976	40,976
Properties, plants and equipment, net	1,236,780	1,173,518
Lease and mineral rights, net	54,801	6,690
Goodwill	9,388	3,400
Deferred charges and other assets	16,844	12,434

Total assets	$1,860,110	$1,718,466

Liabilities and Equity
Advances from affiliate (Note 3)	$953,034	$888,512
Accounts payable	137,457	106,350
Accrued liabilities	54,280	53,158
Taxes payable	10,297	7,704

Total current liabilities	1,155,068	1,055,724

Payable to affiliate (Note 3)	53,498	55,813
Accrual for black lung benefits	26,863	26,605
Retirement benefit liabilities (Note 6)	43,687	42,854
Deferred income taxes	112,749	85,930
Asset retirement obligations	13,282	11,014
Other deferred credits and liabilities	21,543	11,185
Commitments and contingent liabilities (Note 7)

Total liabilities	1,426,690	1,289,125

Equity
Net parent investment	380,977	369,541
Noncontrolling interests	52,443	59,800

Total equity	433,420	429,341

Total liabilities and equity	$1,860,110	$1,718,466

(See Accompanying Notes)

SunCoke

Combined Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31
	2011	2010
	(Dollars in thousands)
Cash Flows from Operating Activities:
Net income	$5,655	$42,739
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on firm purchase commitment (Note 5)	18,544	—
Depreciation, depletion and amortization	13,020	10,712
Deferred income tax expense	4,370	3,562
Payments in excess of expense for retirement plans	(88)	(3,297)
Changes in working capital pertaining to operating activities:
Accounts receivable	(17,771)	29,178
Inventories	(6,724)	(6,861)
Prepaid coke inventory for firm purchase commitment (Note 5)	(17,021)	—
Accounts payable and accrued liabilities	7,581	14,833
Taxes payable	3,278	720
Other	(3,490)	(2,837)

Net cash provided by operating activities	7,354	88,749

Cash Flows from Investing Activities:
Capital expenditures	(59,480)	(9,744)
Acquisition of business, net of cash received	(35,722)	—
Proceeds from sale of assets	6	—

Net cash used in investing activities	(95,196)	(9,744)

Cash Flows from Financing Activities:
Net increase (decrease) in advances from affiliate	64,522	(41,658)
Repayment of notes payable assumed in acquisition	(2,315)	—
Increase (decrease) in payable to affiliate	(2,315)	9,293
Cash distributions to noncontrolling interests in cokemaking operations	(1,186)	(4,241)

Net cash provided by (used in) financing activities	58,706	(36,606)

Net increase (decrease) in cash and cash equivalents	(29,136)	42,399
Cash and cash equivalents at beginning of period	40,092	2,741

Cash and cash equivalents at end of period	$10,956	$45,140

(See Accompanying Notes)

SunCoke

Combined Statements of Comprehensive Income and Equity

(Unaudited)

	Comprehensive Income(1)	Net Parent Investment	Noncontrolling Interests
	(Dollars in thousands)
At December 31, 2009		$741,994	$73,624
Net income	$42,739	39,023	3,716
Other comprehensive loss (net of related tax benefit of $11,325):
Retirement benefit plans funded status adjustment	18,319	18,319	—
Currency translation adjustment	(115)	(115)	—
Cash distributions to noncontrolling interests	—	—	(4,241)

Total	$60,943

At March 31, 2010		$799,221	$73,099

At December 31, 2010		$369,541	$59,800
Net income (loss)	$5,655	11,826	(6,171)
Other comprehensive income (loss) (net of related tax expense of $351):
Retirement benefit plans funded status adjustment	(571)	(571)	—
Currency translation adjustment	181	181	—
Cash distributions to noncontrolling interests	—	—	(1,186)

Total	$5,265

At March 31, 2011		$380,977	$52,443

(1)	Comprehensive income attributable to net parent investment amounted to $11,436 and $57,227 for the three months ended March 31, 2011 and 2010, respectively.

(See Accompanying Notes)

SunCoke

Notes to Combined Financial Statements

(Unaudited)

1. General

Description of Business

The accompanying combined financial statements include the accounts of all operations that comprise the cokemaking and coal mining operations of Sunoco, Inc. (collectively, “SunCoke” or the “Company”), after elimination of all intercompany balances and transactions within the combined group of companies. The Company is an independent owner and operator of four metallurgical cokemaking facilities in the eastern and midwestern regions of the United States and operator of a cokemaking facility for a project company in Brazil in which it has a preferred stock investment. The cokemaking operations include blast furnace coke manufacturing at the Company’s Jewell Coke Company, L.P. (“Jewell”) facility in Vansant, VA; Indiana Harbor Coke Company, L.P. (“Indiana Harbor”) facility in East Chicago, IN; Haverhill North Coke Company (“Haverhill”) facility in Franklin Furnace, OH; and Gateway Energy & Coke Company, LLC (“Granite City”) facility in Granite City, IL. The Company has also entered into an agreement with AK Steel under which the Company will build, own and operate a cokemaking facility and associated cogeneration power plant adjacent to AK Steel’s Middletown, OH steelmaking facility. In addition to its cokemaking operations, the Company has metallurgical coal mining operations in the eastern United States. The metallurgical coal produced from underground mines in Virginia and West Virginia is used primarily at the Jewell cokemaking facility. In January 2011, the Company acquired Harold Keene Coal Company, Inc. and all of its affiliates (the “HKCC Companies”), which include two active underground mines and one active surface and highwall mine that are contiguous to the Company’s existing mines for $52.0 million, including working capital and contingent consideration (Note 2).

In December 2010, Sunoco, Inc. formed SunCoke Energy, Inc. (“SunCoke Energy”) to ultimately acquire, own, and operate the cokemaking and coal mining operations of Sunoco which constitute the businesses set forth in these combined financial statements. As part of the separation of the cokemaking and coal mining operations from Sunoco, Sunoco expects to contribute to SunCoke Energy the subsidiaries, assets and liabilities that are primarily related to its cokemaking and coal mining businesses. Effective with the closing of an initial public offering of SunCoke Energy’s common stock, the ownership of these businesses will be transferred to SunCoke Energy. This transfer will represent a reorganization of entities under common control and will be recorded at historical cost. Sunoco has also announced its intent to distribute its remaining equity interest in SunCoke Energy after the initial public offering to holders of Sunoco’s common stock through a spin-off at a later date.

Reclassifications

Certain amounts in the prior period Combined Financial Statements have been reclassified to conform to the current year presentation.

Quarterly Reporting

The accompanying combined financial statements included herein have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and without audit by an independent registered public accounting firm. Certain information and disclosures normally included in financial statements have been omitted pursuant to the rules and regulation of the Securities and Exchange Commission. In management’s opinion, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the results of operations, financial position and cash flows for the periods presented have been made. The results of operations for the period ended March 31, 2011 are not necessarily indicative of the operating results for the full year.

Subsequent Events

Subsequent events have been evaluated through June 3, 2011, the date the financial statements were issued.

SunCoke

Notes to Combined Financial Statements (continued)

(Unaudited)

2. Acquisition

On January 14, 2011, the Company acquired 100% of the outstanding common shares of Harold Keene Coal Co., Inc. and its affiliated companies, or the HKCC Companies, for approximately $52.0 million, including working capital and contingent consideration. The results of HKCC have been included in the consolidated financial statements since that date and are included in the Coal Mining segment. HKCC engages in the business of coal mining and owns, leases, and operates mines in Russell County, Virginia. The operations of the HKCC Companies produce high volatile A and high volatile B metallurgical coals, which complement the coal produced by the Company’s existing coal mining operations, and high quality steam coal. This acquisition adds between 250 and 300 thousand tons of coal production annually, with the potential to expand production in the future, and 21 million tons of proven and probable coal reserves located in two active underground mines and one active surface and highwall mine in Russell and Buchanan Counties in Virginia, contiguous to the Company’s existing metallurgical coal mining operations. The acquisition is part of the Company’s strategy to expand its domestic coal production and pursue selective reserve acquisitions. The goodwill of $6.0 million arising from the acquisition consists largely of synergies and cost reductions.

The aggregate noncontingent portion of the purchase price was $41.1 million, of which $35.7 million was paid in cash, net of cash received of $0.8 million. The remaining amounts relate to working capital adjustments and purchase price holdbacks of $1.9 million that were paid in May 2011 and $3.5 million that are expected to be paid in June 2012.

The purchase price includes a contingent consideration arrangement that requires the Company to pay the former owners of HKCC $2.00 per ton of coal for each ton produced from the real property or leased property acquired by HKCC if production levels exceed 150,000 tons in a calendar year for a period of 20 years or until full exhaustion, whichever comes sooner. The potential undiscounted amount of all future payments that could be required to be paid under the contingent consideration arrangement is between $0 and $42 million. The fair value of the contingent consideration is $10.9 million, and is based on significant inputs that are not observable in the market, or Level 3 inputs. Key assumptions include (a) a discount rate range of 0.895 percent to 6.027 percent and (b) probability adjusted production levels of HKCC operations between 300 thousand and 475 thousand tons per year. As of March 31, 2011, the amount recognized for the contingent consideration arrangement, the range of outcomes, and the assumptions used to develop the estimates had not changed.

SunCoke

Notes to Combined Financial Statements (continued)

(Unaudited)

The following table summarizes the consideration paid for HKCC and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date (dollars in thousands):

Consideration:
Cash, net of cash received	$35,722
Working capital adjustment and purchase price hold back	5,353
Contingent consideration arrangement	10,897

Fair value of total consideration transferred	$51,972

Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets	$7,314
Property and equipment	15,466
Mineral rights	48,112
Other assets	2,429
Current liabilities	(1,507)
Deferred tax liabilities, net	(22,703)
Notes payable	(2,315)
Asset retirement obligations	(812)

Total identifiable net assets assumed	45,984
Goodwill	5,988

Total	$51,972

The preliminary fair value of the acquired intangible assets of $47.3 million, net of asset retirement obligations of $0.8 million, was determined by applying the income approach, and is based on significant inputs that are not observable in the market, or Level 3 inputs. The acquired intangible assets, all of which are mineral rights, are to be depleted as they are extracted which is estimated to be over a period of 31 years. We are in the process of finalizing the valuation of the assets, liabilities and intangible assets acquired in connection with the HKCC acquisition and anticipate that the valuation will be completed in the second quarter of 2011.

Immediately upon acquisition, $2.3 million of liabilities were repaid.

The acquisition of HKCC is not material to the Company’s combined results of operations. Therefore, pro forma information has not been presented.

3. Related Party Transactions

The related party transactions with Sunoco and its affiliates are as follows:

Advances from/to Affiliate

Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco, serves as a lender and borrower of funds and a clearinghouse for the settlement of receivables and payables for the Company and Sunoco and its affiliates. Amounts due to Sunoco, Inc. (R&M) for the settlement of payables which include advances to fund capital expenditures amounted to $953.0 and $864.3 million at March 31, 2011 and December 31, 2010, respectively. Amounts due to Sunoco, Inc. (R&M) at March 31, 2011 included $19.6 million related to the purchase of coke from third parties for projected inventory shortfalls at Indiana Harbor (Note 5). Interest on such advances is based on short-term money market rates. The weighted-average annual interest rates used to determine interest expense for these amounts due were 1.5 and 1.8 percent for the three months ended March 31, 2011 and 2010, respectively.

SunCoke

Notes to Combined Financial Statements (continued)

(Unaudited)

Jewell has a $10.0 million revolving credit agreement with Sunoco, Inc. (R&M) (the “Jewell Revolver”), which expires on March 1, 2012. Borrowings under the Jewell Revolver bear interest at a rate based on the ninety-day commercial paper rate as reported in the Wall Street Journal plus 0.5 percent. There were no borrowings under the Jewell Revolver at March 31, 2011 or December 31, 2010.

Jewell is also a party to an agreement with Sunoco, Inc. (R&M) under which Sunoco, Inc. (R&M) finances any deficits of the Jewell cokemaking operations in excess of $10.0 million (the “Deficit Funding Agreement”). The agreement will expire on June 30, 2015. Borrowings under the Deficit Funding Agreement bear interest at a rate equal to the prime rate plus 1 percent. There were no borrowings under the Deficit Funding Agreement at March 31, 2011 or December 31, 2010.

Indiana Harbor has a revolving credit agreement with Sunoco, Inc. (R&M) (the “Indiana Harbor Revolver”), which expires on December 31, 2011. The amount available under the agreement through June 30, 2011 is $30.0 million and from July 1, 2011 through December 31, 2011, the amount available is reduced to $20.0 million. There were no borrowings under the Indiana Harbor Revolver at March 31, 2011, whereas borrowings amounted to $24.2 million at December 31, 2010. The interest rates for advances under the Indiana Harbor Revolver are based on the one-month London Inter-Bank Offered Rate, as quoted by Bloomberg, L.P., plus 1 percent (1.26 percent at December 31, 2010).

Interest income on advances to affiliate generated by the investment of idle funds under the clearinghouse activities described above is included in interest income—affiliate in the combined statements of income and totaled $0.2 and $0.2 million for the three months ended March 31, 2011 and 2010, respectively. Interest paid to affiliates under the above borrowing arrangements is classified as interest cost—affiliate in the combined statements of income and totaled $1.5 and $1.4 million for the three months ended March 31, 2011 and 2010, respectively.

Receivables/Payable from/to Affiliate

During 2002, in connection with an investment in the partnership by a third-party investor, Indiana Harbor loaned $200.0 million of excess cash to The Claymont Investment Company (“Claymont”), a wholly owned subsidiary of Sunoco. The loan is evidenced by a note, which is due January 1, 2032 with interest receivable at a rate of 7.44 percent per annum. Interest income related to the note, which is paid quarterly, is included in interest income—affiliate in the combined statements of income and amounted to $3.7 million for the three months ended March 31, 2011 and 2010.

In 2000, in connection with an investment in the partnership by a third-party investor, Jewell loaned $89.0 million of excess cash to Claymont. The loan is evidenced by a note, which is due December 31, 2020 with interest receivable at a rate of 8.24 percent per annum. Interest income related to the note, which is paid annually, is included in interest income—affiliate in the combined statements of income and amounted to $1.8 million for the three months ended March 31, 2011 and 2010.

The Company has a non-interest bearing payable to affiliate totaling $53.5 and $55.8 million at March 31, 2011 and December 31, 2010, respectively. This intercompany balance represents the difference between the taxes allocated to the Company by Sunoco under a tax-sharing arrangement and the taxes recognized by the Company on a separate-return basis as reflected in the combined financial statements. The intercompany balance is settled with Sunoco when the Company realizes the allocated taxes in its current tax provision as computed under the tax-sharing arrangement.

SunCoke

Notes to Combined Financial Statements (continued)

(Unaudited)

Net Parent Investment

The net parent investment represents Sunoco’s equity investment in the Company and reflects capital contributions or returns of capital, net income attributable to Sunoco’s ownership and accumulated other comprehensive income (loss) which is all attributable to Sunoco’s ownership.

Sales to Affiliate

The flue gas produced during the Haverhill cokemaking process is being utilized to generate low-cost steam, which is being sold to the adjacent chemical manufacturing complex owned and operated by Sunoco’s Chemicals business. Such steam sales totaled $2.5 and $1.8 million for the three months ended March 31, 2011 and 2010, respectively.

Allocated Expenses

Amounts were allocated from subsidiaries of Sunoco for employee benefit costs of certain executives of the Company as well as for the cost associated with the participation of such executives in Sunoco’s principal management incentive plans. The employee benefit costs were allocated as a percentage of the executives’ actual pay while the incentive plan costs represented the actual costs associated to the executives. Indirect corporate overhead attributable to the operations of the Company has also been allocated from Sunoco. These overhead expenses incurred by Sunoco include costs of centralized corporate functions such as legal, accounting, treasury, engineering, information technology, insurance and other corporate services. The allocation methods for these costs include: estimates of the costs and level of support attributable to SunCoke for legal, accounting, treasury, and engineering; usage and headcount for information technology; and prior years’ claims information and historical cost of insured assets for insurance. The above allocations are included in cost of products sold and operating expenses and selling, general and administrative expenses in the combined statements of income and totaled $2.0 million and $1.8 million for the three months ended March 31, 2011 and 2010, respectively.

Guarantees and Indemnifications

For a discussion of certain guarantees that Sunoco, Inc. is providing to the current third-party investors of the Indiana Harbor cokemaking operations on behalf of the Company, see Note 7 to the combined financial statements.

SunCoke

Notes to Combined Financial Statements (continued)

(Unaudited)

4. Income Taxes

The reconciliation of the income tax expense at the U.S. statutory rate to the income tax expense is as follows:

	Three Months Ended March 31
	2011	2010
	(Dollars in thousands)
Income tax expense at U.S. statutory rate of 35 percent	$3,078	$19,859
Increase (reduction) in income taxes resulting from:
Loss (income) attributable to noncontrolling interests(1)	2,160	(1,301)
Nonconventional fuel credit	(2,171)	(5,460)
State and other income taxes, net of federal income tax effects	287	1,093
Percentage depletion	(561)	—
Manufacturers’ deduction	341	(379)
Other	5	190

	$3,139	$14,002

(1)	No income tax expense (benefit) is reflected in the combined statements of income for partnership income (loss) attributable to noncontrolling interests.

5. Inventories

The Company’s inventory consists of metallurgical coal, which is the principal raw material for the Company’s cokemaking operations, and coke, which is the finished good sold by the Company to its customers, and materials, supplies and other.

These components of inventories were as follows:

	March 31, 2011	December 31, 2010
	(Dollars in thousands)
Coal	$76,910	$68,659
Coke	11,903	13,152
Materials, supplies and other	27,525	24,799

	$116,338	$106,610

During the first quarter of 2011, the Company determined that Indiana Harbor would fall short of its 2011 annual minimum coke production requirements by approximately 122,000 tons. The Company has entered into contracts to procure the coke from third parties to meet the entire volume shortfall. However, the coke prices in the purchase agreements exceed the sales price in the Company’s contract with ArcelorMittal. This resulted in an estimated loss on firm purchase commitments of $18.5 million ($12.2 million attributable to net parent investment and $6.3 million attributable to noncontrolling interests), which was recorded during the first quarter of 2011.

SunCoke

Notes to Combined Financial Statements (continued)

(Unaudited)

6. Retirement Benefits Plans

Defined Benefit Pension Plan and Postretirement Health Care and Life Insurance Plans

The Company has a noncontributory defined benefit pension plan (“defined benefit plan”), which provides retirement benefits for certain of its employees. The Company also has plans which provide health care and life insurance benefits for all of its retirees (“postretirement benefit plans”). The postretirement benefit plans are unfunded and the costs are borne by the Company.

Effective January 1, 2011, pension benefits under the Company’s defined benefit plan were frozen for all participants in this plan. The Company also amended its postretirement benefit plans during the first quarter of 2010. Postretirement medical benefits for its future retirees were phased out or eliminated, effective January 1, 2011, for non-mining employees with less than ten years of service and employer costs for all those still eligible for such benefits were capped. As a result of these changes to its postretirement benefit plans, the Company’s postretirement benefit liability declined $36.7 million during 2010. Most of the benefit of this liability reduction is being amortized into income through 2016. The Company’s pension plan assets are currently invested in a trust with the assets of other pension plans of Sunoco.

Defined benefit plan (benefit) expense consisted of the following components:

	Three Months Ended March 31
	2011	2010
	(Dollars in thousands)
Service cost	$—	$125
Interest cost on benefit obligations	374	399
Expected return on plan assets	(605)	(551)
Amortization of actuarial losses	142	164

	$(89)	$137

Postretirement benefit plans (benefit) expense consisted of the following components:

	Three Months Ended March 31
	2011	2010
	(Dollars in thousands)
Service cost	$85	$432
Interest cost on benefit obligations	517	1,146
Amortization of:
Actuarial losses	340	280
Prior service benefit	(1,404)	(281)

	(462)	1,577
Curtailment gain	—	(724)

	$(462)	$853

SunCoke

Notes to Combined Financial Statements (continued)

(Unaudited)

7. Commitments and Contingent Liabilities

The Company is subject to indemnity agreements with third-party investors of Indiana Harbor for certain tax benefits that were available to them during the preferential return period in the event the Internal Revenue Service (“IRS”) disallows the tax deductions and benefits allocated to the third parties. These tax indemnifications are in effect until the applicable tax returns are no longer subject to IRS review. Although the Company believes the possibility is remote that it will be required to do so, at March 31, 2011, the maximum potential payment under these tax indemnifications would have been approximately $20.0 million. Sunoco, Inc. also guarantees SunCoke’s performance under the indemnification to the third-party investors.

The Company is a party to certain other pending and threatened claims. Although the ultimate outcome of these claims cannot be ascertained at this time, it is reasonably possible that some portion of these claims could be resolved unfavorably to the Company. Management of the Company believes that any liability which may arise from claims would not be material in relation to the combined financial position, results of operations or cash flow of the Company at March 31, 2011.

On March 24, 2011, the Company received a demand notice from the United States Environmental Protection Agency (“EPA”) assessing a civil penalty for alleged Clean Air Act violations at the Haverhill, Ohio and Granite City, Illinois plants. At this early stage, negotiations are ongoing and the Company is unable to estimate a range of reasonably possible loss.

8. Accumulated Other Comprehensive Income

The following table sets forth the components of accumulated other comprehensive income in net parent investment (net of related income taxes) at March 31, 2011 and December 31, 2010, respectively:

	March 31, 2011	December 31, 2010
	(Dollars in thousands)
Retirement benefits plans	$1,682	$2,253
Foreign currency translation adjustment	1,347	1,166

	$3,029	$3,419

9. Fair Value Measurements

The Company’s cash equivalents, which amounted to $2.4 and $37.8 million at March 31, 2011 and December 31, 2010, respectively, were measured at fair value based on quoted prices in active markets for identical assets (Level 1). Contingent consideration related to the HKCC acquisition (Note 2) amounted to $10.9 million at March 31, 2011. No other assets or liabilities were measured at fair value in the Company’s combined balance sheet at March 31, 2011 and December 31, 2010.

The Company’s current assets (other than inventories and deferred income taxes) and current liabilities (other than the current portion of retirement benefit liabilities) are financial instruments and most of these items are recorded at cost in the combined balance sheets. The estimated fair value of these financial instruments approximates their carrying amounts. The estimated fair value of the receivables from affiliate was $338.1 and $338.4 million at March 31, 2011 and December 31, 2010, respectively. The carrying amount of these receivables was $289.0 million on each of these dates. The fair value of these receivables from affiliate was estimated based upon the market interest rates applicable to Sunoco at the respective balance sheet dates for similar terms.

SunCoke

Notes to Combined Financial Statements (continued)

(Unaudited)

10.	Business Segment Information

SunCoke is an independent owner and operator of four metallurgical cokemaking facilities in the eastern and midwestern regions of the United States and operator of a cokemaking facility for a project company in Brazil in which it has a preferred stock investment. In addition to its cokemaking operations, the Company has metallurgical coal mining operations in the eastern United States. The Company’s cokemaking operations are reported as three segments: Jewell Coke, Other Domestic Coke and International Coke. The Jewell Coke segment consists of the operations of the Company’s cokemaking facilities in Vansant, VA. The Indiana Harbor cokemaking facility located in East Chicago, IL, the Haverhill cokemaking facility, located in Franklin Furnace, OH, and the Granite City cokemaking facility, located in Granite City, IL have been aggregated into the Other Domestic Coke segment. Each of these facilities produces metallurgical coke and recovers waste heat which is converted to steam or electricity through a similar production process. The coke production for these facilities is sold directly to integrated steel producers under contracts which provide for the pass-through of coal costs subject to contractual coal-to-coke yields plus an operating cost component and fixed fee component received for each ton of coke sold. Accordingly, SunCoke management believes that the facilities in the Other Domestic Coke segment have similar long-term economic characteristics. The International Coke segment operates a cokemaking facility located in Vitória, Brazil for a project company. The International Coke segment also earns income from a dividend on its preferred stock investment assuming that certain minimum production levels are achieved at the plant.

The Company’s Coal Mining segment conducts coal mining operations near the Company’s Jewell cokemaking facility, centered in Vansant, VA with mines located in Virginia and West Virginia. Currently, a substantial portion of the coal production is sold to the Jewell Coke segment for conversion into metallurgical coke. Some coal is also sold to the Other Domestic Coke facilities. There are limited third-party sales at this time. Intersegment coal revenues for sales to the Jewell Coke and Other Domestic Coke segments are based on the prices that the coke customers of the Other Domestic Coke segment have agreed to pay for the internally produced coal, which approximate the market prices for this quality of metallurgical coal. In January 2011, the Company acquired the HKCC Companies which include two active underground mines and one active surface and highwall mine that are contiguous to the Company’s existing mines (Note 2) and the results of operations from the date of acquisition forward are included in the Coal Mining segment.

Overhead expenses that can be identified with a segment have been included as deductions in determining segment income. The remainder is included in Corporate and Other. Net financing income, which consists principally of interest income, interest expense and interest capitalized, is also excluded from segment results. Identifiable assets are those assets that are utilized within a specific segment.

SunCoke

Notes to Combined Financial Statements (continued)

(Unaudited)

	Three Months Ended March 31, 2011
	(Dollars in thousands)
	Jewell Coke	Other Domestic Coke	International Coke	Coal Mining	Corporate and Other		Combined
Sales and other operating revenue	$64,012	$247,445	$9,693	$11,817	$—		$332,967

Intersegment sales	$—	$—	$—	$38,807	$—		$—

Operating income (loss)	$17,953	$(9,472)	$935	$1,577	$(6,728)		$4,265
Less: operating loss attributable to noncontrolling interest	—	7,150	—	—	—		7,150

Operating income (loss) attributable to net parent investment	$17,953	$(2,322)	$935	$1,577	$(6,728)		11,415

Net financing income attributable to net parent investment							3,550	(1)

Pretax income attributable to net parent investment							14,965
Income tax expense							3,139

Net income attributable to net parent investment							$11,826

Depreciation, depletion and amortization	$1,101	$8,615	$53	$2,719	$532		$13,020

Capital expenditures	$64	$648	$138	$5,027	$53,603	(2)	$59,480

Identifiable assets	$82,629	$922,582	$61,238	$167,240	$626,421	(3)	$1,860,110

(1)	After deducting $1.0 million of income attributable to noncontrolling interests.
(2)	Includes $52.3 million attributable to the Middletown facility.
(3)	Includes receivables from affiliate totaling $290.8 million and Middletown facility construction-in-progress totaling $286.7 million.

SunCoke

Notes to Combined Financial Statements (continued)

(Unaudited)

	Three Months Ended March 31, 2010
	(Dollars in thousands)
	Jewell Coke	Other Domestic Coke	International Coke	Coal Mining	Corporate and Other		Combined
Sales and other operating revenue	$85,728	$232,256	$10,076	$164	$—		$328,224

Intersegment sales	$—	$—	$—	$33,847	$—		$—

Operating income (loss)	$49,598	$3,093	$558	$2,989	$(3,965)		$52,273
Less: operating income attributable to noncontrolling interest	—	(2,696)	—	—	—		(2,696)

Operating income (loss) attributable to net parent investment	$49,598	$397	$558	$2,989	$(3,965)		49,577

Net financing income attributable to net parent investment							3,448	(1)

Pretax income attributable to net parent investment							53,025
Income tax expense							14,002

Net income attributable to net parent investment							$39,023

Depreciation, depletion and amortization	$1,099	$7,609	$26	$1,787	$191		$10,712

Capital expenditures	$—	$4,268	$11	$2,945	$2,520	(2)	9,744

Identifiable assets	$93,645	$961,966	$59,665	$69,181	$384,394	(3)	$1,568,851

(1)	After deducting $1.0 million of income attributable to noncontrolling interests.
(2)	Includes $2.2 million attributable to the Middletown facility.
(3)	Includes receivables from affiliate totaling $289.0 million and Middletown facility construction-in-progress totaling $70.7 million.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Sunoco, Inc.

We have audited the accompanying balance sheet of SunCoke Energy, Inc. (the “Company”) as of March 31, 2011. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of SunCoke Energy, Inc. at March 31, 2011, in conformity with U. S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Philadelphia, Pennsylvania

June 3, 2011

SunCoke Energy, Inc.

Balance Sheet

March 31, 2011

Assets

Current Assets

Cash	$1,000

Total Assets	$1,000

Stockholder’s Equity

Common stock, par value $0.01 per share (1,000 shares authorized, issued and outstanding)	$10

Additional paid-in capital	990

Total Stockholder’s Equity	$1,000

(See Accompanying Notes)

SunCoke Energy, Inc.

Notes to Balance Sheet

1. Nature of Operations

SunCoke Energy, Inc. (the “Company”), was formed in December 2010 to ultimately acquire the cokemaking and coal mining operations of Sunoco, Inc. (“Sunoco”). Sunoco contributed $1,000 to the Company in exchange for all the issued and outstanding shares of the Company. There have been no other transactions involving the Company as of March 31, 2011.

As part of the separation of the cokemaking and coal mining operations from Sunoco, Sunoco expects to contribute to the Company the subsidiaries, assets and liabilities that are primarily related to its cokemaking and coal mining businesses. Effective with the closing of an initial public offering of the Company’s common stock, the ownership of these businesses will be transferred to SunCoke Energy, Inc. This transfer will represent a reorganization of entities under common control and will be recorded at historical cost. Sunoco has also announced its intent to distribute at a later date its remaining equity interest in SunCoke Energy, Inc. after the initial public offering to holders of Sunoco’s common stock through a spin-off.

2. Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of March 31, 2011 through June 3, 2011, which is the date this balance sheet was issued. All subsequent events requiring recognition as of March 31, 2011 have been incorporated into this balance sheet.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the registrant and the selling stockholder in connection with the offering contemplated by this registration statement. All of the fees set forth below are estimates except for the SEC registration fee, the FINRA fee and the stock exchange listing fee.

Amount
	Payable by the Selling Stockholder		Payable by the Registrant
SEC registration fee		$—	11,610
FINRA fee		—	10,500
Stock exchange listing fee		*	*
Blue Sky fees and expenses		*	*
Printing expenses		*	*
Legal fees and expenses		*	*
Accounting fees and expenses		*	*
Transfer agent and registrar fees		*	*
Miscellaneous fees and expenses		*	*

Total	$	*	*

*	To be completed by amendment.

ITEM 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s certificate of incorporation provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation is not personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation and bylaws provides for such limitation of liability to the fullest extent permitted by the DGCL.

The registrant will on its own, or in conjunction with its controlling shareholder, maintain industry standard policies of insurance under which coverage is provided to its directors and officers against legal liability for loss which is not indemnified arising from claims made by reason of breach of duty or other wrongful act while acting in their capacity as directors and officers of the registrant.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the registrant by the underwriters against certain liabilities.

ITEM 15.	Recent Sales of Unregistered Securities

We have not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon formation to our sole stockholder, Sunoco.

ITEM 16.	Exhibits and Financial Statements Schedules

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index which precedes the exhibits to the registration statement and is hereby incorporated by reference.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the application agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions, are inapplicable, or the information is included in the combined financial statements, and have therefore been omitted.

ITEM 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the registrant’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lisle, State of Illinois, on the 23rd day of June 2011.

SUNCOKE ENERGY, INC.

By:	/S/ FREDERICK A. HENDERSON
Name: Frederick A. Henderson
Title: Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Name and Title	Date

/S/ FREDERICK A. HENDERSON Frederick A. Henderson	Chief Executive Officer and Chairman (Principal Executive Officer)	June 23, 2011

* Mark E. Newman	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	June 23, 2011

* Fay West	Vice President and Controller (Principal Accounting Officer)	June 23, 2011

* Stacy L. Fox	Director	June 23, 2011

* Brian MacDonald	Director	June 23, 2011

* Charmian Uy	Director	June 23, 2011

* Dennis Zeleny	Director	June 23, 2011

*By:

/S/ FREDERICK A. HENDERSON Frederick A. Henderson	Attorney-in-fact for the persons indicated	June 23, 2011

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

1.2	Form of Exchange Agreement*

3.1	Amended and Restated Certificate of Incorporation of the Registrant**

3.2	Amended and Restated Bylaws of the Registrant**

4.1	Form of Common Stock Certificate of the Registrant**

5.1	Form of Opinion of Wachtell, Lipton, Rosen & Katz**

10.1	Form of Separation and Distribution Agreement*

10.2	Form of Transition Services Agreement**

10.3	Form of Tax Sharing Agreement**

10.5	Form of Registration Rights Agreement**

10.6	SunCoke Energy, Inc. Senior Executive Incentive Plan**

10.7	SunCoke Energy, Inc. Long-Term Performance Enhancement Plan**

10.8	SunCoke Energy, Inc. Special Executive Severance Plan**

10.9	SunCoke Energy, Inc. Executive Involuntary Severance Plan**

10.10	Letter Agreement between Frederick A. Henderson and Sunoco, Inc., dated September 2, 2010**

10.11	Amendment No. 1 to Letter Agreement between Frederick A. Henderson and Sunoco, Inc. dated May 25, 2011**

10.12	Letter Agreement between Michael J. Thomson and Sunoco, Inc., dated September 2, 2010

10.13	Letter Agreement between Fay West and SunCoke Energy, Inc., dated January 16, 2011**

10.14	Letter Agreement between Denise R. Cade and Sunoco, Inc., dated February 18, 2011**

10.15	Letter Agreement between Mark E. Newman and Sunoco, Inc., dated March 10, 2011**

10.16	Guaranty, Keep Well, and Indemnification Agreement**

10.17	Steam Supply and Purchase Agreement, between Haverhill North Coke Co. and Sunoco, Inc., effective January 1, 2011**

10.18	Amended and Restated Coke Supply Agreement, dated as of October 28, 2003, by and between Jewell Coke Company, L.P., ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) **†

10.19	Amendment No. 1 to Amended and Restated Coke Supply Agreement, dated as of December 5, 2003, by and between Jewell Coke Company, L.P., ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) **†

10.20	Letter Agreement, dated as of May 7, 2008, between ArcelorMittal USA Inc., Haverhill North Coke Company, Jewell Coke Company, L.P. and ISG Sparrows Point LLC, serving as (1) Amendment No. 2 to the Amended and Restated Coke Supply Agreement, by and between Jewell Coke Company, L.P., ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) and (2) Amendment No. 2 to the Coke Purchase Agreement, by and between Haverhill North Coke Company, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.)†

10.21	Amendment No. 3 to Amended and Restated Coke Supply Agreement, dated as of January 26, 2011, by and between Jewell Coke Company, L.P., ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) **†

Exhibit Number	Description

10.22	Coke Purchase Agreement, dated as of October 28, 2003, by and between Haverhill North Coke Company, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) **†

10.23	Amendment No. 1 to Coke Purchase Agreement, dated as of December 5, 2003, by and between Haverhill North Coke Company, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.)**

10.24	Reserved

10.25	Amendment No. 3 to Coke Purchase Agreement, dated as of May 8, 2008, by and between Haverhill North Coke Company, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) **†

10.26	Amendment No. 4 to Coke Purchase Agreement, dated as of January 26, 2011, by and between Haverhill North Coke Company, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor (f/k/a ISG Indiana Harbor Inc.) **†

10.27	Coke Purchase Agreement, dated as of August 31, 2009, by and between Haverhill North Coke Company and AK Steel Corporation **†

10.28	Amended and Restated Coke Purchase Agreement, dated as of February 19, 1998, by and between Indiana Harbor Coke Company, L.P. and ArcelorMittal USA Inc. (f/k/a Inland Steel Company) **†

10.29	Amendment No. 1 to Amended and Restated Coke Purchase Agreement, dated as of November 22, 2000, by and between Indiana Harbor Coke Company, L.P., a subsidiary of the Company, and ArcelorMittal USA Inc. (f/k/a Inland Steel Company)**

10.30	Amendment No. 2 to Amended and Restated Coke Purchase Agreement, dated as of March 31, 2001, by and between Indiana Harbor Coke Company, L.P. and ArcelorMittal USA Inc. (f/k/a Inland Steel Company) **†

10.31	Supplement to Amended and Restated Coke Purchase Agreement, dated as of February 3, 2011, by and between Indiana Harbor Coke Company, L.P. and ArcelorMittal USA Inc. (f/k/a Inland Steel Company) **†

10.32	Coke Sale and Feed Water Processing Agreement, dated as of February 28, 2008, by and between Gateway Energy & Coke Company, LLC and United States Steel Corporation **†

10.33	Amendment No. 1 to Coke Sale and Feed Water Processing Agreement, dated as of November 1, 2010, by and between Gateway Energy & Coke Company, LLC and United States Steel Corporation **†

10.34	Amended and Restated Coke Purchase Agreement, dated as of September 1, 2009, by and between Middletown Coke Company, LLC, a subsidiary of the Company and AK Steel Corporation **†

21.1	Subsidiaries of the Registrant**

23.1	Consent of Ernst & Young LLP

23.2	Consent of Wachtell, Lipton, Rosen & Katz (contained in its opinion filed as Exhibit 5.1 hereto)**

23.3	Consent of Marshall Miller & Associates, Inc.**

24.1	Powers of Attorney **

24.2	Powers of Attorney**

*	To be filed by amendment
**	Previously filed
†	Certain portions have been omitted pursuant to a pending confidential treatment request. Omitted information has been separately filed with the Securities and Exchange Commission.